SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INDEX

Introduction

English Conference Call

March 31st, 2015

2:00 p.m. (Brasília)

1:00 p.m. (US EST)

5:00 p.m. (UK)

Webcast in English

http://webcast.conferenciacorp.com.br/view/131

Phone:

(+1 786) 837 9597 (US)

(+44) 20 3318 3776 (UK)

Password: 9532

IR Contact:

invest@eletrobras.com

www.eletrobras.com /elb/ri

Tel.: (+55) (21) 2514-6333

I – Analysis of the Results of the Consolidated Companies	4
II – Analysis of the Results of the Parent Company	14
III – Eletrobras Information	17
IV –Attachment: Subsidiary Companies Information	32
IV.1 - Generation and Transmission Companies	33
Itaipu	34
Furnas	42
Chesf	74
Eletronorte	105
Eletronuclear	125
Eletrosul	133
CGTEE	157
IV.2 Distribution Companies	167
Amazonas Energia	168
CELG D	184
Distribuição Acre	192
Distribuição Alagoas	201
Distribuição Piauí	210
Distribuição Rondônia	219
Distribuição Roraima	228
IV.3 Participation Company	237
Eletropar	237

1.Generation and Transmission Companies

Company	Net Operating Revenue		Service Result		Income/Loss of the Period		EBITDA (R$ million)		Margin EBITDA
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Furnas	6.316	4.298	1.345	-130	-406	-654	680	207	10.8	4.8
Chesf	3.563	4.098	179	-1.210	-1.118	-466	116	-1.040	3.2	-25.4
Eletronorte	6.046	4.856	879	1.735	2.033	1.221	1.255	2.240	20.8	46.1
Eletrosul	1.119	1.084	708	495	39	267	514	566	46.0	52.2
Eletronuclear	1.927	1.718	-894	-591	-1.001	-689	-534	-246	-27.7	-14.3
CGTEE	474	298	-216	-381	-480	-472	-142	-310	-30.0	-104.0

Installed Capacity

Company	Full Ownership (a)	SPE (b)	Physical Aggregation 2014	Total (a+b)
Furnas	8,830	2,029	521	10,859
Chesf	10,615	408	285	11,023
Eletronorte*	9,476	121	60	9,597
Itaipu	7,000	-	-	7,000
Eletronuclear	1,990	-	-	1,990
CGTEE	840	-	-	840
Eletrosul	428	320	303	748
Eletrobras	-	13	-	13
Distribution companies	2,083	-	-	2,083
Total	41,624	2,891	1,169	44,156

(b) The company's participation in the project

* TPU Electron, 121 MW, considered in the installed  capacity of  Eletronorte,is being used by Amazonas Energia.

Extension of Transmission Lines - Km

Company	Full Ownership (a)	SPE (b)	Physical Aggregation 2014	Total (a+b)
Furnas	19,907	1,361	165	21,267
Chesf	19,692	1,086	393	20,778
Eletronorte	10,703	1,472	814	12,174
Eletrosul	11,140	1,531	1,827	12,671
Distribution companies	701	-	28	701
Total	62,142	5,449	3,227	67,591

(b) The company's participation in the project

Energy Sold – MWh

	2014	2013
Itaipu	76,521,579	88,467,305
Furnas	40,560,604	42,231,758
Chesf	55,585,505	57,861,823
Eletronorte	51,260,891	52,472,887
Eletronuclear	14,113,782	13,456,230
Eletrosul	1,993,055	1,985,585
CGTEE	4,149,876	3,798,244
Total	243,544,548	260,247,831

*The data related to energy sold do not consider the sell in the short term market.

33

Balance Sheet

(In US$)

Assets	12.31.14	12.31.13
Current Assets
Cash and cash equivalents	313,950,465	387,365,027
Accounts receivable from clients	990,830,029	1,007,320,522
Stored materials	6,492,486	6,656,848
Obligation to receive	3,286,498	3,288,033
Legal deposits	34,520,767	21,106,491
Other accounts receivable	39,451,250	63,452,965
Current Assets Total	1,388,531,495	1,489,189,886

Non-Current Assets
Obligations to receive	218,384,799	200,840,198
Legal deposits	23,890,705	43,953,374
	242,275,504	244,793,572
Results to compensate
From previous periods	-2,131,418,858	-942,516,046
Result for the period	-1,103,817,173	-1,188,902,812
	-3,235,236,031	-2,131,418,858
Property, unit and equipment	17,469,614,239	17,488,882,033
Intangible	24,874,267	22,288,878
Total Non-Current Assets	14,501,527,979	15,624,545,625
Total Assets	15,890,059,474	17,113,735,511

34

Liabilities and Stockholders’ Equity	12.31.14	12.31.13
Current Liabilities
Loans and Financing	1,246,826,696	1,168,918,872
Remuneration and reimbursement	684,611,147	713,493,716
Suppliers	57,448,803	59,514,157
Pay roll and social obligations	62,920,743	58,919,188
Labor Indemnities	23,386,410	27,505,259
Provision for lawsuits	96,097,905	134,774,746
Other obligations	3,101,176	3,357,166
Total Current Liabilities	2,174,392,880	2,166,483,104

Non-Current Liabilities
Loans and financing	11,436,343,586	12,675,882,137
Labor Indemnities	346,449,977	345,044,078
Post-Emplyment benefits	1,759,412,051	1,696,400,179
Provision for lawsuits	70,099,686	126,411,007
Other obligations	3,361,294	3,515,006
Total Liabilities	13,615,666,594	14,847,252,407

Stockholders’ Equity
Capital
Centrais Elétricas Brasileiras SA	50,000,000	50,000,000
Administración Nacional de Electricidad	50,000,000	50,000,000
Total Stockholders’ Equity	100,000,000	10,000,000
Total Liabilities and Net Stockholders’ Equity	15,890,059,474	17,113,735,511

35

Statement of Income

(US$)

	12.31.14	12.31.13
Operating Revenues
Power supply	3,291,012,000	3,291,012,000
Remuneration on power assignment	318,374,804	377,020,357
Reimbursement of charges – non assured Energy	70,975,712	132,328,557
Operating Revenue Total	3,680,362,516	3,800,360,914

Operating Expenses
Remunerations and reimbursements
Capital income	-48,784,814	-48,139,048
Remuneration on power assignment	-318,374,804	-377,020,357
Assured Energy
Royalties	-411,298,648	-405,933,777
Reimbursement of charges – administration and supervision	-31,638,358	-31,225,674
Non assured Energy
Royalties	-65,906,018	-122,876,517
Reimbursement of charges – administration and supervision	-5,069,694	-9,452,040
	-881,072,336	-994,647,413
Operating expenses
Administrative and general expenses
Personnel	-557,502,289	-558,875,869
Actuarial Provisions	-123,996,093	-43,921,855
Materials	-17,901,251	-16,429,962
Third-part related services	-101,961,380	-106,702,421
Expenses with lawsuits	-50,646,983	-41,387,322
Provision for lawsuits	74,473,567	58,759,955
Other operating expenses	-98,738,803	-98,286,170
	-876,273,232	-806,843,644
Total of operating expenses	-1,757,345,568	-1,801,491,057
Result of Service
Other revenues / expenses
Sundry Revenues	8,881,552	9,628,450
Sundry Expenses	-58,584,531	-24,627,084
	-49,702,979	-14,998,634
Financial Revenues
Income from financial applications	56,764,473	21,033,597
Moratory increase on Energy invoices	2,259,258	3,453
Other financial revenues	3,628,014	4,203,307
	62,651,745	25,240,357
Financial Expenses
Debt charges	-	-2,322,697
Non-debt charges	-885,738,220	-958,676,180
Charges on remunerations and reimbursements	-2,108,825	-2,071
Monetary Variations	55,735,306	140,797,875
Other financial expenses	-36,803	-5,695
	-832,148,541	-820,208,768

Financial Result	-769,496,796	-794,968,411
Net income for the period	1,103,817,172	1,188,902,812

36

Cash Flow

(US$)

	12.31.14	12.31.13
Operating Activities
Net income for the period	1,103,817,173	1,188,902,812
Adjustments
Disposal of Fixed Assets - sales	58,155,422	23,936,521
Monetary Variation on Financing and loans	-1,927,269	-3,116,416
Monetary Variation on Estimated Obligations	-70,503,142	-177,003,049
Liability provisions
Financial charges to be capitalized	885,768,845	960,998,877
Estimated Obligations	69,969,179	-9,053,366
Adjusted Income	2,045,280,208	1,984,665,379
Variations in Assets and Liabilities
Accounts Receivable variation – Rendering of Services	16,490,493	-40,282,168
Stored Material variation	164,362	-185,536
Other Credits variation	14,326,704	15,948,262
Remuneration and reimbursement variation	-28,882,569	44,529,884
Suppliers and other variations	-2,475,056	-25,019,820
Payment-roll and social obligation variation	4,001,555	685,465
Payment of the Estimated Obligation	-34,155,277	-60,448,989
	-30,529,788	-64,772,902
Net Operating Cash Flow	2,014,750,420	1,919,892,477
Investment Activities
Property, unit and equipment and intangible	-41,455,814	-36,646,144
Balance of the Investment Activities	-41,455,814	-36,646,144
Financing Activities
Loans and financing obtained	8,660,000	26,049,560
Amortization of the Loans and Financing	-1,168,196,548	-1,092,539,729
Payment of interest on Loans and Financing	-887,172,620	-963,654,859
Balance of the Financing Activities	-2,046,709,168	-2,030,145,028
Total of Cash Effects	-73,414,562	-146,898,695
Cash and cash equivalent – beginning of period	387,365,027	534,263,722
Cash and cash equivalent – end of period	313,950,465	387,365,027
Total of Cash Effects	-73,414,562	-146,898,695

37

Market Data

1.Generation Assets and Energy generated

Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated – MWh
			1Q14	2Q14	3Q14	4Q14	2014
Itaipu Binacional	14,000	8,577	23,251,103	22,061,975	20,848,730	21,633,585	87,795,393

Unit	Participation %	Location (State)	Beginning of Operation	End of Operation
Itaipu Binacional	50%	Brazil (Paraná) and Paraguay (Alto Paraná)	03/1985	-

2.Electric energy purchased for resale  - N/A

3.Energy sold

Own assets

Buyer	Sales model	1Q13		2Q13		3Q13		4Q13		2014
		US$ Million[1]	MWh	US$ Million	MWh	US$ Million	MWh	US$ Million	MWh	US$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-
	B	741.4	20,103,482	759.2	19,767,360	761.9	18,351,153	732.2	18,299,584	2,994.7	76,521,579
Others	A	-	-	-	-	-	-	-	-	-	-
	B	81.4	2,983,783	63.6	2,135,060	60.8	2,359,017	90.5	3,165,748	296.3	10,643,608
Total	A	-	-	-	-	-	-	-	-	-	-
	B	822.8	23,087,265	822.8	21,902,420	822.7	20,710,170	822.7	21,465,332	3,291.0	87,165,187

A - Through auction

B - Through free market agreements or bilateral contracts

1Considered only the billing of assured energy

4.CCEE settlement (Spot and MRE) – N/A

5.Fuel used to produce electricity– N/A

6.Losses in generation - %

1Q14	2Q14	3Q14	4Q14	2014
0.70	0.72	0.66	0.78	0.72

7.Average price– US$/KW

Own assets

1Q14	2Q14	3Q14	4Q14	2014
22.60	22.60	22.60	22.60	22.60

38

8.Extension of transmission lines – Km – N/A

9. Losses in Transmission - % - N/A

10.Main investments– US$ million

Project	1Q14	2Q14	3Q14	4Q14	2014	Budget
Generation
Permanent	0.9	1.7	0.4	6.0	9.0	-
Techinical Reserve	0.5	0.6	1.2	0.2	2.5	-
Softwares	0.3	1.0	0.1	1.2	2.6	-
Other investments	2.5	6.2	4.3	14.4	27.4	-
Total	4.2	9.5	6.0	21.8	41.5	-

11.New investments – N/A

12.Loans and financing – US$ million

Local currency - LC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Balance 12.31.14	Due	Index
FIBRA – Fundação Itaipu – BR	36.8	37.8	33.4	30.5	2023	6.0% + INPC

Foreign currency - FC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Balance 12.31.14	Due Date	Currency
Eletrobras	4,912.1	4,740.2	4,565.7	4,388.5	2021/2023	US$
National Treasury	8,289.4	8,176.2	8,061.2	7,944.2	2023	US$
Restructuring of foreign debt	256.9	244.9	246.8	244.9	2023	US$
CAJUBI – Fundação Itaipu – PY	70.8	69.4	67.8	66.3	2021/2022	US$
Paraguayan Banks	-	-	2.2	8.7	2016/2018/2022	US$
TOTAL	13,529.2	13,230.7	12,943.7	12,652.6

13.Contracts – US$ million

13.1.Loans and financing

Loans and financing	2015	2016	2017	2018	2019	After 2019	Total (LC+FC)
By activity
Generation	1,246.8	1,326.8	1,413.2	1,507.2	1,607.6	5,581.5	12,683.1
By creditor
Eletrobras	596.6	485.2	516.7	550.7	587.1	1,652.2	4,388.5
Others	650.2	841.6	896.5	956.5	1,020.5	3,929.3	8,294.6

39

14.Number of employees

14.1.By tenure

Generation

Itaipu Binacional

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	948	906	878	804
6 to 10	589	633	665	780
11 to15	406	402	398	399
16 to 20	163	158	151	149
21 to 25	502	436	355	305
beyond 25	608	653	687	705
Total	3,216	3,188	3,134	3,142

Brazilian Margin

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	369	355	356	353
6 to 10	380	393	403	415
11 to15	125	134	125	126
16 to 20	161	158	151	149
21 to 25	108	85	53	51
beyond 25	262	289	289	283
Total	1,405	1,414	1,377	1,377

Paraguayan Margin

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	579	551	522	451
6 to 10	209	240	262	365
11 to15	281	268	273	273
16 to 20	02	-	-	-
21 to 25	394	351	302	254
beyond 25	346	364	398	422
Total	1,811	1,774	1,757	1,765

14.2.By region

Itaipu Binacional

State	Number of employees
	1Q14	2Q14	3Q14	4Q14
Usina Hidrelétrica de Itaipu*	2,162	2,138	2,115	2,082
Paraná – Brasil	313	311	301	315
São Paulo – Brasil	01	01	01	01
Brasília – Brasil	03	03	03	03
Paraguai	737	735	714	741
Total	3,216	3,188	3,134	3,142

*Located in Foz do Iguaçu-Paraná-Brasil and Hernandárias-Alto Paraná-Paraguay.

40

Brazilian Margin

State	Number of employees
	1Q14	2Q14	3Q14	4Q14
Usina Hidrelétrica de Itaipu*	1,100	1,111	1,084	1,072
Paraná – Brasil	301	299	289	301
São Paulo – Brasil	01	01	01	01
Brasília – Brasil	03	03	03	03
Paraguai	-	-	-	-
Total	1,405	1,414	1,377	1,377

*Located in Foz do Iguaçu-Paraná-Brasil and Hernandárias-Alto Paraná-Paraguay.

Paraguayan Margin

State	Number of employees
	1Q14	2Q14	3Q14	4Q14
Usina Hidrelétrica de Itaipu*	1,062	1,027	1,031	1,010
Paraná – Brasil	12	12	12	14
São Paulo – Brasil	-	-	-	-
Brasília – Brasil	-	-	-	-
Paraguai	737	735	714	741
Total	1,811	1,774	1,757	1,765

*Located in Foz do Iguaçu-Paraná-Brasil and Hernandárias-Alto Paraná-Paraguay.

14.3.By departments

Itaipu Binacional

Department	Number of employees
	1Q14	2Q14	3Q14	4Q14
Field	747	727	715	690
Administrative	2,469	2,461	2,419	2,452

Brazilian Margin

Department	Number of employees
	1Q14	2Q14	3Q14	4Q14
Field	380	377	375	374
Administrative	1,025	1,037	1,002	1,003

Paraguayan Margin

Department	Number of employees
	1Q14	2Q14	3Q14	4Q14
Field	367	350	340	316
Administrative	1,444	1,424	1,417	1,449

15.Complementary work force – N/A

16.Turn-over - %

Itaipu Binacional

1Q14	2Q14	3Q14	4Q14
1.09	0.47	1.47	0.84

41

Brazilian Margin

1Q14	2Q14	3Q14	4Q14
1.12	0.64	1.44	0.80

Paraguayan Margin

1Q14	2Q14	3Q14	4Q14
1.13	1.24	1.50	2.02

42

Balance Sheet

(R$ thousand)

Assets
	12.31.14	12.31.13
Current Assets
Availabilities	1,692	6,696
Clients (Consumers and resellers)	623,284	607,331
Loans and financing	3,138	3,353
Marketable Securities	667,750	715,812
Dividends to receive (Remuneration of equity participation)	113,186	82,536
Fiscal Assets deferred (Taxes and contributions)	7,770	19,338
Income Tax and Social Contribution	226,432	98,747
Reimbursement Rights – CCC (12,111 law)	238,381	263,127
Linked deposits	-	15,339
Stored materials	22,789	21,454
Financial Asset	-	-
Receivables - 12,783/13 Law	1,344,476	1,499,440
Others	199,168	97,495
Current Assets Total	3,448,066	3,430,668
.
Non-Current Assets
Clients (Consumers and resellers)	422,182	313,493
Loans and financing	3,095	6,152
Marketable Securities	-	-
Fiscal Assets deferred (Taxes and contributions)	-	-33,823
Income Tax and Social Contribution	-	491,732
Reimbursement Rights – CCC (12,111 law)	19,916	246,976
Linked deposits	477,926	503,057
Financial Asset	7,529,487	6,389,473
Receivables - 12,783/13 Law	-	630,912
Others	177,797	261,280
Advances for equity participation	18,075	-
	8,648,478	8,809,252
INVESTMENTS	5,344,317	4,879,505
FIXED ASSETS	5,924,242	5,908,998
INTANGIBLE	107,581	111,388
Non-Current Assets Total	20,024,618	19,709,143
Assets Total	23,472,684	23,139,811

43

Liabilities and Stockholders’ Equity
	12.31.14	12.31.13
Current Liabilities
Suppliers	750,285	411,869
Loans and financing	507,770	431,464
Taxes and social contribution	299,803	282,854
Income Tax and Social Contribution	5,002	5,002
Derivatives	-	-
Estimated obligations	134,871	286,273
Advances from consumers	-	-
Shareholders remuneration (dividends payable)	-	-
Provisions for contingencies	-	-
Post-employment benefit (complementary Pension Fund)	77,341	72,945
Leasing	-	-
Onerous Contracts	-	-
Concessions to pay - UBP	1,561	1,590
Sectorial charges (regulatory taxes)	138,094	128,265
Incentive to personnel retirement	-	-
Others	121,918	154,511
Current Liabilities Total	2,036,645	1,774,773

Non-Current Liabilities
Suppliers	-	-
Loans and financing - Principal	8,419,890	7,514,980
Taxes and social contribution	689,875	739,705
Income Tax and Social Contribution	-	-
Derivatives	-	-
Advances from consumers (energy sell in advance)	-	-
Estimated Obligations	61,653	20,454
Provisions for contingencies	509,291	555,309
Provision for onerous contract	969,935	1,001,219
Post-employment benefit (Complementary Pension Fund)	242,276	206,612
Concessions to pay - UBP	35,877	38,090
Sectorial charges (regulatory taxes)	95,147	76,601
Advance for future Capital Increase	38,530	34,740
Others	1	1
Non-Current Liabilities Total	11,062,475	10,187,711

Stockholders’ Equity
Social Capital	6,531,154	6,531,154
Capital reserves	5,528,986	5,528,986
Profit reserves	-	-
Additional dividends proposed	-	-
Accrued profit/losses	-405,654	-
Other comprehensive income	-1,280,922	-882,813
Non-controlling participation	-	-

Stockholders’ Equity Total	10,373,564	11,177,327

Non-Current Liabilities and Stockholders’ Equity Total	23,472,684	23,139,811

44

Statement of Income by Activity

(R$ thousand)

	12.31.14	12.31.13
Operating Revenue
Generation
Plant Supply	3,705,696	2,325,823
Energy Supply	14,896	75,809
Short term electric Energy (CCEE)	856,977	467,819
O&M Revenue of Renewed Plants	560,947	543,127
Construction Revenue	90,602	103,967
Return on Investment - G	-	-

Transmission
O&M Renewed Transmission Lines Revenue	0	712,288
O&M Revenue	856,738	14,591
Construction Revenue – Transmission	578,910	478,106
Return on Investment - T	212,283	172,204
Other Operating Revenue	181,291	75,621

Deductions to Operating Revenue	-742,295	-671,187
Net Operating Revenue	6,316,045	4,298,168

Operating Costs
Electric Energy purchased for resale	-1,519,260	-673,974
Charges on the use of electric grid	-423,634	-400,711
Fuel for production of electric Energy - CCC	-492,843	-278,997
Construction costs	-669,512	-582,073
.
Operating Expenses
Personnel, Material and Third-part related Service	-1,856,629	-2,151,721
Remuneration and reimbursement	-133,542	-164,000
Depreciation and amortization	-222,476	-185,816
Donations and Contributions	-27,436	-24,760
Provisions	555,206	101,115
Others	-181,056	-67,500
Operating Costs and Expenses	-4,971,182	-4,428,437

Result of equity participation	-887,111	151,780
Operating Result before Financial Result	457,752	21,511

Financial Result	-457,996	-524,079
Result before Income Tax / Social Contribution	-244	-502,568

Current Income Tax and and social contribution	-	-40,206
Deferred Income Tax and and social contribution	-405,410	-111,683
Net income for the period	-405,654	-654,457

45

Cash Flow

(R$ thousand)

Cash Flow	12.31.14	12.31.13
OPERATING ACTIVITIES
Profit/Loss before income tax and social contribution	-244	-665,621
Depreciation and amortization	222,476	185,816
Net monetary and currency variations	139,876	81,246
Financial charges	819,278	524,555
Equity Equivalency Result	887,111	-151,780
Provision for uncovered liability	0	0
Provision for credits of questionable liquidation	34,893	24,734
Provision for contingencies	-46,018	-309,869
Provision for staff realignment	-11,848	222,043
Impairment – Provision for reduction of recoverable amount of asset (impairment)	-47,224	32,067
Provision for Onerous Contract	-31,284	-488,996
Provision for loss on financial asset	-496,195	496,195
Global reversal reserve charges	285,055	317,207
Adjustment to present value / market value	0	0
Minority Participation in the Results	0	0
Charges on shareholders funds	0	0
Financing assets Revenue - IRR	-212,283	-172,204
Derivative financial instruments	0	0
Others	-563,225	-467,148
Variation in operating assets / liabilities	331,971	464,313
Cash generated in operating activities	1,312,339	92,558

Financial charges paid	-754,836	-591,928
Payment of global reversal reserve charges	-306,623	-421,348
Financial charges received	857	5,834
Remuneration received from equity participation	62,566	156,933
Financial asset revenue by RAP	237,976	198,460
Receiving compensation for financial asset	1,154,767	1,914,774
Payment of income tax and social contribution	-275,639	-45,407
Payment of pension fund	0	0
Lawsuits payment	0	0
Legal deposits	54,002	-49,800
Net cash operating activities	1,485,409	1,260,076

FINANCING ACTIVITIES
Loans and financing obtained	1,178,401	1,609,368
Loans and financing payable – principal	-363,116	-534,909
Payment of Shareholders remuneration	0	0
Payment on refinancing of taxes and contributions - Principal	-64,232	-63,654
Receipt of Advance for future Capital Increase	0	0
Others	0	0
Net financing activities	751,053	1,010,805

INVESTMENT ACTIVITIES
Concession of Loans and Financing	0	0
Acquisition of fixed asset	-174,386	-361,020
Acquisition of intangible asset	-15,897	-34,182
Acquisition of Concession asset	-669,513	-582,073
Advance for future capital increase	0	0
Acquisition of equity participation	-1,505,928	-1,125,631
Others	124,258	-163,741
Net cash investment activities	-2,241,466	-2,266,647

Increase (decrease) in cash and cash equivalent	-5,004	4,234

Cash and cash equivalent – beginning of period – 12/31/13	6,696	2,462
Cash and cash equivalent – end of period – 12/31/14	1,692	6,696
	-5,004	4,234

46

Analysis of the result

4Q14 x 3Q14

The Company presented a net profit in 4Q14 84.3%, higher than the registered in the previous quarter, from a net loss of R$ 728.1 million in 3Q14 , for a net loss of R$ 114 million in 4Q14, mainly due to factors described below .

Operating Revenue

In generation:

The electric energy supply decreased by 2.5%, from R$ 1,132.4 million in 3Q14 , to R$ 1,104.1 million in 4Q14 , mainly due to the reduction in the auction of energy supply in the amount of R$ 93 million.

The operating revenue and maintenance of renewable power plants increased by 4.3%, from R$ 139.2 million in 3Q14 to R$ 145.2 million in 4Q14 , mainly due to the increase in Generation Annual Revenue (RAG) in the 4Q14 .

In transmission:

The revenues from transmission system (operation and maintenance) decreased by 4% , from R$ 240.9 million in 3Q14 to R$ 231.4 million in 4Q14 , mainly due to lower O&M revenues with 062.2001 contract ( R$ 9.2 million ) and in the other contracts ( R$ 0.3 million ).

The others operating income increased by 716.6% , from R$ 18 million in 3Q14 to R$ 146.9 million in 4Q14 , mainly due to adjustment by actuarial gain , related to post-employment benefits.

Operating Expense

The electric energy purchased for resale increased by 26.2% from R$ 520.7 million in 3Q14 to R$ 657 million in 4Q14, mainly due to increased energy purchases due to the reflection of the negative determination in CCEE settlement resulting from exposure in the energy market, as of June 2014.

The personnel expenses, materials and third-part related services increased by 40.2% from R$ 429.1 million in 3Q14 to R$ 601.7 million in 4Q14, mainly due to increased personnel expenses in 4Q14 in function of 13th salary and vacation period the amount of R$ 66 million and third-part related services R$ 19 million.

The operational provisions decreased by 1,244.5%, from a provision of R$ 54.6 million in 3Q14, to a reversal of R$ 624.8 million in 4Q14, mainly due to the reversal of provision for loss on the financial asset R$ 496.2 million based on Normative Resolution ANEEL 643/14.

Financial Result

The debt charges increased by 14.2%, from R$ 179.8 million in 3Q14 to R$ 205.3 million in 4Q14, mainly due to the increased level of debt, related to a loan agreement with Eletrobras .

The others financial expenses increased by 103.7%, from R$ 19.3 million in 3Q14 to R$ 39.3 million in 4Q14, mainly due to IOF on loans and late payment fines.

The remuneration of the claims of 12,783/13 Law decreased by 51%, from R$ 152.9 million in 3Q14 to R$ 74.9 million in 4Q14, mainly due to the update relating to Interest and Monetary Variation.

Equity Participation

The result of investments on equity participations increased by 66.42%, from a gain of R$ 234.1 million in 3Q14 to a loss of R$ 697.2 million in 4Q14, mainly due to an increase in income of Furnas equivalence on their investments in SPSs.

47

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy Generated (MWh)
			1Q14	2Q14	3Q14	4Q14	2014
HPU Furnas	1,216	598	1,294,259	210,867	384,912	639,650	2,529,688
HPU Luis Carlos Barreto (Estreito)	1,050	495	1,058,550	232,215	423,621	678,096	2,392,481
HPU Mascarenhas de Moraes	476	295	674,710	146,381	262,850	384,236	1,468,177
HPU Porto Colômbia	320	185	474,488	153,527	208,404	322,530	1,158,948
HPU Marimbondo	1,440	726	1,381,554	379,294	425,447	655,364	2,841,659
HPU Itumbiara	2,082	1,015	1,868,252	1,030,043	1,638,817	1,541,949	6,079,061
HPU Funil	216	121	196,127	217,655	151,422	116,070	681,275
HPU Corumbá I	375	209	528,348	601,538	384,947	340,656	1,855,488
HPU Simplício	306	192	234,156	721,343	37,071	29,868	473,062
HPU Batalha	52.50	48.8	-	62,858	66,409	48,117	177,384
HPU Serra da Mesa (48.46%)(1)	1,275	671	423,723	244,889	781,664	768,013	2,218,289
HPU Manso (70%) (1)	212	92	177,118	115,069	97,586	141,488	531,261
TPU Santa Cruz (2)	500	401.2	550,325	721,343	723,368	719,843	2,714,880
TPU Roberto Silveira (Campos)	30	21	-	3,004	-	9,387	12,391
HPU Neblina (3)	6,468	4.66	8,513	3,421	353	364	12,650
HPU Sinceridade (3)	1,416	0.37	724	683	687	348	2,442
HPU Dona Rita (3)	2.41	1.03	-	-	-	-	-

(1)Includes only the Furnas percentage. For the other assets corresponds to the energy generated total plant.
(2) The power of 500 MW excludes GU 3 and 4, whose commercial Operation is briefly suspended by Aneel, as Order No 3263 of 19 October 2012. It includes, however, the power of 150 MW not available due the delay in the plant expansion works at the end of which the GU 11 and 21 will operate in combined cycle with the GU 1 and 2. the assured (assured energy) of 401.2 MW is on the installed capacity of 500 MW.
(3) Disregarding the total consolidated installed capacity of  Eletrobras.

HPU refers to Hydroelectric Power Unit; TPU refers to Thermal Power Unit and WPU refers to Wind Power Unit.

Unit	Location (State)	Beginning of Operation	End of Operation
Furnas	MG	03/1963	12/2042
Luis Carlos Barreto (Estreito)	SP/MG	01/1969	12/2042
Mascarenhas de Moraes	MG	04/1973	10/2023
Porto Colômbia	MG/SP	03/1973	12/2042
Marimbondo	SP/MG	04/1975	12/2042
Itumbiara	GO/MG	02/1980	02/2020
Funil	RJ	04/1969	12/2042
Corumbá I	GO	04/1997	12/2042
Simplício	RJ	06/2013	08/2041
Batalha	MG	05/2014	08/2041
Serra da Mesa	GO	04/1998	11/2038
Manso	MT	10/2000	02/2035
Santa Cruz	RJ	03/1967	12/2042
Roberto Silveira (Campos)	RJ	04/1977	07/2027
Neblina	MG	04/2013	(*)
Sinceridade	MG	04/2013	(*)
Dona Rita	MG	06/2013	(*)

(*)Under the responsibility of Furnas to completion of new bidding for grant of power plants.

48

1.2  SPE

SPE	Unit	Installed Capacity (MW)	Guaranteed Energy(MW Average)	Energy generated(MWh)
				1Q14	2Q14	3Q14	4Q14	2014
Enerpeixe S.A.	HPU Peixe Angical	452	271	706,489	478,951	526,256	602,151	2.313.847
Baguari Geração de Energia S.A.	HPU Baguari	140	80	172,420	43,063	27,345	40,157	282.985
Retiro Baixo Energética S.A.	HPU Retiro Baixo	82	39	41,249	14,391	-	24,384	80.024
Foz de Chapecó Energia S.A.	HPU Foz de Chapecó	855	432	1,032,087	1,372,496	1,481,099	1,381,296	5.266.978
Serra do Facão Energia S.A.	HPU Serra do Facão	212.6	182	185,079	255,787	236,398	195,016	872.280
Madeira Energia S.A.	HPU Santo Antônio(*)	3,568.3	2,424.2	1,004,796	1,112,794	2,646,626	2,945,230	7.709.446
Brasventos Miassaba 3 Geradora de Energia S.A	WPU Miassaba 3	68.47	25.6	43,316	30,074	59,361	61,045	193.796
Brasventos Eolo Geradora de Energia S.A.	WPU Rei dos Ventos 1	58.45	21.6	22,572	23,435	46,517	51,252	174.299
Rei dos Ventos 3 Geradora de Energia S.A.	WPU Rei dos Ventos 3	60.12	21	37,238	30,122	55,427	51,512	143.776
Tijoá Participações e Investimentos S.A.	HPU Três Irmãos	807.5	217.5	N/A	N/A	N/A	N/A	N/A

(*) 32 units under Operation up to 4Q14, totalling 2,286.08 MW.

n/a = not available.

Unit	Share (%)	Location (State)	Beginning of Operation	End of Operation
HPU Peixe Angical	40.0	TO	06/2006	11/2036
HPU Baguari	15.0	MG	09/2009	08/2041
HPU Retiro Baixo	49.0	MG	03/2010	08/2041
HPU Foz de Chapecó	40.0	RS/SC	10/2010	11/2036
HPU Serra do Facão	49.5	GO	07/2010	11/2036
HPU Santo Antônio	39.0	RO	03/2012	06/2043
Wind Plant Miassaba 3	24.5	RN	02/2014	08/2045
Wind Plant Rei dos Ventos 1	24.5	RN	02/2014	12/2045
Wind Plant Rei dos Ventos 3	24.5	RN	02/2014	12/2045
HPU Três Irmãos (*)	49.9	SP	09/2014	09/2044

(*) The grant of HPP Three Brothers, owned by CESP and won in November 2011, was not renewed under the terms of Law No. 12,783 / 2013. In Auction No. 002/2014 - ANEEL, which occurred on March 28, 2014, the consortium Furnas (49.9%) and FIP Constantinople (50.1%) was crowned winner in the race for a Concession of UHE Three Brothers, on the proposal of hiring of electricity generation service, at the lowest cost of generation Assets Management (GAG), including operating costs, maintenance, administration, compensation and amortization of the hydroelectric plant, where appropriate, under what scheme in art. 8 of Law No. 12,783, of January 11, 2013 for a period of thirty (30) years from the effective date of the Concession Agreement, which was signed on September 10, 2014.

49

2.Electric energy purchased for resale

2.1.Own assets

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	-	-	-	-	-
	R$ Million	-	-	-	-	-
Others	MWh	803,482	761,971	908,429	858,413	3,332,295
	R$ Million	138.10	119.31	208.74	181.32	647.48
Total	MWh	803,482	761,971	908,429	858,413	3,332,295
	R$ Million	138.10	119.31	208.74	181.32	647.48

2.2.SPE

UHE Foz de Chapecó

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	-	-	-	-	-
	R$ Million	-	-	-	-	-
Others	MWh	-	-	-	-	-
	R$ Million	-	-	-	-	-
Total	MWh	-	-	-	-	-
	R$ Million	-	-	-	-	-

UHE Santo Antônio

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	-	-	-	-	-
	R$ Million	-	-	-	-	-
Others	MWh	1,457,019.23	876,556.89	769,707.50	845,076.76	3,948,360.38
	R$ Million	343.42	363.48	199.89	154.01	1,060.80
Total	MWh	1,457,019.23	876,556.89	769,707.50	845,076.76	3,948,360.38
	R$ Million	343.42	363.48	199.89	154.01	1,060.80

UHE Peixe Angical

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	-	-	-	-	-
	R$ Million	-	-	-	-	-
Others	MWh	17,890.00	15,840.00	52,656.00	230,729.92	317.115,92
	R$ Million	14.28	6.02	34.19	52.21	106,70
Total	MWh	17,890.00	15,840.00	52,656.00	230,729.92	317.115,92
	R$ Million	14.28	6.02	34.19	52.21	106,70

UHE Retiro Baixo

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	-	-	-	-	-
	R$ Million	-	-	-	-	-
Others	MWh	-	-	-	-	-
	R$ Million	-	-	-	-	-
Total	MWh	-	-	-	-	-
	R$ Million	-	-	-	-	-

50

UHE Baguari (*)

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	267	586	675	-	1,528
	R$ Million	0.07	0.08	0.16	-	0.31
Others	MWh	13,368	29,301	33,760	-	76,429
	R$ Million	3.67	4.03	8.21	-	15.91
Total	MWh	13,635	29,887	34,435	-	77,957
	R$ Million	3.74	4.11	8.37	-	16.22

(*) There was expenditures on purchase of energy in the CCEE (Free Market) in 2014 only because of the application of GSF and FID (MRA) which reduced the physical guarantee in months, and not for resale.

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by the enterprises not affected by 12,783 Law (not from quotas)

Buyer	Sales model	1Q14		2Q14		3Q14		4Q14		2014
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	19.44	128,018	27.29	149,710	29.71	161,398	32.20	180,853	108.64	619,979
	B	17.29	108,050	17.47	109,200	17.66	110,400	17.66	110,350	70.08	438,000
Others	A	633.08	4,014,791	875.37	4,570,165	976.32	5,049,422	968.81	5,264,246	3,453.58	18,898,624
	B	3.72	26,248	3.94	27,789	3.63	25,587	3.61	25,496	14.90	105,120
Total	A	652.52	4,142,809	902.66	4,719,875	1,006.03	5,210,820	1,001.01	5,445,099	3,562.22	19,518,603
	B	21.01	134,298	21.41	136,989	21.29	135,987	21.27	135,846	84.98	543,120

A –Energy sold in regulated enviroment – revenue not from quotas

B - Through free market agreements or bilateral contracts

3.1.2. Energy sold by the enterprises affected by 12,783 - O&M

Buyer	Sales model	1Q14		2Q14		3Q14		4Q14		2014
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	7.22	250,334	6.45	252,999	6.78	255,779	6.78	255,662	27.23	1,014,774
	B	-	-	-	-	-	-	-	-	-	-
Others	A	138.82	4,806,535	124.11	4,857,692	131.73	4,911,074	140.25	4,908,806	534.91	19,484,107
	B	-	-	-	-	-	-	-	-	-	-
Total	A	146.04	5,056,869	130.56	5,110,691	138.51	5,166,853	147.03	5,164,468	562.14	20,498,881
	B	-	-	-	-	-	-	-	-	-	-

A – Energy sold in regulated enviroment – revenue from quotas.

B - Through free market agreements or bilateral contracts.

3.2.SPE

UHE Peixe Angical

Buyer	Sales model	1Q14		2Q14		3Q14		4Q14		2014
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-	-	-
	B	-	-	-	-	-	-	-	-	-	-
Others	A	121.41	630,783	110.86	561,329	115.46	579,698	121.67	602,151	469.40	2,373,961
	B	-	-	-	-	-	-	-	-	-	-
Total	A	121.41	630,783	110.86	561,329	115.46	579,698	121.67	602,151	469.40	2,373,961
	B	-	-	-	-	-	-	-	-	-	-

A - Through auction

B - Through free market agreements or bilateral contracts

51

UHE Foz do Chapecó

Buyer	Sales model	1Q14		2Q14		3Q14		4Q14		2014
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-	-	-
	B	-	-	-	-	-	-	-	-	-	-
Others	A	102.89	571,046	99.58	541,444	107.62	571,216	111.88	585,134	421.97	2,268,840
	B	71.61	373,248	75.63	377,395	76.74	381,542	77.41	381,542	301.39	1,513,727
Total	A	102.89	571,046	99.58	541,444	107.62	571,216	111.88	585,134	421.97	2,268,840
	B	71.61	373,248	75.63	377,395	76.74	381,542	77.41	381,542	301.39	1,513,727

A - Through auction

B - Through free market agreements or bilateral contracts

UHE Santo Antônio

Buyer	Sales model	1Q14		2Q14		3Q14		4Q14		2014
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	6,048	56.359	7,296	67.986	8,784	79.855	10,41	91.040(*)	32,538	295.420
	B	-	-	-	-	-	-	-	-	-	-
Others	A	172,599	1.614.463	212,297	1.947.545	255,948	2.287.540	295,88	2.607.924	936,724	8.457.472
	B	394,86	2.648.716	434,645	2.877.961	455,273	2.798.095	538,59	2.924.282	1.823,368	11.249.054
Total	A	178,65	1.670.822	219,59	2.015.531	264,73	2.367.395	306,29	2.698.964	969,26	8.752.892
	B	394,86	2.648.716	434,65	2.877.961	455,27	2.798.095	538,59	2.924.282	1.823,37	11.249.054

A - Through auction

B - Through free market agreements or bilateral contracts

(*) Cepisa e Ceal.

UHE Serra do Facão

Buyer	Sales model	1Q14		2Q14		3Q14		4Q14		2014
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-	-	-
	B	-	-	-	-	-	-	-	-	-	-
Others	A	50.72	279,117	45.83	248,342	48.96	261,157	51.37	271,344	196.88	1,059,960
	B	20.03	110,211	25.37	137,477	26.06	138,988	26.30	138,925	97.76	525,601
Total	A	50.72	279,117	45.83	248,342	48.96	261,157	51.37	271,344	196.88	1,059,960
	B	20.03	110,211	25.37	137,477	26.06	138,988	26.30	138,925	97.76	525,601

A - Through auction

B - Through free market agreements or bilateral contracts

UHE Retiro Baixo

Buyer	Sales model	1Q14		2Q14		3Q14		4Q14		2014
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-	-	-
	B	-	-	-	-	-	-	-	-	-	-
Others	A	13.98	83,020,001	12.7	73,831,859	14.41	81,814,000	14.4	80,522,000	55.49	319,187,860
	B	0.38	2,161,000	0.4	2,184,000	0.39	2,208,000	0.4	2,207,000	1.57	8,760,000
Total	A	13.98	83,020,001	12.7	73,831,859	14.41	81,814,000	14.4	80,522,000	55.49	319,187,860
	B	0.38	2,161,000	0.4	2,184,000	0.39	2,208,000	0.4	2,207,000	1.57	8,760,000

A - Through auction

B - Through free market agreements or bilateral contracts

52

UHE Baguari

Buyer	Sales model	1Q14		2Q14		3Q14		4Q14		2014
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	0.250	1,479	0.253	1,493	0.276	1,589	0.317	1,756	1.096	6,317
	B	-	-	-	-		-	-	-	-	-
Others	A	14.229	84,226	13.210	76,637	14.033	79,445	15.032	83,889	56.504	324,197
	B	-	-	-	-		-	-	-	-	-
Total	A	14.479	85,705	13.463	78,130	14.309	81,034	15.349	85,645	57.600	330,514
	B	-	-	-	-	-	-	-	-	-	-

A - Through auction

B - Through free market agreements or bilateral contracts

* ED Piauí e ED Alagoas.

4.CCEE settlement (Spot and MRE)

	Unit	1Q14	2Q14	3Q14	4Q14(*)	2014
Sold	R$ Million	541.87	318.04	-	-	859.91
	MWh	-	-	-	-	-
	MWaverage	-	-	-	-	-
Purchased	R$ Million	-	128.90	332.87	474.63	936.40
	MWh	-	-	-	-	-
	MWaverage	-	-	-	-	-
Net	R$ Million	541.87	189.14	-332.87	-474.63	-76.49
	MWh	-	-	-	-	-
	MWaverage	-	-	-	-	-

Note: The result of the settlement in the CCEE is published in R $ million , comprising various components, and already includes values of SRM.

(*) Settlement of December / 2014 , considering the value contributed Physical Guarantee ( undisclosed accounting ) .

5.Fuel used to produce electricity

Type	Unit	1Q14		2Q14		3Q14		4Q14		2014
		Amount	R$ million	Amount	R$ million	Amount	R$ million	Amount	R$ million	Amount	R$ million
Special Diesel oil	litre	-	-	-	-	-	-	-	-	-	-
Fuel oil Type B1	Ton	-	-	-	-	-	-	-	-	-	-
Common Diesel oil	Litre	-	-	-	-	-	-	-	-	-	-
Gas	m3	273,018,526	103.11	419,695,402	193.59	430,455,358	135.96	417,418,708	134.26	1,540,587,994	566.93
Total		273,018,526	103.11	419,695,402	193.59	430,455,358	135.96	417,418,708	134.26	1,540,587,994	566.93

6.Losses in generation - %

1Q14	2Q14	3Q14	4Q14	2014
1.05	1.05	1.05	1.05	1.05

7.Average price– R$/MWh

7.1.Own assets – enterprises not affected by 12,783 law

1Q14	2Q14	3Q14	4Q14	2014
157.55	190.26	192.14	183.17	181.80

7.1.1 Own assets – enterprises renewed in accordance with the 12,783 Law – O&M

1Q14	2Q14	3Q14	4Q14	2014
28.88	25.55	17.92	28.47	27.42

53

7.2.SPE

SPE	1Q14	2Q14	3Q14	4Q14	2014
Enerpeixe S.A.	191.07	194.90	200.59	202.47	197.26
Retiro Baixo Energética S.A.	168.59	172.15	176.16	178.62	173.88
Baguari S.A.	169.19	172.32	176.59	179.22	174.33
Foz de Chapecó Energia S.A.	184.95	191.55	193.50	195.81	191.45
Serra do Facão Energia S.A.	181.74	184.56	187.46	189.32	185.77
Madeira Energia S.A.	134.27	133.71	139.39	150.25	197.26

8.Extension of transmission lines - Km

8.1.Own assets

8.1.1.Transmission line

8.1.1.1. Transmission line– enterprises not affected by 12,783 Law

From - To	Extension (km)	Tension (kV)	Operation	End of Concession
Ibiúna - Bateias Circuito 1	332.0	500	Mar/03	May/2031
Ibiúna - Bateias Circuito 2	332.0	500	Mar/03	Mai/2031
Tijuco Preto - Itapeti 3	21.0	345	Jan/13	Apr/2036
Tijuco Preto - Itapeti 4	21.0	345	Jan/13	Apr/2036
Itapeti - Nordeste	29.0	345	Dec/14	Apr/2036
Campos - Macaé 3	90.0	345	Jun/10	Mar/2035
Batalha – Paracatu	85.0	138	Sep/13	Aug/2041
Simplício - Rocha Leão 1	119.0	138	Jan/13	Aug/2041
Simplício - Rocha Leão 2	119.0	138	Jan/13	Aug/2041
Basic Network Total
Total	1,148.0

8.1.1.2. Transmission line– enterprises renewed in accordance with 12,783  - O&M

From - To	Extension (km)	Tension (kV)	Operation	End of Concession
Foz do Iguaçu - Ivaiporã 1	322.0	765	Aug/89	Dec/42
Foz do Iguaçu - Ivaiporã 2	323.0	765	Dec/86	Dec/42
Foz do Iguaçu - Ivaiporã 3	331.0	765	Mar/99	Dec/42
Itaberá - Ivaiporã 1	265.0	765	Aug/89	Dec/42
Itaberá - Ivaiporã 2	264.0	765	Oct/82	Dec/42
Itaberá - Ivaiporã 3	272.0	765	May/00	Dec/42
Itaberá - Tijuco Preto 1	305.0	765	Jul/89	Dec/42
Itaberá - Tijuco Preto 2	304.0	765	Oct/82	Dec/42
Itaberá - Tijuco Preto 3	312.0	765	May/01	Dec/42
Subtotal 765 kV	2,698.0
Foz do Iguaçu - Ibiúna Bipolo 1	792.0	600	Mar/85	Dec/42
Foz do Iguaçu - Ibiúna Bipolo 2	820.0	600	Aug/87	Dec/42
Subtotal 600 kV	1,612.0
Adrianópolis - Baixada Fluminense	19.0	500	Nov/13	Dec/42
Adrianópolis - Cachoeira Paulista 1	171.0	500	Feb/74	Dec/42
Adrianópolis – Grajaú	55.0	500	Dec/77	Dec/42
Adrianópolis – Resende	115.0	500	Dec/79	Dec/42
Adrianópolis - São José	33.0	500	Aug/91	Dec/42
Angra - Cachoeira Paulista	103.0	500	Jun/77	Dec/42
Angra - São José	133.0	500	Dec/98	Dec/42
Angra - Zona Oeste	97.5	500	Mar/11	Dec/42
Araraquara – Campinas	171.0	500	Jul/76	Dec/42
Araraquara - Poços de Caldas	176.0	500	Apr/76	Dec/42

54

From - To	Extension (km)	Tension (kV)	Operation	End of Concession
Baixada Fluminense - Cachoeira Paulista	160.5	500	Nov/13	Dec/42
Cachoeira Paulista - Campinas	223.0	500	Sep/77	Dec/42
Cachoeira Paulista - Itajubá	53.0	500	Jul/02	Dec/42
Cachoeira Paulista - Resende	56.0	500	Dec/79	Dec/42
Cachoeira Paulista - Taubaté	83.0	500	Jun/83	Dec/42
Cachoeira Paulista - Tijuco Preto	181.0	500	Nov/88	Dec/42
Campinas - Itatiba 1	26.5	500	Mar/03	Dec/42
Grajaú - Zona Oeste	79.0	500	Mar/11	Dec/42
Gurupi – Miracema	255.0	500	Mar/99	Dec/42
Ibiúna - Itatiba 1	86.5	500	Mar/03	Dec/42
Itumbiara - São Simão	166.0	500	Jan/79	Dec/42
Marimbondo - Água Vermelha	172.0	500	Aug/79	Dec/42
Marimbondo - Araraquara 1	195.0	500	Apr/76	Dec/42
Marimbondo - Araraquara 2	194.0	500	Aug/76	Dec/42
Poços de Caldas – Itajubá	139.0	500	Jul/02	Dec/42
Serra da Mesa – Gurupi	256.0	500	Mar/99	Dec/42
Serra da Mesa - Samambaia 1	249.0	500	Mar/98	Dec/42
Serra da Mesa - Samambaia 2	248.5	500	Jan/99	Dec/42
Tijuco Preto - Taubaté	108.5	500	Mar/84	Dec/42
Subtotal 500 kV	4,005.0
Adrianópolis - Itutinga 1	199.0	345	Mar/68	Dec/42
Adrianópolis - Itutinga 2	199.0	345	Aug/70	Dec/42
Adrianópolis - Jacarepaguá 1	38.0	345	Mar/68	Dec/42
Adrianópolis - Jacarepaguá 2	38.0	345	Aug/70	Dec/42
Adrianópolis - Macaé	177.0	345	Sep/02	Dec/42
Adrianópolis - Venda das Pedras	107.0	345	Nov/10	Dec/42
Bandeirantes - Samambaia 1	157.0	345	Feb/99	Dec/42
Bandeirantes - Samambaia 2	155.0	345	Feb/99	Dec/42
Barro Branco - Ouro Preto	59.0	345	Oct/13	Dec/42
Barro Branco - Padre Fialho	104.5	345	Oct/13	Dec/42
Campinas - Guarulhos	88.0	345	Feb/03	Dec/42
Campinas - Poços de Caldas	126.0	345	Oct/72	Dec/42
Campos - Macaé 1	89.0	345	Nov/01	Dec/42
Campos - Macaé 2	89.0	345	Sep/02	Dec/42
Campos – Viana	199.0	345	Dec/05	Dec/42
Campos – Vitória	224.0	345	Oct/77	Dec/42
Corumbá - Brasília Sul	254.0	345	Mar/97	Dec/42
Corumbá – Itumbiara	79.0	345	Mar/97	Dec/42
Furnas - Estreito	112.0	345	Feb/70	Dec/42
Furnas - Itutinga 1	198.0	345	Mar/68	Dec/42
Furnas - Itutinga 2	199.0	345	Dec/69	Dec/42
Furnas - Mascarenhas de Moraes	104.0	345	May/68	Dec/42
Furnas – Pimenta	66.0	345	Mar/67	Dec/42
Furnas - Poços de Caldas 1	131.0	345	Sep/63	Dec/42
Furnas - Poços de Caldas 2	131.0	345	Apr/65	Dec/42
Guarulhos - Ibiúna 1	75.0	345	Jun/90	Dec/42
Guarulhos - Ibiúna 2	75.0	345	Jul/90	Dec/42
Guarulhos – Nordeste	35.0	345	Mar/64	Dec/42
Guarulhos - Poços de Caldas 1	182.0	345	Sep/63	Dec/42
Guarulhos - Poços de Caldas 2	184.0	345	Nov/66	Dec/42
Ibiúna - Tijuco Preto 1	97.0	345	Nov/83	Dec/42
Ibiúna - Tijuco Preto 2	97.0	345	Jul/84	Dec/42
Itumbiara - Bandeirantes 1	180.0	345	Jul/73	Dec/42
Itumbiara - Bandeirantes 2	180.0	345	Jul/77	Dec/42
Itumbiara - Porto Colômbia	201.0	345	Jun/73	Dec/42
L.C.Barreto - Estreito 1	24.0	345	Mar/69	Dec/42
L.C.Barreto - Estreito 2	24.0	345	Feb/70	Dec/42
L.C.Barreto - Poços de Caldas 1	198.0	345	Nov/69	Dec/42
L.C.Barreto - Poços de Caldas 2	197.0	345	Sep/70	Dec/42
L.C.Barreto - Volta Grande	112.0	345	Jun/73	Dec/42
Macaé - Venda das Pedras	122.0	345	Nov/10	Dec/42
Marimbondo - Porto Colômbia	77.0	345	Oct/75	Dec/42
Mascarenhas - Estreito	13.0	345	Mar/69	Dec/42
Mogi – Atibaia	64.5	345	Jan/13	Dec/42
Mogi – Nordeste	25.0	345	Mar/64	Dec/42
Pimenta – Barreiro	198.0	345	Mar/67	Dec/42
Poços de Caldas – Atibaia	142.5	345	Jan/13	Dec/42
Porto Colômbia - Volta Grande	45.0	345	Jun/73	Dec/42
Samambaia - Brasília Sul 1	12.5	345	Feb/99	Dec/42

55

From - To	Extension (km)	Tension (kV)	Operation	End of Concession
Samambaia - Brasília Sul 2	15.0	345	Feb/99	Dec/42
Viana – Vitória	26.0	345	Dec/05	Dec/42
Vitória - Padre Fialho	220.5	345	Apr/13	Dec/42
Subtotal 345 kV	6,144.5
Barro Alto – Niquelândia	87.0	230	Oct/99	Dec/42
Brasília Geral - Brasília Sul 1	13.0	230	Oct/72	Dec/42
Brasília Geral - Brasília Sul 2	13.0	230	Sep/07	Dec/42
Barro Alto – Águas Lindas	102.0	230	Mar/14	Dec/42
Águas Lindas – Brasília Sul	30.0	230	Mar/14	Dec/42
Brasília Sul – Pirineus	107.0	230	Sep/07	Dec/42
Itumbiara - Cachoeira Dourada	44.0	230	Oct/73	Dec/42
Itumbiara - Rio Verde 1	208.0	230	Jan/86	Dec/42
Itumbiara - Rio Verde 2	202.0	230	Apr/92	Dec/42
Manso – Nobres	66.0	230	May/98	Dec/42
Pirineus – Xavantes	40.0	230	Nov/06	Dec/42
Rio Verde - Barra do Peixe 1	240.0	230	Nov/87	Dec/42
Rio Verde - Barra do Peixe 2	240.0	230	Feb/94	Dec/42
Rio Verde - Cachoeira Dourada 1	175.0	230	Dec/86	Dec/42
Rio Verde – Rondonópolis	257.0	230	Nov/82	Dec/42
Serra da Mesa - Niquelândia	105.0	230	Oct/99	Dec/42
Subtotal 230 kV	1,929.0
Adrianópolis - Cepel 1	1.5	138	Apr/81	Dec/42
Adrianópolis - Cepel 2	1.5	138	Apr/81	Dec/42
Adrianópolis - Magé 1	48.0	138	Apr/73	Dec/42
Adrianópolis - Magé 2	48.0	138	Jan/73	Dec/42
Alcântara - Adrianópolis 1	19.5	138	Jul/76	Dec/42
Alcântara - Adrianópolis 2	20.0	138	Dec/98	Dec/42
Alcântara - Adrianópolis 3	20.0	138	Dec/98	Dec/42
Alcântara - Imbariê - Adrianópolis	19.5	138	May/75	Dec/42
Angra - Angra (Ampla)	34.0	138	Apr/71	Dec/42
Angra - Jacuacanga	34.0	138	Oct/77	Dec/42
Angra - Santa Cruz	96.0	138	Oct/77	Dec/42
Cachoeira Paulista - Volta Redonda 1	105.0	138	Nov/86	Dec/42
Cachoeira Paulista - Volta Redonda 2	105.0	138	Jun/87	Dec/42
Campos - Cachoeiro do Itapemirim 1	106.0	138	Feb/73	Dec/42
Campos - Cachoeiro do Itapemirim 2	106.0	138	Feb/73	Dec/42
Campos – Iriri	97.0	138	Aug/73	Dec/42
Campos - Rocha Leão	110.0	138	Feb/73	Dec/42
Couto Magalhães - Parque das Emas	80.5	138	Nov/13	Dec/42
Iriri - Rocha Leão	13.0	138	Aug/73	Dec/42
Jacarepaguá - Ari Franco	10.0	138	Dec/67	Dec/42
Jacarepaguá – Cosmos	24.0	138	Dec/67	Dec/42
Jacarepaguá - Mato Alto	16.0	138	Sep/73	Dec/42
Jacarepaguá – Paciência	23.0	138	Aug/14	Dec/42
Paciência – Palmares	5.0	138	Aug/14	Dec/42
Jacarepaguá – ZIN	33.0	138	Nov/72	Dec/42
Jacuacanga - Brisamar	44.0	138	Oct/77	Dec/42
Manso – Nobres	70.0	138	Apr/98	Dec/42
Muriqui - Angra (Ampla)	36.0	138	Apr/71	Dec/42
Muriqui - Brisamar	20.0	138	Apr/71	Dec/42
Palmares - Mato Alto	13.0	138	Sep/73	Dec/42
Parque das Emas - Rio Claro	87.5	138	Nov/13	Dec/42
Rio Verde - Cachoeira Dourada 2	174.0	138	Aug/77	Dec/42
Rio Verde - Rio Claro	87.0	138	Nov/13	Dec/42
Rocha Leão - Magé 1	108.0	138	Jan/73	Dec/42
Rocha Leão - Magé 2	108.0	138	Jan/73	Dec/42
Santa Cruz - Brisamar 1	20.0	138	Oct/77	Dec/42
Santa Cruz - Brisamar 2	13.0	138	Apr/71	Dec/42
Santa Cruz - Jacarepaguá	38.0	138	Oct/72	Dec/42
Santa Cruz - Palmares 1	14.0	138	Nov/72	Dec/42
Santa Cruz - Palmares 2	14.0	138	Sep/73	Dec/42
Santa Cruz – ZIN	5.0	138	Nov/72	Dec/42
Santa Cruz - ZIN - Ari Franco	31.0	138	Dec/67	Dec/42
Santa Cruz - ZIN - Cosmos	17.0	138	Dec/67	Dec/42
São José - Imbariê 1	18.0	138	Dec/98	Dec/42
São José - Imbariê 2	18.0	138	Dec/98	Dec/42
São José - Magé 1	46.0	138	Jun/01	Dec/42
São José - Magé 2	46.0	138	Jun/01	Dec/42
TPU Campos - Campos 1	1.0	138	Jul/77	Dec/42
TPU Campos - Campos 2	1.0	138	Jul/87	Dec/42
Subtotal 138 kV	2,.205.0
Eletrodo de Terra - Foz do Iguaçu 1	16.0	25	Apr/85	Dec/42
Eletrodo de Terra - Foz do Iguaçu 2	15.0	25	Aug/87	Dec/42
Eletrodo de Terra - Ibiúna 1	67.0	25	Apr/85	Dec/42
Eletrodo de Terra - Ibiúna 2	67.0	25	Aug/87	Dec/42
Subtotal 25 kV	165.0
Basic Network Total
General Total	18,758.5

56

8.1.2.Substation

8.1.2.1. Substation – enterprises not affected by 12,783 Law

Substation	Transformation capacity (MVA)	Location	Operation	End of Operation
Zona Oeste	900,00	Rio de Janeiro/Rio de Janeiro	Dec/14	May/42
Subtotal	900,00

Substations Associated to plants	Transformation capacity (MVA)(*)	Location	Operation	End of Operation
Batalha	90.00	Paracatu/Minas Gerais	Aug/06	Aug/41
Campos	185.00	Campos dos Goytacazes/Rio de Janeiro	Dec/68	Jul/27
Itumbiara	5,074.99	Araporã/Minas Gerais	Mar/73	Feb/20
Manso	312.50	Chapada dos Guimarães/Mato Grosso	Nov/00	Feb/35
Mascarenhas de Moraes	1,820.99	Ibiraci/Minas Gerais	Dec/56	Oct/23
Santa Cruz (**)	1,544.00	Rio de Janeiro/Rio de Janeiro	Jun/67	Jul/15
São Gonçalo	42.50	São Gonçalo/Rio de Janeiro	Jul/77	(***)
Serra da Mesa	2,693.08	Minaçu/Goiás	Mar/98	Nov/39
Simplício	497.50	Sapucaia/Rio de Janeiro	Aug/06	Aug/41
Subtotal	12,260.56
Total	13,160.56

(*) Total Transformation Capacity (MVA Total) = operating capacity + capacity + capacity in reserve review.

(**) Affected but not yet extended.

(***) Extension denied.

8.1.2.2. Substation– enterprises renewed in accordance with 12,783  - O&M

Substation	Transformation capacity (MVA)	Location	Operation	End of Operation
Adrianópolis	3,289.96	Nova Iguaçu/Rio de Janeiro	Nov/70	Dec/42
Angra	967.07	Angra dos Reis/Rio de Janeiro	Apr/71	Dec/42
Araraquara	-	Araraquara/São Paulo	Apr/76	Dec/42
Bandeirantes	1,433.33	Aparecida de Goiânia/Goiás	Oct/72	Dec/42
Barro Alto	149.66	Barro Alto/Goiás	Mar/82	Dec/42
Brasília Geral	300.00	Brasília/Brasília	Feb/60	Dec/42
Brasília Sul	2,094.20	Taguatinga/Brasília	Mar/73	Dec/42
Cachoeira Paulista	583.30	Cachoeira Paulista/São Paulo	Oct/76	Dec/42
Campinas	1,970.00	Campinas/São Paulo	Sep/72	Dec/42
Campos	1,283.33	Campos dos Goytacazes/Rio de Janeiro	Feb/73	Dec/42
Foz do Iguaçu	15,968.00	Foz do Iguaçu/Paraná	Dec/82	Dec/42
Grajaú	2,800.00	Rio de Janeiro/Rio de Janeiro	Dec/79	Dec/42
Guarulhos	-	São Paulo/São Paulo	Sep/63	Dec/42
Gurupi	-	Gurupi/Tocantins	Mar/99	Dec/42
Ibiúna	11,600.40	Ibiúna/São Paulo	Apr/84	Dec/42
Imbariê	-	Duque de Caxias/Rio de Janeiro	Oct/68	Dec/42
Iriri	-	Macaé/Rio de Janeiro	Oct/09	Dec/42
Itabera	-	Itaberá/São Paulo	Sep/82	Dec/42
Itutinga	-	Itutinga/Minas Gerais	Apr/67	Dec/42
Ivaiporã	11,006.00	Manoel Ribas/Paraná	Oct/82	Dec/42
Jacarepaguá	1,350.00	Rio de Janeiro/Rio de Janeiro	Dec/67	Dec/42
Macaé	-	Macaé/Rio de Janeiro	Nov/01	Dec/42
Mogi das Cruzes	1,166.66	Mogi das Cruzes/São Paulo	Mar/64	Dec/42
Niquelândia	-	Niquelândia/Goiás	Oct/99	Dec/42
Pirineus	-	Anápolis/Goiás	Nov/06	Dec/42
Poços de Caldas	1,846.66	Poços de Caldas/Minas Gerais	Sep/63	Dec/42
Resende	-	Resende/Rio de Janeiro	Apr/09	Dec/42
Rio Verde	333.33	Rio Verde/Goiás	Dec/75	Dec/42
Rocha Leão	-	Rio das Ostras/Rio de Janeiro	Dec/72	Dec/42
Samambaia	4,250.00	Brasília/Distrito Federal	Mar/98	Dec/42
São José	2,600.00	Belfort Roxo/Rio de Janeiro	Aug/91	Dec/42
Tijuco Preto	17,014.70	Mogi das Cruzes/São Paulo	Sep/82	Dec/42
Viana	750.00	Viana/Espirito Santo	Dec/05	Dec/42
Vitória	1,044.20	Serra/Espirito Santo	Nov/78	Dec/42
Subtotal	83,800.80

57

Substations associated to plants	Transformation capacity (MVA)(*)	Location	Operation	End of Operation
Corumbá	556.00	Caldas Novas/Goiás	Mar/97	Dec/42
Funil	300.00	Itatiaia/Rio de Janeiro	Dec/69	Dec/42
Furnas	1,399.17	São José da Barra/Minas Gerais	Sep/63	Dec/42
Luiz C. Barreto	1,333.32	Pedregulho/São Paulo	Mar/69	Dec/42
Marimbondo	2,393.32	Fronteira/Minas Gerais	Aug/75	Dec/42
Porto Colômbia	425.00	Planura/Minas Gerais	Jul/73	Dec/42
Subtotal	6,406.81
Total	90,207.61

(*)Total Transformation Capacity (MVA Total) = operating capacity + capacity + capacity in reserve review.

8.2.SPE

8.2.1. Transmission lines

SPE	Object (From - To)	Participation (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Baguari Energia S.A.	HPU Baguari - SS Baguari	15.0	0.80	230	Feb/10	Aug/41
Baguari Energia S.A.	SS Baguari - Mesquita – Governador Valadares	15.0	2.50	230	Apr/10	Aug/41
Baguari Energia S.A.	SS Baguari – Mesquita	15.0	69.00	230	Apr/10	Aug/41
Baguari Energia S.A.	SS Baguari - Gov. Valadares	15.0	26.00	230	Apr/10	Aug/41
Centroeste de Minas	Furnas – Pimenta II	49.0	62.70	345	Mar/10	Mar/35
Chapecoense Geração S.A.	SS Foz do Chapecó – Gurita	40.0	72.60	230	Mar/11	Nov/36
Chapecoense Geração S.A.	SS Foz do Chapecó – SS Xanxerê	40.0	77.60	230	Mar/11	Nov/36
Chapecoense Geração S.A.	HPU Foz do Chapecó – SS de Foz do Chapecó	40.0	1.00	230	Mar/11	Nov/36
Enerpeixe S.A.	Peixe Angical – Peixe 2	40.0	17.00	500	Apr/06	Nov/36
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	49.0	193.00	500	Dec/13	Feb/40
Goiás Transmissão S.A.	Trindade – Xavantes	49.0	37.00	230	Dec/13	Feb/40
Goiás Transmissão S.A.	Trindade – Carajás	49.0	29.00	230	Oct/13	Feb/40
MGE Transmissão S.A.	Mesquita - Viana 2	49.0	248.00	500	Jun/14	Jul/40
MGE Transmissão S.A.	Viana 2 – Viana	49.0	10.00	345	Jun/14	Jul/40
Interligação Elétrica do Madeira S.A.	Coletora Porto Velho-Araraquara II (Lot D)	24.5	2,375.00	600	Aug/13	Feb/39
Retiro Baixo Energética S.A.	HPU Retiro Baixo – SS Curvelo	49.0	45.00	138	Oct/10	Aug/41
Serra do Facão Energia S.A.	HPU Serra do Facão – SS Celg de Catalão	49.5	32.00	138	Oct/10	Nov/36
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	49.0	52.30	230	Apr/11	Apr/39
Transenergia Renovável S.A.	Quirinópolis - TPU Quirinópolis	49.0	34.40	138	May/11	Jun/25
Transenergia Renovável S.A.	Quirinópolis - TPU Boavista	49.0	16.70	138	May/11	Jun/25
Transenergia Renovável S.A.	Chapadão – Jataí	49.0	131.50	230	Dec/12	Jun/25
Transenergia Renovável S.A.	Jataí – Mineiros	49.0	61.40	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Jataí - TPU Jataí	49.0	51.20	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Jataí - TPU Água Emendada	49.0	32.60	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Mineiros - Morro Vermelho	49.0	45.20	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Morro Vermelho - TPU Morro Vermelho	49.0	31.00	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Morro Vermelho - TPU Alto Taquari	49.0	30.20	138	Jun/13	Jun/25
Transenergia Renovável S.A.	Palmeiras – Edéia	49.0	57.00	230	May/13	Jun/25
Transenergia Renovável S.A.	Edéia - TPU Tropical Bionenergia I	49.0	48.70	138	May/13	Jun/25
Transirapé	Irapé – Araçuaí	24.5	65.00	230	May/07	Dec/34
Transleste	Montes Claros – Irapé	24.5	138.00	345	Dec/06	Feb/34
Transudeste	Itutinga – Juiz de Fora	25.0	140.00	345	Feb/07	Oct/34
Total			4,233.40

58

8.2.2 Substations

SPE	Substation	Transformation Capacity (MVA)	Participation (%)	Beginning of Operation	End Operation
Baguari Energia S.A.	SS da Usina de Baguari	155.60	15.00	Aug/06	Aug/41
Caldas Novas Transmissão S.A.	Corumbá	150.00	49.90	Aug/13	Jun/41
ChapecoenSS Geração S.A	SS da Usina de Foz do Chapecó	978.00	40.00	Nov/01	Nov/36
Enerpeixe S.A.	SS da Usina de Peixe Angical	525.00	40.00	Nov/01	Nov/36
Goiás Transmissão S.A.	Trindade	400.00	49.00	Nov/13	Jul/40
Luziânia Niquelândia Transmissora S.A.	Luziânia	300.00	49.00	Jun/14	May/42
Madeira Energia S.A.	SS da Usina de Santo Antônio	3.630.00	39.00	Aug/07	Jun/43
MGE Transmissão S.A.	Viana 2	900.00	49.00	Aug/14	Jul/40
Retiro Baixo Energética S.A.	SS da Usina de Retiro Baixo	100.00	49.00	Aug/06	Aug/41
SSrra do Facão Energia S.A.	SS da Usina de SSrra do Facão	236.40	49.47	Nov/01	Nov/36
Transenergia Renovável S.A	Edéia	150.00	49.00	Feb/12	Jun/25
Transenergia Renovável S.A	Jataí	225.00	49.00	Dec/12	Jun/25
Transenergia Renovável S.A	Mineiros	-	49.00	Dec/12	Jun/25
Transenergia Renovável S.A	Morro Vermelho	-	49.00	Dec/12	Jun/25
Transenergia Renovável S.A	Quirinópolis	225.00	49.00	Apr/11	Jun/25
Transenergia São Paulo S.A	Itatiba	800.00	49.00	Aug/12	Nov/39
Interligação Elétrica do Madeira S.A.	Retifier Station nº 2 CA/CC 500/+-600 kV (Lot F)	3,150.00	24.50	May/14	Feb/39
Interligação Elétrica do Madeira S.A.	Inverter Station nº 2 CA/CC +-600 /500 kV (Lot F)	2,950.00	24.50	May/14	Feb/39
Total		14,875.00

9. Transmission losses - %

1Q14	2Q14	3Q14	4Q14	2014
2.09	2.19	2.32	2.15	2.19

10. Main investments of parent company– R$ Million

Project	1Q14	2Q14	3Q14	4Q14	1st Revision 2014
Installation of Combined Cycle TPU Santa Cruz (RJ)/Capacity expansion of Sta. Cruz Thermal Unit (RJ)	143,573	54,772	11,526,993	7,863,222	75,000,000
Installation of HPU Batalha (Paulista) (MG/GO)	3,697,734	4,211,695	7,877,880	5,141,974	29,706,852
Installation of HPU Simplício and SHU Anta (RJ)	6,862,629	1,744,736	4,441,732	7,090,496	43,028,206
Modernization of HPU Furnas (MG)	9,987,075	9,527,466	6,915,232	17,706,533	56,816,722
Maintenance of the generation system	2,673,421	4,454,633	5,221,232	34,804,982	59,175,224
Extension of generation system	-	-	-	-	100,000
Deployment of wind farms	-	-	-	-	28,840,836
Implementation of UTE biomass	-	-	-	-	100,000
Extension of generation capacity	-	-	-	-	100,000
Transmission
Transmission System Bom Despacho – Ouro Preto	3,515,448	8,858,875	4,657,808	3,446,620	21,717,886
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	5,592,902	6,690,040	4,974,090	4,690,742	21,468,376
Installation of Transmission System Mascarenhas - Linhares	2,027,209	703,035	4,524,979	9,169,094	30,294,939
Reinforcement of Transmission System	14,775,114	43,365,735	61,458,636	103,425,774	320,769,676
Transmission System maintenance	37,512,106	64,240,115	76,629,343	119,327,533	434,997,984
Extension of transmission System	6,316,239	6,483,664	6,241,398	7,677,272	45,058,633
Others
Maintenance of real estate	322,506	698,343	1,114,073	3,487,518	12,010,235
Maintenance of real estate, vehicles, turbines and equipment	3,234,740	10,798,654	5,264,260	23,969,839	52,139,871
Maintenance of info technology assets	2,424,953	6,039,006	4,921,490	16,147,316	40,074,923
Environmental preservation and conservation of generation and transmission	1,259,178	2,219,518	3,900,272	5,120,987	24,995,028
TOTAL	100,344,826	170,090,288	209,669,416	369,070,338	1,296,395,391

59

Marketletter

11.New investments

11.1.Generation

11.1.1.Own assets

Unit Own assets	Location (State)	Investiment (R$ million)		Installed capacity (MW)	Guaranteed Energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
		Total	Up to 4Q14
SPU Anta	RJ/MG	2,296.60 Basis: Dec/08	2,472(*)	28	191.3(*)	SPU Anta: Schedule Mac 1 Jan/2015 and Mac 2 Jun/2015	Mar/07	Aug/41

(*)Includes Simplicio, which is already under operation.

60

11.1.2.SPE

SPE	Unit	Location (State)	Instaled Capacity (MW)	Assured energy	Beginning of Operation	Beginning of Construction	End of Concession
Cia. Hidrelétrica Teles Pires	HPU Teles Pires	MT	1,819.8	915.4	Apr/15	Aug/11	Jun/46
Madeira Energia S.A.	HPU Santo Antônio	MT	3,568.3	2,424.2	Mar/12	Aug/08	Jun/43
Empresa de Energia São Manoel S.A.	HPU São Manoel	MT/PA	700.0	421.7	May/18	Aug/14	Apr/49
Central Geradora Eólica Famosa I S.A. (*)	Famosa I	RN	22.5	11.1	Jul/15	Jul/14	May/47
Central Geradora Eólica Pau Brasil S.A. (*)	Pau Brasil	CE	15.0	7.7	Jul/15	Jul/14	Mar/47
Central Geradora Eólica Rosada S.A.	Rosada	RN	30.0	13.4	Jul/15	Jul/14	May/47
Central Geradora Eólica São Paulo S.A. (*)	São Paulo	CE	17.5	8.1	jul/15	Jul/14	Mar/47
Energia dos Ventos I (*)	Goiabeira	CE	19.2	9.9	Nov/16 (***)	Jun/15	Jul/47
Energia dos Ventos II (*)	Ubatuba	CE	12.6	5.8	Aug/16 (***)	Apr/15	Jul/47
Energia dos Ventos III (*)	Santa Catarina	CE	16.0	8.5	Jun/16 (***)	Apr/15	Jul/47
Energia dos Ventos IV (*)	Pitombeira	CE	27.0	13.9	Nov/16 (***)	Apr/15	Jul/47
Energia dos Ventos V (*)	São Januário	CE	19.2	9.0	Feb/17 (***)	Apr/15	Jun/47
Energia dos Ventos VI (*)	Nossa Senhora de Fátima	CE	28.8	12.8	Apr/17 (***)	Apr/15	Aug/47
Energia dos Ventos VII (*)	Jandaia	CE	28.8	14.1	May/17 (***)	Apr/15	Aug/47
Energia dos Ventos VIII (*)	São Clemente	CE	19.2	9.3	Jan/17 (***)	Apr/15	Jul/47
Energia dos Ventos IX (*)	Jandaia I	CE	14.4	9.9	Nov/16 (***)	Nov/16	Jul/47
Energia dos Ventos X (*)	Ventos de Horizonte	CE	19.2	7.3	Oct/16 (***)	Oct/14	Jul/47
Bom Jesus Eólica S.A.	Bom Jesus	CE	18.0	8.1	Sep/15	Oct/14	Apr/49
Cachoeira Eólica S.A.	Cachoeira	CE	12.0	5.0	Sep/15	Oct/14	Apr/49
Pitimbu Eólica S.A.	Pitimbu	CE	18.0	7.2	Sep/15	Oct/14	Mar/49
São Caetano Eólica S.A.(*)	São Caetano	CE	25.2	11.0	Sep/15	Oct/14	Apr/49
São Caetano I Eólica S.A.	São Caetano I	CE	18.0	7.7	Sep/15	Oct/14	Apr/49
São Galvão Eólica S.A.(*)	São Galvão	CE	22.0	9.5	Sep/15	Oct/14	Mar/49
Carnaúba I Eólica S.A.	Carnaúba I	RN	22.0	9.4	Sep/15	Oct/14	Jul/49
Carnaúba II Eólica S.A.	Carnaúba II	RN	18.0	7.3	Sep/15	Oct/14	Jul/49
Carnaúba III Eólica S.A.	Carnaúba III	RN	16.0	7.5	Sep/15	Oct/14	Jul/49
Carnaúba V Eólica S.A.	Carnaúba V	RN	24.0	10.1	Sep/15	Oct/14	Jul/49
Cervantes I Eólica S.A.	Cervantes I	RN	16.0	7.1	Sep/15	Oct/14	Jul/49
Consórcio Ouro Verde II	Ouro Verde II	RN	28.0	11.2	May/18	Dec/16	Nov/49
Consórcio Ouro Verde III	Ouro Verde III	RN	24.0	9.4	May/18	Dec/16	Nov/49
Consórcio Santa Rosa	Santa Rosa	CE	20.0	8.4	May/18	Dec/16	Oct/49
Consórcio Uirapuru	Uirapuru	CE	28.0	12.6	May/18	Oct/16	Oct/49
Consórcio Ventos do Angelim	Ventos de Angelim	CE	22.0	10.3	May/18	Dec/16	Nov/49
Consórcio Serra do Mel	Serra do Mel I	RN	28.0	13.0	May/18	Jun/17	Oct/49
Consórcio Serra do Mel	Serra do Mel II	RN	28.0	12.8	May/18	Jun/17	Oct/49
Consórcio Serra do Mel	Serra do Mel III	RN	28.0	12.5	May/18	Jun/17	Nov/49
Geradora Eólica Itaguaçu da Bahia SPE S.A.(*)	Itaguaçu da Bahia	BA	28.0	14.0	May/18	Mar/17	Sep/49
Geradora Eólica Ventos de Santa Luiza SPE S.A. (*)	Ventos de Santa Luiza	BA	28.0	14.2	May/18	Mar/17	Sep/49
Geradora Eólica Ventos de Santa Madalena SPE S.A.(*)	Ventos de Santa Madalena	BA	28.0	14.7	May/18	Mar/17	Sep/49
Geradora Eólica Ventos de Santa Marcella SPE S.A. (*)	Ventos de Santa Marcella	BA	28.0	13.6	May/18	Mar/17	Sep/49
Geradora Eólica Ventos de Santa Vera SPE S.A. (*)	Ventos de Santa Vera	BA	28.0	15.2	May/18	Mar/17	Sep/49
Geradora Eólica Ventos de Santo Antônio SPE S.A.(*)	Ventos de Santo Antônio	BA	28.0	16.1	May/18	Mar/17	Sep/49
Geradora Eólica Ventos de São Bento SPE S.A. (*)	Ventos de São Bento	BA	28.0	14.4	May/18	Mar/17	Sep/49
Geradora Eólica Ventos de São Cirilo SPE S.A. (*)	Ventos de São Cirilo	BA	28.0	14.7	May/18	Mar/17	Sep/49
Geradora Eólica Ventos de São João SPE S.A.(*)	Ventos de São João	BA	28.0	15.0	May/18	Mar/17	Sep/49
Geradora Eólica Ventos de São Rafael SPE S.A. (*)	Ventos de São Rafael	BA	28.0	13.8	May/18	Mar/17	Sep/49
Tijoá Participações e Investimentos S.A.	HPU Três Irmãos	SP	807.5	217.5	Oct/14	(**)	Oct/44
(*) Installed Capacities amount retified.
(**) Enterprise concluded.

61

11.1.2.1  SPE

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Up to 4Q14 (Only Furnas)
Cia. Hidrelétrica Teles Pires	HPU Teles Pires	4,512	167.2	92.07	24.5	Eletrosul (24.5%) Neoenergia (50.10%) Odebrecht Part. Invest. (0.9%)
Madeira Energia S.A.	HPU Santo Antônio	20,587.0	3,732.6	92.55	39.0	Odebrecth Energia (18.6%) Cemig (10.0%) Andrade Gutierrez (12.4%) Fundo de Invest. e Participações Amazônia Energia (20.0%)
Empresa de Energia São Manoel S.A.	HPU São Manoel	2,745.0	n/a	n/a	33.333	EDP – Energias do Brasil S.A. (66.667%)
CGE Famosa I S.A.*	Famosa I	85.8	8.3	2.5	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
CGE Pau Brasil S.A.*	Pau Brasil	57.2	5.5	2.5	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
CGE Rosada S.A.*	Rosada	107.3	10.4	2.5	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
CGE São Paulo S.A.*	São Paulo	64.4	6.2	2.5	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
Energia dos Ventos I*	Goiabeira	85.2	7.3	12.0	49.0	Alupar (50.99%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos II*	Ubatuba	47.3	4.5	12.0	49.0	Alupar (50.99%) Central Eólica Ubatuba (0.01%)
Energia dos Ventos III*	Santa Catarina	75.8	6.5	12.0	49.0	Alupar (50.99%) Central Eólica Santa Catarina (0.01%)
Energia dos Ventos IV*	Pitombeira	113.6	9.6	12.0	49.0	Alupar (50.99%) Central Eólica Pitombeira (0.01%)
Energia dos Ventos V*	São Januário	85.2	7.7	12.0	49.0	Alupar (50.99%) Central Eólica São Januário (0.01%)
Energia dos Ventos VI*	Nossa Senhora de Fátima	113.6	10.5	12.0	49.0	Alupar (50.99%) Central Eólica Nossa Senhora de Fátima (0.01%)
Energia dos Ventos VII*	Jandaia	113.6	10.6	12.0	49.0	Alupar (50.99%) Central Eólica Jandaia (0.01%)
Energia dos Ventos VIII*	São Clemente	85.2	7.7	12.0	49.0	Alupar (49%) Central Eólica São Clemente (0.01%)
Energia dos Ventos IX*	Jandaia I	85.2	7.8	12.0	49.0	Alupar (50.99%) Central Eólica Jandaia I (0.01%)
Energia dos Ventos X*	Ventos de Horizonte	66.3	5.9	12.0	49.0	Alupar (50.99%) Central Eólica Horizonte (0.01%)
Bom Jesus Eólica S.A.	Bom Jesus	78.6	7.2	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Cachoeira Eólica S.A.	Cachoeira	52.4	4.8	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Cachoeira Ltda. (0.01%)
Pitimbu Eólica S.A.	Pitimbu	78.6	7.2	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Pitimbu Ltda. (0.01%)
São Caetano Eólica S.A.	São Caetano	113.6	10.3	19	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica São Caetano Ltda. (0.01%)
São Caetano I Eólica S.A	São Caetano I	78.6	7.2	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica São Caetano I Ltda. (0.01%)

62

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Up to 4Q14 (Only Furnas)
São Galvão Eólica S.A.	São Galvão	104.8	9.5	20	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica São Galvão Ltda. (0.01%)
Carnaúba I Eólica S.A.	Carnaúba I	93.3	8.4	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Geradora Eólica Carnaúba I Ltda. (0.01%)
Carnaúba II Eólica S.A.	Carnaúba II	76.4	6.9	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Geradora Eólica Carnaúba II Ltda. (0.01%)
Carnaúba III Eólica S.A.	Carnaúba III	67.9	6.1	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Geradora Eólica Carnaúba III Ltda. (0.01%)
Carnaúba V Eólica S.A.	Carnaúba V	101.8	9.2	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Geradora Eólica Carnaúba V Ltda. (0.01%)
Cervantes I Eólica S.A.	Cervantes I	67.9	6.1	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Geradora Eólica Cervantes I Ltda. (0.01%)
Cervantes II Eólica S.A.	Cervantes II	50.9	4.6	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Geradora Eólica Cervantes II Ltda. (0.01%)
Punaú I Eólica S.A.	Punaú I	101.8	9.2	18	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Geradora Eólica Punaú I Ltda. (0.01%)
Consórcio Arara Azul	Arara Azul	98.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Bentevi	Bentevi	55.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Central Eólica Bentevi Ltda (0.01%)
Consórcio Ouro Verde I	Ouro Verde I	98.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Central Eólica Ouro Verde I Ltda (0.01%)
Consórcio Ouro Verde II	Ouro Verde II	106.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Central Eólica Ouro Verde II Ltda (0.01%)
Consórcio Ouro Verde III	Ouro Verde III	89.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Central Eólica Ouro Verde III Ltda (0.01%)

63

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Up to 4Q14 (Only Furnas)
Consórcio Santa Rosa	Santa Rosa	79.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Central Eólica Santa Rosa Ltda (0.01%)
Consórcio Uirapuru	Uirapuru	107.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Central Eólica Uirapuru Ltda (0.01%)
Consórcio Ventos do Angelim	Ventos de Angelim	91.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%) Ventos Tecnologia Elétrica LTDA (2.99%) Centrais Eólicas (0.01%)
Consórcio Serra do Mel	Serra do Mel I	135.3	-	-	90.00	Eólica Tecnologia LTDA (9.99%) Gestamp Eólica Brasil LTDA (0.01%)
Consórcio Serra do Mel	Serra do Mel II	135.3	-	-	90.00	Eólica Tecnologia LTDA (9.99%) Gestamp Eólica Brasil LTDA (0.01%)
Consórcio Serra do Mel	Serra do Mel III	135.3	-	-	90.00	Eólica Tecnologia LTDA (9.99%) Gestamp Eólica Brasil LTDA (0.01%)
Geradora Eólica Itaguaçu da Bahia SPE S.A.	Parque Itaguaçu da Bahia	144.9	1.2	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos Santa Luiza SPE S.A.	Parque Ventos de Santa Luiza	144.9	1.2	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos Santa Madalena SPE S.A.	Parque Ventos de Santa Madalena	144.9	1.2	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos Santa Marcella SPE S.A.	Partque Ventos de Santa Marcella	144.9	1.2	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos Santa Vera SPE S.A.	Parque Ventos de Santa Vera	144.9	1.2	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos Santo Antônio SPE S.A.	Parque Ventos de Santo Antônio	144.9	1.2	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos São Bento SPE S.A.	Parque Ventos de São Bento	144.9	1.2	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos São Cirilo SPE S.A.	Parque Ventos de São Cirilo	144.9	1.2	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos São João SPE S.A.	Parque Ventos de São João	144.9	1.2	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)
Geradora Eólica Ventos São Rafael SPE S.A.	Parque Ventos de São Rafael	144.9	1.2	1.8	49.00	Salus Fundo de Investimento em Participações (49.0%) Casa dos Ventos Energias Renováveis S.A. (2.0%)

64

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own lines From – to	Total of Investment (R$ million)	Investment up to 4Q14 (R$ million)	Extension (km)	Tension (kV)	Operation	End of Concession
TL Bom Despacho 3 – Ouro Preto 2 *	120.1 Basis: Dec/08	144.90	180	500	**	Jan/39
TL Mascarenhas – Linhares and SS Linhares ***	67.20 Basis: Nov/09	37.06	99	230	Oct/15	Jul/40
TL Xavantes – Pirineus	31.18 Basis: Sep/11	16.46	50	230	Jun/16	Dec/41
TL Bom Despacho 3 – Ouro Preto 2 *	120.1 Basis: Dec/08	144.90	180	500	**	Jan/39

* Includes, besides the 500 kV Good Order 3 - Black Gold 2 , the SSs Good Order 3 ( Cemig ) - C and Ouro Preto 2 ( Cemig ) - 3A .

** It is ready to go into commercial Operation , only awaiting the issuance of the Operating License .

*** Includes, besides the 230 kV Mascarenhas - Linhares , SSs Mascarenhas ( Escelsa ) and Linhares ( Escelsa ) .

65

11.2.1.2.Substations – N/A

11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	Object (From - To)	Participation (%)	Total of Investment (R$ million)	Investment up to 4Q14 (R$ million)	Extension (Km)	Tension (kV)	Operation	End of Concession
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia	49	130.00	6.89	100	230	Dec/15 Aug/15	Nov/39
	Niquelândia - Barro Alto				88	230
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	49	324.84	46.1	296.5	500	Dec/15	Aug/43
Paranaíba Transmissora de Energia S.A.	Barreiras II - Rio das Éguas	24,5	917.58	125.0	244	500	May/16	May/43
	Rio das Éguas - Luziânia				373
	Luziânia - Pirapora II				350
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	49.9	32.63	1.35	69	230	Sep/16	Feb/44
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias	49.9	1,843.8	34.20	399	500	Sep/17	Feb/44
	Araraquara II - Itatiba				207
	Araraquara II - Fernão Dias				241
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste	39.0	269.65 (Basis: Jul/2013)	15.32	67	500	Jul/16	Oct/43
	Samambaia - Brasília Sul				14	345
	Brasília Sul - Brasília Geral				13,5	230
Belo Monte Transmissora de Energia S.A.	Xingu – Estreito	24.5	2,237.55	-	2,092	800	Feb/18	Jun/44
Energia Olímpica S.A.	Barra da Tijuca – SS Olímpica Gardência – SS Olímpica	49.9	n/a	n/a	n/a	138	May/15	n/a

66

11.2.2.2.Substations

SPE	SS	Participation (%)	Investiment (R$ million)	Transformation Capacity (MVA)	Location	Beginning of Operation	End of Concession
Luziânia Niquelândia Transmissora S.A.	SS Niquelândia	49.0	39.3	40	Niquelândia (GO)	Mar/15	May/42
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, Static Compensator (-300,+300) Mvar SS Itatiba 500 kV, Static Compensator (-300,+300) Mvar SE 500/440 kV Fernão Dias (9+1R)	49.9	1.843.8	4,000	SP	Feb/18	Feb/44
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste	39.0	269.65	180	DF	Jul/16	Oct/43
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC,±800 kV, 4,000 MW, with SS 500 kV Xingu	24.5	2,162.00	3,400	Xingu (PA)	Feb/08	Jun/44
	Converter Station CA/CC, ±800 kV, 3,850 MW, with SS 500 kV Estreito			3,300	Estreito (MG)
Energia Olímpica S.A.	SS Olímpica 13.8/13.8 kV –	49.9	n/a	120	Rio de Janeiro (RJ)	May/15	n/a

12.Loans and financing – R$ Million

Local currency - LC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Balance 12.31.14	Due Date	Index
Eletrobras	32	31	29	27	03/30/2018	9.5% p.y.
Eletrobras	63	60	57	53	12/30/2018	7% p.y.
Eletrobras	7	6	5	4	12/30/2015	7% p.y.
Eletrobras	255	254	249	248	03/30/2023	IPCA + 7% p.y.
Eletrobras	1	-	-	-	10/30/2014	6.5% p.y.
Eletrobras	355	358	357	359	06/30/2030	IPCA + 7 % p.y.
Eletrobras	216	218	217	219	12/30/2030	IPCA + 7 % p.y.
Eletrobras	678	684	680	685	11/30/2029	IPCA + 7% p.y.
Eletrobras	3	2	2	2	03/30/2017	6.5% p.y.
Eletrobras	594	590	577	571	12/30/2021	IPCA + 7% p.y.
Eletrobras	610	606	594	589	07/30/2022	IPCA + 7% p.y.
Eletrobras	264	263	258	257	12/30/2022	IPCA + 7% p.y.
Eletrobras	2	2	2	2	03/30/2020	6.5% p.y.
Eletrobras – Eletronet	144	144	144	144	08/30/2020	Sandlic
Eletrobras	-	-	-	644	08/30/2022	Sandlic
BNDES	818	802	785	769	07/15/2026	TJLP + 1.91% p.y.
BNDES	193	189	185	181	12/15/2025	TJLP + 3% p.y.
BNDES	46	45	44	43	07/15/2026 And 05/15/2018	TJLP + 2.18% p.y. and TJLP + 6% p.y.
FINEP	68	68	68	68	11/15/2023	3.5% p.y.
FINEP	95	95	95	95	11/15/2023	TJLP – 1.5% p.y.
Caixa Econômica Federal	10	9	9	9	01/17/2022	8.7% p.y. and TJLP + 4% p.y.
Caixa Econômica Federal	217	223	217	224	07/27/2020	111% CDI
Caixa Econômica Federal	428	440	408	420	08/03/2020	111% CDI
Caixa Econômica Federal	91	89	91	89	10/15/2020	111% CDI
Caixa Econômica Federal	119	116	120	117	10/26/2020	111% CDI
Caixa Econômica Federal	1,040	1,014	1,046	1,015	05/16/2023	113.7% CDI
Banco do Brasil S.A.	211	217	212	218	02/07/2018	110% CDI
Banco do Brasil S.A.	775	756	778	757	10/31/2018	107.3% CDI
Banco do Brasil S.A.	405	416	412	425	12/06/2023	115% CDI
Basa	203	209	204	210	07/31/2017	102.89% CDI
Total	7,943	7,906	7,845	8,444

67

Foreign currency - FC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Balance 12.31.14	Due Date	Currency
Eletrobras	38	32	36	34	04/06/2018	US$
Eletrobras	153	133	138	119	04/06/2018	Yen
BID	234	250	279	331	12/15/2031	US$
Total	425	415	453	484

13.Contracts

13.1.Loans and financing

13.1.1.Parent company – R$ million

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	506	523	1.049	1.961	983	1.001	2.905	8.928
Generation	419	440	965	1.897	952	968	2.826	8.467
Transmission	87	83	84	64	31	33	79	461
By creditor	506	523	1.049	1.961	983	1.001	2.905	8.928
Eletrobras	302	361	465	452	433	451	1.493	3.957
Others	204	162	584	1.509	550	550	1.412	4.971
Total	506	523	1.049	1.961	983	1.001	2.905	8.928

13.1.2.SPE - R$ million

Foz do Chapecó

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	130.186	130.186	130.186	130.186	130.186	130.186	878.758
Generation	130.186	130.186	130.186	130.186	130.186	130.186	878.758
Transmission	-	-	-	-	-	-	-
By creditor	130.186	130.186	130.186	130.186	130.186	130.186	878.758
BNDES	86.007	86.007	86.007	86.007	86.007	86.007	580.548
REPASSADORES	43.526	43.526	43.526	43.526	43.526	43.526	293.797
SINCRONO	654	654	654	654	654	654	4.412
Total	130.186	130.186	130.186	130.186	130.186	130.186	878.758

Enerpeixe

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	114.352	9.488
Generation	114.352	9.488	-	-	-	-	-
By creditor	114.352	9.488
BNDES Direct	56.700	4.704	-	-	-	-	-
BNDES - Banco do Brasil	14.413	1.196	-	-	-	-	-
BNDES - Bradesco	14.413	1.196	-	-	-	-	-
BNDES - Itaú	17.296	1.435	-	-	-	-	-
BNDES - Itaú/Unibanco	11.530	957	-	-	-	-	-
Total	114.352	9.488

68

Santo Antônio(*)

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity
Generation
Transmission
By creditor
BNDES Direto
BNDES Repasse
Banco da Amazônia - FNO
2nd Bonds Emission
3rd Bonds Emission
Total

(*) Informations not available

Teles Pires

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	47.318	154.443	166.451	167.296	176.584	176.584	2,497.772
Generation	47.318	154.443	166.451	167.296	176.584	176.584	2,497.772
Transmission	-	-	-	-	-	-	-
By creditor	47.318	154.443	166.451	167.296	176.584	176.584	2,497.772
BNDES	22.999	106.040	118.048	118.893	128.181	128.181	1,941.271
Bonds – FI - FGTS	24.319	48.403	48.403	48.403	48.403	48.403	556.501
Total	47.318	154.443	166.451	167.296	176.584	176.584	2,497.772

Centro Oeste de Minas(*)

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity
Generation
Transmission
By creditor
BNDES
Total

(*) Informations not available

Serra do Facão

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	89.971	38.203	38.203	38.203	38.203	38.203	248.325
Generation	89.971	38.203	38.203	38.203	38.203	38.203	248.325
Transmission
By creditor	89.971	38.203	38.203	38.203	38.203	38.203	248.325
BNDES Direto	39.425	38.203	38.203	38.203	38.203	38.203	248.325
Itaú BBVA Empréstimo Ponte	50.546	-	-	-	-	-	-
Total	89.971	38.203	38.203	38.203	38.203	38.203	248.325

Interligação Elétrica do Madeira(*)

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity
Generation
Transmission
By creditor
Banco da Amazônia
BNDES
Bonds
Total

(*) Informations not available

69

Goiás Transmissão

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	187.584	180.090	170.581
Generation
Transmission	187.584	180.090	170.581	-	-	-	-
By creditor	187.584	180.090	170.581
Brasil – FCO	100.786	100.786	98.771	-	-	-	-
BNDES	86.797	79.304	71.811	-	-	-	-
Total	187.584	180.090	170.581	-	-	-	-

MGE Transmissão

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	99.931	90.915	81.899
Generation
Transmission	99.931	90.915	81.899	-	-	-	-
By creditor	99.931	90.915	81.899
BNDES	99.931	90.915	81.899	-	-	-	-
Total	99.931	90.915	81.899	-	-	-	-

Transenergia São Paulo

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	46.550	42.448	38.343	34.238	30.134	26.029	72.132
Generation
Transmission	46.550	42.448	38.343	34.238	30.134	26.029	72.132
By creditor	46.550	42.448	38.343	34.238	30.134	26.029	72.132
BNDES	46.550	42.448	38.343	34.238	30.134	26.029	72.132
Total	46.550	42.448	38.343	34.238	30.134	26.029	72.132

Transenergia Renovável

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	127.391	115.712	104.033	92.354	80.675	68.783	170.853
Generation
Transmission	127.391	115.712	104.033	92.354	80.675	68.783	170.853
By creditor	127.391	115.712	104.033	92.354	80.675	68.783	170.853
BNDES	127.391	115.712	104.033	92.354	80.675	68.783	170.853
Total	127.391	115.712	104.033	92.354	80.675	68.783	170.853

Brasventos Eolo Geradora de Energia

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	115.653	107.293	98.932
Generation	115.653	107.293	98.932	-	-	-	-
Transmission
By creditor	115.653	107.293	98.932
BNDES	115.653	107.293	98.932	-	-	-	-
Total	115.653	107.293	98.932	-	-	-	-

70

Brasventos Miassaba 3 Geradora de Energia

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	114.878	106.574	98.269	114.878
Generation	114.878	106.574	98.269	114.878	-	-	-
Transmission
By creditor	114.878	106.574	98.269	114.878
BNDES	114.878	106.574	98.269	114.878	-	-	-
Total	114.878	106.574	98.269	114.878	-	-	-

Rei dos Ventos 3 Geradora de Energia

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	121.070	112.318	103.566
Generation	121.070	112.318	103.566	-	-	-	-
Transmission
By creditor	121.070	112.318	103.566
BNDES	121.070	112.318	103.566	-	-	-	-
Total	121.070	112.318	103.566	-	-	-	-

Triângulo Mineiro Transmissão S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	141.716	141.716	123.531	104.698	85.196	65.000
Generation
Transmission	141.716	141.716	123.531	104.698	85.196	65.000	-
By creditor	141.716	141.716	123.531	104.698	85.196	65.000
CEF	141.716	141.716	123.531	104.698	85.196	65.000	-
Total	141.716	141.716	123.531	104.698	85.196	65.000	-

Vale de São Bartolomeu Transmissão S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	107.580	157.440	137.237	116.315	94.649	72.212
Generation
Transmission	107.580	157.440	137.237	116.315	94.649	72.212	-
By creditor	107.580	157.440	137.237	116.315	94.649	72.212
CEF	107.580	157.440	137.237	116.315	94.649	72.212	-
Total	107.580	157.440	137.237	116.315	94.649	72.212	-

Mata de Santa Genebra S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	469.000
Generation
Transmission	469.000	-	-	-	-	-	-
By creditor	469.000
CEF	469.000	-	-	-	-	-	-
Total	469.000	-	-	-	-	-	-

71

Companhia Transirapé de Transmissão S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	11.058	13.975	18.391	2.490	2.490	2.435	21.513
Generation
Transmission	11.058	13.975	18.391	2.490	2.490	2.435	21.513
By creditor	11.058	13.975	18.391	2.490	2.490	2.435	21.513
BDMG	328	2.325	2.490	2.490	2.490	2.435	21.513
Bonds Emission 1st Itaú - BBA	10.730	11.650	15.901	-	-	-	-
Total	11.058	13.975	18.391	2.490	2.490	2.435	21.513

Companhia Transleste de Transmissão S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	7.461	11.419	16.968	16.221	16.220	12.993	13.813
Generation
Transmission	7.461	11.419	16.968	16.221	16.220	12.993	13.813
By creditor	7.461	11.419	16.968	16.221	16.220	12.993	13.813
BDMG (PEM)	1.349	1.267	633
BDMG (FNE)	2.696	2.552	2.552	2.552	2.552	2.552	10.634
BNB (FNE)	824	1.139	862	748	747	750	3.179
Bonds Emission 1st Itaú BBA	2.592	6.461	12.921	12.921	12.921	9.691	-
Total	7.461	11.419	16.968	16.221	16.220	12.993	13.813

Companhia Transudeste de Transmissão S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	10.575	13.971	18.722
Generation
Transmission	10.575	13.971	18.722	-	-	-	-
By creditor	10.575	13.971	18.722
Bonds Emission 1st Itaú BBA	10.575	13.971	18.722	-	-	-	-
Total	10.575	13.971	18.722	-	-	-	-

São Manoel

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity		532.000
Generation	-	532.000	-	-	-	-	-
Transmission	-	-	-	-	-	-	-
By creditor		532.000
1st Emission Bonds (Santander)	-	532.000	-	-	-	-	-
Total	-	532.000	-	-	-	-	-

Paranaíba Transmissora de Energia S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	353.290
Generation
Transmission	353.290	-	-	-	-	-	-
By creditor	353.290
Santander and BTG Pactual – Loan by 1st Emission of Debêntures	353.290	-	-	-	-	-	-
Total	353.290	-	-	-	-	-	-

72

14.Number of employees (headcount)

14.1.By tenure

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14	2014
Up to 5	745	672	658	622	622
6 to 10	1,307	1,387	1,395	1,438	1,438
11 to15	334	323	318	305	305
16 to 20	255	265	269	247	247
21 to 25	225	223	222	250	250
Up to25	658	660	663	635	635
Total	3,524	3,530	3,525	3,497	5,511

14.2.By departments

Departmants	1Q14	2Q14	3Q14	4Q14	2014
Administrative	1,031	1,031	1,027	1,025	1,025
Operational	2,493	2,499	2,498	2,472	2,472
Total	3,524	3,530	3,525	3,497	5,511

14.3.By region

State	1Q14	2Q14	3Q14	4Q14	2014
Distrito Federal	165	166	167	162	162
Espírito Santo	56	56	57	55	55
Goiás	251	253	254	253	253
Minas Gerais	550	551	550	547	547
Mato Grosso	14	14	14	12	12
Paraná	158	158	158	147	147
Rio de Janeiro	1,876	1,877	1,875	1,876	1,876
Rondônia	05	04	03	03	03
São Paulo	442	444	440	435	435
Tocantins	07	07	07	07	07
Total	3,524	3,530	3,525	3,497	5,511

15.Complementary work force

Operational	1Q14	2Q14	3Q14	4Q14	2014
Hired	1,336	1,335	1,332	1,330	1,330

16.Turn-over - %

1Q14	2Q14	3Q14	4Q14	2014
0.27	0.31	0.32	1.02	1.92

73

Balance Sheet

(R$ thousand)

Assets
	12.31.14	12.31.13
Current Assets
Availabilities	658,063	841,111
Clients (Consumers and resellers)	364,500	298,542
Loans and financing	3,337	3,404
Marketable Securities	683,310	1,971,964
Dividends to receive (Remuneration of equity participation)	20,989	25,090
Fiscal Assets deferred (Taxes and contributions)	16,876	16,048
Income Tax and Social Contribution	59,263	79,539
Linked deposits	10,982	10,982
Stored materials	89,382	90,426
Financial Asset	77,833	74,448
Receivables - 12,783/13 Law	1,605,710	1,254,584
Others	401,169	411,925
Current Assets Total	3,991,414	5,078,063
.
Non-Current Assets
Clients (Consumers and resellers)	8,604	14,334
Loans and financing	4,003	7,321
Marketable Securities	3,483	3,582
Fiscal Assets deferred (Taxes and contributions)	164,588	155,446
Income Tax and Social Contribution	-	1,954,740
Reimbursement Rights - CCC (12,111 Law)	-	-
Linked deposits	641,895	666,567
Financial Asset – Annual allowed revenue (transmission)	3,990,482	3,133,280
Receivables - 12,783/13 Law	-	967,330
Others	202,010	49,313
Advances for equity participation	590,015	277,800
	5,605,080	7,229,713
INVESTMENTS	3,980,860	3,191,947
FIXED ASSETS	1,249,718	1,602,600
INTANGIBLE	58,626	31,930
Non-Current Assets Total	10,894,284	12,056,190
Assets Total	14,885,698	17,134,253

74

Liabilities and Stockholders’ Equity
	12.31.14	12.31.13
Current Liabilities
Suppliers	509,900	444,526
Loans and financing	250,414	60,192
Taxes and social contribution	92,092	87,332
Income Tax and Social Contribution	13	230
Derivatives	-	-
Advances from consumers	-	-
Shareholders remuneration (dividends payable)	13	34
Estimated obligations	178,112	377,658
Provisions for contingencies	-	-
Post-employment benefit (complementary Pension Fund)	91,296	121,025
Onerous Contracts	-	-
Sector charges (regulatory taxes)	136,496	156,899
Incentive to personnel retirement	-	-
Others	130,721	138,611
Current Liabilities Total	1,389,057	1,386,507

Non-Current Liabilities
Suppliers	-	-
Loans and financing	957,153	791,819
Taxes and social contribution	13,572	13,572
Income Tax and Social Contribution	199,523	67,045
Derivatives	-	-
Advances from consumers	-	-
Estimated obligations	93,029	-
Provisions for contingencies	1,482,916	1,404,872
Provision for uncovered liabilities on invested companies	-	-
Provision for onerous contract	114,724	1,434,251
Post-employment benefit (Complementary Pension Fund)	840,574	489,283
Leasing	-	-
Concessions to pay - UBP	-	-
Sectorial charges (regulatory taxes)	257,682	235,348
Obligations for asset demobilization	-	-
Advance for future Capital Increase	-	-
Others	13,599	5,641
Non-Current Liabilities Total	3,972,772	4,441,831

Stockholders’ Equity
Social Capital	9,753,953	9,753,953
Capital reserves	4,916,199	4,916,199
Profit reserves	-	-
Additional dividends proposed	-	-
Accrued profit/losses	-3,776,818	-2,658,880
Other comprehensive income	-1,369,465	-705,357
Non-controlling participation	-	-

Stockholders’ Equity Total	9,523,869	11,305,915

Liabilities and Stockholders’ Equity Total	14,885,698	17,134,253

75

Statement of Income by activity

(R$ thousand)

	12.31.14	12.31.13
Operating Revenue
Generation
Plant Supply	121,046	-
Energy Supply	886,567	830,276
Short term electric Energy	152,364	672,780
O&M Revenue of Renewed Plants	1,225,667	1,641,544
Construction Revenue	88,641	69,707
Return on Investment - G	-	-

Transmission
O&M Revenue Renewed Lines	726,296	623,051
O&M Revenue	39,482	19,746
Construction Revenue – Transmission	896,186	869,883
Return on Investment - T	56,690	44,390
Other Operating Revenue	17,072	16,057

Deductions to Operating Revenue	-646,576	-688,951
Net Operating Revenue	3,563,435	4,098,483

Operating Costs and Expenses
Electric Energy purchased for resale	-620,038	-682,356
Charges on the use of electric grid	-732,110	-796,324
Fuel for production of electric Energy - CCC	-362,811	-730,443
Construction costs	-984,827	-939,590
Operating Expenses
Personnel, Material and Third party services	-1,128,338	-1,556,417
Remuneration and reimbursement	-12,055	-19,504
Depreciation and amortization	-105,230	-104,645
Donations and Contributions	-18,378	-21,046
Provisions	624,600	-359,855
Others	-45,202	-98,786
Operating Cost and Expenses	-3,384,389	-5,308,966

Result of equity participation	-168,718	65,378
Operating Result before Financial Result	10,328	-1,145,105

Financial Result	649,730	416,247
Result before Income Tax / Social Contribution	660,058	-728,858

Current Income Tax and and social contribution	-29	98,983
Deferred Income Tax and and social contribution	-1,777,967	163,809
Net income for the period	-1,117,938	-466,066

76

Cash Flow

(R$ thousand)

Cash Flow	12.31.2014	12.31.2013
OPERATING ACTIVITIES
Profit/Loss before income tax and social contribution	660,058	-728,858
Depreciation and amortization	105,230	104,645
Net monetary and currency variations	-439,819	-351,256
Financial charges	131,496	40,241
Equity Equivalency Result	168,718	-65,378
Provision for uncovered liability	0	0
Provision for credits of questionable liquidation	39,547	43,370
Provision for contingencies	155,666	40,613
Provision for loss on Investment	-246,915	246,915
Provision for staff realignment	-33,334	168,049
Impairment	443,197	620,274
Provision for onerous contracts	-1,319,527	-869,305
Provision for loss on financial asset	0	0
Global reversal reserve charges	0	0
Adjustment to present value / market value	0	0
Minority Participation in the Results	0	0
Charges on shareholders funds	0	0
Financing assets Revenue - IRR	-56,690	-44,390
Derivative financial instruments	0	0
Others	351,292	177,627
Variation in operating assets / liabilities	-273,616	127,232
Cash generated in operating activities	-314,697	-490,221

Financial charges paid	-109,681	-41,666
Payment of global reversal reserve charges	0	0
Financial charges received	0	0
Remuneration received from equity participation	91,264	50,956
Financial asset revenue by RAP	-905,124	-883,910
Receiving compensation for financial asset	1,041,875	5,089,452
Payment of income tax and social contribution	-18,440	0
Payment of pension fund	0	0
Lawsuits payment	-77,622	-24,426
Legal deposits	-12,889	-49,894
Net cash operating activities	-305,314	3,650,291

FINANCING ACTIVITIES
Loans and financing obtained	400,000	500,000
Loans and financing payable – principal	-58,214	-118,309
Payment of Shareholders remuneration	0	0
Payment on refinancing of taxes and contributions - Principal	0	0
Receipt of Advance for future Capital Increase	-312,215	-243,275
Others	49	0
Net cash financing activities	29,620	138,416

INVESTMENT ACTIVITIES
Acquisition of fixed asset	-151,183	-319,023
Acquisition of intangible asset	-33,435	-9,295
Acquisition of Concession asset	0	0
Advance for future capital increase	0	0
Acquisition of equity participation	-1,044,715	-938,577
Others	1,321,979	-1,775,446
Net cash investment activities	92,646	-3,042,341

Increase (decrease) in cash and cash equivalent	-183,048	746,366

Cash and cash equivalent – beginning of period – 12/31/13	841,111	94,745
Cash and cash equivalent – end of period – 12/31/14	658,063	841,111
	-183,048	746,366

77

Results Analysis

4Q14 x 3Q14

The Company presented in 4Q14 a loss 390.9% higher than that registered in the previous quarter, from a loss of R$ 230.8 million in 3Q14 to a loss of R$ 1,133.3 million in 4Q14, mainly due to the factors described below .

Oprating Revenue

In Generation:

The electric energy supply increased by 0.9%, from R$ 333.0 million in 3Q14 to R$ 336.1 million in 4Q14, mainly due to movement in the auction contracts in the Free Market - ACL.

The supply to final consumers of electric energy decreased by 6.0%, from R$ 239.7 million in 3Q14 to R$ 225.4 million in 4Q14, mainly due to contracts maturities.

In transmission:

Revenues from transmission system (operation and maintenance) fell by 1.2%, from R$ 212.5 million in 3Q14 to R$ 210.1 million in 4Q14, keeping the same level of the previous quarter.

The financial revenue decreased by 19.2%, from R$ 24.5 million in 3Q14 to R$ 19.8 million in 4Q14, mainly due to the update of the financial asset transmission.

Operating Expenses

The electric energy purchased for resale decreased by 21.6%, from R$ 244.6 million in 3Q14 to R$ 191.8 million in 4Q14, mainly due to the higher amount of energy purchased.

The operational provisions decreased by 452.9%, from a provision of R$ 212.7 million in 3Q14 to a reversal of R$ 750.6 million in 4Q14, mainly due to the reversal of the provision for losses on investments (improvements and retrofits on assets affected by Law 12,783 / 2013) of R$ 398.3 million and the reversal of Onerous Contracts, in R$ 712.8 million, of the plants at Camaçari and Itaparica and Transmission Contract 061/2011.

Financial Result

The remuneration of indemnities of 12,783/13 Law increased by 585.9%, from R$ 35.6 million in 3Q14 to R$ 244 million in 4Q14, mainly due to adjustments in the calculation of compensation receivable.

Equity Participation

The result of equity investments decreased by 1,744.0%, from a revenue of R$ 8.4 million in 3Q14 to an expense of R$ 137.6 million in 4Q14, mainly due to a decrease in income from equity of Chesf on its investment in Sustainable Energy of Brazil - HPU Jirau.

Income Tax and Social Contribution

The social contribution and deferred income tax decreased by 1,852.1%, from a revenue of R$ 110.1 million in the 3Q14 to an expense of R$ 1,929.4 million in 4Q14, mainly due to lower tax credit according to CPC 38, as the company failed to demonstrate the possibility of recovering the tax credits that were activated, which can be reversed with profits in future years.

78

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated (MWh)
			1Q14	2Q14	3Q14	4Q14	2014
Funil	30.00	10.91	11,239	9,120	9,053	12,866	42,278
Pedra	20.00	3.74	1,433	2,451	2,102	1,795	7,781
Araras	4.00	-	-	-	-	-	-
Curemas	3.52	1.00	83	-	-	-	83
Complexo de Paulo Afonso e Piloto	4,281.60	2,225.00	2,453,959	2,414,741	2,399,169	2,433,575	9,701,444
Sobradinho	1.050.30	531.00	582,648	599,487	550,798	503,077	2,236,010
Luiz Gonzaga (Itaparica)	1.479.60	959.00	1,062,845	1,040,267	1,038,597	1,038,435	4,180,144
Boa Esperança (Castelo Branco)	237.30	143.00	333,799	275,788	291,248	258,270	1,159,105
Xingó	3,162.00	2,139.00	2,710,532	2,713,788	2,737,994	2,767,328	10,929,642
Camaçari*	346.80	229.80	126,992	143,032	95,359	116,805	482,188

The installed capacity of UTE Camaçari is 346.80 MW when operates with Natural Gas, which is more efficient. When uses diesel oil its installed capacity is approximately 333.80 MW. Guaranteed Energy of Funil changed since 01/01/14, according to Ordinance ANEEL 1,577, from 07/30/2013.

Unit	Location (State)	Beginning of Operation	End of Operation
Funil	BA	Mar/62	Dec/42
Pedra	BA	Apr/78	Dec/42
Araras	CE	Feb/67	Jul/15
Piloto	BA	Jan/55	Jul/15
Curemas	PB	Jun/57	Nov/24
Complexo de Paulo Afonso	BA	Jan/55	Dec/42
Sobradinho	BA	Apr/79	Feb/22
Luiz Gonzaga (Itaparica)	PE	Feb/88	Dec/42
Boa Esperança (Castelo Branco)	PI	Jan/70	Dec/42
Xingó	SE	Apr/94	Dec/42
Camaçari	BA	Feb/79	Aug/27

1.2.SPEs

SPE	Unit	Installed Capacity (MW)	Guaranteed energy (MW Average)	Energy generated (MWh)
				1Q14	2Q14	3Q14	4Q14	2014
Energetica Águas da Pedra S.A.	HPU Dardanelos	261.00	159.60	544,046	465,654	98,142	129,698	1,237,540
ESBR Participações S.A.	HPU Jirau*	3,750.00	2,184.60	289,283	730,294	1,028,828	1,602,518	3,650,923
Pedra Branca S.A.	Pedra Branca	30.00	12.20	26,501	30,733	38,560	29,006	124,800
São Pedro do Lago S.A.	São Pedro do Lago	30.00	13.50	22,615	23,735	37,050	25,195	108,595
Sete Gameleiras S.A.	Sete Gameleiras	30.00	12.60	25,567	29,291	38,426	27,646	120,930

* The first turbine became into Operation  on September 2013 with 75 MW of installed capacity. Inj the 4Q14 the company totalled 20 machines in Operation, resulting in an installed capacity in Operation of 1,500 MW.

Unit	Participacion %	Local (State)	Beginning of Operation	End of Operation
Dardanelos	24.5	MT	Aug/11	Jul/42
Jirau	20.0	RO	Sep/13	Aug/43
Pedra Branca	49.0	BA	Mar/13	Feb/46
São Pedro do Lago	49.0	BA	Mar/13	Feb/46
Sete Gameleiras	49.0	BA	Mar/13	Feb/46

79

2.Electric energy purchased for resale

2.1. Own assets

Supplier	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras System	MWh	108,050	109,200	110,400	110,350	438,000
	R$ million	17.29	17.47	17.66	17.66	70.08
Others	MWh	393,719	404,089	596,173	826,972	2,220,953
	R$ million	54.10	53.9	178.88	173.32	460.20

2.2.SPE

Energética Águas da Pedra S.A.*

Supplier	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras System	MWh	-	-	-	-	-
	R$ million	-	-	-	-	-
Others	MWh	-	7,830	29,645	289,600	327,075
	R$ million	-	4.84	17.72	36.85	59.41

* Due to the enlargement of the dry season, the generation of energy in the plant was affected, so there was needed to trade energy in the short term market (CCEE) to assure the delivery of hired energy.

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783/2013 Law (not from quotas)

Buyer	Sale model	1Q14		2Q14		3Q14		4Q14		2014
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-	-	-
	B	-	-	-	-	-	-	-	-	-	-
Others	A	-	-	-	-	-	-	-	-	-	-
	B	219.9	2,392,313	235.7	1,982,553	255.8	2,088,408	243.3	2,021,828	954,7	8.485.102
Total	A	-	-	-	-	-	-	-	-	-	-
	B	219.9	2,392,313	235.7	1,982,553	255.8	2,088,408	243.3	2,021,828	954,7	8.485.102

A - Through auction

B - Through free market agreements or bilateral contracts

3.1.2. Energy sold by enterprises affected by 12,783/2013 Law (O&M)

Buyer	Sale model	1Q14		2Q14		3Q14		4Q14		2014
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	24.8	938,919	26.2	948,912	26.6	959,340	27.9	958,905	105.5	3,806,076
	B	-	-	-	-	-	-	-	-	-	-
Others	A	295.9	10,688,510	296.7	10,756,402	290.3	10,874,604	290.3	10,869,679	1,173.2	43,189,195
	B	-	-	-	-	-	-	-	-	-	-
Total	A	320.7	11,627,429	322.9	11,705,314	316.9	11,833,944	318.2	11,828,584	1,278.7	46,995,271
	B	-	-	-	-	-	-	-	-	-

A – Sale of energy in regulated enviroment – Revenues from quotas.

B  - Trough free market contracts or bilateral contracts

80

3.2.SPE

Energética Águas da Pedra S.A.

Buyer	Sale model	1Q14		2Q14		3Q14		4Q14		2014
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A									-	-
	B									-	-
Others	A									-	-
	B	52.7	327,333	50.2	306,799	52.9	315,136	57.8	338,452	213.6	1,287,720
Total	A	-	-	-	-	-	-			-	-
	B	52.7	327,333	50.2	306,799	52.9	315,136	57.8	338,452	213.6	1,287,720

ESBR Participações S.A.

Buyer	Sale model	1Q14		2Q14		3Q14		4Q14		2014
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	3.2	32,961	8.3	88,031	12.1	126,204	18.2	183,578	41.8	430,774
	B	1.6	9,478	3.7	21,937	16.6	98,000	38.3	226,219	60.2	355,634
Others	A	28.2	299,384	76.5	799,597	112.6	1,146,325	159.7	1,598,318	377.0	3,843,624
	B	2.4	14,216	5.6	32,906	24.3	143,481	57.4	339,328	89.7	529,931
Total	A	31.4	332,345	84.8	887,628	124.7	1,272,529	177.9	1,781,896	418.8	4,274,398
	B	4.0	23,694	9.3	54,843	40.9	241,481	95.7	565,547	149.9	885,565
CCEE		91.4	(66,756)	97.6	(212,177)	4.0	(485,182)	45.5	(771,461)	238.5	(1,535,576)

Pedra Branca S.A.

Buyer	Sale model	1Q14		2Q14		3Q14		4Q14		2014
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	2.4	15,078	2.4	15,078	2.4	15,078	2.5	15,078	9.7	60,312
	B									0	0
Others	A	1.9	11,639	1.9	11,639	1.9	11,639	1.9	11,639	7.6	46,556
	B									0	0
Total	A	4.3	26,717	4.3	26,717	4.3	26,717	4.4	26,717	17.3	106,868
	B	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0

São Pedro do Lago S.A.

Buyer	Sale model	1Q14		2Q14		3Q14		4Q14		2014
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	2.6	16,314	2.6	16,314	2.6	16,314	1.8	16,314	9.6	65,256
	B									0	0
Others	A	2.0	12,594	2.0	12,594	2.0	12,594	1.4	12,594	7.4	50,376
	B									0	0
Total	A	4.6	28,908	4.6	28,908	4.6	28,908	3.2	28,908	17.0	115,632
	B	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0

81

Sete Gameleiras S.A.

Buyer	Sale model	1Q14		2Q14		3Q14		4Q14		2014
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	2.5	15,448	2.5	15,448	2.5	15,448	1.7	15,448	9.2	61,792
	B									0	0
Others	A	1.9	11,927	1.9	11,927	1.9	11,927	1.3	11,927	7.0	47,708
	B									0	0
Total	A	4.4	27,375	4.4	27,375	4.4	27,375	3.0	27,375	16.2	109,500
	B	0.0	0	0.0	0	0.0	0	0.0	0	0.0	0

4.Settlement CCEE (Spot e MRE)

	Unit	1Q14	2Q14	3Q14	4Q14
Net	R$ million	78.90	-40.07	-54.75	78.49
	MWh	-1,916.70	-43,471.97	-115,840.35	67,127.02
	MWaverage	-0.89	-19.90	-52.46	30.42

5.Fuel used to produce electricity

Type	Unit	1Q14		2Q14		3Q14		4Q14		2014
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel Oil	Litre	25,494,000	58.1	36,386,000	79.2	29,708,000	76.2	10,759,000	29.3	102,347,000	242.8
Gás	m3	18,416,991	34.7	14,903,007	28.8	1,238,529	2.3	28,743,000	54.2	63,301,527	120.0
Total			92.8		108.0		78.6		83.5		362,8

6.Losses in generation - %

1Q14	2Q14	3Q14	4Q14	2014
2.72	2.77	2.55	2.37	2.60

* There was na update in the amounts informed in the previous quarters, because it was informed as na estimative.

7.Average price – R$/MWh

7.1. Own Assets – enterprises not affected by 12,783 law

1Q14	2Q14	3Q14	4QT14	2014
91.92	118.88	122.49	120.32	113.40

7.1.1. Own Assets – enterprises renewed in terms of 12,783 law – O&M

1Q14	2Q14	3Q14	4QT14	2014
27.58	27.58	26.78	26.90	27.21

82

7.2.SPE

	1Q14	2Q14	3Q14	4Q14	2014
Energética Águas da Pedra S.A.	160.99	163.68	168.10	170.50	165.80
ESBR Participações S.A.	99.31	99.87	109.35	117.15	106.42
Pedra Branca S.A.	160.86	160.86	160.86	167.92	162.62
São Pedro do Lago S.A.	160.86	160.86	160.86	167.92	162.62
Sete Gameleiras S.A.	160.86	160.86	160.86	167.92	162.62

8.Extension of transmission lines - Km

8.1.Own assets

8.1.1.Transmission lines

8.1.1.1. Transmission lines – enterprises not affected by 12,783 Law

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Ibicoara-Brumado, C1	94.5	230	Mar/12	Jun/37
Milagres-Coremas, C2	119.8	230	Jun/09	Feb/35
Milagres-Tauá, C1	208.1	230	Dec/07	Feb/35
Paulo Afonso III- Zebu II, C1	5.4	230	Aug/12	Aug/39
Paulo Afonso III- Zebu II, C2	5.4	230	Aug/12	Aug/39
Paraiso-Açu II, C2	132.8	230	Sep/10	Jun/37
Picos-Tauá II, C1	183.2	230	Feb/13	Jun/37
Pirapama II-Suape II, C1	20.9	230	Dec/12	Jun/37
Pirapama II-Suape II, C2	20.9	230	Dec/12	Jun/37
Suape III-Suape II, C1	3.6	230	Dec/12	Jan/39
Suape III-Suape II, C2	3.6	230	Dec/12	Jan/39
C. Mirim II-João Câmara II C1	31.4	230	Feb/14	Nov/40
Extremoz II-C. Mirim II C1	74.5	230	Feb/14	Nov/40
Jardim/Penedo, C1	110.0	230	Mar/14	Mar/38
B. Jesus da Lapa II – Igaporã II	115.0	230	May/14	Nov/40
Sub-Total - 230 Kv	1,129.1
Total Basic Network	1,129.1
Total	1,129.1

83

8.1.1.2. Transmission lines– enterprises renewed in accordance with 12,783 Law – (O&M)

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Angelim II-Recife II, C1	169.1	500	Aug/77	Dec/42
Angelim II-Recife II, C2	170.7	500	Mar/80	Dec/42
Jardim-Camaçari IV, C1	249.6	500	May/00	Dec/42
Camaçari II-Camaçari IV, C1	0.3	500	Nov/12	Dec/42
L. Gonzaga-Angelim II, C1	248.4	500	Feb/77	Dec/42
L. Gonzaga-Milagres, C1	230.8	500	Feb/02	Dec/42
L. Gonzaga-Olindina, C1	248.6	500	May/76	Dec/42
Luiz Gonzaga-Sobradinho, C1	290.6	500	Oct/79	Dec/42
Messias-Suape II, C1	176.6	500	Dec/98	Dec/42
Suape II-Recife II, C1	45.4	500	Dec/98	Dec/42
Milagres-Quixada, C1	268.0	500	Sep/03	Dec/42
Olindina-Camacari II, C1	147.2	500	Oct/76	Dec/42
Olindina-Camacari II, C2	146.9	500	Sep/78	Dec/42
P.Afonso IV-Angelim II, C2	221.5	500	Jul/79	Dec/42
P.Afonso IV-Olindina, C2	212.8	500	Jun/78	Dec/42
P.Afonso IV-L. Gonzaga, C1	37.4	500	Oct/79	Dec/42
P.Afonso IV-Xingo, C1	53.8	500	Feb/93	Dec/42
Pres.Dutra II-Teresina II, C1	207.9	500	May/00	Dec/42
Pres.Dutra II-Teresina II, C2	207.7	500	Apr/03	Dec/42
Quixada-FortalezaII, C1	136.5	500	Sep/03	Dec/42

84

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Sobral III-Pecem II, C1	176.6	500	May/00	Dec/42
Pecem II-Fortaleza II, C1	73.1	500	May/00	Dec/42
S.J.Piaui-B.Esperanca, C1	233.5	500	Dec/80	Dec/42
Sobradinho-S.J.Piaui, C1	211.0	500	Oct/80	Dec/42
Sobradinho-Luiz Gonzaga, C2	316.0	500	Jun/88	Dec/42
Teresina II-Sobral III, C1	334.2	500	May/00	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C1	0.6	500	May/79	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C2	0.6	500	May/79	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C3	0.6	500	May/79	Dec/42
Usina IV-P.Afonso IV, C1	0.6	500	Dec/79	Dec/42
Usina IV-P.Afonso IV, C2	0.6	500	May/80	Dec/42
Usina IV-P.Afonso IV, C3	0.6	500	Oct/80	Dec/42
Usina IV-P.Afonso IV, C4	0.6	500	Jul/81	Dec/42
Usina IV-P.Afonso IV, C5	0.6	500	Dec/81	Dec/42
Usina IV-P.Afonso IV, C6	0.6	500	May/83	Dec/42
Usina Xingo – Xingo, C1	0.9	500	Oct/95	Dec/42
Usina Xingo – Xingo, C2	0.9	500	Oct/95	Dec/42
Usina Xingo – Xingo, C3	0.9	500	Oct/95	Dec/42
Usina.Xingo.- Xingo, C4	0.9	500	Oct/95	Dec/42
Usina Xingo – Xingo, C5	0.8	500	Mar/94	Dec/42
Usina Xingo – Xingo, C6	0.8	500	Nov/94	Dec/42
Xingo-Jardim, C1	159.8	500	May/00	Dec/42
Xingo-Messias, C1	219.0	500	Feb/93	Dec/42
Sub-Total - 500 Kv	5,203.6
Angelim-Messias, C1	78.9	230	Apr/77	Dec/42
Angelim-Messias, C2	78.5	230	Oct/76	Dec/42
Angelim-Messias, C3	79.1	230	Aug/86	Dec/42
Angelim-Ribeirão, C1	115.7	230	Jan/53	Dec/42
Angelim-Recife II, C2	171.7	230	Jan/67	Dec/42
Angelim-Recife II, C3	171.7	230	Jan/61	Dec/42
Angelim-Tacaimbó, C1	63.9	230	Mar/63	Dec/42
Angelim-Tacaimbó, C2	64.1	230	Mar/73	Dec/42
Angelim-Tacaimbó, C3	65.7	230	Jun/98	Dec/42
Arapiraca III–Rio Largo II, C1	124.7	230	Jan/98	Dec/42
Arapiraca III–Penedo, C1	89.6	230	Jan/98	Dec/42
Boa Esperança-Teresina, C1	198.0	230	Mar/70	Dec/42
Boa Esperança-Teresina, C2	198.0	230	Dec/81	Dec/42
Bongi-Açonorte, C1	6.0	230	Aug/76	Dec/42
B.Jesus da Lapa-Barreiras, C1	233.5	230	Dec/90	Dec/42
Banabuiu-Fortaleza, C1	177.2	230	Oct/65	Dec/42
Banabuiu-Fortaleza, C2	176.0	230	Jul/78	Dec/42
Aquiraz II-Banabuiu, C1	181.8	230	Aug/78	Dec/42
Aquiraz II-Fortaleza, C1	30.1	230	Aug/78	Dec/42
Banabuiu-Mossoro II, C1	177.2	230	Jul/03	Dec/42
Banabuiu-Russas II, C1	110.4	230	May/71	Dec/42
Bom Nome-Milagres, C1	83.7	230	Sep/61	Dec/42
Bom Nome-Milagres, C2	84.1	230	Dec/74	Dec/42
Bom Nome-Milagres, C3	83.9	230	Sep/79	Dec/42
Cauipe-Sobral, C1	177.4	230	Nov/73	Dec/42
Cicero Dantas-Catu, C1	200.7	230	Mar/68	Dec/42
Cicero Dantas-Catu, C2	201.3	230	Apr/72	Dec/42
Campina Grande-Coteminas, C1	2.5	230	Oct/99	Dec/42
Campina Grande-Goianinha, C1	99.3	230	Feb/70	Dec/42
C. Grande II – Extremoz II C1	192.8	230	Oct/99	Dec/42
Campina Grande II-Natal III, C2	176.5	230	Oct/02	Dec/42
Natal III-Natal II, C1	11.6	230	Oct/99	Dec/42
Natal III-Natal II, C2	11.6	230	Oct/02	Dec/42
Campina Grande II-Paraiso, C1	118.1	230	May/79	Dec/42
Campina Grande II-Paraiso, C2	119.0	230	Apr/79	Dec/42
Camaçari-Caraíba Metais, C1	3.2	230	Feb/82	Dec/42
Camaçari-Cqr, C1	7.2	230	May/92	Dec/42
Camaçari-Cotegipe, C1	22.9	230	Jun/70	Dec/42
Camaçari-Cotegipe, C2	23.5	230	Oct/76	Dec/42
Camaçari-Gov.Mangabeira, C1	83.7	230	Sep/82	Dec/42
Camaçari-Gov.Mangabeira, C2	83.7	230	Sep/82	Dec/42
Camaçari-Jacaracanga, C1	19.2	230	Jul/77	Dec/42
Camaçari-Jacaracanga, C2	19.2	230	Mar/77	Dec/42
Camaçari-Matatu, C1	47.0	230	Aug/53	Dec/42
Camaçari-Pituaçu, C1	39.2	230	Oct/84	Dec/42
Camaçari-Pituaçu, C2	39.2	230	Jan/02	Dec/42

85

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Cotegipe-Jacaracanga, C1	15.2	230	Dec/71	Dec/42
Cotegipe-Matatu, C1	30.0	230	May/77	Dec/42
Catu-Camaçari, C1	25.0	230	Jun/70	Dec/42
Catu-Camaçari, C2	25.0	230	Aug/53	Dec/42
Catu-Gov.Mangabeira, C1	77.2	230	Aug/67	Dec/42
Catu-Itabaianinha, C1	143.9	230	Aug/53	Dec/42
Funil-Itapebi, C1	198.1	230	Jul/90	Dec/42
Funil-Itapebi, C2	198.1	230	Jul/90	Dec/42
Fortaleza-Cauipe, C1	58.2	230	Nov/73	Dec/42
Fortaleza II-Delmiro Gouveia, C1	7.1	230	Jun/89	Dec/42
Fortaleza II-Delmiro Gouveia, C2	7.1	230	Jun/89	Dec/42
Fortaleza-Fortaleza II, C1	0.3	230	Feb/00	Dec/42
Fortaleza-Fortaleza II, C2	0.3	230	Feb/00	Dec/42
Fortaleza-Fortaleza II, C3	0.3	230	Oct/05	Dec/42
Fortaleza II-Cauipe, C1	58.0	230	Nov/03	Dec/42
Fortaleza II-Cauipe, C2	58.0	230	Nov/03	Dec/42
Fortaleza II-Pici, C1	27.5	230	May/09	Dec/42
Fortaleza II-Pici, C2	27.5	230	May/09	Dec/42
Goianinha-Santa Rita II, C1	59.0	230	Oct/77	Dec/42
Santa Rita II-Mussuré II, C1	17.0	230	Oct/77	Dec/42
Goianinha-Mussure, C2	50.6	230	Oct/77	Dec/42
Gov.Mangabeira-Sapeaçu, C1	23.5	230	Dec/68	Dec/42
Gov.Mangabeira-Sapeaçu, C2	22.5	230	Feb/84	Dec/42
Gov.Mangabeira-Sapeaçu, C3	22.6	230	Feb/84	Dec/42
Icó-Banabuiú, C1	124.7	230	Dec/77	Dec/42
Itapebi-Eunápolis, C1	47.0	230	Jul/90	Dec/42
Itapebi-Eunápolis, C2	47.0	230	Jul/90	Dec/42
Irecê-Brotas de Macaúba, C1	135.4	230	Sep/81	Dec/42
Brotas de Macaúba-B.J Lapa, C1	204.6	230	Sep/81	Dec/42
Itabaianinha-Itabaiana, C1	76.8	230	Aug/53	Dec/42
Itabaiana-Jardim, C1	44.0	230	Aug/79	Dec/42
Itabaiana-Jardim, C2	44.0	230	Aug/79	Dec/42
Jacaracanga-Alunordeste, C1	1.8	230	May/83	Dec/42
Jacaracanga-Dow, C1	7.9	230	Jul/77	Dec/42
Jacaracanga-Dow, C2	7.8	230	Mar/77	Dec/42
Jardim-Fafen, C1	12.5	230	Aug/81	Dec/42
Jardim-Cia.Vale.Rio Doce, C1	0.8	230	Feb/07	Dec/42
Jaguarari-Sr. do Bonfim II, C1	80.7	230	Jan/80	Dec/42
Juazeiro II-Jaguarari, C1	88.0	230	Jan/80	Dec/42
Juazeiro II-Sr.do Bonfim II, C2	148.6	230	Apr/81	Dec/42
Libra-Libra, C1	1.5	230	Dec/91	Dec/42
Milagres-Banabuiu, C1	225.9	230	Feb/65	Dec/42
Milagres-Ico, C1	103.4	230	Dec/77	Dec/42
Milagres-Banabuiu, C3	225.1	230	Dec/77	Dec/42
Milagres-Coremas, C1	119.4	230	Nov/86	Dec/42
Mirueira-Pau Ferro, C1	23.1	230	Oct/99	Dec/42
Mirueira-Goianinha, C1	50.1	230	Dec/89	Dec/42
Messias-Maceió, C1	25.9	230	Nov/96	Dec/42
Messias-Maceió, C2	25.9	230	Nov/96	Dec/42
Messias-Rio Largo, C1	11.9	230	Aug/86	Dec/42
Messias-Rio Largo, C2	11.6	230	Oct/76	Dec/42
Messias-Rio Largo, C3	11.6	230	Apr/77	Dec/42
Mossoró-Açu, C1	71.3	230	Jul/87	Dec/42
Natal III - Extremoz II, C1	17.0	230	Feb/14	Dec/42
Olindina-Olindina, C1	0.2	230	May/80	Dec/42
Olindina-Olindina, C2	0.2	230	May/80	Dec/42
Paulo Afonso-Angelim, C1	221.3	230	Jan/53	Dec/42
Paulo Afonso-Angelim, C2	220.2	230	Jan/67	Dec/42
Paulo Afonso-Angelim, C3	220.2	230	Jan/61	Dec/42
Paulo Afonso-Angelim, C4	221.0	230	Dec/73	Dec/42
Paulo Afonso-Bom Nome, C1	170.1	230	Oct/61	Dec/42
Paulo Afonso-Bom Nome, C2	92.2	230	Dec/74	Dec/42
Paulo Afonso-Bom Nome, C3	170.8	230	Nov/78	Dec/42
Paulo Afonso-C. Dantas, C1	134.2	230	Mar/68	Dec/42
Paulo Afonso-C. Dantas, C2	133.8	230	Jun/72	Dec/42
Paulo Afonso – Floresta II, C1	79.0	230	Dec/74	Dec/42
Paulo Afonso-Itabaiana, C2	162.5	230	Apr/87	Dec/42
Paulo Afonso-Itabaiana, C3	162.5	230	Sep/85	Dec/42
Paulo Afonso IV-P.Afonso, C1	1.1	230	Oct/79	Dec/42
Paulo Afonso IV-P.Afonso, C2	1.4	230	Feb/81	Dec/42

86

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Pau Ferro-Coteminas, C1	123.9	230	Oct/99	Dec/42
Pau Ferro-Campina Grande, C2	125.9	230	Oct/99	Dec/42
Paraiso-Natal II, C1	96.2	230	May/79	Dec/42
Paraiso-Natal II, C2	97.2	230	Apr/79	Dec/42
Piripiri-Sobral, C1	167.4	230	Aug/73	Dec/42
Pituaçu-Narandiba, C1	3.6	230	Nov/83	Dec/42
Pituaçu-Narandiba, C2	3.6	230	Nov/83	Dec/42
Pituaçu-Pituaçu, C1	2.0	230	Jan/77	Dec/42
Recife II-Joairam, C1	7.4	230	Jan/67	Dec/42
Recife II-Joairam, C2	7.4	230	Jan/67	Dec/42
Recife II-Joairam, C3	7.4	230	Jan/61	Dec/42
Joairam-Bongi, C1	6.3	230	Jan/53	Dec/42
Joairam-Bongi, C2	6.4	230	Jan/67	Dec/42
Joairam-Bongi, C3	6.4	230	Jan/61	Dec/42
Recife II-Goianinha, C1	71.4	230	Feb/72	Dec/42
Recife II-Goianinha, C2	71.5	230	Feb/72	Dec/42
Recife II-Mirueira, C1	31.0	230	Jun/80	Dec/42
Recife II-Mirueira, C2	31.5	230	Jun/80	Dec/42
Recife II-Mirueira, C3	31.5	230	Jun/86	Dec/42
Recife II-Pau Ferro, C1	33.2	230	Sep/04	Dec/42
Recife II-Pau Ferro, C2	33.2	230	Sep/04	Dec/42
Recife II-Pirapama II, C1	27.6	230	Jun/80	Dec/42
Recife II-Pirapama II, C2	27.6	230	Jun/80	Dec/42
Ribeirão-Recife II, C1	56.6	230	Sep/94	Dec/42
Rio Largo-Braskem, C1	23.2	230	Jun/76	Dec/42
Quixere-MossoróII,C1	50.2	230	Apr/81	Dec/42
Russas II – Quixere, C1	25.4	230	Apr/81	Dec/42
Sobral III-Sobral II, C1	13.8	230	May/09	Dec/42
Sobral III-Sobral II, C2	13.8	230	May/09	Dec/42
Sobral II – Cccp, 230 Kv, C1	2.9	230	Jun/01	Dec/42
S. Mendes-Picos, C1	99.6	230	Mar/86	Dec/42
S.João Piaui-Eliseu Martins, C1	172.9	230	Feb/98	Dec/42
S.João Piaui-S. Mendes, C1	68.2	230	Jul/85	Dec/42
Sr.do Bonfinal-Irece, C1	214.0	230	Sep/81	Dec/42
Sapeaçu-Funil, C1	195.7	230	Dec/68	Dec/42
Sapeaçu- S.Ant.Jesus, C2	32.0	230	Feb/84	Dec/42
Sapeaçu- S.Ant.Jesus, C3	32.0	230	Feb/84	Dec/42
S.Ant.Jesus-Funil, C2	162.1	230	Feb/84	Dec/42
S.Ant.Jesus-Funil, C3	162.6	230	Feb/84	Dec/42
Tacaimbo-C.Grande II, C1	124.7	230	Jun/85	Dec/42
Tacaimbo-C.Grande II, C2	124.7	230	Jun/85	Dec/42
Teresina I-Teresina II, C1	25.3	230	Sep/02	Dec/42
Teresina I-Teresina II, C2	25.3	230	Sep/02	Dec/42
Teresina-Piripiri, C1	154.7	230	Nov/71	Dec/42
Usina Apol.Sales- P.Afonso, C1	5.8	230	Oct/77	Dec/42
Usina Apol.Sales- P.Afonso, C2	5.7	230	Mar/77	Dec/42
Us. B.Esperança-B.Esperança, C1	2.8	230	Dec/80	Dec/42
Sobradinho-Juazeiro II, C1	42.5	230	Jan/80	Dec/42
Sobradinho-Juazeiro II, C2	42.5	230	Apr/81	Dec/42
Usina II-Paulo Afonso, C1	0.7	230	Oct/61	Dec/42
Usina II-Paulo Afonso, C3	0.7	230	May/67	Dec/42
Usina II-Paulo Afonso, C4	0.7	230	May/67	Dec/42
Usina II-Paulo Afonso, C5	0.7	230	Dec/67	Dec/42
Usina III-Paulo Afonso, C1	0.6	230	Oct/71	Dec/42
Usina III-Paulo Afonso, C2	0.6	230	Apr/72	Dec/42
Usina III-Paulo Afonso, C3	0.6	230	Apr/74	Dec/42
Usina III-Paulo Afonso, C4	0.6	230	Aug/74	Dec/42
Usina I-Paulo Afonso, C1	0.6	230	Jan/55	Dec/42
Usina I-Paulo Afonso, C2	0.6	230	Jan/55	Dec/42
Sub-Total - 230 Kv	12,585.3
C.Grande II-S.Cruz II, C1	117.3	138	Apr/63	Dec/42
C.Grande II-Pilões, C1	79.3	138	Jan/68	Dec/42
Paraíso-Santa Cruz II, C1	8.7	138	Jan/68	Dec/42
Pilões – Paraíso, C1	107.9	138	Jan/68	Dec/42
C. Novos-Santana do Matos, C1	38.8	138	Dec/67	Dec/42
Santana do Matos-Açu, C1	49.6	138	Dec/67	Dec/42
Santa Cruz II-C.Novos II, C1	55.0	138	Oct/65	Dec/42
Usina II-Zebu, C1	6.0	138	Dec/64	Dec/42
Sub-Total - 138 Kv	462.6
Abaixadora-Mulungu, C1	6.5	69	May/75	Dec/42
Abaixadora-Moxoto, C1	5.3	69	Oct/70	Dec/42
Abaixadora-Zebu, C1	5.4	69	Oct/72	Dec/42
Camacari-Camacari, C2	1.4	69	Jun/60	Dec/42
Cotegipe-Catu, C1	48.7	69	Jun/60	Dec/42
Cotegipe-Catu, C2	48.7	69	Jun/60	Dec/42
Jaboatao-Recife II, C1	3.1	69	Jan/65	Dec/42
M.Reduzido-M.Reduzido, C1	0.5	69	Apr/73	Dec/42
Matatu-Pituacu, C1	7.5	69	Jun/60	Dec/42
Matatu-Pituacu, C2	7.4	69	Jun/60	Dec/42
Pirapama II-Recife II, C1	21.3	69	Jan/65	Dec/42
Pituacu-Cotegipe, C1	22.1	69	Jun/60	Dec/42
Pituacu-Cotegipe, C2	21.9	69	Jun/60	Dec/42
Usina de Pedra-Jequié, C1	20.5	69	Nov/78	Dec/42
Vila Zebu-Itaparica, C1	27.0	69	Jul/77	Dec/42
Zebu-Moxoto, C1	7.2	69	Apr/83	Dec/42
Zebu-Xingo, C1	56.5	69	Aug/81	Dec/42
Sub-total 69 kV	311.0
Basic Network Total	17,788.9
General Total	18,562.5

87

8.1.2.Substations

8.1.2.1. Substations– enterprises not affected by 12,783 Law

Substation	Transformation capacity (MVA)	Location	Beginning of Operation	End of Operation
SS Elev. Usina de Curemas	5	PB	Jan/68	Nov/24
SS Elev. Usina Term. Camaçari	400	BA	Sep/78	Aug/27
SS Elev. Usina de Sobradinho	1,200	BA	Oct/79	Feb/22
SS Tauá II	102	CE	Dec/07	Mar/35
SS Ibicoara	410	BA	Jan/11	Jun/37
SS Pilões II	-	PB	Oct/12	Dec/42
SS Santa Rita II	300	PB	Jul/12	Aug/39
SS Suape III	200	PE	Jul/12	Jan/39
SS Coteminas	-	PB	Dec/09	Dec/42
SS Natal III	300	RN	Aug/12	Aug/39
SS Zebu II	200	AL	Jul/12	Aug/39
SS Brotas de Macaubas	-	BA	Jul/12	Dec/42
SS Brumado	-	BA	Aug/10	Jul/40
SS Camaçari IV	2,400	BA	Nov/12	Jul/40
SS Sapeaçu	-	BA	May/03	Jul/40
SS Suape II	600	PE	Dec/12	Jan/39
SS Arapiraca III	100	AL	Jun/13	Oct/40
SS Extremoz II	150	RN	Feb/14	Nov/40
SS João Câmara	360	RN	Feb/14	Nov/40
SS Acaraú	200	CE	Apr/14	Nov/40
SS Igaporã	300	BA	Jun/14	Nov/40
SS Jaguarari	-	BA	Jan/80	Jul/15
SS Floresta II **	-	PE	Oct/14	-
SS Tacaratu **	-	PE	Dec/14	-
SS Quixerê **	-	CE	Nov/14	-
SS Aquiraz II***	-	CE	Dec/13	-
SS Pecém II***	-	CE	Oct/13	-
SS Ceará Mirim II***	-	RN	Sep/14	-

(**)Substations transferred to Chesf by donation, according contract.

(***)Substantions belonged to SPE in which Chesf has own equipment installed of in the entrance of the TL.

88

8.1.2.2. Substations– enterprises renewed in accordance with 12,783 Law – O&M

Substation	Transformation capacity (MVA)	Location	Beginning of Operation	End of Operation
SS Elev. Usina Apolonio Sales	480	AL	Feb/77	Dec/42
SS Elev. Usina Luiz Gonzaga	1,665	PE	May/88	Dec/42
SS Elev. Usina Paulo Afonso I	202,5	BA	Jan/55	Dec/42
SS Elev. Usina Paulo Afonso II	495	BA	Jan/62	Dec/42
SS Elev. Usina Paulo Afonso III	960	BA	Jan/71	Dec/42
SS Elev. Usina Paulo Afonso IV	2,700	BA	Nov/79	Dec/42
SS Elev. Usina Piloto	3	BA	Jan/53	Dec/42
SS Elev. Usina Xingó	3,330	SE	Nov/94	Dec/42
SS Elev. Usina de Araras	5	CE	Feb/60	Dec/42
SS Elev. Usina B. Esperança	280	PI	Mar/70	Dec/42
SS Elev. Usina de Funil	43,2	BA	Jan/59	Dec/42
SS Elev. Usina de Pedra	27	BA	Nov/78	Dec/42
SS Pau Ferro	301	PE	Aug/02	Dec/42
SS Paraiso	200	RN	Feb/04	Dec/42
SS Bom Nome	388	PE	Oct/63	Dec/42
SS Irecê	229	BA	Sep/81	Dec/42
SS Milagres	1520	CE	Jan/64	Dec/42
SS Mirueira	401	PE	Aug/78	Dec/42
SS Moxotó	20	BA	Jan/72	Dec/42
SS Mulungú	10	BA	May/75	Dec/42
SS Sobradinho	900	BA	Oct/79	Dec/42
SS Sobral II	400	CE	Nov/73	Dec/42
SS Tacaimbó	301	PE	Jun/85	Dec/42
SS Cícero Dantas	101	BA	May/56	Dec/42
SS Açu II	378	RN	Nov/89	Dec/42
SS Angelim	310	PE	Jan/56	Dec/42
SS Angelim II	0	PE	Jan/80	Dec/42
SS Bongi	490	PE	May/56	Dec/42
SS Campina Grande II	610	PB	May/64	Dec/42
SS Itapebi	-	BA	Jan/03	Dec/42
SS Funil	450	BA	Jan/56	Dec/42
SS SSnhor Do Bonfim II	333.34	BA	May/81	Dec/42
SS Eunápolis	400	BA	Sep/98	Dec/42
SS Picos	173	PI	Jul/92	Dec/42
SS Modelo Reduzido	12,5	BA	Jan/67	Dec/42
SS Mossoró II	300	RN	Jan/77	Dec/42
SS Barreiras	401	BA	Jun/96	Dec/42
SS Sto. Antonio de Jesus	201	BA	Mar/97	Dec/42
SS Icó	200	CE	May/97	Dec/42
SS Mussuré II	401	PB	Mar/79	Dec/42
SS Paulo Afonso	-	AL	Mar/74	Dec/42
SS Penedo	302	AL	May/97	Dec/42
SS Cauípe	201	CE	Mar/01	Dec/42
SS Pici II	400	CE	May/05	Dec/42
SS Piripiri	297	PI	Aug/73	Dec/42
SS Pituaçu	402	BA	Mar/83	Dec/42
SS Santa Cruz II	100	RN	Mar/63	Dec/42
SS Banabuiú	121	CE	Jan/64	Dec/42
SS Currais Novos II	92	RN	Nov/75	Dec/42
SS Santana dos Matos II	50	RN	Nov/75	Dec/42
SS Coremas	300	PB	Dec/90	Dec/42
SS Fortaleza	405	CE	Jan/64	Dec/42
SS Joairam	451	PE	Jul/06	Dec/42
SS Juazeiro da Bahia II	302	BA	Apr/81	Dec/42
SS Matatu	380	BA	Jan/65	Dec/42
SS Natal II	401	RN	Jan/79	Dec/42
SS Itabaianinha	73	SE	Feb/96	Dec/42
SS Pirapama II	400	PE	Feb/72	Dec/42
SS Russas II	300	CE	Nov/82	Dec/42
SS Elizeu Martins	101	PI	Jan/06	Dec/42
SS Boa Esperança 230 Kv	110	PI	Mar/70	Dec/42
SS Boa Esperança 500 Kv	300	PI	Nov/80	Dec/42
SS Xingó 500 Kv	-	SE	Nov/94	Dec/42
SS Paulo Afonso IV	1,200	AL	Jan/79	Dec/42
SS Recife II	2,410	PE	Jan/79	Dec/42
SS S. João do Piaui	418	PI	Nov/80	Dec/42
SS Zebu	38	AL	Nov/76	Dec/42
SS Abaixadora	110	BA	Oct/67	Dec/42
SS Bom Jesus da Lapa	162	BA	Sep/81	Dec/42
SS Gov. Mangabeira	100	BA	Mar/60	Dec/42
SS Quixadá	-	CE	Jul/03	Dec/42
SS Jacaracanga	301	BA	Jan/82	Dec/42
SS Ribeirão	300	PE	Oct/94	Dec/42
SS Rio Largo II	301	AL	Dec/62	Dec/42
SS Messias	1201	AL	Nov/94	Dec/42
SS Camaçari II	2605	BA	Jan/79	Dec/42
SS Catu	300	BA	May/56	Dec/42
SS Cotegipe	302	BA	Jan/56	Dec/42
SS Teresina	600	PI	Apr/70	Dec/42
SS Fortaleza II	1,800	CE	May/00	Dec/42
SS Goianinha	300	PE	Jan/61	Dec/42
SS Teresina II	600	PI	May/00	Dec/42
SS Delmiro Gouveia	401	CE	Jun/89	Dec/42
SS Maceió	400	AL	Sep/02	Dec/42
SS Itabaiana	223	SE	May/57	Dec/42
SS Itaparica	10	PE	Jan/83	Dec/42
SS Jardim	1,601	SE	Aug/79	Dec/42
SS Sobral III	1,200	CE	Apr/00	Dec/42
SS Xingó 69 Kv	12,5	SE	Jan/87	Dec/42
SS Olindina	40	BA	Apr/80	Dec/42
SS Luiz Gonzaga 500kv	-	PE	May/88	Dec/42
* The substations Bela Vista and Campina Grande I were transferred to Energisa, according to ANEEL Resolution 4,462/2013.

89

8.2.SPE

8.2.1. Transmission Lines

SPE	From - To	Participation %	Extension (km)	Tension (kV)	Operation	End of Concession
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI to Sobral/CE and Fortaleza/CE	49.0	546	500	Jan/06	Feb/34
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	12.0	695	500	May/08	Apr/36
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SS Lechuga (ex-Cariri)	19.5	559	500	Mar/13	Oct/38
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/ Araraquara II, CS	24.5	2,375	600	Aug/13	Feb/39
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II TL Ceará Mirim/ Extremoz II	49.0	64 26	500 230	Oct/14	Oct/41

90

8.2.2. Substations

SPE	Substation	Transformation Capacity (MVA)	Location (State)	Operation	End of Operation
Interligação Elétrica do Madeira S.A.	Retifier Station CA/CC from 500 kV to +/- 600 kV. Inverter Station CC/CA from +/- 600 kV to 500 kV.	3,150 2,950	RO SP	May/14	Feb/39
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, 500/230 kV. SS – Aquiraz, 230/69 kV.	3,600 450	CE	Oct/13 Nov/13	Jul/40 Jul/40
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara III, 500/138 kV SS – Ceará Mirim II, 500/230 kV	900 900	RN RN	Oct/14	Oct/41

9. Transmission losses %

1Q14	2Q14	3Q14	4Q14	2014
2.87	3.16	1.93	1.74	2.41

10.Main investments of parent company– R$ million

Project	1Q14	2Q14	3Q14	4Q14	2014	2014 Budget
Generation	66.03	57.34	50.08	60.21	233.66	424.73
Generation system maintenance	14.83	25.20	19.32	39.22	98.57	151.59
Combined cycle of UTE Camaçari	0.03	0.05	0.04	0.04	0.16	1.09
Wind Power Casa Nova	25.82	9.22	16.93	57.34	57.34	86.36
Deployment of Wind Park	0.13	0.95	0.47	2.16	2.16	42.27
Extension of electric Energy System	-	-	-	-	-	1.00
Extension Generation Cap. HEP Luiz Gonzaga (Itaparica)	-	-	-	-	-	0.62
Implant. Solar project - Power Generation	0.01	0.04	0.03	0.02	0.1	1.60
Itaparica resettlement area irrigation	25.21	21.88	13.29	14.94	75.32	140.20
Transmission	221.01	228.18	185.82	272.03	907.04	1,253.70
System Extension	94.94	106.30	91.29	126.30	418.83	629.14
Reimforcement and improvements	93.38	89.85	69.61	88.59	341.43	433.06
System maintenance	32.52	31.90	24.71	57.13	146.26	190.5
Suape II / Suape III venture	0.17	0.13	0.21	0.0	0.51	1.00
Others	12.06	12.22	16.41	56.26	96.95	162.18
Total	299.10	297.74	252.31	388.49	1.237.64	1,840.61

11.New investments

11.1.Generation

11.1.1.Own assets

Unit	Location (State)	Total Investment (R$ million)		Installed capacity (MW)	Guaranteed energy (Avg MW)	Operation	Construction	End of Concession
		Total	Up to 4Q14
UEE Casa Nova I	BA	800.0	653.4	180.0	61.4	Sep/15	May/12	Jan/46
UEE Casa Nova II	BA	102.5	1.2	28.0	7.1	May/18	Sep/15	Jul/49
UEE Casa Nova III	BA	93.1	1.0	24.0	5.5	May/18	Sep/15	Jul/49

91

11.1.2.SPE

SPE	Unit	Location (State)	Installed capacity (MW)	Guaranteed energy (MW Avg)	Operation	Construction	End of Concession
ESBR Participações S.A.	HPU Jirau	RO	3,750.0	2,184.6	Sep/13	Dec/09	Aug/43
Norte Energia S.A.	HPU B. Monte	PA	11,233.1	4,571.0	Nov/15	Aug/11	Aug/45
Cia Energética Sinop S.A.	HPU Sinop	MT	400.0	239.8	Jan/18	Dec/13	Dec/47
Wind PlantCaiçara I S.A.	Wind Plant Caiçara I	CE	30.0	13.5	Jan/16	Jul/14	Jun/47
Wind PlantCaiçara II S.A.	Wind PlantCaiçara II	CE	21.0	9.3	Jan/16	Jul/14	Jul/47
Wind PlantJunco I S.A.	Wind PlantJunco I	CE	30.0	12.1	Jan/16	Jul/14	Jul/47
Wind PlantJunco II S.A	Wind PlantJunco II	CE	30.0	11.1	Jan/16	Jul/14	Jul/47
V. de Santa Joana IX Energia Renováveis S.A.	Wind Plant Santa Joana IX	PI	30.0	15.8	Sep/15	Mar/14	Apr/49
V. de Santa Joana X Energia Renováveis S.A.	Wind Plant Santa Joana X	PI	30.0	16.0	Sep/15	Mar/14	Apr/49
V. de Santa Joana XI Energia Renováveis S.A.	Wind Plant Santa Joana XI	PI	30.0	16.0	Sep/15	Mar/14	Apr/49
V. de Santa Joana XII Energia Renováveis S.A.	Wind Plant Santa Joana XII	PI	30.0	16.9	Sep/15	Mar/14	Apr/49
V. de Santa Joana XIII Energia Renováveis S.A.	Wind Plant Santa Joana XIII	PI	30.0	16.0	Sep/15	Mar/14	Apr/49
V. de Santa Joana XV Energia Renováveis S.A.	Wind Plant Santa Joana XV	PI	30.0	16.2	Sep/15	Mar/14	Apr/49
V. de Santa Joana XVI Energia Renováveis S.A.	Wind Plant Santa Joana XVI	PI	30.0	17.4	Sep/15	Mar/14	Apr/49
Baraúnas I Energética S.A.	Wind PlantBaraúnas I	BA	29.7	12.4	Sep/15	Mar/14	Apr/49
Mussambê Energética S.A.	Wind PlantMussambê	BA	29.7	11.5	Sep/15	Mar/14	Apr/49
Morro Branco I Energética S.A.	Wind Plant Morro Branco I	BA	29.7	12.7	Sep/15	Mar/14	Apr/49
Caititú 2 Energia S.A.	Wind PlantCaititú 2	BA	14.0	5.1	Sep/15	Feb/15	Apr/49
Caititú 3 Energia S.A.	Wind PlantCaititú 3	BA	14.0	4.7	Sep/15	Feb/15	Apr/49
Teiú 2 Energia S.A.	Wind PlantTeiú 2	BA	14.0	4.2	Sep/15	Feb/15	Apr/49
Arapapá Energia S.A.	Wind PlantArapapá	BA	10.0	2.2	Sep/15	Feb/15	Apr/49
Carcará Energia S.A.	Wind PlantCarcará	BA	10.0	4.6	Sep/15	Feb/15	Apr/49
Corrupião 3 Energia S.A.	Wind PlantCorrupião 3	BA	14.0	4.2	Sep/15	Feb/15	Apr/49
Acauã Energia S.A.	Wind PlantAcauã	BA	12.0	3.1	Sep/15	Feb/15	Apr/49
Angical 2 Energia S.A.	Wind PlantAngical 2	BA	14.0	5.1	Sep/15	Feb/15	Apr/49
Banda de Couro Energética S.A.	Wind Plant Banda de Couro	BA	29.7	12.9	May/18	Jan/15	Jul/49
Baraúnas II Energética S.A.	Wind PlantBaraunas II	BA	21.6	7.8	May/18	Jan/15	Jul/49
Coqueirinho 2 Energia S.A.	Wind PlantCoqueirinho 2	BA	20.0	8.5	Jan/16	Feb/15	Jun/49
Papagaio Energia S.A.	Wind PlantPapagaio	BA	18.0	4.9	Jan/16	Feb/15	Jun/49
Tamanduá Mirim 2 Energia S.A.	Wind PlantTamanduá Mirim 2	BA	24.0	8.0	May/18	Feb/15	Jun/49
Eólica Serra das Vacas I S.A.	Wind PlantSerra das Vacas I	PE	30.0	12.2	Jan/16	Aug/14	Jun/49
Eólica Serra das Vacas II S.A.	Wind Plant Serra das Vacas II	PE	30.0	9.9	Jan/16	Aug/14	Jun/49
Eólica Serra das Vacas III S.A.	Wind Plant Serra das Vacas III	PE	30.0	11.0	Jan/16	Aug/14	Jun/49
Eólica Serra das Vacas IV S.A.	Wind Plant Serra das Vacas IV	PE	30.0	10.5	Jan/16	Aug/14	Jun/49
V. de Santa Joana I Energia Renováveis S.A.	Wind Plant Santa Joana I	PI	30.0	14.7	Jan/16	Jun/14	Jun/49
V. de Santa Joana III Energia Renováveis S.A.	Wind Plant Santa Joana III	PI	30.0	14.3	Jan/16	Jun/14	Jun/49
V. de Santa Joana IV Energia Renováveis S.A.	Wind Plant Santa Joana IV	PI	30.0	14.2	Jan/16	Jun/14	Jun/49
V. de Santa Joana V Energia Renováveis S.A.	Wind Plant Santa Joana V	PI	30.0	14.1	Jan/16	Jun/14	Jun/49
V. de Santa Joana VII Energia Renováveis S.A.	Wind Plant Santa Joana VII	PI	30.0	14.8	Jan/16	Jun/14	Jun/49
V. de Santo Augusto IV Energia Renováveis S.A.	Wind Plant Santo Augusto IV	PI	30.0	15.7	Jan/16	Jun/14	Jun/49

92

11.1.2.1  SPE

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Up to 4Q14
ESBR Participações S.A.	HPU Jirau	18,968.0	17,080.0	90.1	20.00	Suez Energy Mizha Energia Eletrosul
Norte Energia S.A.	HPU B. Monte	29,375.0	14,983.6	58.6	15.00	Eletrobras/Eletronorte Petros/ Belo Monte Part Amazonas Energia e Outros
Cia Energética Sinop S.A.	HPU Sinop	1,804.8	79.6	12.0	24.50	Eletronorte/ EDF UTE Norte Fluminense
Wind PlantCaiçara I S.A.	Wind Plant Caiçara I	134.0	32.4	22.2	49.00	Envolver Participações
Wind PlantCaiçara II S.A.	Wind Plant Caiçara II	93.3	22.5	14.8	49.00	Envolver Participações
Wind Plant Junco I S.A.	Wind Plant Junco I	120.8	73.1	10.1	49.00	Envolver Participações
Wind Plant Junco II S.A.	Wind Plant Junco II	120.8	30.4	16.0	49.00	Envolver Participações
V. de Santa Joana IX Energia Renováveis S.A.	Wind Plant Santa Joana IX	102.9	58.5	73.0	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana X Energia Renováveis S.A.	Wind Plant Santa Joana X	102.9	56.5	73.0	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana XI Energia Renováveis S.A.	Wind Plant Santa Joana XI	102.9	51.2	73.0	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana XII Energia Renováveis S.A.	Wind Plant Santa Joana XII	102.9	64.6	73.0	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana XIII Energia Renováveis S.A.	Wind Plant Santa Joana XIII	102.9	56.6	73.0	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana XV Energia Renováveis S.A.	Wind Plant Santa Joana XV	102.9	77.7	73.0	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana XVI Energia Renováveis S.A.	Wind Plant Santa Joana XVI	102.9	62.4	73.0	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
Baraúnas I Energética S.A.	Wind Plant Baraúnas I	104.0	26.0	22.0	49.00	Brennand Energia S.A./ Brennand Energia Eólica
Mussambê Energética S.A.	Wind Plant Mussambê	104.0	26.0	22.0	49.00	Brennand Energia S.A./ Brennand Energia Eólica
Morro Branco I Energética S.A.	Wind Plant Morro Branco I	104.0	26.0	22.0	49.00	Brennand Energia S.A./ Brennand Energia Eólica
Caititu 2 Energia S.A.	Wind Plant Caititú 2	40.2	13.2	*	99.96	Sequoia
Caititu 3 Energia S.A.	Wind Plant Caititú 3	40.2	13.2	*	99.96	Sequoia
Teiú 2 Energia S.A.	Wind Plant Teiú 2	40.2	10.6	*	99.95	Sequoia
Arapapá Energia S.A.	Wind Plant Arapapá	28.7	5.3	*	99.90	Sequoia
Carcará Energia S.A.	Wind Plant Carcará	28.7	13.2	*	99.96	Sequoia
Corrupião 3 Energia S.A.	Wind Plant Corrupião 3	40.2	13.2	*	99.96	Sequoia
Acauã Energia S.A.	Wind Plant Acauã	34.4	7.9	*	99.93	Sequoia
Angical 2 Energia S.A.	Wind Plant Angical 2	40.2	13.2	*	99.96	Sequoia
Coqueirinho 2 Energia S.A.	Wind Plant Coqueirinho 2	74.0	18.5	*	99.98	Sequoia
Papagaio Energia S.A.	Wind Plant Papagaio	66.6	11.6	*	99.96	Sequoia
Tamanduá Mirim 2 Energia S.A.	Wind Plant Tamanduá Mirim 2	73.2	21.1	*	49.00	Sequoia
Baraúnas II Energética S.A.	Wind Plant Baraunas II	75.6	4.5	0.0	49.00	Brennand Energia/ Brennand Energia Eólica S.A
Banda de Couro Energética S.A.	Wind Plant Banda de Couro	104.0	3.0	0.0	49.00	Brennand Energia/ Brennand Energia Eólica S.A
Eólica Serra das Vacas I S.A.	Wind Plant Serra das Vacas I	124.4	27.1	1.8	49.00	PEC Energia
Eólica Serra das Vacas II S.A.	Wind Plant Serra das Vacas II	122.6	25.6	1.8	49.00	PEC Energia
Eólica Serra das Vacas III S.A.	Wind Plant Serra das Vacas III	122.6	24.9	1.8	49.00	PEC Energia
Eólica Serra das Vacas IV S.A.	Wind Plant Serra das Vacas IV	122.6	25.9	1.8	49.00	PEC Energia
V. de Santa Joana I Energia Renováveis S.A.	Wind Plant Santa Joana I	105.3	17.0	31.0	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana III Energia Renováveis S.A.	Wind Plant Santa Joana III	105.3	22.3	31.0	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana IV Energia Renováveis S.A.	Wind Plant Santa Joana IV	105.3	13.1	31.0	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana V Energia Renováveis S.A.	Wind Plant Santa Joana V	105.3	12.9	31.0	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santa Joana VII Energia Renováveis S.A.	Wind Plant Santa Joana VII	105.3	14.3	31.0	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
V. de Santo Augusto IV Energia Renováveis S.A.	Wind Plant Santo Augusto IV	105.3	13.0	31.0	49.00	Contour Global/ SalusFip/ Ventos de Santa Joana
*Data not informed

93

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own Lines	Investment (R$ million)	TL Extension (km)	Tension (kv)	Operation	End of Concession
From - To
Eunápolis/Teixeira Freitas II C1	30.09	145	230	Dec/15	Oct/38
Funil/Itapebi C3	41.07	223	230	Apr/16	Apr/37
Eunápolis/Teixeira Freitas II C2	44.15	152	230	Dec/15	Aug/39
Pau Ferro/Santa Rita II	34.00	85	230	Feb/16	Aug/39
Paraiso/Açu II, C3	59.48	123	230	Sep/15	Nov/40
Açu/Mossoró II, C2		69		Sep/15	Nov/40
Sobral III/Acaraú II	25.87	97	230	Apr/15	Nov/40
Morro do Chapéu II/Irecê	22.13	65	230	Sep/15	Oct/41
Paraíso/Lagoa Nova II	33.11	65	230	Jul/15	Oct/41
Teresina II/Teresina III	13.76	26	230	Oct/15	Dec/41
Recife II/Suape II, C2	61.12	44	230	Jul/16	Dec/41
Camaçari IV/Sapeaçu	84.29	105	230	Aug/16	Dec/41
Sapeaçu/Sto.Antonio de Jesus		31	230	Jun/16	Dec/41
Jardim/ N Sra do Socorro	13.60	1,3	230	Jun/15	May/42
Messias/ Maceió II		20	230	Sep/15	May/42
Camaçari IV/Pirajá	47.07	45	230	Jun/16	May/42
Pituaçú/Pirajá		5	230	Jun/16	May/42
kV Mossoró II/ Mossoró IV	81.74	40	230	Dec/15	Jun/42
Ceará Mirim II/Touros		56	230	Dec/15	Jun/42
Russas II/ Banabuiu C2		110	230	May/16	Jun/42
Igaporã II – Igaporã III C1 e C2	77.50	4	230	May/15	Jun/42
Igaporã III – Pindaí II		46	230	May/15	Jun/42

11.2.1.2.Substations

Substation	Total Investment R$ million	Transformation capacity (MVA)	Location	Operation	End of Operation
SS 230/69 kv Polo	17.18	100	BA	Jan/15	Oct/40
SS 230 kv Morro do Chapéu	24.33	150	BA	Sep/15	Oct/41
SS 230 kv Lagoa Nova	51.22	300	RN	Apr/15	Oct/41
SS 230 kv Ibiapina		200	CE	Oct/15
SS 230/69 kv Teresina III	29.21	400	PI	Jul/15	Dec/41
SS 230/69 kv N.S. Socorro	94.43	300	SE	Feb/15	May/42
SS 230/69 kv Maceió II		400	AL	Sep/15
SS 230/138 kv Poções II		200	BA	May/15
SS 230/69 kv Pirajá	30.57	360	BA	Sep/15	May/42
SS 230/69 kv Mirueira II	68.77	300	PE	Jan/15	May/42
SS 230/69 kv Jaboatão II		300		Jan/16
SS 230 kv Touros	46.18	150	RN	Aug/15	Dec/42
SS 230 kv Mossoró IV		100		Sep/15
SS 500/230 kv Igaporã III	99.44	2,050	BA	May/15	Jun/42
SS 230 kv Pindaí II
SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	Dec/15	Oct/38

94

11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	From - To	Participation (%)	Investiment (R$ million)		Extension (Km)	Tension (kV)	Operation	End of Concession
			Total	Up to 4Q14
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	49	367.9	362.0	156	230	Aug/15	Jul/40
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/ Campina III, 500 kV.	49	169.8*	79.1*	201	500	Apr/15	Oct/41
	TL Campina Grande III/Campina Grande II, 230 kV.				8,5	230
Interligação Elétrica Garanhuns S.A.	TL Luiz Gonzaga/ Garanhuns, 500 kV	49	560.1	508.5	224	500	Jul/15	Dec/41
	TL Garanhuns/ Campina Grande III, 500 kv				190	500
	TL Garanhuns/ Pau Ferro, 500 kV				239	500
	TL Garanhuns/ Angelim I, 230 kV.				13	230

* The amounts are linked to TL’s: Ceará-Mirim/João Camara III and Ceará Mirim/Extremoz II, that are currently under Operation.

11.2.2.2.Substations

SPE	Substation	Investiment (R$ million)	Up to 4Q14 (R$ million)	Transformation Capacity (KV)	Location (State)	Beginning of Operation	End of Concession
Extremoz Transmissora do Nordeste - ETN S.A.	SS – Campina Grande III, 500/230 kV.	214.3*	198.1*	500/230	PB	Apr/15	Oct/41
Interligação Elétrica Garanhuns S.A.	SS – Garanhuns, 500/230 kV SS – Pau Ferro, 500/230 kV.	131.38 99.85	91.45 68.84	500/230 500/230	PE	Jul/15	Dec/41

* The amounts are also linked to Substation João Camara III and Cearámirim II, that are currently under Operation.

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Balance 12.31.14	Due Date	Index
Eletrobras	41.6	39.3	37.0	34.7	09/30/2018	5.0% p.y
Eletrobras	0.2	0.2	0.1	0.1	05/30/2015	5.0% p.y
Eletrobras	0.2	0.2	0.1	0.1	05/30/2016	5.0% p.y
Eletrobras	4.5	4.1	3.7	3.3	02/28/2017	5.0% p.y
Eletrobras	0.4	0.4	0.4	0.4	12/30/2018	Inflation Index
Eletrobras	5.0	4.6	4.2	3.8	04/30/2016	5.0% p.y
Banco do Brasil	509.8	510.2	510.9	511.1	09/28/2018	115% of CDI
Banco do Nordeste – Maq/Equip/Benf	270.1	259.3	248.5	237.7	06/30/2020	7.5% p.y
Banco do Nordeste – Finame (PSI-BK)	13.5	12.9	12.3	11.8	06/15/2020	4.5% p.y
Caixa Econômica Federal	403.9	404.4	404.3	404.6	02/27/2019	115% of CDI
Total	1,249.2	1,235.6	1,221.5	1,207.6

95

Foreign currency – FC– N/A

13.Contracts

13.1.Loans and financing - R$ million

13.1.1.Parent company

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	250.4	281.5	280.6	277.5	95.5	22.1	-	1,207.60
Generation	194.1	228.3	225.9	225.1	50.0	-	-	923.4
Transmission	56.3	53.2	54.7	52.4	45.5	22.1	-	284.2
Energy tradings	-	-	-	-	-	-		-
By creditor	250.4	281.5	280.6	277.5	95.5	22.1	-	1,207.60
Eletrobras	14.2	21.6	6.6	-	-	-	-	42.4
Others	236.2	259.9	274.0	277.5	95.5	22.1	-	1,165.20

13.1.2.SPE

Sistema de Transmissão Nordeste S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	18.4	19.3	20.4	21.4	22.5	23.7	53.1	178.8
Transmission	18.4	19.3	20.4	21.4	22.5	23.7	53.1	178.8
By creditor	18.4	19.3	20.4	21.4	22.5	23.7	53.1	178.8
Banco do Nordeste do Brasil	18.4	19.3	20.4	21.4	22.5	23.7	53.1	178.8

Integração Transmissora de Energia S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	31.2	30.6	30.6	30.6	30.6	25.5	-	179.1
Transmission	31.2	30.6	30.6	30.6	30.6	25.5	-	179.1
By creditor	31.2	30.6	30.6	30.6	30.6	25.5	-	179.1
BNDES	31.2	30.6	30.6	30.6	30.6	25.5	-	179.1

Manaus Transmissora de Energia S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	67.6	98.4	96.8	95.5	94.3	93.2	329.3	875.3
Transmission	67.6	98.4	96.8	95.5	94.3	93.2	329.3	875.3
By creditor	67.6	98.4	96.8	95.5	94.3	93.2	329.3	875.3
BNDES	32.7	31.5	31.2	31.2	31.2	31.2	187.4	376.5
BASA	34.9	66.9	65.6	64.3	63.1	62.0	141.9	498.8

Interligação Elétrica do Madeira S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	142.5	121.6	131.3	142.0	160.0	175.9	1,562.3	2,293.2
Transmission	142.5	121.6	131.3	142.0	160.0	175.9	1,562.3	2,293.2
By creditor	142.5	121.6	131.3	142.0	160.0	175.9	1,562.3	2,293.2
BNDES	129.3	121.6	121.6	121.6	121.6	121.6	990.9	1,598.9
BASA	13.2	-	7.7	18.4	18.4	18.4	232.0	295.0
BONDS	-	-	2.0	2.0	20.0	35.9	339.4	399.3

96

Interligação Elétrica Garanhuns S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	31.75	30.83	30.83	30.83	30.83	30.83	177.1	363.0
Transmission	31.75	30.83	30.83	30.83	30.83	30.83	177.1	363.0
By creditor	31.75	30.83	30.83	30.83	30.83	30.83	177.1	363.0
BNDES	31.75	30.83	30.83	30.83	30.83	30.83	177.1	363.0

Transmissora Delmiro Gouveia S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	153.0	-	-	-	-	-	-	153.0
Transmission	153.0	-	-	-	-	-	-	153.0
By creditor	153.0	-	-	-	-	-	-	153.0
Banco do Nordeste do Brasil S.A.	153.0	-	-	-	-	-	-	153.0

ESBR Participações S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	570.4	570.4	570.4	570.4	570.4	570.4	7,985.3	11,407.7
Generation	570.4	570.4	570.4	570.4	570.4	570.4	7,985.3	11,407.7
Transmission
Energy Trading
By creditor	570.4	570.4	570.4	570.4	570.4	570.4	7,985.3	11,407.7
Banco do Nordeste do Brasil S.A.	12.2	12.2	12.2	12.2	12.2	12.2	171.0	244.2
Banco do Brasil S.A.	80.8	80.8	80.8	80.8	80.8	80.8	1,130.7	1,615.5
BNDES	284.0	284.0	284.0	284.0	284.0	284.0	3,975.6	5,679.6
Banco Itaú BBA S.A.	54.5	54.5	54.5	54.5	54.5	54.5	763.2	1,090.2
BASA	-	-	-	-	-	-	-	-
CEF	80.8	80.8	80.8	80.8	80.8	80.8	1,130.7	1,615.5
Bradesco S.A.	58.1	58.1	58.1	58.1	58.1	58.1	814.1	1,162.7

Energética Águas da Pedra S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	34.0	34.0	33.7	33.4	33.4	33.4	202.5	404.4
Generation	34.0	34.0	33.7	33.4	33.4	33.4	202.5	404.4
Transmission
Energy Trading
By creditor	34.0	34.0	33.7	33.4	33.4	33.4	202.5	404.4
Banco do Nordeste do Brasil S.A.
Banco do Brasil S.A.
BNDES	34.0	34.0	33.7	33.4	33.4	33.4	202.5	404.4

Norte Energia S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	-	-	219.0	572.5	694.4	695.4	14,577.9	16,759.2
Generation	-	-	219.0	572.5	694.4	695.4	14,577.9	16,759.2
Transmission
Energy Trading
By creditor	-	-	219.0	572.5	694.4	695.4	14,577.9	16,759.2
BNDES	-	-	144.3	344.4	415.4	416.4	8,694.9	10,015.3
CEF	-	-	58.1	177.4	217.0	217.0	4,575.7	5,245.3
Others	-	-	16.6	50.7	62.0	62.0	1,307.3	1,498.6

97

Junco I S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	56.8	-	-	-	-	-	-	56.8
Generation	56.8	-	-	-	-	-	-	56.8
Transmission	-	-	-	-	-	-	-	-
Energy Trading	-	-	-	-	-	-	-	-
By creditor	56.8	-	-	-	-	-	-	56.8
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-	-	-
Others	56.8	-	-	-	-	-	-	56.8

Junco II S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	69.0	-	-	-	-	-	-	69.0
Generation	69.0	-	-	-	-	-	-	69.0
Transmission	-	-	-	-	-	-	-	-
Energy Trading	-	-	-	-	-	-	-	-
By creditor	69.0	-	-	-	-	-	-	69.0
Others	69.0	-	-	-	-	-	-	69.0

Caiçara I S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	39.4	-	-	-	-	-	-	39.4
Generation	39.4	-	-	-	-	-	-	39.4
Transmission	-	-	-	-	-	-	-	-
Energy Trading	-	-	-	-	-	-	-	-
By creditor	39.4	-	-	-	-	-	-	39.4
Others	39.4	-	-	-	-	-	-	39.4

Caiçara II S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	18.9	-	-	-	-	-	-	18.9
Generation	18.9	-	-	-	-	-	-	18.9
Transmission	-	-	-	-	-	-	-	-
Energy Trading	-	-	-	-	-	-	-	-
By creditor	18.9	-	-	-	-	-	-	18.9
Others	18.9	-	-	-	-	-	-	18.9

São Pedro do Lago S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	5.0	5.0	5.0	5.0	5.0	5.0	40.0	70.0
Generation	5.0	5.0	5.0	5.0	5.0	5.0	40.0	70.0
Transmission	-	-	-	-	-	-	-	-
Energy Trading	-	-	-	-	-	-	-	-
By creditor	5.0	5.0	5.0	5.0	5.0	5.0	40.0	70.0
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-	-	-
Banco do Brasil S.A.	-	-	-	-	-	-	-	-
BNDES	5.0	5.0	5.0	5.0	5.0	5.0	40.0	70.0

98

Pedra Branca S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	5.0	5.0	5.0	5.0	5.0	5.0	38.0	68.0
Generation	5.0	5.0	5.0	5.0	5.0	5.0	38.0	68.0
Transmission	-	-	-	-	-	-	-	-
Energy Trading	-	-	-	-	-	-	-	-
By creditor	5.0	5.0	5.0	5.0	5.0	5.0	38.0	68.0
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-	-	-
Banco do Brasil S.A.	-	-	-	-	-	-	-	-
BNDES	5.0	5.0	5.0	5.0	5.0	5.0	38.0	68.0

Sete Gameleiras S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	5.0	5.0	5.0	5.0	5.0	5.0	38.0	68.0
Generation	5.0	5.0	5.0	5.0	5.0	5.0	38.0	68.0
Transmission	-	-	-	-	-	-	-	-
Energy Trading	-	-	-	-	-	-	-	-
By creditor	5.0	5.0	5.0	5.0	5.0	5.0	38.0	68.0
Banco do Nordeste do Brasil	-	-	-	-	-	-	-	-
Banco do Brasil	-	-	-	-	-	-	-	-
BNDES	5.0	5.0	5.0	5.0	5.0	5.0	38.0	68.0

Banda de Couro Energética S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC+ FC)
By activity	3.0	-	-	-	-	-	-	3.0
Generation	3.0	-	-	-	-	-	-	3.0
Transmission	-	-	-	-	-	-	-	-
Energy Trading	-	-	-	-	-	-	-	-
By creditor	3.0	-	-	-	-	-	-	3.0
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-	-	-
Banco HSBC	3.0	-	-	-	-	-	-	3.0
BNDES	-	-	-	-	-	-	-	-

Baraúnas I Energética S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	29.0							29.0
Generation	29.0	-	-	-	-	-	-	29.0
Transmission	-	-	-	-	-	-	-	-
Energy Trading	-	-	-	-	-	-	-	-
By creditor	29.0							29.0
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-	-	-
Banco HSBC S.A.	29.0	-	-	-	-	-	-	29.0
BNDES	-	-	-	-	-	-	-	-

99

Baraúnas II Energética S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	3.0							3.0
Generation	3.0	-	-	-	-	-	-	3.0
Transmission	-	-	-	-	-	-	-	-
Energy Trading	-	-	-	-	-	-	-	-
By creditor	3.0							3.0
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-	-	-
Banco HSBC S.A.	3.0	-	-	-	-	-	-	3.0
BNDES	-	-	-	-	-	-	-	-

Morro Branco I Energética S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	29.0							29.0
Generation	29.0	-	-	-	-	-	-	29.0
Transmission	-	-	-	-	-	-	-	-
Energy Trading	-	-	-	-	-	-	-	-
By creditor	29.0							29.0
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-	-	-
Banco HSBC S.A.	29.0	-	-	-	-	-	-	29.0
BNDES	-	-	-	-	-	-	-	-

Mussambê Energética S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	30.0	-	-	-	-	-	-	30.0
Generation	30.0	-	-	-	-	-	-	30.0
Transmission	-	-	-	-	-	-	-	-
Energy Trading	-	-	-	-	-	-	-	-
By creditor	30.0							30.0
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-	-	-
Banco HSBC S.A.	30.0	-	-	-	-	-	-	30.0
BNDES	-	-	-	-	-	-	-	-

Santa Joana IX

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	43.5	-	-	-	-	-		43.5
Generation	43.5	-	-	-	-	-		43.5
Transmission	-	-	-	-	-	-		-
Energy Trading		-	-	-	-	-		-
By creditor	43.5							43.5
Banco do Nordeste do Brasil S.A.		-	-	-	-	-
Banco do Brasil S.A.	-	-	-	-	-	-		-
BNDES	43.5	-	-	-	-	-		43.5

100

Santa Joana X

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	44.7	-	-	-	-	-		44.7
Generation	44.7	-	-	-	-	-		44.7
Transmission	-	-	-	-	-	-		-
Energy Trading		-	-	-	-	-		-
By creditor	44.7	-	-	-	-			44.7
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-		-
Banco do Brasil S.A.	-	-	-	-	-	-		-
BNDES	44.7	-	-	-	-	-		44.7

Santa Joana XI

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	43.8	-	-	-	-	-		43.8
Generation	43.8	-	-	-	-	-		43.8
Transmission	-	-	-	-	-	-		-
Energy Trading	-	-	-	-	-	-		-
By creditor	43.8	-	-	-	-			43.8
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-		-
Banco do Brasil S.A.	-	-	-	-	-	-		-
BNDES	43.8	-	-	-	-	-		43.8

Santa Joana XII

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	52.4	-	-	-	-	-		52.4
Generation	52.4	-	-	-	-	-		52.4
Transmission	-	-	-	-	-	-		-
Energy Trading	-	-	-	-	-	-		-
By creditor	52.4	-	-	-	-			52.4
Banco do Nordeste do Brasil	-	-	-	-	-	-		-
Banco do Brasil	-	-	-	-	-	-		-
BNDES	52.4	-	-	-	-	-		52.4

Santa Joana XIII

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	44.2	-	-	-	-	-		44.2
Generation	44.2	-	-	-	-	-		44.2
Transmission	-	-	-	-	-	-		-
Energy Trading	-	-	-	-	-	-		-
By creditor	44.2	-	-	-	-			44.2
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-		-
Banco do Brasil S.A.	-	-	-	-	-	-		-
BNDES	44.2	-	-	-	-	-		44.2

101

Santa Joana XV

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	49.1	-	-	-	-	-		49.1
Generation	49.1	-	-	-	-	-		49.1
Transmission	-	-	-	-	-	-		-
Energy Trading	-	-	-	-	-	-		-
By creditor	49.1	-	-	-	-			49.1
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-		-
Banco do Brasil S.A.	-	-	-	-	-	-		-
BNDES	49.1	-	-	-	-	-		49.1

Santa Joana XVI

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	52.0	-	-	-	-	-		52.0
Generation	52.0	-	-	-	-	-		52.0
Transmission	-	-	-	-	-	-		-
Energy Trading	-	-	-	-	-	-		-
By creditor	52.0	-	-	-	-			52.0
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-		-
Banco do Brasil S.A.	-	-	-	-	-	-		-
BNDES	52.0	-	-	-	-	-		52.0

Santa Joana I

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	58.7	-	-	-	-	-		58.7
Generation	58.7	-	-	-	-	-		58.7
Transmission	-	-	-	-	-	-		-
Energy Trading	-	-	-	-	-	-		-
By creditor	58.7	-	-	-	-			58.7
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-		-
Banco do Brasil S.A.	-	-	-	-	-	-		-
BNDES	58.7	-	-	-	-	-		58.7

Santa Joana III

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	47.5	-	-	-	-	-		47.5
Generation	47.5	-	-	-	-	-		47.5
Transmission	-	-	-	-	-	-		-
Energy Trading	-	-	-	-	-	-		-
By creditor	47.5	-	-	-	-			47.5
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-		-
Banco do Brasil S.A.	-	-	-	-	-	-		-
BNDES	47.5	-	-	-	-	-		47.5

102

Santa Joana IV

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	56.2	-	-	-	-	-		56.2
Generation	56.2	-	-	-	-	-		56.2
Transmission	-	-	-	-	-	-		-
Energy Trading	-	-	-	-	-	-		-
By creditor	56.2	-	-	-	-			56.2
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-		-
Banco do Brasil S.A.	-	-	-	-	-	-		-
BNDES	56.2	-	-	-	-	-		56.2

Santa Joana V

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	58.7	-	-	-	-	-		58.7
Generation	58.7	-	-	-	-	-		58.7
Transmission	-	-	-	-	-	-		-
Energy Trading	-	-	-	-	-	-		-
By creditor	58.7	-	-	-	-			58.7
Banco do Nordeste do Brasil	-	-	-	-	-	-		-
Banco do Brasil	-	-	-	-	-	-		-
BNDES	58.7	-	-	-	-	-		58.7

Santa Joana VII

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	58.7	-	-	-	-	-		58.7
Generation	58.7	-	-	-	-	-		58.7
Transmission	-	-	-	-	-	-		-
Energy Trading	-	-	-	-	-	-		-
By creditor	58.7	-	-	-	-			58.7
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-
Banco do Brasil S.A.	-	-	-	-	-	-
BNDES	58.7	-	-	-	-	-		58.7

Santo Augusto IV

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	58.7	-	-	-	-	-		58.7
Generation	58.7	-	-	-	-	-		58.7
Transmission	-	-	-	-	-	-		-
Energy Trading	-	-	-	-	-	-		-
By creditor	58.7	-	-	-	-			58.7
Banco do Nordeste do Brasil S.A.	-	-	-	-	-	-		-
Banco do Brasil S.A.	-	-	-	-	-	-		-
BNDES	58.7	-	-	-	-	-		58.7

103

14.Number of employees

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	155	159	159	158
6 to 10	105	124	106	96
11 to15	120	102	123	132
16 to 20	7	25	25	25
21 to 25	1	-	-	-
Beyond 25	382	383	384	377
Total	770	793	797	788

Transmission

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	422	494	495	494
6 to 10	208	224	185	175
11 to15	278	251	289	296
16 to 20	31	65	65	65
21 to 25	-	-	-	-
Beyond 25	736	742	740	735
Total	1,675	1,776	1,774	1,765

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	389	391	391	391
6 to 10	252	281	248	240
11 to15	157	155	188	195
16 to 20	16	18	18	18
21 to 25	3	2	1	1
Beyond 25	1,175	1,168	1,163	1,155
Total	1,992	2,015	2,009	2,000

14.2.By region

State	Number of employees
	1Q14	2Q14	3Q14	4Q14
Bahia	1,663	1,698	1,691	1,683
Pernambuco	2,189	2,289	2,291	2,279
Ceará	316	323	324	319
Piauí	269	274	274	272

14.3.By departments

Department	Number of employees
	1Q14	2Q14	3Q14	4Q14
Field	2,953	3,070	3,071	3,065
Administrative	1,484	1,514	1,509	1,488

15.Complementary work force – N/A

104

16.Turn-over - %

1Q14	2Q14	3Q14	4Q14	2014
0.64	1.82	0.15	0.25	0.72

105

Balance Sheet

(R$ thousand)

Assets	Consolidated
	12.31.14	12.31.13
Current Assets
Availabilities	344,024	395,324
Clients (Consumers and resellers)	964,642	998,258
Loans and financing	-	-
Marketable Securities	1,512,459	1,661,925
Dividends to receive (Remuneration of equity participation)	-	-
Fiscal Assets deferred (Taxes and contributions)	152,232	71,773
Income Tax and Social Contribution	-	136,865
Derivatives	124,635	108,339
Reimbursement Rights - CCC (12,111 law)	287,031	199,031
Linked deposits	-	-
Stored materials	83,890	57,000
Financial Asset	384,020	271,361
Receivables - 12,783/13 Law	367,379	331,364
Others	259,837	204,288
Current Assets Total	4,480,149	4,435,528
.
Non-Current Assets
Clients (Consumers and resellers)	13,795	172,500
Loans and financing	-	-
Marketable Securities	220	205
Fiscal Assets deferred (Taxes and contributions)	15,768	41,141
Income Tax and Social Contribution	1,003,483	101,018
Derivatives	135,276	107,816
Reimbursement Rights - CCC (12,111 Law)	-	-
Linked deposits	424,646	298,920
Financial Asset – Annual allowed Revenue (transmission)	4,700,324	4,185,989
Receivables - 12,783/13 Law	-	193,296
Others	1,469,875	1,347,199
Advances for equity participation	24,556	-
	7,787,943	6,448,084
INVESTMENTS	2,622,484	2,145,400
FIXED ASSETS	7,547,366	7,826,431
INTANGIBLE	105,466	23,412
Non-Current Assets Total	18,063,259	16,443,327
Assets Total	22,543,408	20,878,855

106

Liabilities and Stockholders’ Equity	Consolidated
	12.31.14	12.31.13
Current Liabilities
Suppliers	987,132	558,736
Loans and financing	524,604	505,285
Bonds	13,422	12,804
Taxes and social contribution	63,355	72,009
Income Tax and Social Contribution	8	1,716
Derivative financial instruments	1,867	225,423
Advances from consumers	52,813	48,910
Shareholders remuneration (dividends payable)	456,994	102,386
Estimated obligations	209,405	256,233
Provisions for contingencies	-	-
Post-emplyment benefit (Complementary Pension Fund)	-	-
Onerous Contracts	1,687	-
Concessions to pay - UBP	-	-
Sector charges (regulatory taxes)	288,184	279,396
Incentive to personnel retirement	-	-
Others	363,869	328,672
Current Liabilities Total	2,963,340	2,391,570

Non-Current Liabilities
Suppliers	492,649	-
Loans and financing	4,003,132	4,427,367
Bonds	205,996	205,878
Taxes and social contribution	-	-
Income Tax and Social Contribution	-	110,161
Derivative	70,336	195,378
Advances from consumers	718,451	776,252
Estimated obligations	20,013	7,929
Provisions for contingencies	583,282	587,045
Provision for onerous contract	45,542	85,860
Post-Employment benefit (Complementary Pension Fund)	44,801	68,822
Sectorial Charges (regulatory taxes)	-	-
Advance for future Capital Increase	13,042	13,330
Incentive to personnel retirement	-	-
Others	155,859	74,302
Non-Current Liabilities Total	6,353,103	6,552,324

Stockholders’ Equity
Social Capital	11,563,279	11,563,279
Capital reserves	-	-
Profit reserves	1,246,516	126,605
Additional dividends proposed	456,777	305,053
Accrued profit/losses	-	-
Other comprehensive income	-39,607	-59,976
Non-controlling participation	-	-

Stockholders’ Equity Total	13,226,965	11,934,961

Liabilities and Stockholders’ Equity Total	22,543,408	20,878,855

107

Statement of Income

(R$ thousand)

	Consolidated
	12.31.14	12.31.13
Operating Revenue
Generation
Plant Supply	3,509,260	2,465,123
Energy Supply	1,321,835	1,441,592
Short term electric Energy	955,264	671,710
O&M Revenue of Renewed Plants	16,513	13,564
Construction Plant Revenue	-	-
Return on Investment - G	-	-

Transmission
O&M Revenue Renewed Lines	385,835	271,465
O&M Revenue	4,438	0
Construction Revenue – Transmission	251,279	331,410
Return on Investment - T	239,059	159,704
Other Operating Revenue	227,043	234,263

Deductions to Operating Revenue	-864,175	-732,882
Net Operating Revenue	6,046,351	4,855,949

Operating Costs
Electric Energy purchased for resale	-1,958,821	-75,732
Charges on the use of electric grid	-525,794	-544,198
Fuel for production of Electric Energy - CCC	-50,699	-19,127
Construction costs	-251,279	-331,410
Operating Expenses
Personnel, Material and Third part related services	-1,361,228	-1,505,953
Remuneration and reimbursement	-224,891	-207,335
Depreciation and amortization	-451,323	-435,496
Donations and Contributions	-1,304	-2,214
Provisions	-207,114	201,189
Others	-134,503	-200,658
Operating Costs and Expenses	-5,166,956	-3,120,934

Result of equity participation	-75,794	69,572
Operating Result before Financial Result	803,601	1,804,587

Financial Result	284,585	-567,640
Result before Income Tax / Social Contribution	1,088,186	1,236,947

Current Income Tax and and social contribution	26,056	-23,138
Deferred Income Tax and and social contribution	1,023,907	7,506
Fiscal Incentive Revenue	-104,684	0
Net income for the period	2,033,465	1,221,315

108

Cash Flow

(R$ thousand)

Cash Flow	12.31.14	12.31.13
OPERATING ACTIVITIES
Profit/Loss before income tax and social contribution	1,088,186	1,283,948
Depreciation and amortization	451,323	435,496
Net monetary and currency variations	23,614	36,048
Financial charges	346,025	388,473
Equity Equivalency Result	75,794	-69,572
Provision for uncovered liability	0	0
Provision for credits of questionable liquidation	4,197	-741,828
Provision for contingencies	-2,193	85,763
Provision for staff realignment	0	78,602
Impairment	-79,944	165,334
Provision for onerous contract	-41,697	67,375
Provision for loss on financial asset	150,554	0
Global reversal reserve charges	0	0
Adjustment to present value / market value	0	0
Minority Participation in the Results	0	0
Charges on shareholders funds	0	0
Revenue of financing assets - IRR	-239,059	-159,704
Derivative financial instruments	-392,354	238,938
Others	198,691	343,595
Variation in operating assets / liabilities	806,467	-890,670
Cash generated in operating activities	2,389,604	1,261,798

Financial charges paid	-460,278	-400,457
Payment of global reversal reserve charges	0	0
Financial charges received	0	0
Remuneration received from equity participation	27,794	39,897
Financial asset revenue by RAP	293,922	178,702
Receiving compensation for financial asset	265,003	1,311,337
Payment of income tax and social contribution	-56,763	-9,692
Payment of pension fund	0	0
Lawsuits payment	-17,511	-200,523
Legal deposits	-125,726	237,592
Net cash operating activities	2,316,045	2,418,654

FINANCING ACTIVITIES
Loans and financing obtained	36,802	127,332
Loans and financing payable – principal	-844,333	-913,479
Payment of Shareholders remuneration	-418,013	0
Payment on refinancing of taxes and contributions - Principal	0	0
Receipt of Advance for future Capital Increase	0	0
Others	0	154,632
Net financing activities	-1,225,544	-631,515

INVESTMENT ACTIVITIES
Receiving of loans and Financing	0	0
Acquisition of fixed asset	-96,194	-113,692
Acquisition of intangible asset	-6,538	-15,154
Acquisition of Concession asset	-286,540	-335,017
Advance for future capital increase	-337,423	-21,618
Acquisition of equity participation	-563,269	-361,430
Others	148,163	-967,922
Net cash investment activities	-1,141,801	-1,814,833

Increase (decrease) in cash and cash equivalent	-51,300	-27,694

Cash and cash equivalent – beginning of period – 12/31/12	395,324	423,018
Cash and cash equivalent – end of period – 12/31/13	344,024	395,324
	-51,300	-27,694

109

Results Analysis

4Q14 x 3Q14

The Company presented in 4Q14 a net profit 306.3% higher than that registered in the previous quarter, from a net loss of R$ 310.6 million in 3Q14, for a net profit of R$ 640.8 million in 4Q14, mainly due to the factors described below.

Operating Revenue

In Generation:

The electric energy supply of increased by 3.6%, from R$ 306.1 million in 3Q14 to R$ 317.1 million in 4Q14, mainly due to increased supply demand in the previous quarter.

The supply to distributors increased by 4.3%, from R$ 946.5 million in 3Q14 to R$ 987 million in 4Q14, mainly due to negotiated energy demand along the CCEAR that in the period presented an increase of R$ 32 million higher than the compared period.

In transmission:

The revenues of transmission system (operation and maintenance) increased by 173.3%, from R$ 49.2 million in 3Q14 to R$ 134.6 million in 4Q14, mainly due to contracts after October 2003, that in the quarter had income of R$ 16 million below the previous quarter.

Operating Expenses

The electric energy purchased for resale decreased by 1.1% from R$ 920.3 million in 3Q14 to R$ 910.6 million in 4Q14, mainly due to reduction of R$ 113 million in energy purchased from CCEE in 4Q14, keeping the same level of the previous quarter..

The operating provisions increased by 2,857.5%, from a reversal of R$ 7.5 million in 3Q14, to a provision of R$ 208.5 million in 4Q14, mainly due to the reversal of onerous contract Coaracy Nunes, constitution of Impairment provision of the TPU Santana and lines and substations of the power transmission segment added to the PPR provision.

Financial Result

The net exchange variations decreased by 3,546.4%, from a revenue of R$ 2.1 million in 3Q14, to an expense of R$ 73.3 million in 4Q14, mainly due to decrease the discharges of liabilities in foreign currency , the dollar showed significant variation in their currency which increased the costs of exchange rate variation.

The others revenues and net financial expenses presented an increase of 1,199.9%, from R$ 10.4 million in 3Q14 to  $ 135 million in 4Q14, mainly due to revenue from derivatives constitution in 2014, amounting to R$ 140 million in 2014, an increase of revenue from discounts amounting to R$ 20 million more than in 2013, as well as late fees payment that amounts to R$ 23 million.

The rmuneration of indemnities of 12,783/13 Law decreased by 29.9%, from R$ 44.6 million in 3Q14 to R$ 31.1 million in 4Q14, mainly due to themonetary update on overdue amounts owed by the Government regarding the renewed concessions.

Equity Participation

The result of investment on equity participation decreased by 1,071.9%, from an expense of R$ 10.6 million in 3Q14 to an expense of R$ 123.8 million in 4Q14, mainly due to a decrease in income from equity of Eletronorte about their investments in SPSs.

Tax Incentives Revenue

The revenue from tax incentives increased by 208%, from an expense of R$ 52.8 million in 3Q14 to a R$ 57 million in 4Q14, mainly due to the increase in profit compared to the previous period.

Income Tax and Social Contribution

The social contribution and deferred income tax increased by 28,813.44% from a R$ 3.8 million in 3Q14 to R$ 1,112.6 million in 4Q14, mainly due to the recognition of tax credit.

110

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity (MW)	Guaranteed energy (MW Average)	Energy Generated (MWh)
			1Q14	2Q14	3Q14	4Q14	2014
HPU Coaracy Nunes	78.00	-	145,249.77	168,302.02	169,210.70	113,339.60	596,102.09
Complexo de Tucuruí	8,535.00	4,140.00	14,108,384.77	12,954,494.23	7,772,229.19	5,224,525.29	40,059,633.48
HPU Samuel	216.75	92.70	304,096.87	287,107.32	147,362.38	119,139.03	857,705.60
HPU Curuá-Uma	30.30	24.00	63,782.61	50,642.72	43,716.49	42,690.72	200,832.54
TPU Rio Madeira[3]	119.35	-	-	-	-	-	-
TPU Santana	177.74	-	145,179.09	143,254.91	182,490.85	237,910.58	708,835.43
TPU Rio Branco I2	18.65	-	-	-	-	-	-
TPU Rio Branco II2	32.75	-	-	-	-	-	-
TPU Rio Acre	45.49	-	-	-	14,468	14.42	28.89
TPU – Santarém	14.76	-	-	-	2,765,213	3,543.32	6,308.53
TPU Senador Arnon Afonso Farias de Mello*	85.99	-	-	-	-
TOTAL	9,354.78	4,256.70	14,776,693.11	13,603,801.20	8,317,789.29	5,741,162.96	42,429,446.56

1Ceded to Boa Vista Energia since 02/10/2010

2ANEEL Ordinance no 136 of 01/21/2010, recommends that MME the extinsion of the authorization of public service of UTE Rio Branco I and Rio Branco II

3ANEEL Ordinance n 223 from 01/20/2014, declares as unservable the goods of UTE Rio Madeira.

Unit	Location (State)	Beginning of Operation	End of Operation
HPU Coaracy Nunes	AP	Oct/75	Dec/42
Complexo de Tucuruí	PA	Nov/84	Jul/24
HPU Samuel	RO	Jul/89	Sep/29
HPU Curuá-Uma	PA	Jul/77	Jul/28
TPU Rio Madeira[3]	RO	Apr/68	Sep/18
TPU Santana	AP	Jan/93	May/19
TPU Rio Branco I	AC	Feb/98	Jul/20
TPU Rio Branco II	AC	Apr/81	Jul/20
TPU Rio Acre	AC	Apr/94	Oct/18
TPU Senador Arnon Afonso Farias de Mello*	RR	1st Unit (mac. 2) Dec/90; 2ndUnit (mac. 1) Jun/91; 3rd Unit (mac. 3) Dec/93	Aug/24
TPU – Santarém	PA	Jun/14	Jun/34

1Ceded to Boa Vista Energia since 02/10/2010

2ANEEL Ordinance no 136 of 01/21/2010, recommends that MME the extinsion of the authorization of public service of UTE Rio Branco I and Rio Branco II

3ANEEL Ordinance n 223 from 01/20/2014, declares as unservable the goods of UTE Rio Madeira.

111

1.2.SPE

SPE	Unit	Installed Capacity (MW)	Guaranteed energy (MW Average)	Energy generated (MWh)
				1Q14	2Q14	3Q14	4Q14	2014
EAPSA - Energia Águas Da Pedra S.A.	HPU Dardanelos	261.00	154.9	544,046.35	465,653.50	98,142.47	129,698.67	1,237,540.99
Amapari Energia S.A.	TPU Serra do Navio	23.28	21.0	32,592.85	4,091.86	379.46	33.19	37,097.36
Brasventos Miassaba 3 Geradora de Energia S.A	Wind Plant Miassaba 3	68.47	22.8	43,316.00	30,074.00	59,361.00	61,045.00	193,796.00
Brasventos Eolo Geradora de Energia S.A.	Wind Plant Rei dos Ventos 1	58.45	21.9	22,572.00	23,435.00	46,517.00	51,252.00	143,776.00
Rei dos Ventos 3 Geradora de Energia S.A.	Wind Plant Rei dos Ventos 3	60.12	21.1	37,238.00	30,122.00	55,427.00	51,512.00	174,299.00

*The decrease in energy generation ocurred due to the enlargement of dry season, that affects the plants energy generation.

Unit	Participation %	Location (State)	Beginning of Operation	End of Operation
EAPSA - Energia Águas da Pedra S.A. - HPU Dardanelos	24.50	MT	Aug/11	Jul/42
Amapari Energia S.A. - TPU Serra do Navio	49.00	AP	Jun/08	May/37
Brasventos Miassaba 3 Geradora de Energia S.A	24.50	RN	May/14	Aug/45
Brasventos Eolo Geradora de Energia S.A.	24.50	RN	May/14	Dec/45
Rei dos Ventos 3 Geradora de Energia S.A.	24.50	RN	May/14	Dec/45

2.Electric energy purchased for resale

2.1.Own assets

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	-	-	-	-	-
	R$ million	-	-	-	-	-
Others	MWh	209,440.8	674,258.9	1,469,886.0	1,425,430.0	3,779,015.7
	R$ million	22.8	105.0	920.4	910.6	1,958.8
Total	MWh	209,440.8	674,258.9	1,469,886.0	1,425,430.0	3,779,015.7
	R$ million	22.8	105.0	920.4	910.6	1,958.8

2.2.SPE

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	-	-	-
	R$ million	-	-	-	-	-
Others	MWh	-	-	-	-	-
	R$ million	-	7,830.21	29,645.69	289,600.00	327,075.90
Total	MWh	-	4.84	17.72	36.85	59.41
	R$ million	-	7,830.21	29,645.69	289,600.00	327,075.90

OBS: Only SPE EAPSA purchased energy for resale

112

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 Law

Buyer	Sale model	1Q14		2Q14		3Q14		4Q14		2014
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	44.95	328,538	52.89	337,606	51.09	350,864	57.54	386,377	204.90	1,402,162
	B	61.86	321,160	105.21	562,303	82.56	452,304	92.60	515,748	342.22	1,851,516
Others	A	461.78	3,452,536	528.91	3,561,841	611.71	3,905,937	640.57	4,057,428	2.244.55	14,978,963
	B	506.62	4,467,065	475.91	4,092,407	475.20	4,047,546	485.10	4,036,538	1.942.72	16,643,556
Total	A	506.73	3,781,074	581.8	3,899,446	662.8	4,256,801	698.11	4,443,805	2.449,45	16,381,125
	B	568.48	4,788,225	581.11	4,654,711	557.75	4,499,850	577.70	4,552,286	2.284,94	18,495,072

A – Regulated enviroment – Revenue not from quotas

B - Through contracts in free market or bilateral contracts

3.1.2. Energy sold by enterprises affected by 12,783 Law - O&M

Buyer	Sale model	1Q14		2Q14		3Q14		4Q14		2014
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-	-	-
	B	18.19	290,130.68	17.76	309,242.93	22.34	348,928.96	28.71	347,365	87.00	1,295,667
Others	A	-	-	-	-	-	-	-	-	-	-
	B	-	-	-	-	-	-	-	-	-	-
Total	A	-	-	-	-	-	-	-	-	-	-
	B	18.19	290,130.68	17.76	309,242.93	22.34	348,928.96	28.71	347,365	87.00	1,295,667

A – Regulated enviroment – Revenue from quotas

B - Through contracts in free market or bilateral contracts

3.2.SPE

Amapari

Buyer	Sale model	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras System	A	R$ Million	-	-	-	-	-
		MWh	-	-	-	-	-
	B	R$ Million	-	-	-	-	-
		MWh	-	-	-	-	-
Others	A	R$ Million	-	-	-	-	-
		MWh	-	-	-	-	-
	B	R$ Million	16.88	10.26	9.43	5.33	41.9
		MWh	31,145,73	3,650,48	51,43	-	34,847,64
Total	A	R$ Million	-	-	-	-	-
		MWh	-	-	-	-	-
	B	R$ Million	16.88	10.26	9.43	5.33	41.90
		MWh	31,145.73	3,650.48	51,43	0,00	34,847.64

 In the months of Oct, Nov and Dec 2014 there was no energy sold, the billing amount informed in 4Q14 referes to the charge of tha amount determined in the contact, the generation informed is only internal consumption.

113

EAPSA

Buyer	Sale model	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras System	A	R$ Million	0.00	0.00	0.00	0.00	0.00
		MWh	0	0	0	0	0,00
	B	R$ Million	0.00	0.00	0.00	0.00	0.00
		MWh	0	0	0	0	0
Others	A	R$ Million	52.7	50.2	52.9	57.8	213.6
		MWh	327,333.00	306,799.00	315,136.7	338,451.73	1,287,720.10
	B	R$ Million	0.00	0.00	0.00	0.00	0
		MWh	0	0	0	0	0
Total	A	R$ Million	52.70	50.20	52.90	57.80	213.60
		MWh	327,333.00	306,799.00	315,136.37	338,451.73	1,287,720.10
	B	R$ Million	0.00	0.00	0.00	0.00	0.00
		MWh	0,00	0,00	0,00	0,00	0,00

Miassaba 3

Buyer	Sale model	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras System	A	R$ Million	0.00	0.00	0.00	0.00	0.00
		MWh	0	0	0	0	0
	B	R$ Million	0.00	0.00	0.00	0.00	0.00
		MWh	0	0	0	0	0
Others	A	R$ Million	0.00	0.00	0.00	0.00	0.00
		MWh	0,00	0,00	0,00	0,00	0,00
	B	R$ Million	26.1	11.5	9.6	12.2	59.40
		MWh	43,316.00	30,074.00	48,180.00	61,045.00	182,615.00
Total	A	R$ Million	0.00	0.00	0.00	0.00	0.00
		MWh	0,00	0,00	0,00	0,00	0,00
	B	R$ Million	26.10	11.50	9.60	12.20	59.40
		MWh	43,316.00	30,074.00	48,180.00	61,045.00	182,615.00

Eolo

Buyer	Sale model	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras System	A	R$ Million	0.00	0.00	0.00	0.00	0.00
		MWh	0	0	0	0	0
	B	R$ Million	0.00	0.00	0.00	0.00	0.00
		MWh	0	0	0	0	0
Others	A	R$ Million	0	0	0	0	0
		MWh	0,00	0,00	0,00	0,00	0,00
	B	R$ Million	15.3	8.7	9.2	10.3	43.5
		MWh	22,572.00	23,438.00	45,990.00	51,512.00	143,512.00
Total	A	R$ Million	0.00	0.00	0.00	0.00	0.00
		MWh	0,00	0,00	0,00	0,00	0,00
	B	R$ Million	15.30	8.70	9.20	10.30	43.50
		MWh	22,572.00	23,438.00	45,990.00	51,512.00	143,512.00

Rei dos Ventos 3

Buyer	Sale model	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras System	A	R$ Million	0.00	0.00	0.00	0.00	0.00
		MWh	0	0	0	0	0
	B	R$ Million	0.00	0.00	0.00	0.00	0.00
		MWh	0	0	0	0	0
Others	A	R$ Million	0	0	0	0	0
		MWh	0,00	0,00	0,00	0,00	0,00
	B	R$ Million	23.1	11.4	9.2	10.3	54.0
		MWh	37,238.00	30,122.00	45,990.00	51,252.00	164,602.00
Total	A	R$ Million	0.00	0.00	0.00	0.00	0.00
		MWh	0,00	0,00	0,00	0,00	0,00
	B	R$ Million	23.10	11.40	9.20	10.30	54.00
		MWh	37,238.00	30,122.00	45,990.00	51,252.00	164,602.00

114

4.CCEE settlement (Spot and MRE)

	Unit	1Q14	2Q14	3Q14	4Q14	2014
Net	R$ Million	689.14	12.69	-649.74	-588.58	-536.49
	MWh	5,619,594.03	4,465,301.54	-625,214.59	-3,164,844.35	6,294,836.63
	MWaverage	2,600.46	2,044.55	-283.16	-1,433.35	2,928.50

5.Fuel for production of electric energy

Type	Unit	1Q14		2Q14		3Q14		4Q14	2014
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel oil	litre	40,244,000	98.6	39,932,000	98.7	51,706,000	131.0	67,845,000	178.5
Total		40,244,000	98.6	39,932,000	98.7	51,706,000	131.0	67,845,000	178.5

6.Losses in generation - %

1Q14	2Q14	3Q14	4Q14	2014
0.07	0.88	1.06	1.09	0.78

7.Average price– R$/MWh

7.1.Own assets – Entrprises not affected by 12,783 law

1Q14	2Q14	3Q14	4Q14	2014
125.47	135.94	139.39	141.82	135.75

7.1.1.Own assets– Enterprises renewed in accordance with 12,783 Law – O&M

1Q14	2Q14	3Q14	4Q14	2014
62.68	57.44	64.04	82.65	67.15

7.2.SPE

SPE	1Q14	2Q14	3Q14	4Q14	2014
EAPSA	160.48	163.68	168.10	170.50	662.76
Amapari	517.97	2,506.67	24,846.96	18,383.27	46,254.87
Miassaba 3	603.77	383.87	199.48	199.48	1,386.60
Eolo	677.83	372.35	200.40	200.40	1,450.98
Rei dos Ventos	620.33	377.56	200.79	200.79	1,399.47

8.Extension of transmission lines - Km

8.1.Own assets

       8.1.1.Transmission line

8.1.1.1. Transmission line– enterprises not affected by 12,783 Law

From - To	Extension (km)	Tension (Kv)	Beginning of Operation	End of Concession
Isolated System	-
Isolated System Total	-
Interconnected System
São Luiz II - São Luiz III	35.94	230	May/10	Mar/38
Ribeiro Gonçalves – Balsas	95.00	230	Dec/11	Jan/39
Porto Velho - Abunã - C2	188.00	230	Feb/14	Nov/39
Abunã - Rio Branco - C2	302.00	230	Jan/14	Nov/39
Lechuga/Jorge Teixeira – C1	29.54	230	Feb/14	Jul/40
Lechuga/Jorge Teixeira – C2	29.54	230	Feb/14	Jul/40

Sub-Total 230 kV	680.02
Interconnected System Total	680.02
Basic Network Total
Isolated + Interconnected Systrem Total	680.02

115

8.1.1.2. Transmission line– enterprises renewed in accordance with 12,783 Law – O&M

From - To	Extension (km)	Tension (Kv)	Beginning of Operation	End of Concession
Isolated System
Boa Vista- Santa Elena	190.20	230	Jun/01	Dec/42
Sub-Total 230 kV	190.20
Coaracy Nunes - Santana - C1	108.00	138	Oct/75	Dec/42
Coaracy Nunes - Santana - C2	109.00	138	Feb/05	Dec/42
Santana – Portuária	4.00	138	Apr/96	Dec/42
Coaracy Nunes - Tartarugalzinho	87.00	138	Jun/00	Dec/42
Sub-Total 138 kV	308.00
Santana - Macapá II	20.00	69	Nov/96	Dec/42
Santana – Equatorial	13.00	69	Aug/00	Dec/42
Tartarugalzinho – Calçoene	130.00	69	Dec/01	Dec/42
Tartarugalzinho – Amapá	17.00	69	Feb/02	Dec/42
Santana - Santa Rita	12.60	69	Dec/07	Dec/42
Equatorial - Santa Rita	5.09	69	Sep/08	Dec/42
Sub-Total 69 kV	197.69
Isolated System Total	695.89
Interconnected System
Colinas – Miracema	173.97	500	Mar/99	Dec/42
Imperatriz – Colinas	342.60	500	Mar/99	Dec/42
Imperatriz – Marabá - C1	181.09	500	Apr/81	Dec/42
Imperatriz – Marabá - C2	181.82	500	Mar/88	Dec/42
Tucuruí – Marabá – C1	222.14	500	Oct/81	Dec/42
Tucuruí – Marabá – C2	221.70	500	Feb/88	Dec/42
Tucuruí - Vila do Conde	327.10	500	Dec/81	Dec/42
Tucuruí (Usina) - Tucuruí (Se)	10.71	500	Nov/84 to May/05	Jul/24
Pres. Dutra - Boa Esparança	205.39	500	Jan/00	Dec/42
Imperatriz - Pres. Dutra - C1	386.60	500	Oct/82	Dec/42
Imperatriz - Pres. Dutra - C2	385.30	500	Jan/00	Dec/42
Miranda II - S.Antonio dos Lopes	142.60	500	nov/10	Dec/42
S.Antonio dos Lopes - Pres. Dutra	52.90	500	nov/10	Dec/42
Miranda II - Pres. Dutra – C2	195.80	500	Mar/86	Dec/42
São Luiz II - Miranda II – C1	106.80	500	Jul/84	Dec/42
São Luiz II - Miranda II – C2	106.80	500	Mar/86	Dec/42
Sub-Total 500 kV	3,243.32	500		Dec/42
Altamira – Rurópolis	330.02	230	Oct/88	Dec/42
Guamá - Utinga - C1	19.40	230	Dec/81	Dec/42
Guamá - Utinga - C2	19.40	230	Dec/81	Dec/42
Tucuruí – Altamira	317.60	230	Jun/98	Dec/42
Utinga - Castanhal	69.27	230	Dec/94	Dec/42
Castanhal - Santa Maria	25.04	230	Dec/94	Dec/42
Vila do Conde - Guamá - C1	49.30	230	Apr/81	Dec/42
Vila do Conde - Guamá - C2	49.30	230	Dec/82	Dec/42
Marabá - Carajás	145.00	230	Oct/04	Dec/42
Carajás – Integradora - C1	83.00	230	Aug/08	Dec/42
Carajás – Integradora - C2	85.35	230	Aug/13	Dec/42
Carajás – Integradora - C3	85.35	230	Aug/13	Dec/42
Imperatriz - Porto Franco	110.10	230	Oct/94	Dec/42
São Luiz II - Miranda II	105.30	230	Nov/02	Dec/42
São Luiz II - São Luiz I - C1	18.60	230	Jan/83	Dec/42
São Luiz II - São Luiz I – C2	19.00	230	Sep/88	Dec/42
Miranda II - Peritoró	94.20	230	Dec/02	Dec/42
Pres. Dutra - Peritoró	115.00	230	Mar/03	Dec/42
Peritoró - Coelho Neto	223.00	230	Jul/06	Dec/42
Coelho Neto - Teresina	127.10	230	Sep/06	Dec/42
São Luiz II - UTE São Luiz	0.05	230	Jan/82	Dec/42
Barra Peixe – Rondonópolis – C1	217.00	230	Oct/97	Dec/42
Rondonópolis - Coxipó - C1	187.80	230	Sep/88	Dec/42
Rondonópolis - Coxipó - C2	187.80	230	Jul/84	Dec/42
Coxipó - Nobres	112.41	230	Sep/96	Dec/42
Nobres – Nova Mutum - C1	104.57	230	Sep/96	Dec/42
Nova Mutum – Lucas do Rio Verde - C1	93.80	230	Sep/96	Dec/42
Lucas do rio Verde - Sorriso C-1	52.50	230	Sep/96	Dec/42
Sinop - Sorriso C-1	86.43	230	Sep/96	Dec/42
Barra Peixe – Rondonópolis – C2	216.79	230	Mar/08	Dec/42
Rio Verde (C. Magalhães) – Rondonópolis	177.83	230	Jul/83	Dec/42
Jauru - Coxipó - C1	366.00	230	Jun/03	Dec/42
Jauru - Coxipó - C2	366.00	230	Jun/03	Dec/42
Abunã - Rio Branco	302.00	230	Nov/02	Dec/42
Ariquemes - Jarú	83.82	230	Sep/94	Dec/42
Jarú - Ji-Paraná	80.69	230	Sep/94	Dec/42
Samuel - Ariquemes	151.60	230	Aug/94	Dec/42
Samuel - Porto Velho – C1	40.55	230	Jul/89	Dec/42
Samuel - Porto Velho – C2	40.55	230	Jul/89	Dec/42
Samuel (Usina) - Samuel (SE)	2.85	230	Jul/89	Sep/29
Porto Velho - Abunã	188.00	230	May/02	Dec/42
Ji-Paraná - Pimenta Bueno	117.80	230	Jun/08	Dec/42
Pimenta Bueno – Vilhena	160.20	230	Oct/08	Dec/42
Sub-Total 230 kV	5,427.37
Tucuruí-Vila - Cametá	214.21	138	Aug/98	Dec/42
Curuá-Uma - Tapajós-Celpa	68.80	138	Jan/06	Jul/28
Coxipó - São Tadeu	44.17	138	Jul/81	Dec/42
São Tadeu - Jaciara	77.92	138	Jul/81	Dec/42
Jaciara - Rondonopolis-Cemat	70.00	138	Jul/81	Dec/42
Couto Magalhães - Rondonopolis-Cemat	176.00	138	Apr/81	Dec/42
Sub-Total 138 kV	651.10
Tucuruí - Tucuruí Vila	2.30	69	Jul/97	Dec/42
Tucuruí (Usina) - Tucuruí (SE)	1.40	69	Jan/80	Dec/42
Tucuruí (Usina) - Tucuruí (SE)	1.40	69	Dec/85	Dec/42
Sub-Total 69 kV	5.10
Interconnected System Total	9,326.89
Total	10,022.78
Basic Network Total
General Total	10,702.80

116

8.1.2.Substation

8.1.2.1. Substation– enterprises not affected by 12,783 Law

Substation	Transformation capacity (MVA)	Location	Beginning of Operation	End of Operation

Ribeiro Gonçalves	350.00	Maranhão	Dec/11	Jan/39
Balsas	100.00	Maranhão	Dec/11	Jan/39
São Luis III	300.30	Maranhão	May/10	Mar/38
Miranda II (ATR1)	450.00	Maranhão	Nov/10	Jan/39
Lucas do Rio Verde	75.00	Mato Grosso	Apr/13	Jun/41
Nobres	200.00	Mato Grosso	Sep/13	Dec/41
Tucuruí	200.00	Pará	Dec/14	Dec/41
Total	1,675.30

SPE	Substation	Transformation Capacity (MVA)	Participation (%)	Beginning of Operation	End of Operation
Estação Transmissora de Energia S.A. (Shraes tranferred to Eletrobras Eletronorte - ANEEL Ordinance 3,532, from11/23/2010)	Converter Station 01 CA/CC, 500/±600 KV and Inverter Station 01 CC/CA, ±600/500 kV	7,295.20	100.00	Mar/13	Feb/39

117

8.1.2.2. Substation– enterprises renewed inaccordance with 12,783 Law –O&M

Substation	Transformation Capacity (MVA)	Location	Beginning of Operation	End of Operation

Altamira	120.30	Pará	Jun/98	Dec/42
Cametá	23.55	Pará	Aug/98	Dec/42
Carajás	0.30	Pará	Nov/06	Dec/42
Guamá	454.00	Pará	Dec/81	Dec/42
Marabá	1,063.80	Pará	Out/81	Dec/42
Rurópolis	200.60	Pará	Dec/98	Dec/42
Santa Maria	500.15	Pará	Sep/95	Dec/42
Tucuruí	619.00	Pará	Out/81	Dec/42
Transamazônica	60.30	Pará	Dec/98	Dec/42
Tucuruí-Vila	58.44	Pará	Jun/99	Dec/42
Utinga	602.00	Pará	Dec/81	Dec/42
Vila do Conde	3,549.40	Pará	Dec/81	Dec/42
São Luis I	401.73	Maranhão	Dec/82	Dec/42
São Luis II	2,829.00	Maranhão	Dec/82	Dec/42
Miranda II	500.60	Maranhão	Jun/98	Dec/42
Peritoró	300.11	Maranhão	Dec/82	Dec/42
Presidente Dutra	721.03	Maranhão	Dec/82	Dec/42
Coelho Neto	130.00	Maranhão	Jan/00	Dec/42
Imperatriz	1,842.17	Maranhão	Dec/82	Dec/42
Porto Franco	266.50	Maranhão	Feb/94	Dec/42
Colinas	1.50	Tocantins	Mar/99	Dec/42
Miracema	362.50	Tocantins	Mar/99	Dec/42
Barra do peixe	150.60	Mato Grosso	Nov/93	Dec/42
Couto Magalhães	15.11	Mato Grosso	Oct/81	Dec/42
Coxipó	571.20	Mato Grosso	Jul/87	Dec/42
Jauru	600.45	Mato Grosso	Jun/03	Dec/42
Nova Mutum	60.60	Mato Grosso	Sep/96	Dec/42
Rondonopolis	200.90	Mato Grosso	Jul/83	Dec/42
Sinop	356.00	Mato Grosso	Sep/96	Dec/42
Sorriso	60.60	Mato Grosso	Sep/96	Dec/42
Epitaciolândia	22.10	Acre	Mar/08	Dec/42
Sena Madureira	18.75	Acre	Oct/08	Dec/42
Rio Branco	422.95	Acre	Nov/12	Dec/42
Ariquemes	120.30	Rondônia	Aug/94	Dec/42
Ji-Paraná	380.60	Rondônia	Sep/94	Jan/42
Porto Velho	525.60	Rondônia	Jul/89	Dec/42
Abunã	110.60	Rondônia	May/02	Dec/42
Samuel	0.30	Rondônia	Jul/89	Dec/42
Pimenta Bueno	110.60	Rondônia	Jun/08	Dec/42
Vilhena	120.60	Rondônia	Oct/08	Dec/42
Jaru	30.15	Rondônia	Sep/97	Dec/42
Coaracy Nunes	40.08	Amapá	Nov/75	Dec/42
Portuária	20.05	Amapá	Apr/96	Dec/42
Amapá	10.08	Amapá	Dec/01	Dec/42
Tartarugalzinho	40.22	Amapá	Jun/00	Dec/42
Calçoene	10.08	Amapá	May/02	Dec/42
Santana	120.45	Amapá	Oct/75	Dec/42
Santa Rita	80.03	Amapá	Dec/07	Dec/42
Equatorial	79.95	Amapá	Aug/00	Dec/42
Macapá II	53.43	Amapá	Nov/96	Dec/42
Boa Vista	201.65	Roraima	Jul/01	Dec/42
Total	19,140.99

General Total	20,616.29

118

8.2.SPE

8.2.1.Transmission Lines

SPE	From – To	Participation %	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SS Seccionadora Cuiabá	49.00	193	230	Aug/05	Feb/34
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	37.00	695	500	May/08	Apr/36
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SS Juba and SS Maggi - 230/138 kV	49.71	402	230	Sep/09	Mar/38
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, in 230 kV, Mato Grosso	49.00	348	500	Nov/11	Nov/39
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) andSS Lechuga (ex-Cariri)	30.00	559	500	Mar/13	Oct/38
Norte Brasil Transmissora de Energia S.A.	Coletora Porto Velho (RO) - Araraquara (SPE)	24.5	2,375	600	Nov/14	Feb/39
Isolated System Total			-
Basic Network Total			4,572.00
Isolated System Total + Basic Network			4,572.00

8.2.2.Substation

SPE	Substation	Transformation Capacity (MVA)	Participation (%)	Beginning of Operation	End of Operation
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SS Seccionadora Cuiabá	-	49.00	Aug/05	Feb/34
BRASNORTE Transmissora de Energia S.A.	SS Juba and SS Maggi - 230/138 kV	300 and 100	49.71	Sep/09	MAr/38
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) e SE Lechuga (ex-Cariri)	150 and 1,800	30.00	Mar/13	Oct/38
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 and SS Serra da Mesa 2	-	37.00	May/08	Apr/36
Transmissora Matogrossense de Energia S.A. – TME	SS Jauru 500/230 kV	750	49.00	Nov/11	Nov/39

9.Transmission losses - %

1Q14	2Q14	3Q14	4Q14	2014
1.57	1.69	1.10	0.88	1.35

10.Main investments of parent company – R$ million

Project	1Q14	2Q14	3Q14	4Q14	2014	Budget 2014
Generation	2,629,923	3,429,508	2,132,716	2,600,670	10,792,817	27,338,182
HPU Coaracy 2nd stage	0	362,617	174,288	217,736	754,641	1,500,000
Generation system maintenance	2,627,370	2,814,360	1,748,618	2,159,152	9,349,500	24,038,182
HPU Curuá-Una	2,553	252,531	209,810	223,781	688,676	1,500,000
Extension of Generation System	0	0	0	0	0	300,000
Transmission	57,356,010	58,454,858	85,982,513	147,753,604	349,546,986	518,614,623
TL Implementation Rio Branco - Cruzeiro do Sul	24,804,046	6,072	5,973,703	7,895,478	38,679,299	83,000,000
Reinforcement of the Isolated System	1,170,468	2,883,119	5,653,184	5,887,137	15,593,908	19,110,000
ST Implementation Porto Velho - Rio Branco	0	0	0	0	0	200,000
Implementation of Grinding Station Porto Velho	0	0	0	6,195,796	6,195,796	35,000,000
Implementation of Inverting Station Araraquara 2	0	0	0	6,195,796	6,195,796	35,000,000
ST Norte/Nordeste MA	49,692	360,577	1,835,528	2,517,365	4,763,162	5,000,000
Transmission System Maintenance	1,770,738	4,095,528	11,275,266	14,997,007	32,138,539	45,000,000
Interconnected System Improvement	29,561,066	51,109,562	61,244,832	104,065,026	245,980,485	296,304,623
Others	1,578,315	3,993,509	4,522,335	8,268,754	18,362,912	54,308,195
Preservation and conservation	1,074,447	2,897,141	2,637,378	3,877,121	10,486,087	36,740,195
Infrastructure	0	0	0	0	0	500,000
Infrastructure	849	83,658	20,180	49,770	154,457	500,000
Infrastructure	57,019	566,710	1,864,777	4,341,863	6,830,369	15,000,000
Headquarters	446,000	446,000	0	0	892,000	1,568,000
Total	61,564,248	65,877,875	92,637,564	158,623,028	378,702,715	600,261,000

119

11.New investments

11.1.Generation

11.1.1.Own assets– N/A

11.1.2.SPE

SPE	Unit	Location (State)	Installed Capacity (MW)	Assured Energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
Norte Energia S.A.	HPU Belo Monte	PA	11,233	4,571.0	Nov/15	Aug/11	Aug/45
Cia. Energética Sinop S.A.	HPU Sinop	MT	400	239.8	Jan/18	Dec/13	Feb/49

11.1.2.1. SPE

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Patricipation (%)	Partners
		Total	Up to 4Q14
Norte Energia S.A.	HPU Belo Monte	29,375.00	16,769.90	65.4	19.98	ELETROBRAS - 15% / CHESF - 15% / PRIVATES – 50.02%
Cia. Energética Sinop S.A.	HPU Sinop	1,804.81	244.06	13.7	24.50	CHESF – 24.5% / EDFNT - 51%

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

From - To	Investiment (R$ million)		Extension of lines (Km)	Tension	Beginning of Operation	End of Concession
	Total	Up to 4Q14
Jorge Teixeira – Lechuga (AM) TL H	49.7	45.4	30	230	Feb/14	Jul/40
Jorge Teixeira – Lechuga (AM) SS Lechuga (auction 02/12	70.2	60.9	30	230	May/14*	May/42

*The TL is concluded and available to start Operationsince May/14. But, the conclusion forecast for the substation associated is Mar/15, when the groupmight be energized, becoming into Operation.

Pricing basis Dec/14 – Source: BW

120

11.2.1.2.Substations – N/A

11.2.2.SPE

11.2.2.1.Transmission lines

SPE	From-To	Participation (%)	Investiment (R$ million)		Extension of lines (Km)	Tension	Beginning of Operation	End of Concession
			Total	Up to 4Q14
Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	49.00	824.36	526.36*	987	230	Mar/15	Nov/39
Transnorte Energia S.A.	Eng. Lechuga (AM) - Equador (RR) and Equador (RR) - Boa Vista (RR), Double circuitandSS Equador (RR) Boa Vista (RR)	49.00	1,174.53	238.75	715	500	TL: Dec/16	Jan/42
							CE: Feb/15
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC, ±800 kV, 4,000 MW, withSS 500 kV Xingu; Converter Station CA/CC, ±800 kV, 3,850 MW, with SS 500 kV Estreito; and Continuos current transmission line ±800 kV Xingu - Estreito.	24.50	5,049.00	-	2,092	±800	Feb/18	Jun/44

121

11.2.2.2.Substations – N/A

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Balance 12.31.14	Due Date	Index
Eletrobras ECF-2092/01	207.97	202.63	197.30	191.97	12/30/2023	RGR+8.42%p.y.
Eletrobras ECF-2272/02	317.37	298.33	279.29	260.24	05/30/2018	RGR+7% p.y..
Eletrobras ECF-2273/02	71.20	66.12	61.03	55.95	09/30/2017	RGR+7% p.y.
Eletrobras ECF-2710/08	7.95	7.00	6.04	5.09	04/30/2016	RGR+7% p.y.
Eletrobras ECF-2757/09	127.72	125.40	122.15	119.32	06/30/2021	IPCA+7%p.y.
Eletrobras ECF-2758/08	25.08	24.62	23.98	23.43	06/30/2021	IPCA+7% p.y.
Eletrobras ECF-2794/09	1,531.55	1,520.72	1,474.04	1.454.92	12/30/2029	IPCA+7% p.y.
Eletrobras ECF-2818/10	69.90	68.69	66.94	65.77	10/30/2021	IPCA+7% p.y.
Eletrobras ECF-2934/11	383.89	382.47	377.43	375.87	01/30/2023	IPCA+7% p.y..
Eletrobras ECF-3038/13	72.87	72.90	72.87	72.93	07/30/2020	SANDLIC
BNDES-03.2.782.3.1	255.06	229.64	204.17	178.69	09/15/2016	TJLP+3.5 % p.y.
BNDES-09.02.1355.1	30.24	29.28	28.34	27.40	11/15/2024	TJLP+2.5% p.y.
BNDES-10.20.2677	10.43	10.19	9.94	9.70	11/15/2024	TJLP+2.5% p.y.
Banco do Brasil	7.72	7.20	6.70	6.20	01/01/2018	8.5 % p.y.
Banco do Nordeste	67.64	66.53	65.58	64.68	06/03/2031	8.5% p.y.
Banco do Brasil	6.54	6.55	6.55	6.56	12/01/2026	8.5% p.y..
Banco da Amazônia	24.26	23.72	23.33	22.94	01/01/2029	8.5% p.y.
BNDES-11.2.13181.1	136.62	134.00	131.41	128.80	03/15/2027	TJLP+2.12% and 1.72%p.y.
BNDES-11.2.0281.-ETE	496.32	490.98	482.56	474.06	11/15/2028	TJLP+2.12 p.y.
BANCO DA AMAZÔNIA-ETE	242.10	222.99	244.77	241.52	07/10/2031	8.5% p.y.
BASA-043.11/0029-2-DEBENDURES	-	222.99	226.53	219.42	10/15/2031	TJLP+1.5%p.y.
BNDES-13.2.0672.1	-	-	17.21	17.07	10/15/2028	TJLP+3.05% and 3.05% p.y.
BNDES-13.2.0673.1	-	-	14.98	14.67	08/15/2028	TJLP+3.05% and 3.05% p.y.
BNDES-13.2.0679.1	-	-	4.45	4.35	03/15/2028	TJPL+3.05% and 3.05% p.y.

Foreign currency – FC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Balance 12.31.14	Due Date	Index
Eletrobras ECR-257/97– BID	350.65	319.61	363.51	367.94	04/06/2025	US$+6.83%p.y.
Eletrobras ECR-259/98 – CAF	18.07	17.77	13.05	14.29	08/04/2015	Libor+3.58%p.y
Eletrobras ECR – 260/98– Eximbank	144.98	135.79	141.09	132.49	04/06/2025	Yen+3.5 % p.y.
Credit National 121/0118	0.00	0.00	0.00	0.00	12/31/2016	EUR+3.5% p.y.
Credit National 121/0122	0.04	0.03	0.03	0.01	12/31/2016	EUR+3.5% p.y.
D.M.L.P – National Treasure	0.47	*	*	*	04/15/2014	US$+8% p.y.

* The contract has ended on 04.30.2014.

122

13.Contracts

13.1.Loans and financing – R$ million

13.1.1.Parent company

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity
Generation	299.53	286.18	218.02	178.17	153.08	155.44	1,175.04	2,465.46
Transmission	190.68	187.93	182.00	166.53	166.31	153.31	1,029.76	2,076.52
Energy tradings	14.29							14.29
By creditor
Eletrobras	311.86	309.45	309.13	255.86	230.93	224.05	1,396.60	3,037.88
Others	192.64	164.66	90.89	88.84	88.46	84.70	808.20	1,518.39

13.1.2.SPE

Enterprise	Creditor	Amount - End of Peeriod
		2015	2016	2017
Brasnorte Transmissora de Energia S.A. (short term)	CEF	10,833,333.33	5,416,666.67	-
Norte Brasil Transmissora de Energia S.A. (long term)	BNDES	855,431,217.46	735,325,865.10	628,319,490.20
Norte Brasil Transmissora de Energia S.A. (long term)	Debentures	247,703,619.30	266,148,619.30	283,412,876.00
Linha Verde Transmissora S.A. (long term)	BASA	196,557,491.05	201,432,202.32	194,787,280.36
Manaus Transmissora de Energia S.A. (long term)	BASA (FNO)	347,641,941.05	325,333,399.13	303,024,857.22
	BASA (FDA)	160,353,661.31	158,572,584.12	155,729,808.12
	BNDES	344,974,811.25	313,476,638.24	282,057,680.59
Transmissora Matogrossense de Energia. S.A. (long term)	BANCO DO BRASIL (FCO)	81,263,264.36	75,459,007.28	69,258,379.45
	BNDES	65,193,967.43	58,935,346.53	52,676,725.66
Brasventos Eolo Geradora de Energia S.A. (long term)	BNDES	114,877,990.94	106,573,557.86	98,269,124.78
Brasventos Miassaba 3 Geradora de Energia S.A. (long term)	BNDES	115,653,041.62	107,292,580.78	98,932,119.94
Rei dos Ventos 3 Geradora de Energia S.A.(long term)	BNDES	121,069,800.90	112,317,767.10	103,565,733.30
Norte Energia S.A. - TPU Belo Monte (long term)	BNDES	10,708,361,397	11,481,695,346	11,967,673,372
Norte Energia S.A. - TPU Belo Monte (long term)	CEF	5,672,747,566	6,135,076,493	6,473,226,581
Norte Energia S.A. - TPU Belo Monte (long term)	BTG	1,620,784,611	1,752,878,557	1,849,492,832
Transnorte Energia S.A.(bonds)	Itau BBA	-	-

14.Number of employees

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	21	18	19	5
6 to 10	236	239	240	236
11 to15	18	18	17	17
16 to 20	18	17	18	18
21 to 25	121	121	117	107
beyond 25	186	187	188	160
Total	600	600	599	543

123

Transmission

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	72	42	37	13
6 to 10	327	356	358	442
11 to15	57	57	60	60
16 to 20	42	42	41	49
21 to 25	159	158	157	174
beyond 25	446	447	444	491
Total	1,103	1,102	1,097	1,229

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	77	64	38	18
6 to 10	503	516	527	504
11 to15	8	8	9	9
16 to 20	16	16	15	8
21 to 25	304	301	298	286
beyond 25	458	462	462	436
Total	1,366	1,367	1,349	1,261

14.2.By region

State	1Q14	2Q14	3Q14	4Q14
Acre	133	133	134	135
Amazonas	11	12	14	14
Amapá	170	170	169	168
Maranhão	348	348	347	345
Mato Grosso	197	198	199	196
Pará	454	450	449	444
Rondônia	237	237	236	231
Roraima	48	48	48	48
São Paulo	37	36	36	37
Tocantins	54	54	54	53
Tucuruí	278	279	277	276
Distrito Federal	1,102	1,104	1,082	1,086
Total	3,069	3,069	3,045	3,033

14.3.By departments

Department	1T14	2T14	3T14	4T14
Administrative	1,031	1,702	1,696	1,261
Field	2,493	1,367	1,349	1,772
Total	3,524	3,069	3,045	3,033

15.Complementary work force

Operational	1Q14	2Q14	3Q14	4Q14
Personnel	380	399	394	382

16.Turn-over - %

1Q14	2Q14	3Q14	4Q14
0.23	0.05	0.29	0.28

124

Balance Sheet

(R$ thousand)

Assets	12.31.14	12.31.13
Current Assets
Availabilities	18,361	6,917
Clients (Consumers and Resellers)	254,200	107,608
Loans and Financing	-	-
Marketable securities	81,680	33,190
Deferred Fiscal Assets (Taxes and Contribution)	17,682	44,756
Income tax and Social Contribution	55,916	25,669
Reimbursement Right - CCC (12,111 Law)	-	-
Stored Material	57,564	129,133
Storage of Nuclear fuel	340,319	343,730
Financial Asset	-	-
Other	33,221	39,165
	858,943	730,168
Non-Current Assets
Clients (Consumers and Resellers)	-	-
Loans and Financing	-	-
Marketable securities	-	-
Deferred Fiscal Assets (taxes and Contributions)	-	-
Income tax and Social Contribution	-	-
Reimbursement Right – CCC (12,111 law)	-	-
Linked deposits	60,206	45,650
Stored Nuclear fuel	661,489	507,488
Other	364,955	303,881
Advance for equity participation	-	-
	1,086,650	857,019
Investment	-	-
Fixed Asset	10,511,388	9,263,371
Intangible	58,139	48,344
Non-Current Assets Total	11,656,177	10,168,734
Total Assets	12,515,120	10,898,902

125

Liabilities and Stockholders’ Equity	12.31.14	12.31.13
Current Liabilities
Suppliers	403,163	159,114
Loans and financing - Principal	1,088,456	257,141
Loans and financing - Charges	12,924	6,183
Taxes and social contributions	51,423	67,363
Income tax and Social Contribution	-	-
Advance from clients (Energy sell in advance)	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated Obligations	271,099	76,878
Provision for contingencies	-	-
Post-employment benefits (Complementary Pension Fund)	11,832	8,587
Onerous Contracts	-	-
Sector charges (regulatory taxes)	-	-
Incentive to personnel retirement	31,649	49,857
Others	115,665	59,933
	1,986,211	685,056
Non-Current Liabilities
Suppliers	-	-
Loans and Financing - Principal	4,044,862	2,964,709
Taxes and Social Contribution	-	-
Income tax and Social Contribution	-	-
Advance from Clients	-	-
Estimated Obligations	60,003	-
Provision for Contingencies	155,408	95,004
Provision for onerous contaract	-	-
Post-Employment Benefit (Complementary Pension Fund)	47,929	44,135
Leasing	-	-
Sectorial Charges (regulatory taxes)	-	-
Demobilization of asset obligation	1,314,480	1,136,342
Advance for future capital increase	-	-
Others	109,752	139,159
	5,732,434	4,379,349
Stockholders’ Equity
Social capital	6,607,258	6,607,258
Capital Reserves	-	-
Profit Reserves	-	-
Additional Proposed Dividend	-	-
Accrued profit/losses	-1,759,129	-758,527
Other comprehensive income	-51,654	-14,234
Non-controlling shareholders participation	-	-
Stockholders’ Equity Total	4,796,475	5,834,497
Total Liabilities and Stockholders’ Equity	12,515,120	10,898,902

126

Statement of Income

(R$ thousand)

	12.31.14	12.31.13
Operating Revenue
Supply	2,192,242	1,941,502
Other Operating Revenue	220	233
Deductions to the Revenue	-265,700	-223,736
Net Operating Revenue	1,926,762	1,717,999
.
Operating Costs
Charges over the use of electric grid	-65,867	-53,807
Fuel for electric energy production - CCC	-308,605	-298,790
Operating expenses
Personnel, Material and Third-part related Service	-1,114,032	-869,639
Depreciation and Amortization	-360,440	-344,604
Donations and Contributions	-	-
Provisions	-682,299	-657,114
Realignment Headcount Plan	-219,299	-
Others	-70,419	-84,685
Operating Cost and Expenses	-2,820,961	-2,308,639
Operating Result before Financial Result	-894,199	-590,640
Financial result	-83,859	-72,576
Income before Income tax and Social Contribution	-978,058	-663,216
.
Current Income tax and Social contribution	-22,544	-6,906
Deferred Income tax and Social Contribution	-	-18,413
Net income for the period	-1,000,602	-688,535

127

Cash Flow

(R$ thousand)

Cash Flow	12.31.14	12.31.13
OPERATING ACTIVITIES
Profit/Loss before income tax and social contribution	-978,058	-663,216
Depreciation and amortization	360,440	344,604
Net monetary and currency variations	-3,245	31,966
Financial charges	46,501	37,108
Equity Equivalency Result	0	0
Provision for uncovered liability	0	0
Provision for credits of questionable liquidation	0	0
Provision for contingencies	60,218	21,791
Provision for staff realignment	219,299	0
Impairment	557,834	532,509
Global reversal reserve charges	0	0
Adjustment to present value / market value	79,145	46,226
Minority Participation in the Results	0	0
Charges on shareholders funds	0	0
Revenue of financing assets - IRR	0	0
Derivative financial instruments	0	0
Others	354,532	377,050
Variation in operating assets / liabilities	-407,578	-354,698
Cash generated in operating activities	289,088	373,340

Financial charges paid	-96,155	-75,558
Payment of global reversal reserve charges	0	0
Financial charges received	0	0
Remuneration received from equity participation	0	0
Financial asset revenue by RAP	0	0
Receiving compensation for financial asset	0	0
Payment of income tax and social contribution	-55,916	-50,988
Payment of pension fund	0	0
Lawsuits payment	0	0
Legal deposits	-20,509	-3,373
Net cash operating activities	116,508	243,421

FINANCING ACTIVITIES
Loans and financing obtained	1,785,433	739,969
Loans and financing payable – principal	-51,929	-59,116
Payment of Shareholders remuneration	0	0
Payment on refinancing of taxes and contributions - Principal	0	0
Receipt of Advance for future Capital Increase	0	0
Others	0	0
Net financing activities	1,733,504	680,853

INVESTMENT ACTIVITIES
Acquisition of fixed asset	-1,767,433	-1,512,129
Acquisition of intangible asset	-20,326	-17,776
Acquisition of Concession asset	0	0
Advance for future capital increase	0	0
Acquisition of equity participation	0	0
Others	-50,809	481,194
Net cash investment activities	-1,838,568	-1,048,711

Increase (decrease) in cash and cash equivalent	11,444	-124,437

Cash and cash equivalent – beginning of period – 12/31/13	6,917	131,354
Cash and cash equivalent – end of period – 12/31/14	18,361	6,917
	11,444	-124,437

128

Analysis of the result

4Q14 x 3Q14

The Company presented the 4Q14 a result 3,100.8% lower than the one reported in the previous quarter, from a net profit of R$ 17.3 million in 3Q14 to a net loss of R$ 520.5 million in 4Q14, mainly due to factors described below.

Operating Revenue

In generation:

The electric energy supply increased by 10.5%, from R$ 519.4 million in 3Q14 to R$ 573.8 million in 4Q14, mainly due to the higher amount of energy sold in the period.

Operating Expense

The personnel expenses, materials and third-part related services increased by 8.6%, from R$ 311.6 million in 3Q14 to R$ 338.3 million in 4Q14, mainly due to expenses related to the early retirement program occurred in the period with the dismissals.

The fuel for electric energy production increased by 42.4% from R$ 61.9 million in 3Q14 to R$ 88.1 million in 4Q14, mainly due to higher energy generation in 4Q14.

The expenditures with the Early Retirement Program increased by 62.5%, from R$ 53 million in 3Q14 to R$ 86.1 million in 4Q14, mainly due to the greater quantity of employees off the 4Q14.

The operational provisions increased by 5,038%, from a provision of R$ 12.2 million in 3Q14 to a provision of R$ 602 million in 4Q14, mainly due to the register of impairment related to plant Angra 3 in the amount of R$ 558 million.

Financial Result

The debt charges increased by 164.4%, from R$ 8.1 million in 3Q14 to R$ 21.4 million in 4Q14, mainly due to new loans from Eletrobras.

The net exchange rate changes increased by 2,070.8%, from R$ 2.2 million in 3Q14 to R$ 48.6 million in 4Q14, mainly due to the appreciation of the dollar that positively impacted the advance purchase of equipment held by the company.

129

Market Data

1.Generation Assets and Energy generated

Unit	Installed Capacity (MW)	Guaranteed energy (Avg MW)	Energy generated (MWh)				Total 2014
			1Q14	2Q14	3Q14	4Q14
Angra I	640	509,8	1,299,694	842,821	1,427,505	1,419,553	4,989,573
Angra II	1,350	1,204.7	2,939,049	2,926,158	1,586,080	2,992,387	10,443,674
Total	1,990	1,714.5	4,238,744	3,768,980	3,013,586	4,411,940	14,433,249

Unit	Location (State)	Beginning of Operation	End of Concession = Useful EconomicLife
Angra I	Rio de Janeiro	Jan/85	Dec/24
Angra II	Rio de Janeiro	Sep/00	Aug/39

2.Electric energy purchased for resale  - N/A

3.Energy sold

Buyer	Sale model	1Q14		2Q14		3Q14		4Q14		2014
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-	-	-
	B	15.8	109,906	15.4	97,531	14.7	77,873	16.8	114,113	62.7	399,423
Others	A	-	-	-	-	-	-
	B	542.3	3,765,422	526.6	3,341,422	504.6	2,667,960	581.0	3,939,555	2,154.5	13,714,359
Total	A	-	-	-	-	-	-
	B	558.1	3,875,328	542	3,438,953	519.3	2,745,833	597.8	4,053,668	2,217.2	14,113,782

A - Through auction

B - Through free market agreements or bilateral contracts

4.CCEE settlement (Spot and MRE) – N/A

5.Fuel used to produce electricity

Type	1Q14		2Q14		3Q14		4Q14		2014
	Kg	R$ Million	Kg	R$ Million	Kg	R$ Million	Kg	R$ Million	Kg	R$ Million
Uranium	72,101	85.1	59,990	73.5	56,551	61.9	67,030	88.1	255,672	308.6

6.Losses in generation - %

1Q14	2Q14	3Q14	4Q14	2014
2.11	2.38	2.12	2.03	2.09

7.Average price– R$/MWh

1Q14	2Q14	3Q14	4Q14	2014
143.76	157.69	189.12	147.33	157,09

8.Extension of transmission lines - Km – N/A

9.Transmission losses - % - N/A

130

10.Main investments– R$ million

Project	1Q14	2Q14	3Q14	4Q14	Budget 2014
Generation
Angra 1 and 2 (Maintenance)	29,735.3	36,269.5	58,567.0	68,703.7	405,743.7
Angra 3	155,198.4	532,649.9	279,737.9	808,934.1	2,110,817.6
Others*	9,602.7	2,355.7	2,291.5	2,996.3	45,253.6
Total	194,536.4	571,275.1	340,596.4	880,634.1	2,561,814.9

11.New investments

Generation

Unit	Location (State)	Investiment (R$ million)		Installed capacity - MW	Guaranteed energy (MW)	Beginning of Operation	Beginning of construction	End of Concession
		Total	Up to 4Q14
Angra 3	RJ - Angra dos Reis	14,882 **	5,912.3	1,405	1,214.2	Dec/18	Jul/08	Dec/58*

* There is no Operation license yet for Angra 3. 40 years the same for Angra 2.

** Only direct costs

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Balance 12.31.14	Date Due	Index
Eletrobras	1,083.6	1,062.2	1,048.0	1,033.9	01.30.2038	5%p.y./UFIR
Eletrobrás	-	-	-	445.4	09.30.2022	119.5% Tax DI Over
BNDES	2,118.8	2,260.6	2,358.3	2,629.5	06.15.2036	1.72%p.y.+TJLP
CEF	264.0	760.8	773.6	1,037.4	06.30.2015	6.7% p.y.

Foreign currency – FC– N/A

13.Contracts

13.1.Loans and financing – R$ million

Loans and financing	2015	2016	2017	2018	2019	2020	After2020	Total (LC + FC)
By activity	1,101.2	99.9	180.2	212.6	220.6	226.6	3,105.1	5,146.2
Generation	1,101.2	99.9	180.2	212.6	220.6	226.6	3,105.1	5,146.2
By creditor	1,101.2	99.9	180.2	212.6	220.6	226.6	3,105.1	5,146.2
Eletrobras	56.6	65.9	108.4	135.7	138.1	138.1	836.5	1,479.3
BNDES	7.2	34.0	71.8	76.9	82.5	88.5	2,268.6	2,629.5
CEF	1,037.4	-	-	-	-	-	-	1,037.4

131

14.Number of employees

14.1.By tenure

Generation

Tenure in years	1Q14	2Q14	3Q14	4Q14
Up to 5	397	416	412	399
6 to 10	345	351	330	322
11 to15	304	306	337	348
16 to 20	166	166	165	160
21 to 25	126	126	117	84
beyond 25	504	501	449	394
Total	1,842	1,866	1,810	1,707

Administration

Tenure in years	1Q14	2Q14	3Q14	4Q14
Up to 5	148	149	147	146
6 to 10	137	139	136	133
11 to15	59	60	66	68
16 to 20	10	11	11	11
21 to 25	79	79	65	35
beyond 25	280	282	245	163
Total	713	720	670	556

14.2.By region

State	Number of employees
	1Q14	2Q14	3Q14	4Q14
Rio de Janeiro	2,550	2,581	2,475	2,261
Distrito Federal	05	05	05	02

14.3.By departments

Departments	Number of employees
	1Q14	2Q14	3Q14	4Q14
Field	1,842	1,866	1,810	1,707
Administrative	713	720	670	556

15.Complementary work force - N/A

16.Turn-over - %

1Q14	2Q14	3Q14	4Q14	2014
0.0043	0.0081	0.0284	0.0505	0.0919

132

Balance Sheet

(R$ thousand)

Assets	Consolidated
	12.31.14	12.31.13
Current Assets
Availabilities	26,960	773,711
Clients (Consumers and resellers)	188,497	246,241
Financing and Loans	1,400	1,339
Marketable Securities	143,798	-
Dividends to Receive (Remuneration from equity participations)	4,715	2,057
Fiscal Assets Deferred (Taxes and Contributions)	17,340	28,675
Income Tax and Social Contribution	39,260	41,407
Linked Deposits	127,739	25,671
Stored Material	35,133	35,745
Financial Asset	64,349	62,760
Receivable 12,783/13 Law	420,730	391,107
Others	100,800	64,674
Total Current Assets	1,170,721	1,673,387
.
Non-Current Assets
Clients (Consumers and resellers)	521,710	374,261
Financing and Loans	4,113	5,375
Marketable Securities	174	143
Fiscal Assets Deferred (Taxes and Contributions)	28,738	25,901
Income Tax and Social Contribution	-	161,226
Derivatives	-	-
Reimbursement Rights – CCC (12,111 law)	-	-
Linked Deposits	155,209	139,224
Financial Asset – Annual Allowed Revenue (transmission)	2,087,925	2,088,177
Receivables 12,783/13 Law	-	228,146
Others	101,756	1,198
Advances for equity participation	503,987	208,629
	3,403,612	3,232,280
INVESTMENTS	2,826,445	2,468,677
FIXED	2,616,344	2,378,241
INTANGIBLE	171,575	180,261
Non-Current Assets Total	9,017,976	8,259,459
Assets Total	10,188,697	9,932,846

133

Liabilities and Stockholders’ Equity	Consolidated
	12.31.14	12.31.13
Current Liabilities
Suppliers	76,685	62,863
Loans and financing	290,344	389,167
Bonds	255,159	-
Taxes and Social Contributions	59,024	53,373
Income tax and Social Contribution	335	103
Derivatives	-	-
Advance from consumers (Energy sell in advance)	-	-
Remuneration to shareholders (dividends to pay)	9,307	63,466
Estimated obligations	78,621	84,102
Provisions for contingencies	-	-
Post-employment benefit (Supplementary Pension Fund)	2,171	11,733
Onerous Contracts	-	-
Concessions to pay - UBP	2,084	1,977
Sectorial Charges (regulatories fees)	41,868	32,685
Incentive for personnel retirement	-	-
Others	136,633	176,063
Total of current Liabilities	952,231	875,532

Non-Current Liabilities
Suppliers	-	-
Loans and financing - principal	3,315,064	2,800,672
Taxes and Social Contributions	56,759	72,400
Income tax and Social Contribution	29,064	-
Advance from consumers (Energy sell in advance)	-	-
Estimated obligations	13,397	20,638
Provisions for contingencies	74,933	55,903
Provisions for uncovered liabilities on invested companies	97,449	-
Provision for Onerous Contracts	-	427,746
Post-employment benefit (Supplementary Pension Fund)	160,551	67,174
Leasing	-	-
Concessions to pay - UBP	23,938	22,814
Advance for future capital increase	63,985	59,284
Incentive for personnel retirement	-	-
Others	118,278	24,216
Non-Current Total	3,953,418	3,550,847

Stockholders’ Equity
Social Capital	4,295,250	4,295,250
Capital reserve	-	-
Profit reserve	1,074,209	1,072,411
Additional proposed dividends	25,623	188,660
Accumulated Profit/Losses	-	-
Others comprehensive Results	-126,391	-63,387
Non-Controlling shareholders participation	14,357	13,533

Total Stockholders’ Equity	5,283,048	5,506,467

Total Liabilities and Stockholders’ Equity	10,188,697	9,932,846

134

Statement of Income

(R$ thousand)

	Consolidated
	12.31.14	12.31.13
Operating Revenue
Generation
Supply for Distributors	325,497	-
Supply	-	289,280
Short Term Electric Energy	46,058	48,516

Transmission
O&M Revenue Renewed Lines	497,480	430,595
O&M Revenue	93,520	84,045
Construction Revenue – Transmission	59,820	117,925
Return on Investment - T	206,377	175,808
Others Operating Revenues	27,613	51,415

Deductions to Revenue	-137,708	-113,142
Net Operating Revenue	1,118,657	1,084,442

Operating Costs
Electric Energy purchased for resale	-62,677	-41,864
Charges over the electric energy network usage	-13,601	-17,242
Fuel for electric energy production - CCC	-	-
Construction Cost	-59,820	-117,925
Operating Expenses
Personnel, Material and Third-part services	-472,497	-491,378
Remuneration and Reimbursement	-9,139	-8,607
Depreciation and Amortization	-125,941	-91,809
Donations and Contributions	-5,541	-4,743
Provisions	352,162	234,545
Others	-13,833	-50,101
Operating Costs and Expenses	-410,887	-589,124

Equity Participation Results	-319,232	-20,778
Operating Result before Financial result	388,538	474,540

Financial Result	-123,682	-84,193
Result before Income tax and Social Contribution	264,856	390,347

Current Income tax and Social Contribution	-3,184	-32,970
Deferred Income tax and Social Contribution	-222,500	-90,114
Net Profit of the period	39,172	267,263

135

Cash Flow - Consolidated

(R$ thousands)

Cash Flow	12.31.14	12.31.13
Operating Activities
Income before income tax, social contribution	264,856	390,347
Depreciation and amortization	125,941	92,575
Monetary / Exchange net variation	-38,394	4,302
Financial Charges	190,642	163,074
Equity method result	416,682	20,778
Provision for uncovered liability	0	0
Provision for credits of questionable liquidation	-557	36
Provision for contingencies	-5,083	-27,819
Provision for realignment of staff plan	196	13,147
Provision for impairment	-57,610	247,578
Provision for onerous contract	-407,893	-502,531
Charges of reversal global reserve	0	0
Adjustment to present value / market value (sum to Others item)	4,260	-6,536
Minority participation in the result	0	0
Charges on shareholders funds	25,449	5,131
Revenue of Financial Asset by IRR	-206,377	-175,808
Derivatives	0	0
Others	-563,319	-437,861
Increase/Decrease in operating assts/liabilities	-259,756	81,668
Cash from operating activities	-510,963	-131,919

Payment of financing charges	-252,084	-244,520
Payment of charges of reversal global reserve	0	0
Financial charges receiving	448	566
Receiving of investment remuneration on equity participation	7,725	12,902
Receiving of annual allowed revenue (financial asset)	842,071	755,900
Receiving of indemnities of financial asset	311,447	1,504,383
Payment of income tax and Social Contribution	-21,231	-32,095
Payment of complementary pension fund	0	0
Payment of lawsuit contingencies	0	-21,995
Lawsuits deposits	-20,710	-4,106
Net cash from operating activities	356,703	1,839,116

Financing Activities
Loans and Financing obtained	974,207	595,578
Payment of loans and Financing - Principal	-400,355	-266,893
Payment to shareholders	-279,195	-70,135
Payment of refinancing of taxes and social contributions - principal	-18,633	-31,751
Receiving of future capital increase	0	0
Others	-11,828	-10,843
Net cash from financing activities	264,196	215,956

Investment Activities
Fixed Asset Acquisition	-332,632	-154,246
Intangible Asset Acquisition	-3,548	-1,673
Concession Asset Acquisition	-59,820	-117,925
Concession of cash in advance for future capital Increase	-554,807	-374,849
Acquisition/Contribution of Capital in equity participation	-416,843	-843,656
Others	0	0
Net cash from Investment Activities	-1,367,650	-1,492,349

Increase (decrease) in cash and cash equivalent	-746,751	562,723

Cash and cash equivalent – beginning of period - 12/31/13	773,711	210,988
Cash and cash equivalent – end of period – 12/31/14	26,960	773,711
	-746,751	562,723

136

Analysis of the result

4Q14 x 3Q14

The Company presented in 4Q14 a net loss 157.5% lower than reported in the previous quarter, from R$ 42 million in 3Q14 to R$ 107 million in 4Q14, mainly due to the factors described below.

Operating Revenue

In Generation:

The short-term energy increased by 919.4%, from R$ 4 million in 3Q14 to R$ 37 million in 4Q14, mainly due to higher volume of energy traded in CCEE. This energy comes from the Power Purchase Agreement - PPA signed with SPS ESRB, which the company has a 20% stake.

In Transmission:

The transmission segment revenues (operation and maintenance) remained at the same level as the previous quarter.

The construction revenue showed an increase of 134.5%, from R$ 13 million in 3Q14 to R$ 31 million in 4Q14, which has correspondence of equal value in the construction expense, not affecting net income of the company.

Operating Expenses

The personnel expenses increased by 13.8%, from R$ 119.5 million in 3Q14 to R$ 136.1 million in 4Q14, mainly due to the increase on the agreement on the company's operating policy as retroactive indemnities payments and does not constitute future increase in expenses such as the recognition of pension provision in the 4Q14.

The electric energy purchased for resale showed an increase of 84.5% from R$ 16 million in 3Q14 to R$ 29 million in 4Q14, mainly due to purchased energy of HPU Jirau, mentioned above.

The operational provisions fell by 66%, from R$ 110 million in 3Q14 to R$ 37 million in 4Q14, mainly due to recognition of onerous contracts reversals in the amount of R$ 108 million in 3Q14, partially offset by the reversal of impairment of R$ 58 million in 4Q14.

Financial Result

The net financial result increased by 133.7%, from an expense of R$ 31 million in 4Q14 to an expense of R$ 71 million in 4Q14, mainly due to uptake of the order loans of R$ 723 million, burdening the cost of charges debt and financial transaction tax - IOF.

137

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Plant	Installed Capacity (MW)	Guaranteed energy (MW Average)	Energy generated (MWh)
			1Q14	2Q14	3Q14	4Q14	2014
HPU Passo São João	77.00	41.10	67,052.70	119,228.20	143,053.76	132,251.75	461,586.41
HPU Mauá*	177.9	96.90	186,075.20	253,601.70	302,507.46	310,219.74	1,052,404.11
HPU São Domingos	48.00	36.40	50,819.70	48,277.80	48,202.47	47,390.41	194,690.40
SHU Barra do Rio Chapéu	15.15	8.61	13,740.00	18,764.00	14,723.88	13,081.29	60,309.18
SHU João Borges	19.00	10.14	12,760.30	25,586.70	19,297.30	22,043.24	79,687.54
WPP Cerro Chato I	30.00	11.00	22,236.20	24,042.30	28,611.65	22,482.89	97,373.03
WPP Cerro Chato II	30.00	11.00	23,209.40	25,445.50	30,441.54	24,666.74	103,763.19
WPP Cerro Chato III	30.00	11.00	22,391.00	24,640.50	29,583.30	24,451.09	101,065.88
Megawatt Solar	0.93	-	-	34.64	171.52	305.80	510.96

* The reported values refer to the Company's interest in the project ( Consorcio Maua 49% Eletrosul).

Plant	Location (State)	Beginning of Operation	End of Operation
HPU Passo São João	RS	Mar/12	Aug/41
HPU Mauá*	PR	Nov/12	Jul/42
HPU São Domingos	MS	Jun/13	Dec/37
SHU Barra do Rio Chapéu	SC	Feb/13	May/34
SHU João Borges	SC	Jul/13	Dec/35
WPP Cerro Chato I	RS	Nov/11	Aug/45
WPP Cerro Chato II	RS	Sep/11	Aug/45
WPP Cerro Chato III	RS	Jun/11	Aug/45
Megawatt Solar	SC	Sep/14	-

* Mauá Consortium (49% Eletrosul)

1.2.SPE

SPE	Plant	Installed Capacity MW	Guaranteed energy MW Average	Energy generated (MWh)
				1Q14	2Q14	3Q14	4Q14	2014
ESBR Participações S.A.	HPU Jirau*	3,750.0	2,184.6	289,282.53	730,294.27	1,028,828.00	1,602,518.00	3,650,922.80
WPP Livramento	WPP**	78.0	29.0	4,089.30	8,181.40	20,238.8	7,940.8	40,450.3

* The UHE Jirau is operating with 1,500 MW capacity.

** The wind farms refer to plants of the Holding Livramento , operating with 38 MW of installed capacity.

Plant	Participation %	Location (State)	Beginning of Operation	End of Concession
HPU Jirau	20	RO	Sep/13	Aug/43
WPP –Livramento Holding S/A	52.53	RS	Nov/13	Mar/47

138

2.Electric energy purchased for resale

2.1.Own assets

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	-	-	-	-
	R$ million	-	-	-	-
Others*	MWh	16,717.65	15,366.71	69,536.37	134,620.34	236,241.07
	R$ million	5.25	2.60	16.40	25.89	50.14
TOTAL	MWh	16,717.65	15,366.71	69,536.37	134,620.34	236,241.07
	R$ million	5.25	2.60	16.40	25.89	50.14

* Includes compensation Klabin (SHU Salto Mauá ) . As the Concession Agreement No. 001/2007 - MME- HPP Maua , Maua enterprise must reimburse to Klabin SA for the loss of generation in Hydroelectric Plant Salto Mauá .

2.2.SPE

Livramento Holding S.A.

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	17,176.7	47,403.70	42,181.63	27,193.68	133,955.71
	R$ million	11.537	27.363	25.702	18.645	83.25
Others	MWh	-	-	-	-	-
	R$ million	-	-	-	-	-
Total	MWh	17,176.7	47,403.70	42,181.63	27,193.68	133,955.71
	R$ million	11.537	27.363	25.702	18.645	85.80

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 Law(not from quotas)

Buyer	Sale model	1Q14		2Q14		3Q14		4Q14		2014
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-
	B	-	-	-	-
Others	A	76.0	454,414	69.5	417,141	73.9	429,127	76.4	452,019	295.8	1,752,701
	B*	7.3	59,728	7.4	58,000	7.5	61,374	7.5	61,252	29.7	240,354
Total	A	76.0	454,414	69.5	417,141	73.9	429,127	76.4	452,019	295.8	1,752,701
	B	7.3	59,728	7.4	58,000	7.5	61,374	7.5	61,252	29.7	240,354

A - Sale of energy in regulated enviroment.

B - Through free market agreements or bilateral contracts

*  Includes compensation Klabin (SHU Salto Maua) . As the Concession Agreement No. 001/2007 - MME- HPP Maua , Maua enterprise must reimburse the Klabin SA for the loss of generation in Hydroelectric Plant Salto Mauá.

139

3.1.2. Energy sold by enterprises affected by 12,783 Law – O&M – N/A

3.2.SPE

ESBR Participações S.A.

Buyer	Sale model	1Q14		2Q14		3Q14		4Q14		2014
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	3.2	32,900	8.3	88,100	12.7	126,204	18.2	183,578	41.8	430,774
	B	1.6	9,500	3.7	21,900	16.7	98,000	38.3	226,219	60.2	355,634
Others	A	28.2	299,400	76.5	799,600	112.6	1,146,325	159.7	1,598,318	376.9	3,843,624
	B	2.4	14,200	5.6	32,900	24.3	143,481	57.4	339,328	89.7	529,931
Total	A	31.4	332,300	84.8	887,700	124.7	1,272,529	177.9	1,781,896	418.8	4,274,425
	B	4.0	23,700	9.3	54,800	41.0	241,482	95.7	592,082	149.9	912,064
CCEE TOTAL		91.4	-66,756	97.6	-212,177	4.0	-485,182	45.5	-771,461	189.0	-1,050,394

A - Through auctions

B - Through free market contracts or bilateral contracts

Livramento Holding S.A.

Buyer	Sale model	1Q14		2Q14		3Q14		4Q14		2014
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	0.762	2,761.78	1.60	6,847.90	0.347	6,923.16	0.266	6,920.00	2.975	23,452.84
	B
Others*	A	6.290	22,781.82	13.203	56,488.10	2.868	57,108.84	2.194	57,083.00	24.555	193,461.76
	B
Total	A	7.053	25,543.60	14.804	63,336.00	3.216	64,032.00	2.460	64,003	27.533	216,914.60
	B

A - Through auctions

B - Through free market contracts or bilateral contracts

4.CCEE settlement (Spot and MRE – Regulated Market)

	Unit	1Q14	2Q14	3Q14	4Q14	2014
Net	R$ million	-10.33	-10.30	-0.04	40.50	19.82
	MWh	-117,100.99	52,020.60	169,390.74	230,675.27	334,985.63
	MWaverage	-54.19	23.82	76.72	104.52	150.87

5. Fuel used to produce electricity - N/A

6. Losses in generation - %

1Q14	2Q14	3Q14	4Q14	2014
3.31	3.35	3.16	2.94	3.20

 *Considered Basic Network and Internal losses.

7.Average price– R$/MWh

7.1.Own assets –enterprises not affected by 12,783 Law

1Q14	2Q14	3Q14	4Q14	2014
166.11	168.50	173.74	175.77	171.03

140

7.1.1 Own assets – enterprises renewed in accordance with  12,783 Law – O&M – N/A

7.2.SPE

SPE	1Q14	2Q14	3Q14	4Q14	2014
ESBR Participações S.A.	99.31	99.87	109.35	117.15	109.65
Livramento Holding S.A.	274.85	232.66	50.01	38.45	126.93

8.Extension of transmission lines – Km

8.1.Own assets

8.1.1.Transmission lines – Enterprises not affected by 12,783 law

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Blumenau – Biguaçu /Campos Novos	357.8	525	Sep/06	Mar/35
Salto Santiago/Ivaiporã	168.5	525	Out/05	Feb/34
Ivaiporã/Cascavel Oeste	203.4	525	Out/05	Feb/34
Campos Novos(SC)/Nova S.Rita(RS)	257.4	525	Mai/09	Apr/36
Sub/Total 525 kV	987.1
Coletora Porto Velho / P. Velho (RO)	44.0	500/230	Aug/12	Feb/39
Sub/Total 500/230 kV	44.0
Presidente Médice/Santa Cruz	237.4	230	Jan/10	Mar/38
Monte Claro /Garibaldi	33.5	230	Sep/13	Oct/40
Sub/Total 230 kV	270.9
Basic Network Total	1,302.0
General Total	1,302.0

8.1.1.2.Transmission lines – enterprises renewed in terms of the 12,783 law – O&M

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Areia/Bateias	220.3	525	Jun/00	Dec/42
Areia/Campos Novos	176.3	525	Sep/82	Dec/42
Areia/Curitiba	235.8	525	Jun/00	Dec/42
Areia/Ivaiporã	173.2	525	May/82	Dec/42
Areia / /Segredo	57.8	525	Aug/92	Dec/42
Blumenau / /Curitiba	135.7	525	Dec/83	Dec/42
Campos Novos / /Machadinho	50.2	525	Jan/02	Dec/42
Campos Novos / /Caxias	203.3	525	Dec/01	Dec/42
Caxias / /Gravataí	78.7	525	Dec/01	Dec/42
Caxias / /Itá	256.0	525	Feb/02	Dec/42
Curitiba –Bateias	33.5	525	Jun/00	Dec/42
Itá – Nova Santa Rita	314.8	525	Apr/06	Dec/42
Gravataí – Nova Santa Rita	29.1	525	Apr/06	Dec/42
Itá / /Machadinho	70.1	525	Jan/02	Dec/42
Itá / /Salto Santiago	186.8	525	Sep/87	Dec/42
Ivaiporã / /Londrina	121.9	525	Apr/88	Dec/42
Ivaiporã / /Salto Santiago	165.6	525	May/82	Dec/42
Ivaiporã Eletrosul / Ivaiporã Furnas	0.8	525	Sep/82	Dec/42
Ivaiporã Eletrosul / Ivaiporã Furnas	0.8	525	Feb/92	Dec/42
Ivaiporã Eletrosul / Ivaiporã Furnas	0.8	525	Jun/04	Dec/42
Salto Santiago //Segredo	60.9	525	Aug/92	Dec/42
Salto Santiago //Segredo	2.1	525	Aug/92	Dec/42
Areia / /Gov. Bento Munhoz	10.7	525	Sep/80	Dec/42
Areia / /Gov. Bento Munhoz	10.9	525	Aug/81	Dec/42
Cascavel D'Oeste /Guaíra	126.2	525	Apr/01	Dec/42
Campos Novos / /Machadinho 2	39.9	525	Jan/02	Dec/42
Ivaiporã / /Londrina 2	122.1	525	Apr/88	Dec/42
Itá / /Salto Santiago 2	187.6	525	Sep/87	Dec/42
Sub/Total 525 kV	3,071.9

141

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Anastácio – Dourados	210.9	230	Aug/94	Dec/42
Areia / Ponta Grossa Norte	181.6	230	Oct/76	Dec/42
Areia / Salto Osório	156.3	230	Jan/77	Dec/42
Areia / Salto Osório	156.2	230	Dec/76	Dec/42
Areia / São Mateus do Sul	129.0	230	Jul/90	Dec/42
Assis / Londrina Copel	114.3	230	Mar/79	Dec/42
Blumenau –Jorge Lacerda B	129.5	230	Oct/80	Dec/42
Biguaçu – Blumenau 2	116.4	230	Jun/79	Dec/42
Blumenau – Itajaí	37.5	230	Jan/02	Dec/42
Blumenau – Itajaí	37.5	230	Mar/02	Dec/42
Blumenau – Joinville	67.0	230	Sep/79	Dec/42
Blumenau – Joinville Norte	72.8	230	Apr/79	Dec/42
Blumenau – Palhoça	133.9	230	Jan/84	Dec/42
Campo Mourão / Apucarana	114.5	230	Feb/76	Dec/42
Campo Mourão /Maringá	79.9	230	Feb/76	Dec/42
Campo Mourão /Salto Osório 1	181.2	230	Feb/76	Dec/42
Campo Mourão /Salto Osório 2	181.3	230	May/76	Dec/42
Canoinhas /São Mateus do Sul	47.7	230	Feb/88	Dec/42
Cascavel /Cascavel D'Oeste	9.9	230	Apr/01	Dec/42
Caxias / Caxias 5	22.5	230	Jun/09	Dec/42
Curitiba –Joinville	99.7	230	Jun/77	Dec/42
Curitiba /São Mateus do Sul	116.7	230	Jul/90	Dec/42
Farroupilha /Caxias 5	17.9	230	Oct/05	Dec/42
Monte Claro – Passo Fundo	211.5	230	Sep/04	Dec/42
Farroupilha /Monte Claro	31.0	230	Sep/04	Dec/42
Farroupilha /Monte Claro2	31.0	230	Sep/04	Dec/42
Monte Claro – Nova Prata	30.9	230	Sep/04	Dec/42
Jorge Lacerda A /Jorge Lacerda	0.8	230	Dec/79	Dec/42
Jorge Lacerda "B"/ Palhoça	120.6	230	Aug/05	Dec/42
Jorge Lacerda / Siderópolis 1	49.4	230	Jun/79	Dec/42
Jorge Lacerda / Siderópolis 2	47.3	230	Aug/79	Dec/42
Londrina(Eletrosul) / Assis	156.5	230	May/05	Dec/42
Londrina(Eletrosul) / Maringá	95.3	230	May/05	Dec/42
Londrina – Apucarana	40.4	230	Apr/88	Dec/42
Londrina Eletrosul / Londrina Copel	31.6	230	Apr/88	Dec/42
Atlândida 2 / Osório 2	36.0	230	May/07	Dec/42
Passo Fundo / Nova Prata 2	199.1	230	Nov/92	Dec/42
Passo Fundo – Xanxerê	79.3	230	May/75	Dec/42
Passo Fundo – Xanxerê	79.2	230	Nov/79	Dec/42
Passo Fundo / Passo Fundo 1	0.4	230	Mar/73	Dec/42
Passo Fundo / Passo Fundo 2	0.4	230	May/73	Dec/42
Salto Osório / Pato Branco	85.9	230	Dec/79	Dec/42
Salto Osório – Xanxerê	162.0	230	Oct/75	Dec/42
Salto Osório / Salto Osório (1 a 6)	2.2	230	Nov/75	Dec/42
Lajeado Grande / Forquilhinha	116.5	230	Sep/03	Dec/42
Lajeado Grande / Caxias 5	65.6	230	Oct/05	Dec/42
Xanxerê / Pato Branco	79.6	230	Dec/79	Dec/42
Joinville / Vega do Sul 1	44.1	230	Nov/02	Dec/42
Joinville / Vega do Sul 2	44.1	230	Nov/02	Dec/42
Gravataí 2/ / Gravataí 3	2.1	230	Nov/07	Dec/42
Complexo Industrial Automotivo Gravataí /Gravataí 3	2.1	230	Dec/07	Dec/42
Jorge Lacerda A / Jorge Lacerda B 2	0.8	230	Oct/07	Dec/42
Jorge Lacerda B / Jorge Lacerda C 1	0.5	230	Feb/97	Dec/42
Jorge Lacerda B / Jorge Lacerda C 2	0.5	230	Feb/97	Dec/42
Biguaçu –Palhoça	2.7	230	Oct/08	Dec/42
Biguaçu –Palhoça (Circuito Duplo)	17.7	230	Oct/08	Dec/42
Biguaçu – Desterro Circiuto Duplo	17.7	230	Dec/08	Dec/42
Biguaçu – Desterro (Continente)	21.0	230	Dec/08	Dec/42
Biguaçu – Desterro (Marítimo)	4.3	230	Dec/08	Dec/42
Biguaçu – Desterro (Ilha)	13.6	230	Dec/08	Dec/42
Curitiba /Joinville Norte (Circuito Duplo)	1.0	230	Nov/76	Dec/42
Curitiba /Joinville Norte (Circuito Simples)	95.4	230	Nov/76	Dec/42
Joinville – Joinville Norte (Circuito Duplo)	1.0	230	Nov/76	Dec/42
Joinville – Joinville Norte (Circuito Simples)	4.3	230	Nov/76	Dec/42

142

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Dourados –Guaíra (Estaiada)	209.6	230	Nov/91	Dec/42
Dourados –Guaíra (Circiuto Duplo)	16.9	230	Nov/91	Dec/42
Atlântida 2/Gravataí 3	64.2	230	Apr/08	Dec/42
Atlântida 2/Gravataí 3 (Circuito Duplo)	36.0	230	Apr/08	Dec/42
Livramento / Rivera	1.9	230	Jan/01	Dec/42
El Dorado / Guaíra	16.9	230	Oct/82	Dec/42
Siderópolis / Forquilhinha	27.6	230	Oct/11	Dec/42
Campos Novos / Barra Grande	34.6	230	Sep/05	Dec/42
Sub/Total 230 kV	4,847.3
Blumenau / Ilhota	40.2	138	Oct/88	Dec/42
Campo Grande / Mimoso 2	108.3	138	Oct/83	Dec/42
Biguaçu – Camboriú – Morro do Boi	50.3	138	Feb/02	Dec/42
Biguaçu – Florianópolis	19.5	138	Feb/02	Dec/42
Campo Grande / Mimoso 3	108.3	138	Sep/83	Dec/42
Campo Grande / Mimoso 4	108.3	138	Sep/83	Dec/42
Dourados das Nações / Ivinhema	94.7	138	Dec/83	Dec/42
Florianópolis / Itajaí Fazenda	58.4	138	Oct/90	Dec/42
Florianópolis / Palhoça 1	9.6	138	Nov/83	Dec/42
Florianópolis / Palhoça 2	9.6	138	Nov/83	Dec/42
Blumenau / Gaspar	29.0	138	Sep/89	Dec/42
Ilhota – Picarras	14.8	138	Apr/94	Dec/42
Ilhota / Itajaí 1	7.9	138	Mar/02	Dec/42
Ilhota / Itajaí 2	7.9	138	Jan/02	Dec/42
Itajaí / Camboriú Morro do Boi	13.3	138	Feb/02	Dec/42
Itajaí / Itajaí Fazenda	5.4	138	Mar/02	Dec/42
Ivinhema / Porto Primavera	91.0	138	Mar/82	Dec/42
Jorge Lacerda A / Imbituba	45.7	138	Oct/80	Dec/42
Jorge Lacerda A / Palhoça	108.6	138	Oct/83	Dec/42
Joinville / Joinville Santa Catarina	11.0	138	Oct/99	Dec/42
Joinville Santa Catarina / Picarras	50.0	138	Oct/99	Dec/42
Jupiá – Mimoso 2	218.7	138	Feb/92	Dec/42
Jupiá – Mimoso 3	218.7	138	Jan/82	Dec/42
Jupiá – Mimoso 4	218.7	138	Jan/82	Dec/42
Palhoça – Imbituba	74.0	138	Oct/83	Dec/42
Anastácio / Aquidauana 1	11.1	138	Nov/06	Dec/42
Anastácio / Aquidauana 2	11.1	138	Nov/06	Dec/42
LI Araquari/Joinville GM	19.3	138	May/12	Dec/42
Biguaçu/ Florianópolis 2	19.5	138	May/11	Dec/42
Ilhota/Araquari Hyosung	47.7	138	Sep/11	Dec/42
Ilhota/Gaspar	11.2	138	Oct/88	Dec/42
Joinville/Joinville GM	8.7	138	May/12	Dec/42
Sub/Total 138 kV	1,850.5
Conversora de Uruguaiana / Passo de Los Libres	12.5	132	Sep/94	Jul/21
Salto Osório / Salto Santiago	56.2	69	Oct/78	Dec/42
Sub/Total (132 and 69 kV)	68.7
Basic Network Total	7,919.2
General Total	9,838.4

143

8.1.2.Substations

8.1.2.1. Substations  – enterprises not affected by 12,783 law

Substations	Transformation Capacity	Location	Beginning of Operation	End of Operation
SS – Missões	150	RS	Nov/10	Jan/39
SS – Biguaçu	1,344	SC	Abr/08	Mar/35
SS – Foz do Chapecó *	100	RS	Dez/12	Out/40
SS – Caxias 6	330	RS	Ago/12	Out/40
SS – Ijuí 2	166	RS	Abr/13	Out/40
SS – Lageado Grande *	75	RS	Nov/12	Out/40
SS – Nova Petrópolis 2	83	RS	Nov/12	Out/40
SS – Coletora Porto Velho	800	RO	Ago/12	Fev/39
SS Biguaçu –ampliação	150	SC	Out/12	Dez/42
SS Tapera 2 - ampliação	83	RS	Nov/12	Dez/42
SS Joinville Norte - ampliação	150	SC	Set/13	Dez/42
SS Nova Santa Rita –ampliação	672	RS	Dez/13	Dez/42
Total	4,103

* Transormers installed in third-part related substations

8.1.2.2. Substations  – enterprises renewed in terms of 12,783 law – O&M

Substations	Transformation capacity	Location	Beginning of Operation	End of Operation
SS - Campos Novos	2,466	SC	Sep/1982	Dec-42
SS – Caxias	2,016	RS	Dec/2001	Dec-42
SS – Gravataí	2,016	RS	Sep/1982	Dec-42
SS - Nova Santa Rita	2,016	RS	Aug/2009	Dec-42
SS – Blumenau	1,962	SC	Apr/1979	Dec-42
SS – Curitiba	1,344	PR	Oct/1980	Dec-42
SS – Londrina	1,344	PR	Apr/1988	Dec-42
SS - Santo Ângelo	1,344	RS	Dec/1999	Dec-42
SS – Biguaçu	300	SC	Apr/2008	Dec-42
SS – Joinville	691	SC	Nov/1974	Dec-42
SS – Areia	672	PR	Aug/1980	Dec-42
SS – Xanxerê	600	SC	Jun/1983	Dec-42
SS – Itajaí	525	SC	Jan/2002	Dec-42
SS - Jorge Lacerda "A"	399.8	SC	Jun/1973	Dec-42
SS – Palhoça	384	SC	Jan/1984	Dec-42
SS - Canoinhas	375	SC	Feb/1988	Dec-42
SS – Siderópolis	352	SC	Apr/1975	Dec-42
SS - Assis *	336	SP	Mar/1979	Dec-42
SS - Joinville Norte	300	SC	Jun/2009	Dec-42
SS – Dourados	300	MS	Nov/1987	Dec-42
SS - Atlântida 2	249	RS	May/2007	Dec-42
SS - Caxias 5 *	215	RS	Jun/2005	Dec-42
SS - Passo Fundo	168	RS	Nov/1992	Dec-42
SS - Tapera 2	166	RS	Mar/2005	Dec-42
SS - Gravataí 3	165	RS	Nov/2007	Dec-42
SS – Desterro	150	SC	Dec/2008	Dec-42
SS – Anastácio	150	MS	Aug/1994	Dec-42
Uruquaiana Frequency Converter	109.7	RS	Sep/1994	Dec-42
SS – Ilhota	100	SC	Dec/1976	Dec-42
SS – Farroupilha	88	RS	Jun/1973	Dec-42
SS – Charqueadas	88	RS	Jan/1972	Dec-42
SS – Alegrete	83	RS	May/1971	Dec-42
SS – Itajaí - Enlargement	75	SC	Sep/2014	Dec-42
SS – Florianópolis	75	SC	Dec/1974	Dec-42
SS – Salto Osório	33.3	PR	Oct/1975	Dec-42
SS – Salto Santiago	15	PR	Nov/1980	Dec-42
SS – Itararé	42	SC	May/2013	Dec-42
Total	21,714.8

* Transformers installed inthird-part related substations

8.2.SPEs

144

8.2.1. Transmission Lines

SPE	From - To	Participation (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS))	27.42	188	230	Jul/05	Dec/32
Uirapuru	TL (Ivaiporã (PR) – Londrina (PR))	75.00	120	525	Jul/06	Mar/35
Transmissora Sul Brasileira de Energia – TSBE	TL 525 KV Salto Santiago – Itá	80.00	188	525	Feb/14	May/42
	TL 525KV Itá – Nova Santa Rita		307	525	Aug/14
	TL 230KV Nova Santa Rita – Camaquã		121	230	Dec/14
	TL 230KV Camaquã – Quinta		167	230	Dec/14
Costa Oeste	TL Cascavel Oeste – Umuarama, CS	49.00	144.4	230	Aug/14	Jan/42
Transmissora Sul Litorânea de Energia - TSLE	TL Povo Novo – Marmeleiro, CS	51.00	152	525	Dec/14	Aug/42
	TL Marmeleiro – Santa Vitória do Palmar		48	525	Dec/14
Norte Brasil Transmissora de Energia S.A.*	TL Coletora Porto Velho (RO) – Araraquara 2 (SP), em CC	24.5	2,412	600	Sep/14	Feb/39

* Development completed in September / 2014 , but its power is awaiting authorization from the ONS that the principle is estimated to April / 2015 , it depends on systemic conditions that will only be met from that date.

8.2.2. Substations

SPE	Substation	Participation (%)	Transformation Capacity (MVA)	Beginning of Operation	End of Operation
Etau	SS Lagoa Vermelha 2 230/138KV	27.42	150	Jul/05	Dec/32
	SS Barra Grande 230/138 KV		-
Transmissora Sul Brasileira de Energia – TSBE	EnlargementSS 525 KV Salto Santiago	80.0	-	Feb/14	May/42
	Enlargement SS 525 kV Itá and Enlargement SS 525/230kV Nova Santa Rita		-	Aug/14
	SS Camaquã 3 230/69Kv		166	Dec/14
	Enlargement SS 230 kV Quinta		-	Dec/14
Costa Oeste	SS Umuarama 230/138 kV – 2X150 MVA	49.0	300	Jul/14	Jan/42
Transmissora Sul Litorânea de Energia - TSLE	SS Povo Novo525/230 kV	51.0	672	Dec/14	Aug/42
	SS Santa Vitória do Palmar 525/138 kV		75	Dec/14

9.Transmission losses - %

1Q14	2Q14	3Q14	4Q14	2014
1.81	1.59	1.60	1.64	1.66

145

10.Main investments of parent company– R$ million

Project	1Q14	2Q14	3Q14	4Q14	2014	2014
Generation	1.7	18.4	4.2	186.6	210.9	267.2
Installation of Solar Megawatt Project	0.3	2.5	0.3	0.8	3.9	3.9
Electric energy generation maintenance	0.5	4.1	0.4	2.4	7.4	19.5
Hydro Complex Hidreletrico Alto da Serra installation with 37.0 MW and Associateof transmissionsystem in 138 KV, with 54	0.9	1.2	2.7	0.7	5.5	43.8
Implementation of Wind Power Plant Coxilha Seca (30MW), Capão do Inglês (10MW) and Galpões (8MW)	-	10.7	0.8	182.6	194.1	200.0
Transmission	11.1	16.0	16.9	20.9	64.9	122.1
Expansion of South transmission system	6.2	9.3	10.0	17.5	43.0	80.7
Reinforcement and Improvement of Transmuission System in South Region	0.1	0.4	0.5	0.5	1.5	4.0
Brazil-Uruguay-Electric Interconnection (Eletrosul Activities)	4.7	5.7	6.2	1.9	18.5	22.2
Maintenance of electric energy transmission system	0.0	0.6	0.2	1.0	1.8	15.2
Infrastructure	0.6	2.2	1.8	10.5	15.1	31.8
Total	13.4	36.6	22.9	218.0	290.9	421.1

11.New investments

11.1.Generation

11.1.1.Own assets

Unit - Own assets	Location (State)	Investment (R$ million)		Installed capacity (MW)	Guaranteed energy	Beginning of Operation	Beginning of construction	End of Concession
		Total	Up to 4Q14 R$ million
SHU Santo Cristo*	SC	227.47	16.87	19.5	10.5	-	-	Jun/42
SHU Coxilha Rica**	SC	-	10.08	18.0	10.1	-	-	Jun/42
Cerro Chato – Wind Parks Capão do Inglês, Coxilha Seca and Galpões***	RS	270.00	194.1	48.0	18.7	May/15	Jul/14	Jun/42

* In Installation License phase. Top of planned Operation for 22 months after issuance of the Installation License

** Start of construction and indefinite Operation in negative opinion of the function of Historic and Artistic Institute - IPHAN .

***Construction and operation permit granted to SPE Wind Coxilha Seca S/A through ANEEL Auction 009/2013 . Grant Transfer Agreement of Wind Coxilha Seca for Eletrosul on 08/08/2014 , and is therefore transferred the total ownership of Ordinance MME # 192 , 204 and 210. The transfer of the grant awaits approval by ANEEL .

11.1.2.SPE

SPE	Unit	Location (State)	Installed capacity (MW)	Guaranteed energy	Beginning of Operation	Beginning of construction	End of Concession
ESBR Participações S/A*	HPU Jirau	RO	3,750	2,184.6	Sep/13	Dec/09	Aug/43
Teles Pires Participações S.A.**	HPU Teles Pires	MT	1,820	915.4	Jul/15	Aug/11	Jun/46
Eólica –Chuí Holding S/A	Wind Parks Chuí I to V, (98MW) and Minuano VI and VII (46MW).	RS	144	59.8	Mar/15	Feb/14	Apr/47
Eólica –Livramento Holding S/A***	Wind Parks Cerro Chato IV, V, VI, Ibirapuitã and Trindade	RS	78	29.0	Nov/13	Jan/12	Mar/47
Eólica – Santa Vitória do Palmar S/A****	Wind Parks Geribatu from I to X	RS	258	109.0	Feb/15	Nov/12	Apr/47
Hermene- gildo I	Wind Parks Verace 24 to 27	RS	57.3	27.4	May/15	Aug/14	Jun/49
Hermene- gildo II	Wind Parks Verace 28 to 31	RS	57.3	26.6	Jun/15	Aug/14	Jun/49
Hermene- gildo III	Wind Parks Verace 34 to 36	RS	48.3	22.2	Sep/15	Aug/14	Jun/49
Chuí IX	Wind Park Chuí IX	R$	17.9	7.8	Apr/15	Aug/14	May/49
Coxilha Seca****	Coxilha Seca, Galpões and Capão do Inglês.	RS	48.0	18.7	May/15	Mar/14	May/49
* In commercial Operation : 1,500 MW. In test phase : 225 MW.
** UG 1 available to operate in January / 2015 , but the start condition to the completion of the transmission system .
*** In commercial Operation : 42 MWm .
****Testing Requested on Jun/14 authorization to Aneel for the realization of the enterprise by Eletrosul.

146

11.1.2.1  SPE

SPE	Unit	Investment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Up to 4Q14
ESBR Participações S/A	HPU Jirau	18,969.0	18,780.7	95.54	20.00	Suez – 40%. Chesf – 20% and Mitsui – 20%
Teles Pires Participações S.A.	HPU Teles Pires	4,512.4	4,131.6	97.20	24.72	Neoenergia – 50.6% and Furnas – 24.7%
Wind Park –Chuí Holding S.A.	Wind Parks of Chuí I to V, (98MW) and Minuano VI and VII (46MW).	805.6	661.31	73.40	49.00	Rio Bravo Investimentos 51%
Wind Park –Livramento Holding S.A.	Wind Parks Cerro Chato IV, V, VI, Ibirapuitã and Trindade	490.3	349.04	93.50	52.53	Rio Bravo Investimentos - 41% and Fundação Elos – 6.47%
Wind Park – Santa Vitória do Palmar S.A. *	Wind Parks Geribatu I to X	1,099.1	1,003.14	99.50	49.00	Brave Winds Geradora – 51%
Hermene- gildo I	Wind Parks Verace 24 to 27	287.26	109.55	19.7	99.99	Renobrax – 0.01%
Hermenegildo II	Wind Parks Verace 28 to 31	287.26	65.76	8.0	99.99	Renobrax – 0.01%
Hermenegildo III	Wind Parks Verace 34 to 36	244.9	69.27	0.8	99.99	Renobrax – 0.01%
Chuí IX	Wind Park Chuí IX	81.6	44.79	52.7	99.99	Renobrax – 0.01%

*Testing phase: 258 MW

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

From - To	Total of investment (R$ million)	Invest. up to 4Q14 (R$ million)	Extension of lines (Km)	Tension (kV)	Beginning of Operation	End of Concession
PortioningTL JLA – PAL, SS GAROPABA	7.61	0.70	5.4	138	Forecasted Dec/15	Dec/42
PortioningTL JLA – PAL, SS PALHOÇA – PINHEIRA	5.48	3.52	3.7	138	Forecasted Sep/15	Dec/42
Portioning TL Passo Fundo / Monte Claro	9.29	4.98	11.0	230	Forecasted Mar/15	Dec/42
PortioningTL Araquari Hyosung – Joinville GM, SS Joinville SC	5.13	0.20	1.0	138	Forecasted Sep/15	Dec/42
Portioning Porto Primavera - Ivinhema, na SE IVINHEMA 2, double circuit	3.42	0.60	3.5	138	Forecasted Jan/16	Jan/44
Portioning PORTO PRIMAVERA - IVINHEMA, SS NOVA ANDRADINA (Enersul), andImplantation of 2 modulesof line entrance	12.39	0.34	11.0	138	Forecasted Jan/16	Dec/42
Electrical Interligation Brasil – Uruguai – TL Candiota-Melo	50.78	49.01	60.0	525	Nov/14*	Feb/40
Electrical InterligationBrasil – Uruguai – TL Presidente Médici-Candiota	7.59	7.54	2.8	230	Nov/14*	Feb/40
PortioningTL Blumenau - Palhoça, SS Gaspar 2	15.81	0.04	2.0	230	Forecasted Sep/16	Jan/44
TL Capivari do Sul-Gravataí,	46.6	-	83.0	525	Mar/18	Nov/44**
TL Capivari do Sul-Viamão 3	99.7	-	65.0	230	Mar/18	Nov/44**
TL Guaíba 3-Capivari do Sul	205.7	-	178.0	525	Mar/18	Nov/44**
TL Osório 3 - Gravataí 3	46.8	-	66.0	230	Mar/18	Nov/44**
TL Porto Alegre 8 - Porto Alegre 1 (underground)	33.8	-	3.4	230	Mar/18	Nov/44**
TL Porto Alegre 12 - Porto Alegre 1 (underground)	39.8	-	4.0	230	Mar/18	Nov/44**
TL Livramento 3 - Alegrete 2	64.4	-	125.0	230	Mar/18	Nov/44**
TL Livramento 3-Cerro Chato	4.1	-	10.0	230	Mar/18	Nov/44**
TL Livramento 3 - Santa Maria 3	124.3	-	247.0	230	Mar/18	Nov/44**
TL Livramento 3 - Maçambará 3	110.2	-	205.0	230	Mar/18	Nov/44**
TL Guaíba 3 - Gravataí	143.5	-	127.0	525	Mar/18	Nov/44**
TL Guaíba 2-Guaíba 3 C1 and C2	29.0	-	38.0	230	Mar/18	Nov/44**
TL Guaíba 3 Candiota CD	445.7	-	279.0	525	Mar/18	Nov/44**
TL Guaíba 3 – Povo Novo C2	248.6	-	245.0	525	Mar/18	Nov/44**
TL Marmeleiro 2 – Santa Vitória do Palmar 2	56.9	-	48.0	525	Mar/18	Nov/44**
TL Povo Novo – Marmeleiro 2	168.9	-	152.0	525	Mar/18	Nov/44**
TL Nova Santa Rita-Guaíba 3 C2	56.3	-	40.0	525	Mar/18	Nov/44**
Portioning Osório 2 - Lagoa dos Barros em Osório 3	2.1	-	4	230	Mar/18	Nov/44**
PortioningTL Passo Fundo - Nova Prata 2 C1 and C2 em Vila Maria	2.6	-	1.0	230	Mar/18	Nov/44**
Portioning Santo Ângelo - Maçambará	2.8	-	3.3	230	Mar/18	Nov/44**
Portioning. Bajé – Pres. Médici SS CTA	3.9	-	-	230	Mar/18	Nov/44**
Portioning TL Nova Santa Rita – Povo Novo in Guaíba 3	11.8	-	-	525	Mar/18	Nov/44**
Development completed in Sep / 14 , however the commercial Operation depends on the completion of the SE Candiota .
** Through ANEEL energy auction , from new projects , the Company won in 2014 , the lot "A" Auction 004/2014 , with projects in Rio Grande do Sul .

147

11.2.1.2.Substations

SS	Investment (R$ million)	Up to 4Q14 (R$ million)	Transformation Capacity	Location	Beginning of Operation	End of Concession
SS Garopaba –Implementation of 2 EL modules	6.23	0.62	0.00	SC	Forecasted Dec/15	Dec/42
SS Palhoça Pinheira Implementation of 2 EL modules	5.20	3.22	0.00	SC	Forecasted Sep/15	Dec/42
SS Nova Prata 2 Implementation of 2 EL modules	9.31	5.55	0.00	RS	Forecasted Mar/15	Dec/42
SS Joinville Norte –Enlargement and Installation of 2 capacitors 230kV – 2x100MVA	12.31	7.04	200	SC	Forecasted Feb/15	Dec/42
SS – Foz do Chapecó Enlargement of 3rd generator / 230/138kV	11.79	6.53	100	RS	Forecasted May/15	Jun/44
SS Alegrete–Generator transfer /69/13.8/13.8kV	7.56	6.10	17	RS	Nov/14*	Dec/42
SS Joinville SC – Implementation of two modules of line entrance	3.55	0.15	0.00	SC	Forecasted Sep/15	Dec/42
SS Ivinhema 2 (enlargement / 230/138 kV)	24.90	2.78	300	MS	Forecasted Jan/16	Jan/44
SS Siderópolis – enlargement K – – Implementation of two modules of line entrance 69 KV	1.53	0.06	0.00	SC	Forecasted Dec/15	Dec/42
SS Foz do Chapecó – enlargement D – – Implementation of one modules of line entrance 138 KV	1.69	0.33	0.00	RS	Forecasted Dec/15	Jun/44
SS Biguaçu – Enlargement “G” – 230/138/13.8 KV	14.68	0.14	150	SC	Forecasted Apr/16	Dec/42
SS Biguaçu - Enlargement "J"	46.91	0.13	672	SC	Sep/16	Mar/35
SS Canoinhas - Enlargement "G"	7.24	0.11	50	SC	Sep/16	Dec/42
SS Desterro - Enlargement "A"	11.92	0.31	150	SC	Sep/16	Dec/42
SS Joinville Norte - Enlargement "E"	13.23	0.11	150	SC	Sep/16	Dec/42
SS LAJEADO GRANDE II –Installation of the 2nd self -transformer 230/138 kV - 75 MVA andconnections 230kV and 138kV.	12.26	0.02	75	SC	Nov/16	Oct/40
SSs Reinforcements: Gravataí, Gravataí 2, Salto Osório, Curitiba, Areia	3.40	2.31	0.00	PR	Jun/15	Dec/42
SS Canoinhas - Enlargement "F"	7.93	-	150	SC	Jan/18	Dec/42
SSs Reinforcement: Farroupilha, Florianópolis, Ilhota, Palhoça, Areia	1.47	0.05	0.00	RS and SC	2016	Dec/42
SS Viamão 3 EL 230	6.1	-	-	RS	Mar/18	Nov/44**
SS 525/230/138 kV Capivari do Sul 525/230 (3+1)x 224 MVA e 230/138 kV 2x100 MVA	188.6	-	1,096	RS	Mar/18	Nov/44**
SS Gravataí EL 525	14	-	-	RS	Mar/18	Nov/44**
SS Guaíba 3 EL 525	16.9	-	-		Mar/18	Nov/44**
SS 230 kV Vila Maria – 2xATF 230/138 kV	41.9	-	150	RS	Mar/18	Nov/44**
SS Gravataí 3 EL 230 OSO3	3.9	-	-	RS	Mar/18	Nov/44**
SS 230 kV Osório 3 – nova	17.5	-	-	RS	Mar/18	Nov/44**
SS 230 kV Porto Alegre 1 (isolated to SF6 – new) – 230/69 kV	76.7	-	166	RS	Mar/18	Nov/44**
SS Porto Alegre 12 EL 230	5.4	-	-	RS	Mar/18	Nov/44**
SS Porto Alegre 8 EL 230	3.3	-	-	RS	Mar/18	Nov/44**
SS Alegrete 2 EL 230 LVE3	4.1	-	-	RS	Mar/18	Nov/44**
SS Cerro Chato EL 230 LVE3	2.8	-	-	RS	Mar/18	Nov/44**
SS Livramento 2 Adequation SA	0.1	-	-	RS	Mar/18	Nov/44**
SS 230 kV Livramento 3 - compensator (-100/+100) MVAr	130.4	-	-	RS	Mar/18	Nov/44**
SS 230 kV Maçambará 3	28.3	-	-	RS	Mar/18	Nov/44**
SS Santa Maria 3 EL 230 LVE3	10.4	-	-	RS	Mar/18	Nov/44**
SS Guaíba 2 2EL GUA3	6.4	-	-	RS	Mar/18	Nov/44**
SS 525/230 kV Candiota 2 – with ATR transformator and bar reactors 525 kV (6+1 res) x 224 MVA – (3+1 res) x50 MVAr	127.8	-	1,768	RS	Mar/18	Nov/44**
SS 525 kV/230 kV Guaíba 3 ATR (6+1) x 224 MVA	261.8	-	1,568	RS	Mar/18	Nov/44**
SS Gravataí EL 525 GUA3	9.4	-	-	RS	Mar/18	Nov/44**
SS Marmeleiro 2 2EL 525 SPA2 PNO	49.8	-	-	RS	Mar/18	Nov/44**
SS Nova Santa Rita EL 525 GUA3	10.5	-	-	RS	Mar/18	Nov/44**
SS Povo Novo 2EL 525 GUA3 MRO2	50.6	-	-	RS	Mar/18	Nov/44**
SS Sta Vitória do Palmar 2EL 525 MRO2	22.7	-	-	RS	Mar/18	Nov/44**
* Powered pending procedures for immobilization and its revenue by the NOS.
** Through ANEEL energy auction , from new projects , the Company won in 2014 , the lot "A" Auction 004/2014 , with projects in Rio Grande do Sul .

148

11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	From - To	Participation %	Total of investment R$ million	Invest. up to 4Q14 R$ million	Extension of lines - Km	Tension (kV)	Beginning of Operation	End of Concession
Marumbi Transmissora de Energia S/A	TL 525 KV Curitia / Curitiba Leste (PR)	20	60.47	51.18	28	525	Mar/15	May/42
Transmissora Sul Litorânea de Energia S/A	TL Nova santa Rita – Povo Novo, CS	51	265.53	235.70	268	525	Mar/15	Aug/42
Fronteira Oeste Transmissora de Energia S.A.*	TL Santo Ângelo/Maçambará, in 230 Kv TL Pinhalzinho/Foz do Chapecó, simgle circuit, C1 and C2 PortioningTL 138KV Alegrete 1 – Santa Maria 1	51	95.87	8.35	205	230	Apr/16	Jan/44
					40	230	Feb/16
					2	230	Jul/15
Paraíso Transmissora de Energia S/A**	TL Paraíso 2-Chapadão C2	24.5	137.4	-	65	230	Sep/17	Nov/44
	TL Campo Grande 2-Paraíso 2 C2				200	230	Mar/18
	Portioning TL Campo Grande 2 – Chapadão - Paraíso 2				-	230	Sep/17
* TL Sant'Angelo - Maçambará is scheduled for Apr / 16 while the TL Pinhalzinho / Foz do Chapecó is scheduled for Feb / 16.
** Part E" ANEEL Auction 004/2014 , with the winner the Consortium , formed by Eletrosul , Elecnor and Copel.

149

11.2.2.2. Substations

SPE	SS	Participation (%)	Investiment (R$ million)	Transformation capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Marumbi Transmissora de Energia S/A	SS Curitiba Leste1 banco 3x224MVA 525/230kV	20	56.79	672	PR	Mar/15	May/42
Transmissora Sul Litorânea de Energia S.A.	SS Marmeleiro 2 525 kV / Compensator ±200 Mvar	51	211.16	-	RS	Jan/15	Aug/42
	EnlargementSS Nova Santa Rita 525KV		19.86	-	RS	Mar/15	Aug/42
Fronteira Oeste Transmissora de Energia S.A. *	SS Pinhalzinho, em 230/138 kV (ATF1), SS Pinhalzinho, in 230/138 kV (ATF 2 and ATF3) and enlargement SS Maçarambá, Foz do Chapecó and Santo Angelo	51	58.69	450	RS	Feb/16	Jan/44
	Enargement ofSS Santa Maria 3, 230/138 kV		23.75	166	RS	Jul/15	Jan/44
Paraíso Transmissora de Energia S/A**	SS Campo Grande 2 EL 230 PAR2		60.1	-	RS	Mar/18	Jan/44
	SS Chapadão EL PAR2	24.5		-	RS	Mar/18
	SS 230/138 kV Paraíso 2			300	RS	Sep/17

* The expansion of SEs Maçambará and Sant'Angelo and the SE Pinhalzinho , are scheduled for Apr / 16.

** Part E" ANEEL Auction 004/2014 , with the winner the Consortium , formed by Eletrosul , Elecnor and Copel. SPE in constitution.

150

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Balance 12.31.14	Due Date	Index
BNDES/BRDE	22.7	21.4	20.8	20.1	May/2019	TJLP + 4.5% p.y.
BNDES	1,116.9	1,094.3	1,073.8	1,053.4	Until Aug/2028	Currency Basket + 4% p.y.
BNDES/Banco do Brasil	377.2	365.7	354.8	343.7	Until Jan/2028	TJLP + 2.65% p.y.
Banco do Brasil	251.1	251.1	251.3	251.4	Nov/2023	115% of CDI
Eletrobras	1,114.3	1,117.0	1,131.4	1,716.6	Until Mar/2030	RGR/IPCA + 7% py/Interest rate + 0.5% p.y.
Finep	-	-	-	3.6	Oct/2021	TJLP + 2.00% p.y.

Foreign currency – FC

Credor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 12.31.13	Due Date	Currency
Eletrobras	186.1	178.6	184.7	191.2	Until Dec/2042	Euros

13.Contracts

13.1.Loans and financing

13.1.1.Parent company – R$ million

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity	284.2	306.0	405.0	404.6	379.2	349.8	1,451.0	3,579.8
Generation	133.5	146.9	194.4	194.2	182.0	167.9	696.5	1,715.4
Transmission	150.7	159.1	210.6	210.4	197.2	181.9	754.5	1,864.4
By creditor	284.2	306.0	405.0	404.6	379.2	349.8	1,451.0	3,579.8
Eletrobras	100.0	122.1	220.5	224.6	220.2	209.9	822.2	1,819.5
Others	184.2	183.9	184.5	180.0	159.0	139.9	628.8	1,476.1

13.1.2.SPE – R$ million

Uirapuru Transmissora de Energia S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	6.1	6.0	6.0	6.0	1.5	-	-
Generation						-	-
Transmission	6.1	6.0	6.0	6.0	1.5	-	-
By creditor	6.1	6.0	6.0	6.0	1.5	-	-
BRDE	6.1	6.0	6.0	6.0	1.5	-	-

Transmissora Sul Litorânea de Energia S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	476.5	-	-	-	-	-	-
Generation		-	-	-	-	-	-
Transmission	476.5	-	-	-	-	-	-
By creditor	476.5	-	-	-	-	-	-
Santander	127.1	-	-	-	-	-	-
Banco ABC Brasil	137.6	-	-	-	-	-	-
Banrisul	211.8	-	-	-	-	-	-

151

Transmissora Sul Brasileira de Energia S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	20.8	20.8	20.8	20.8	20.8	20.8	141.1
Generation
Transmission	20.8	20.8	20.8	20.8	20.8	20.8	141.1
By creditor	20.8	20.8	20.8	20.8	20.8	20.8	141.1
BNDES	20.8	20.8	20.8	20.8	20.8	20.8	141.1

Teles Pires Participações

Loans and financing	2015	2016	2017	2018	2019	2020	After2020
By activity	47.318	154.443	166.451	167.296	176.584	176.584	2.497.772
Generation	47.318	154.443	166.451	167.296	176.584	176.584	2.497.772
Transmission
By creditor	47.318	154.443	166.451	167.296	176.584	176.584	2.497.772
BNDES	22.999	106.040	118.048	118.893	128.181	128.181	1.941.271
Bonds	24.319	48.403	48.403	48.403	48.403	48.403	556.501

Santa Vitória do Palmar Holding S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	16.1	38.8	38.8	39.7	38.8	38.8	502.9
Generation	16.1	38.8	38.8	39.7	38.8	38.8	502.9
Transmission
By creditor	16.1	38.8	38.8	39.7	38.8	38.8	502.9
BNDES	10.7	25.8	25.8	25.8	25.8	25.8	273.0
BRDE	5.4	13.0	13.0	13.0	13.0	13.0	137.1
Bonds				0.9			92.8

Norte Brasil Transmissora de Energia S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	74.396	72.020	70.585	72.190	80.902	87.780	820.248
Generation
Transmission	74.396	72.020	70.585	72.190	80.902	87.780	820.248
By creditor	74.396	72.020	70.585	72.190	80.902	87.780	820.248
BNDES	72.114	70.020	70.020	70.020	70.020	70.020	631.256
Bonds	2.282	-	565	2.170	10.882	17.760	188.992

Marumbi Transmissora de Energia S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	2.5	5.0	4.8	4.6	4.4	4.3	9.2
Generation
Transmission	2.5	5.0	4.8	4.6	4.4	4.3	9.2
By creditor	2.5	5.0	4.8	4.6	4.4	4.3	9.2
BNDES	2.5	5.0	4.8	4.6	4.4	4.3	9.2

Livramento Holding S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	10.7	10.2	10.2	10.2	10.2	10.2	97.2
Generation	10.7	10.2	10.2	10.2	10.2	10.2	97.2
Transmission
By creditor	10.7	10.2	10.2	10.2	10.2	10.2	97.2
BNDES	10.7	10.2	10.2	10.2	10.2	10.2	97.2

152

Empresa de Transmissão do Alto Uruguai S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	7.4	7.2	7.2	0.6	9.9
Generation
Transmission	7.4	7.2	7.2	0.6	9.9
By creditor	7.4	7.2	7.2	0.6	9.9
BNDES	7.3	7.2	7.2	0.6
BNPP (Bonds)					9.9

ESBR Participações S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	570.4	570.4	570.4	570.4	570.4	570.4	7,985.3
Generation	570.4	570.4	570.4	570.4	570.4	570.4	7,985.3
Transmission
Energy Trading
By creditor	570.4	570.4	570.4	570.4	570.4	570.4	7,985.3
BNDES	284.0	284.0	284.0	284.0	284.0	284.0	3,975.6
Banco do Brasil	80.8	80.8	80.8	80.8	80.8	80.8	1,130.7
CEF	80.8	80.8	80.8	80.8	80.8	80.8	1,130.7
Bradesco	58.2	58.2	58.2	58.2	58.2	58.2	814.1
Banco Itaú BBA	54.5	54.5	54.5	54.5	54.5	54.5	763.2
BNB	12.2	12.2	12.2	12.2	12.2	12.2	171.0

Chuí Holding S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	103.6
Generation	103.6
Transmission
By creditor	103.6
Banco ABC Brasil S.A – SPEs	51.8
Banrisul	51.8

Costa Oeste Transmissora de Energia S.A.

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	4.7	4.6	4.4	4.2	4.1	3.9	9.6
Generation
Transmission	4.7	4.6	4.4	4.2	4.1	3.9	9.6
By creditor	4.7	4.6	4.4	4.2	4.1	3.9	9.6
BNDES	4.7	4.6	4.4	4.2	4.1	3.9	9.6

Fronteira Oeste Transmissora de Energia

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	-	-	-	-	-	-	-
Generation	-	-	-	-	-	-	-
Transmission	-	-	-	-	-	-	-
By creditor	-	-	-	-	-	-	-
BNDES	-	-	-	-	-	-	-

* There is no loan and financing on 12.31.14

153

Chuí IX

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	25.634
Generation	25.634
Transmission
By creditor	25.634
Bonds	25.634

Hermenegildo I

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	81.105
Generation	81.105
Transmission
By creditor	81.105
Bonds	81.105

Hermenegildo II

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	81.105
Generation	81.105
Transmission
By creditor	81.105
Bonds	81.105

Hermenegildo III

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020
By activity	68.493
Generation	68.493
Transmission
By creditor	68.493
Bonds	68.493

14.Number of employees

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	42	39	36	38
6 to 10	35	41	46	46
11 to 15	05	05	05	6
16 to 20	01	02	02	2
21 to 25	09	10	10	10
beyond 25	01	01	01	1
Total	93	98	100	103

154

Transmission

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	82	79	70	70
6 to 10	202	200	204	202
11 to 15	133	115	114	115
16 to 20	37	58	62	61
21 to 25	154	152	151	145
beyond 25	86	86	87	85
Total	694	690	688	678

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	168	155	141	139
6 to 10	126	135	148	147
11 to 15	61	51	50	51
16 to 20	2	14	15	15
21 to 25	133	134	135	130
beyond 25	61	61	60	55
Total	551	550	549	537

14.2.By region

State	1Q14	2Q14	3Q14	4Q14
Santa Catarina	994	994	995	983
Rio Grande do Sul	129	132	133	131
Paraná	144	143	142	138
Mato Grosso do Sul	49	47	45	44
Rondônia	22	22	22	22

14.3.By departments

Departments	1Q14	2Q14	3Q14	4Q14
Field	787	788	788	781
Administrative	551	550	549	537

15.Complementary work force - N/A

16.Turn-over - %

1Q14	2Q14	3Q14	4Q14	2014
0.04	0.00	0.18	0.71	0.93

155

Balance Sheet

(R$ thousands)

Assets	12.31.14	12.31.13
Current Assets
Availabilities	25,717	17,103
Clients (Consumers and Resellers)	98,614	72,854
Financing and Loans	-	-
Marketable Securities	-	-
Dividends to receive (Remuneration from equity participation)	-	-
Fiscal Assets diferred (taxes and contributions)	3,860	26,720
Income tax and Social Contribution	-	-
Reimbursement Right	62,346	-
Stored Materials	53,134	113,942
Financial Asset	-	-
Receivables – 12,783/13 law	-	-
Others	1,312	42,755
Current Assets Total	244,983	273,374

Non-Current Assets
Clients (Consumers and Resellers)	-	-
Financing and Loans	-	-
Marketable Securities	-	-
Fiscal Assets diferred (taxes and contributions)	27,834	19,741
Income tax and Social Contribution	-	-
Reimbursement Right – CCC (12,111 law)	-	-
Linked deposits	6,653	11,954
Financial Asset	-	-
Receivables – 12,783/13 law	-	-
Others	105,778	-
Advance to equity participation	-	-
	140,265	31,695
INESTMENTS	-	-
FIXED ASSETS	1,571,944	1,570,907
INTANGIBLES	2,314	1,720

Non-Current Assets Total	1,714,523	1,604,322
Assets Total	1,959,506	1,877,696

156

Liabilities and Stockholders’ Equity	12.31.14	12.31.13
Current Liabilities
Suppliers	264,375	208,185
Loans and financing	224,318	271,350
Taxes and social contributions	14,123	9,098
Income tax and Social Contribution	-	-
Advance from clients (Advance sell of energy)	-	-
Remuneration to shareholders (dividends to pay)	66,195	59,687
Estimated Obligations	14,823	20,442
Provisions for Contingencies	32,082	23,654
Post-employment Benefit (Complementary Pension Fund)	-	3,346
Onerous Contracts	-	-
Concessions to pay - UBP	-	-
Sectorial Charges (regulatory taxes)	1,863	12,308
Incentive to personnel retirement	-	-
Others	19,486	24,889
	637,265	632,959
Non-Current Liabilities
Suppliers	21,284	-
Loans and financing	1,830,496	1,304,622
Taxes and social contributions	-	-
Income tax and Social Contribution	-	-
Derivatives	-	-
Advance from clients (Advance sell of energy)	-	-
Estimated Obligations	1,611	5,042
Provisions for Contingencies	-	-
Provision for Onerous Contracts	-	-
Post-employment Benefit (Complementary Pension Fund)	3,511	26,583
Leasing	-	-
Sectorial Charges (regulatory taxes)	-	-
Advance for future capital increase	18,391	6,218
Incentive to personnel retirement	-	-
Others	-	-
	1,875,293	1,342,465
Stockholders’ Equity
Social Capital	845,510	845,510
Capital reserve	-	-
Profit Reserve	2,596	2,596
Additional proposed Dividend	-	-
Accrued income (losses)	-1,369,341	-889,229
Other comprehensive income	-31,817	-56,605
Non-controlling shareholders participation	-	-
Stockholders’ Equity Total	-553,052	-97,728
Total Liabilities and Stockholders’ Equity	1,959,506	1,877,696

157

Statement of Income

(R$ thousands)

	12.31.14	12.31.13
Operating Revenue
Supply for Distributors	513,741	334,524
Supply	-	-
Short term Electric Energy	-	-
Other Operating Revenue	3,582	3,624
Deductions to Revenue	-43,169	-39,794
Net Operating Revenue	474,154	298,354

Operational Costs
Electric Energy purchased for resale	-311,114	-186,395
Charges on the use of electric grid	-32,074	-26,237
Fuel for production of electric Energy - CCC	-52,464	-9,658
Construction Cost	-	-

Operating Expenses
Personnel, material and third party services	-276,603	-289,746
Remuneration and Reimbursement	-	-
Depreciation and amortization	-74,106	-70,971
Donations and Contributions	-	-
Provisions	78,179	-82,703
Others	-22,098	-13,826
Operating Costs and Expenses	-690,280	-679,536

Operating Result before Financial Result	-216,126	-381,182

Financial Result	-263,987	-90,861
Result before Income tax and Social Contribution	-480,113	-472,043

Current Income tax and Social Contribution	-	-
Diferred Income tax and Social Contribution	-	-
Net income for the period	-480,113	-472,043

158

Cash Flow

(R$ thousands)

Cash Flow	12.31.14	12.31.13
Operating Activities
Income before income tax, social contribution	-480,109	-472,043
Depreciation and amortization	78,181	76,188
Amortization of Intangible assets – Distribution / Transmission	0	0
Monetary / Exchange net variation	16,129	-14,990
Financial Charges	175,517	47,852
Equity method result	0	0
Provision for uncovered liability	0	0
Provision for credits of questionable liquidation	0	0
Provision for contingencies	8,428	2,558
Provision for realignment of staff plan	0	0
Provision for impairment	-87,294	74,012
Provision for onerous contract	0	0
Provision for losses of financial asset	0	0
Charges of reversal global reserve	0	0
Adjustment to present value / market value	0	0
Minority participation in the result	0	0
Charges on shareholders funds	6,508	4,535
Revenue of Financial Asset by IRR	0	0
Derivatives	0	0
Others	50,355	-3,394
Increase/Decrease in operating assets/liabilities	-36,769	-48,192
Cash from operating activities	-269,054	-333,474

Payment of financing charges	-55,720	-35,130
Payment of charges of reversal global reserve	0	0
Financial charges receiving	0	0
Receiving of investment remuneration on equity participation	0	0
Receiving of annual allowed revenue (financial asset)	0	0
Receiving of indemnities of financial asset	0	0
Payment of income tax and Social Contribution	0	0
Payment of complementary pension fund	0	0
Payment of lawsuit contingencies	0	0
Lawsuits deposits	5,301	-1,027
Net cash from operating activities	-319,473	-369,631

Financing Activities
Loans and Financing obtained	989,875	473,238
Payment of loans and Financing - Principal	-631,072	-110,563
Payment to shareholders	0	0
Payment of refinancing of taxes and social contributions - principal	0	0
Receiving of future capital increase	13,794	60,395
Others	0	0
Net cash from financing activities	372,597	423,070

Investment Activities
Fixed Asset Acquisition	-43,500	-62,957
Intangible Asset Acquisition	-1,010	-174
Concession Asset Acquisition	0	0
Concession of cash in advance for future capital Increase	0	0
Acquisition/Contribution of Capital in equity participation	0	0
Others	0	0
Net cash from Investment Activities	-44,510	-63,131

Increase (decrease) in cash and cash equivalent	8,614	-9,692

Cash and cash equivalent – beginning of period - 12/31/13	17,103	26,795
Cash and cash equivalent – end of period – 12/31/14	25,717	17,103
	8,614	-9,692

159

Analysis of the result

4Q14 x 3Q14

The Company presented in 4Q14 a net profit 113.6% lower than reported in the previous quarter, from a net loss of R$ 65.1 million in 3Q14, to a net loss of R$ 139.2 million in 4Q14, mainly due to factors described below.

Operating Revenue

The electric energy supply increased by 120.3%, from R$ 105.7 million in 3Q14 to R$ 232.9 million in 4Q14, mainly due to register of revenues in previous quarters of Candiota III plant.

Operating Expenses

The electric energy purchased for resale increased by 1,316.5%, from R$ 12.2 million in 3Q14 to R$ 172.9 million in 4Q14, mainly due to the increase of energy purchased from third parties.

The fuel for electric energy production, net of the CCC fund reimbursement, increased by 1,978.3%, from R$ 2.2 million in 3Q14 to R$ 44.9 million in 4Q14, mainly due to transfers to reduce CCC funding.

The personnel expenses, materials and third-part related services decreased by 24.8%, from R$ 71.8 million in 3Q14 to R$ 54 million in 4Q14, mainly due to the reduction of personnel expenses.

The operational provisions decreased by 15,011.4% from a provision of R$ 0.5 million in 3Q14 to a reversal of R$ 78.7 million in 4Q14, mainly due to the reversal of impairment of Candiota Stage B.

Financial Result

The debt charges increased by 42%, from R$ 53.3 million in 3Q14 to R$ 75.6 million in 4Q14, mainly due to the increase in charges arising from borrowings from Eletrobras.

The net exchange variations decreased by 397.6%, from a revenue of R$ 13.2 million in 3Q14 to an expense of R$ 39.3 million in 4Q14, mainly due to the devaluation of the Real, which affected the import of equipment balances.

160

Market Data

1. Generation Assets and Energy generated

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy Generated (MWh)
			1Q14	2Q14	3Q14	4Q14	2014
P. Médici (Candiota)	446	251,500	111,708.68	109,236.18	122,418.14	166,757.12	510,120.12
Candiota III – Fase C	350	303,500	449,521.64	575,398.52	542,829.85	385,068.83	1,952,818.84
S. Jerônimo (Candiota)	20	12,600	-	-	-	-	-
Nutepa (Candiota)	24	6,100	-	-	-	-	-
Total	840	573,7	561,230.32	684,634.70	665,247.99	551,825.95	2,462,938.96

Unit	Location (State)	Beginning of Operation	End of Operation
P. Médici (Candiota)	RS	Jan/74	Jul/15
Candiota III – Fase C	RS	Jan/11	Jul/41
S. Jerônimo (Candiota)	RS	Apr/53	Jul/15
Nutepa (Candiota)	RS	Feb/68	Jul/15

2. Electric energy purchased for resale

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	81,840,000	359,640,000	298,080,000	297,945,000	1,037,505,000
	R$ million	14.700	64.690	47.773	47.852	175.015
Others	MWh	-	-	-	-	-
	R$ million	-	-	-	-	-
Total	MWh	81,840,000	359,640,000	298,080,000	297,945,000	1,037,505,000
	R$ million	14.700	64.690	47.773	47.852	175.015

3. Energy sold

Buyer	Sale model	1Q14		2Q14		3Q14		4Q14		2014
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A 1ºLEN A 2ºLEE A 4ºLEE	120.943 28.82 10.42	639,436.16 229,561.42 77,009.02	123.457 26.017 9.114	639,478,838 202,989,578 66,306,220	126.386 27.932 9.698	644,736,000 213,081,329 68,637,344	128.249 29.485 10.317	664,736,000 221,427,56 71,752,18	499.035 112.254 39.549	2,588,387.00 867,059.89 283,704.76
	B	-	-	-	-	-	-
Others	A	-	-	-	-	-	-
	B	-	-	-	-	-	-
Total	A	160.183	946,007	158.588	908,775	164.016	926,455	168.051	957,916	650.838	3,739,151
	B	-	-	-	-	-	-	-

A - Through auction

B - Through free market agreements or bilateral contracts

161

4. CCEE settlement (Spot and MRE)

	Unit	1Q14	2Q14	3Q14	4Q14	2014
Net	R$ million	93.527	61.647	78.551	103.448	150.119
	MWh	141,119,012	174,736,111	101,250,793	134,738,006	269,605,898
	MWaverage	64,704	80,007	45,856	61,023	30.777

5. Fuel used to produce electricity

Type	Unit	1Q14		2Q14		3Q14		4Q14		2014
		Amount	R$ million	Amount	R$ million	Amount	R$ million	Amount	R$ million	Amount	R$ million
Coal	T	614,886	38	657,706	39	617.907	36	521,221	48	2,346,210	161
Fuel oil	Kg	3,740,690	11	9,899,120	16	9,026.120	14	7,339,550	10	33,828,970	51
Diesel Oil	L	10,000	-	20,000	-	12.600	-	4,300	-	54,400	-
Total			49		55		50		58		212

6. Losses in generation - %

	1Q14	2Q14	3Q14	4Q14	2014
P. Médici (Candiota)	25.82	28.47	25.65	20.35	23.73
Candiota III – Fase C	12.08	11.47	11.43	12.20	11.72
S. Jerônimo	100	100	100	100	100
Nutepa	100	100	100	100	100

7. Average price– R$/MWh

1Q14	2Q14	3Q14	4Q14	2014
150.23	153.30	156.54	159.85	154.98

8. Extension of transmission lines - Km  - N/A

9. Transmission losses - % - N/A

10. Main investments of parent company– R$ million

Project	1Q14	2Q14	3Q14	4Q14	2014	Budget 2014*
Generation						-
Generation system maintenance - MSGEE	1.546	8.858	2.872	341	13.617	74.000
Environmental impact mitigation	2.394	2.352	3.210	1.143	9.099	50.237
Phase A/B UPME revitalization	846	1.856	591	-8	3,285	18.000
Other	56	100	2.465	2	2.623	4.000
Total	4.842	13.166	9.138	1.478	28.624	146.237

11.New investments – N/A

162

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Balance 12.31.14	Due Date	Index
Eletrobras	539	548	523.501	85.718	12/30/2021	IPCA + Spread+1.25%p.y.
Eletrobras	155	156	108.918	516.106	06/20/2016	IPCA + Spread + 1.80% p.y.
Eletrobras	102	104	92.189	79.824	12/20/2022	IPCA + Spread+6.60p.y.
Eletrobras	84	77	69.774	59.661	01/30/2017	5% p.y.
Eletrobras	25	24	22.515	20.373	05/30/2018	5% p.y.
Eletrobras	56	58	59.469	61.243	12/30/2024	Selic + 0.5% p.y.
Eletrobras	39	40	41.620	42.862	12/30/2024	Selic + 0.5% p.y.
Eletrobras	10	11	10.761	11.082	12/30/2024	Selic + 0.5% p.y.
Eletrobras	14	14	14.428	14.858	12/30/2024	Selic + 0.5% p.y.
Eletrobras	10	11	11.010	11.339	12/30/2024	Selic + 0.5% p.y.
Eletrobras	43	44	45.696	47.059	12/30/2024	Selic + 0.5% p.y.
Eletrobras	30	32	32.344	27.030	12/30/2024	Selic + 0.5% p.y.
Eletrobras	202	209	214.594	220.996	12/30/2024	Selic + 0.5% p.y.
Eletrobras	9	9	9.282	9.559	12/30/2024	Selic + 0.5% p.y.
Eletrobras	43	44	45.708	0.000	12/30/2024	Selic + 0.5% p.y.
Eletrobras	13	14	14.156	14.578	12/30/2024	Selic + 0.5% p.y.
Eletrobras	44	45	46.467	47.854	12/30/2024	Selic + 0.5% p.y.
Eletrobras	14	14	14.377	14.806	12/30/2024	Selic + 0.5% p.y.
Eletrobras	21	21	22.007	22.663	12/30/2024	Selic + 0.5% p.y.
Eletrobras	36	37	38.458	39.605	12/30/2024	Selic + 0.5% p.y.
Eletrobras	11	11	11.613	11.960	12/30/2024	Selic + 0.5% p.y.
Eletrobras	27	28	29.042	29.908	12/30/2024	Selic + 0.5% p.y.
Eletrobras	26	27	27.470	28.289	12/30/2024	Selic + 0.5% p.y.
Eletrobras	41	42	43.123	44.419	12/30/2024	Selic + 0.5% p.y.
Eletrobras	20	20	20.879	0.000	12/30/2024	Selic + 0.5% p.y.
Eletrobras	15	15	15.426	0.000	12/30/2024	Selic + 0.5% p.y.
Eletrobras	5	5	5.516	0.000	12/30/2024	Selic + 0.5% p.y.
Eletrobras	8	8	8.305	0.000	12/30/2024	Selic + 0.5% p.y.
Eletrobras	44	45	44.699	0.000	03/30/2017	Selic + 0.5% p.y.
Eletrobras	5	5	4.646	0.000	03/30/2017	Selic + 0.5% p.y.
Eletrobras	-	37	36.996	0.000	04/30/2018	Selic + 0.5% p.y.
Eletrobras	-	7	7.112	0.000	04/30/2016	Selic + 0.5% p.y.
Eletrobras	-	7	6.508	0.000	02/29/2016	Selic + 0.5% p.y.
Eletrobras	-	34	34.320	0.000	03/30/2017	Selic + 0.5% p.y.
Eletrobras	-	7	6.882	0.000	05/30/2016	Selic + 0.5% p.y.
Eletrobras	-	22	22.403	0.000	05/30/2018	Selic + 0.5% p.y.
Eletrobras	-	37	36.483	0.000	06/30/2018	Selic + 0.5% p.y.
Eletrobras	-	-	22.058	0.000	09/30/2022	Selic + 0.5% p.y.
Eletrobras	-	-	49.643	0.000	12/30/2021	Selic + 0.5% p.y.
Eletrobras	-	-	7.185	0.000	06/30/2022	Selic + 0.5% p.y.
Eletrobras	-	-	51.311	52.290	12/30/2020	Selic + 0.5% p.y.
Eletrobras	-	-	10.177	0.000	09/30/2022	Selic + 0.5% p.y.
Eletrobras	-	-	6.881	0.000	06/30/2022	Selic + 0.5% p.y.
Eletrobras	-	-	-	58.333	03/22/2015	Selic
Eletrobras	-	-	-	482.399	07/30/2022	Interest rate CDI 119.5% p.y.+ Administrative rate 0.50%p.y.

163

Foreign currency – FC – N/A

13.Contracts

13.1.Loans and financing – R$ million

Loans and financing	2015	2016	2017	2018	2019	2020	After 2020	Total (LC + FC)
By activity
Generation	224,318	183,573	204,512	198,665	196,170	299,126	748,449	2,054,814
By creditor
Eletrobras	224,318	183,573	204,512	198,665	196,170	299,126	748,449	2,054,814

14.Number of employees

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14	2014
Up to 5	255	260	262	259	259
6 to 10	59	58	58	58	58
11 to 15	-	01	01	01	01
16 to 20	25	25	25	24	25
21 to 25	25	24	4	04	14
beyond 25	146	147	164	160	154
Total	510	515	514	506	511

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14	2014
Up to 5	50	50	52	52	51
6 to 10	52	52	53	54	53
11 to 15	7	7	7	7	7
16 to 20	2	2	3	3	3
21 to 25	2	2	1	1	2
beyond 25	10	9	13	11	11
Total	123	122	129	128	127

14.2.By region

State	Number of employees
	1Q14	2Q14	3Q14	4Q14	2014
Rio Grande do Sul	637	637	643	634	638

14.3.By departments

Department	Number of employees
	1Q14	2Q14	3Q14	4Q14	2014
Campo	511	515	514	506	511
Administrativo	126	122	129	128	127

164

15.Complementary work force

Operational	1Q14	2Q14	3Q14	4Q14	2014
	559	558	388	389	473

16.Turn-over - %

1Q14	2Q14	3Q14	4Q14	2014
3.30	0.55	0.55	0.63	1.26

165

2. Distribution Companies

Company	Net Operating Revenue		Service Result		Income/Loss for the Period		EBITDA (R$ million)		EBITDA Margin
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Amazonas Energia	3,610	2,711	803	-852	-415	-1.655	1.085	-697	30.0	-25.7
Distribuição Alagoas	1,342	921	-21	-183	-95	-209	11	-157	0.8	-17.1
Distribuição Piauí	1,292	1,019	170	-373	37	-	201	-344	15.6	-33.7
Distribuição Rondônia	1,309	1,070	414	-279	293	-323	448	-248	34.2	-23.2
Distribuição Roraima	207	190	-64	24	-76	29	-55	33	-26.4	17.2
Distribuição Acre	374	343	94	-105	34	-152	108	-94	28.8	-27.4
Celg D*	1,259	-	253	-	125	-	282	-	22.4	-

* Information relating to the 4th quarter 2014.

Eletrobras System Distribution

Company	Extension of Distribution Lines (Km)	Number of Clients assisted	Number of municipalities served	Number of substations
Amazonas Energia	44,519	860,737	62	55
Distribuição Acre	19,052	240,039	22	15
Distribuição Alagoas	41,734	1,013,971	102	40
Celg-D	211,243	2,716,003	237	337
Distribuição Piauí	87,500	1,144,730	224	83
Distribuição Rondônia	57,129	580,859	52	57
Distribuição Roraima	3,508	102,078	01	03

Extension of Transmission Lines – Km

Company	Own (a)	SPEs (b)	Physical aggregation in 2014	Total (a+b)
Amazonas	701	-	28	701
Geration and Transmission Companies	61,441	5,449	3,199	66,890
Total	62,142	5,449	3,227	67,591

(b) Company's participation in the enterprise

Installed Capacity – MW

Company	Own (a)	SPEs (b)	Physical aggregation in 2014	Total (a+b)
Amazonas Energia	2,083	-	-	2,083
Distribuição Rondônia	03	-	-	03
Eletrobras	-	13	-	13
Generation and Transmission companies	39,179	2,878	1,048	42,587
Total	41,264	2,891	1,169	44,156

(b) Company's participation in the enterprise

* The physical aggregation of 2014 of distribution companies refers to the transfer of TPU Electron from Eletronorte to Amazonas Energia.

Energy sold – MWh*

	2014	2013
Amazonas Energia**	6,191,116	5,843,457
Distribuição Acre	875,470	815,767
Distribuição Alagoas	3,335,540	3,190,949
Distribuição Piauí	3,016,471	2,800,824
Distribuição Roraima	701,637	619,300
Distribuição Rondônia	2,992,056	2,821,856
Total	17,112,446	16,092,153
Celg-D	3,034,958	-

* Do not consider the amount of “Own Consumption”

** Do not consider the short term energy

166

Balance Sheet

(R$ thousands)

Asset	Consolidated
	12.31.14	12.31.13
Current Assets
Availabilities	62,606	84,656
Clients (Consumers and Resellers)	436,063	372,341
Marketable Securities	131,715	-
Deferred fiscal asset (taxes and Contributions)	27,099	34,063
Income Tax and Social Contributions	-	-
Reimbursement rights - CCC (12,111 law)	2,523,243	10,195,291
Linked Deposits	12,315	-
Stored materials	103,542	141,381
Financial Asset – Indemnitiable Concessions	89,590	-
Others	579,971	152,906
Current Assets Total	3,966,144	10,980,638
.
Non-current Assets
Clients (Consumers and Resellers)	78,774	53,619
Deferred fiscal asset (taxes and contributions)	2,100,973	1,749,861
Reimbursement rights - CCC (12,111 law)	2,959,326	-
Linked Deposits	338,333	270,213
Financial asset – Annual allowed revenue (Transmission)	3,024,112	3,039,230
Others	9,072	9,071
Advance for equity participation	-	-
	8,510,590	5,121,994
INVESTMENT	12,938	7,678
FIXED ASSETS	1,376,407	1,257,715
INTANGIBLE ASSETS	620,842	194,303
Non-current Assets total	10,520,777	6,581,690
Assets total	14,486,921	17,562,328

167

Liabilities and Stockholders’ Equity	Consolidated
	12.31.14	12.31.13
Current Liability
Suppliers	2,439,763	4,841,004
Loans and Financing	646,856	472,434
Taxes and Social Contribution	47,341	60,835
Income Tax and Social Contribution	4,949	2,392
Reimbursement Obligations- CCC (12,111 Law)	-	7,783,701
Costumers advance	-	-
Fuel Consumption Account - CCC	-	-
Shareholders remuneration (dividends to pay)	-	-
Estimated Obligations	58,707	48,028
Provisions for contingencies	-	-
Post-Employment Benefits (Complementary Pension Fund)	-	1,022
Leasing	74,507	181,596
Onerous Contracts	-	-
Sector charges	3,072	-
Incentive to Early Retirement	-	-
Others	124,500	922,292
Current Liability Total	3,399,695	14,313,304

Non-Current Liability
Suppliers	7,326,768	599,631
Loans and Financing	1,517,563	715,349
Taxes and Social Contribution	-	-
Income Tax and Social Contribution	-	-
Reimbursement Obligations - CCC (12,111 Law )	2,208,958	2,009,423
Costumers advance	-	-
Estimated obligations	-	4,849
Provisions for contingencies	341,313	200,135
Provision for Onerous Contracts	-	295,259
Post-Employment Benefits (Complementary Pension Fund)	1,321	343
Leasing	1,252,154	1,891,628
Concessions to pay - UBP	-	-
Sector charges (regulatory taxes)	-	-
Other Comprehensive Income	-	-
Advance for future capital increase	-	-
Others	458,530	24,909
Non-Current Liability Total	13,106,607	5,741,526

Stockholders’ Equity
Social Capital	4,610,171	4,610,171
Capital Reserves	-	-
Profit reserves	-	-
Additional proposed dividend	-	-
Acumulated profit/loss	-6,627,299	-7,100,264
Other Comprehensive Income	-2,253	-2,409
Non-Controlling shareholders participation	-	-

Stockholders’ Equity Total	-2,019,381	-2,492,502

Non-Current Liability and Stockholders’ Equity Total	14,486,921	17,562,328

168

Statement of Income

(R$ thousands)

	Consolidated
	12.31.14	12.31.13
Operating Revenue
Supply – Generation	1,093,805	1,137,447
Short term electric energy	1,769,706	299,589
Construction Plants Revenue	60,797	563,180
Electric Energy Supply - Distribution	689,159	577,656
Constructuion Revenue - Distribution	329,115	425,395
Other Operating Revenues	354,117	247,513
Deduction to Revenue	-686,663	-539,296
Net Operating Revenue	3,610,036	2,711,484
.
Operating Costs
Energy purchased for resale	-1,336,890	-406,444
Charges on electric grid usage	-53	-
Construction Cost	-389,912	-988,576
Fuel	-188,981	-140,420
Operating Expenses
Personnel, Material and Third-part related Service	-642,452	-661,366
Remuneration and Reimbursement	-7,197	-6,363
Depreciation and Amortization	-281,561	-154,067
Donations and Contributions	-	-
Provisions	693,633	-535,589
Others	-653,606	-670,192
Operating Costas and Expenses	-2,807,019	-3,563,017
.
Operating Result before Financial Result	803,017	-851,533
.
Financial Result	-1,218,441	-803,293
Result before Income tax and Social Contribution	-415,424	-1,654,826
.
Current Income Tax and Social Contribution	-	-
Deferred Income Tax and Social Contribution	-	-
Net Profit of Period	-415,424	-1,654,826

169

Cash Flow

(R$ thousands)

Cash Flow	12.31.14	12.31.13
OPERATING ACTIVITIES
Result before income tax and social contribution	-397,450	-1,464,211
Depreciation and amortization	270,537	154,067
Intangible Amortization – Distribution / Transmission	0	0
Monetary and Exchange net variations	-52,265	-1,308
Financing charges	578,003	475,046
Equity Method	-5,125	0
Provision for uncovered liability	0	0
Provision for credits of doubtful liquidation	-4,293	39,427
Provisions for contingencies	18,447	-22,407
Provision for staff realignment	0	-92,528
Provision for impairment of assets	-758,034	-167,653
Provision for losses with onerous contracts	0	0
Provision for Financial Asset loss	0	0
Global reversal reserve charges	0	0
Present value adjustment	0	891
Minority Participation in Result	0	0
Charges on shareholders funds	0	0
Financial asset revenue by IRR	0	0
Derivative financial instruments	0	0
Others	-23,204	552,987
Variation in operating assets / liabilities	35,569	1,280,418
Net cash from operating activities	-337,815	754,729

Financing charges – payment	-173,409	-93,525
Payment of charges of global reversal reserve	0	0
Financial charges receivable	0	0
Remuneration from equity participation	0	0
Financial asset revenue by AAR	0	0
Financial Asset on receiving indemnities	0	0
Payment of income tax and social contribution	0	0
Complementary pension fund payment	0	0
Lawsuits payment	0	-16,434
Legal deposits	-20,626	-57,071
Net cash from Operational activities	-531,850	587,699

FINANCING ACTIVITIES
Loans and financing obtained	1,462,326	329,924
Loans and financing payable – principal	-544,828	-173,234
Payment of Shareholders remuneration	0	0
Loans and financing amortization – principal	0	0
Capital increase – receivable	0	0
Others	0	0
Net cash from financing activities	917,498	156,690

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-8,158	-47,636
Intangible acquisition	-12,128	-14,920
Acquisition ofConcession Asset	-387,276	-987,844
Advance for future capital increase	0	0
Acquisition of equity participation investment	0	-10
Others	-136	0
Net Cash from investment activities	-407,698	-1,050,410

Increase (Decrease) in Cash and Cash Equivalents	-22,050	-306,021

Cash and cash equivalents at beginning of the period – 12/31/13	84,656	390,677
Cash and cash equivalents at end of the period – 12/31/14	62,606	84,656
.	-22,050	-306,021

170

Analysis of the result

4Q14 x 3Q14

The Company presented in 4Q14 a net profit 261.3% higher than that registered in the previous quarter, from a loss of R$ 290.8 million in 3Q14 to a profit of R$ 469.1 million in 4Q14, mainly due to the factors below described.

Operating Revenue

Emphasis on energy sales revenue in the spot market, from R$ 307.4 million in 3Q14 to R$ 633.9 million in 4Q14 mainly due to increase in the price of electric energy.

Operating Expenses

Electric energy purchased for resale increased by 77.5% from R$ 176.1 million in 3Q14 to R$ 312.7 million in 4Q14, mainly due to increased demand and energy prices.

Operational provisions increased by 609.8%, from a provision of R$ 65 million in 3Q14 to a reveral of R$ 331.3 million in 4Q14, mainly due to the reversal of a provision for impairment in the amount of R$ 300 million in 4Q14

Financial Result

The debt charges increased by 153.5%, from R$ 44.3 million in 3Q14 to R$ 112.3 million in 4Q14, mainly due to new contracts.

171

Market Data

1.Generation Assets and Energy generated

Own assets

Unit	Fuel	Installed Capacity (MW)	Assured Energy (Avg MW)	Generated Energy (MWh)
				1Q14	2Q14	3Q14	4Q14	2014
Parintins	Biodiesel BS1800	33.16	10.083	25,635	26,634	30,285	32,549	115,103
Itacoatiara	Biodiesel BS1800	34.83	6.328	22,865	24,636	29,572	33,769	81,300
Manacapuru	Biodiesel BS1800	28.93	10.868	-	-	-	-	0
Barreirinha	Biodiesel BS1800	3.71	0.729	2,935	3,043	3,483	3,645	9,626
Coari	Biodiesel BS1800	20.85	7.572	19,607	21,982	23,591	23,370	88,550
Maués	Biodiesel BS1800	12.43	3.822	9,597	10,180	11,304	11,890	42,971
Humaitá	Biodiesel BS1800	15.37	4.661	12,494	12,460	14,435	14,518	53,907
Urucará	Biodiesel BS1800	4.67	1.484	3,272	3,399	3,915	4,193	14,779
Benjamin Constant	Biodiesel BS1800	7.32	2.549	6,834	7,180	7,157	7,557	28,728
Tefé	Biodiesel BS1800	18.2	6.783	17,844	18,513	20,513	21,089	77,959
Manicoré	Biodiesel BS1800	7.67	2.489	6,139	6,989	7,489	7,604	28,221
Autazes	Biodiesel BS1800	6.07	1.753	5,907	5,734	6,137	6,282	24,060
Codajás	Biodiesel BS1800	7	1.653	2,886	4,580	4,952	5,064	17,482
Eirunepé	Biodiesel BS1800	10.62	1.996	4,876	5,456	5,456	5,952	21,740
Nova O. do Norte	Biodiesel BS1800	6.52	1.996	4,942	5,242	5,862	6,004	22,050
Atalaia do Norte	Biodiesel BS1800	1.19	0.05	-	-	-	-	-
Barcelos	Biodiesel BS1800	4.87	1.367	3,511	3,644	3,994	4,156	15,305
Lábrea	Biodiesel BS1800	9.54	2.611	7,470	7,740	8,084	8,698	31,992
São P. de Olivença	Biodiesel BS1800	3.79	0.986	2,510	2,650	2,732	2,963	10,855
Santo Antônio do Içá	Biodiesel BS1800	3.22	1.04	2,776	2,959	3,156	3,286	12,177
Carauari	Biodiesel BS1800	7.18	2.036	5,380	5,699	5,818	6,045	22,942
Fonte Boa	Biodiesel BS1800	6.23	1.662	3,781	3,684	4,044	4,571	16,080
Boca do Acre	Biodiesel BS1800	8.22	2.538	6,647	7,024	7,302	7,833	28,806
São G. da Cachoeira	Biodiesel BS1800	8.42	3.021	7,992	8,261	7,941	8,908	33,102
Itapiranga	Biodiesel BS1800	3.06	0.985	2,361	2,434	2,768	2,976	10,539
Anori	Biodiesel BS1800	4.16	1.073	1,215	2,892	3,375	3,454	10,936
Silves	Biodiesel BS1800	2.5	0.498	1,712	1,773	1,867	1,889	7,241
Augusto Montenegro	Biodiesel BS1800	0.6	0.055	175	181	182	248	786
Nhamundá	Biodiesel BS1800	4.58	0.961	2,562	2,783	3,360	3,544	12,249
Tabatinga	Biodiesel BS1800	15.43	5.336	12,973	14,030	14,497	15,225	56,725

172

Unit	Fuel	Installed Capacity (MW)	Assured Energy (Avg MW)	Generated Energy (MWh)
				1Q14	2Q14	3Q14	4Q14	2014
Novo Aripuanã	Biodiesel BS1800	5.69	1.584	3,972	4,052	4,645	4,897	17,566
Borba	Biodiesel BS1800	3.6	1.851	4,874	5,244	5,671	5,936	21,725
Santa I.do Rio Negro	Biodiesel BS1800	2.42	0.676	1,726	1,798	1,861	2,019	7,404
Jutaí	Biodiesel BS1800	6.18	1.182	2,794	2,839	3,259	3,371	12,263
Novo Airão	Biodiesel BS1800	5.27	1.206	3,441	3,735	4,037	3,994	15,207
Ipixuna	Biodiesel BS1800	3.04	0.597	1,499	1,690	1,774	1,920	6,883
Envira	Biodiesel BS1800	3.38	0.856	2,380	2,432	2,462	2,759	10,033
Cucuí	Biodiesel BS1800	0.57	0.073	200	243	219	252	914
Japurá	Biodiesel BS1800	0.18	0.044	137	141	161	172	611
Maraã	Biodiesel BS1800	3.69	0.628	1,805	2,100	2,258	2,365	8,528
Juruá	Biodiesel BS1800	2.49	0.462	1,335	1,546	1,594	1,657	6,132
Tapauá	Biodiesel BS1800	3.71	1.155	2,914	3,493	3,969	3,727	14,103
Canutama	Biodiesel BS1800	2.23	0.613	1,519	1,621	1,766	1,820	6,726
Pauini	Biodiesel BS1800	2.62	0.698	1,878	2,022	2,111	2,063	8,074
Careiro	Biodiesel BS1800	2.5	0.859	1,783	1,942	1,977	2,246	7,948
Amaturá	Biodiesel BS1800	1.8	0.446	1,189	1,323	1,407	1,475	5,394
Estirão do Equador	Biodiesel BS1800	0.72	45.207	108	142	138	145	533
Palmeiras	Biodiesel BS1800	0.72	0.053	92	99	107	111	409
Ipiranga	Biodiesel BS1800	0.42	0.054	118	134	114	133	499
Vila Bittencourt	Biodiesel BS1800	0.57	0.068	138	132	132	150	552
Iauaretê	Biodiesel BS1800	01	0.178	197	239	254	258	948
São S. do Uatumã	Biodiesel BS1800	2.64	0.638	1,526	1,536	1,714	1,855	6,631
Tonantins	Biodiesel BS1800	3.46	0.944	1,799	2,041	2,059	2,181	8,080
Alvarães	Biodiesel BS1800	2.72	0.641	1,950	2,138	2,165	2,260	8,513
Beruri	Biodiesel BS1800	2.97	0.756	2,171	2,510	2,660	3,034	10,375
Caapiranga	Biodiesel BS1800	2.06	0.493	2,637	2,001	2,191	1,964	8,793
Uarini	Biodiesel BS1800	1.94	0.615	1,885	2,073	2,091	2,116	8,165
Urucurituba	Biodiesel BS1800	2.84	0.787	2,755	2,835	3,035	2,992	11,617
Pedras	Biodiesel BS1800	0.57	0.102	291	321	332	379	1,323
Anamã	Biodiesel BS1800	1.73	0.54	785	1,826	1,935	2,196	6,742
Itamarati	Biodiesel BS1800	2.56	0.405	1,270	1,371	1,427	1,498	5,566
Castanho	Biodiesel BS1800	12.72	4.195	12,166	13,163	13,536	13,094	51,959
Rio Preto da Eva	Biodiesel BS1800	11.21	3.389	9,633	10,126	10,807	11,201	41,767

173

Unit	Fuel	Installed Capacity (MW)	Assured Energy (Avg MW)	Generated Energy (MWh)
				1Q14	2Q14	3Q14	4Q14	2014
Limoeiro	Biodiesel BS1800	1.79	0.335	1,005	1,009	1,062	1,200	4,276
Boa Vista do Ramos	Biodiesel BS1800	2.31	0.738	2,571	2,714	2,828	2,881	10,994
Manaquiri	Biodiesel BS1800	3.01	1.118	3,290	3,707	3,969	3,986	14,952
Caviana	Biodiesel BS1800	0.58	0.122	329	344	348	378	1,399
Campinas	Biodiesel BS1800	0.43	0.06	176	198	219	224	817
Caiambé	Biodiesel BS1800	0.88	0.121	386	399	388	418	1,591
Murituba	Biodiesel BS1800	0.3	0.033	73	78	77	86	314
Apuí	Biodiesel BS1800	7.19	1.381	3,521	4,097	4,341	4,486	16,445
Mocambo	Biodiesel BS1800	0.89	0.188	-	-	-	-	0
Belém do Solimões	Biodiesel BS1800	0.84	0.213	438	448	438	614	1,938
Itapeaçú	Biodiesel BS1800	0.85	0.153	-	-	-	-	0
Caborí	Biodiesel BS1800	0.78	0.095	755	828	910	945	3,438
Cametá	Biodiesel BS1800	0.612	0.136	-	-	-	-	0
Sacambú	Biodiesel BS1800	0.448	0.064	225	236	252	242	955
Novo Remanso	Biodiesel BS1800	4.06	1.331	4,455	4,849	4,839	5,225	19,368
Tuiué	Biodiesel BS1800	0.71	0.096	276	341	308	362	1,287
Jacaré	Biodiesel BS1800	0.34	0.164	569	589	769	639	2,566
Novo Céu	Biodiesel BS1800	01	0.404	1,740	1,740	1,740	1,912	7,132
Zé Açú	Biodiesel BS1800			-	-	-	-	0
Vila Amazônia	Biodiesel BS1800	2.08	0.341	1,285	1,227	1,455	1,582	5,549
Terra Nova	Biodiesel BS1800			-	-	-	-	0
Axinim	Biodiesel BS1800	0.66	0.107	307	333	302	373	1,315
Vila Urucurituba	Biodiesel BS1800	0.38	0.059	148	150	150	176	624
Arara	Biodiesel BS1800	0.332	0.052	142	159	159	178	638
Feijoal	Biodiesel BS1800	0.778	0.062	210	265	236	330	1,041
Lindoia	Biodiesel BS1800	01	0.304	888	1,035	1,070	966	3,959
Moura	Biodiesel BS1800	0.52	0.065	158	166	197	194	715
Santana	Biodiesel BS1800	0.31	0.051	116	139	152	147	554
Sucunduri	Biodiesel BS1800	0.16	0.048	128	159	189	156	632
Carvoeiro	Biodiesel BS1800	0.33	0.016	44	48	51	47	190
Itapuru	Biodiesel BS1800	0.31	0.02	67	83	91	119	360
Betânia	Biodiesel BS1800	0.43	0.111	264	235	270	282	1,051
Vila de Matupí	Biodiesel BS1800	1.85	0.619	1,907	1,993	2,295	2,475	8,670
Auxiliadora	Biodiesel BS1800	0.468	0.079	239	247	275	244	1,005

174

Unit	Fuel	Installed Capacity (MW)	Assured Energy (Avg MW)	Generated Energy (MWh)
				1Q14	2Q14	3Q14	4Q14	2014
Tamaniquá	Biodiesel BS1800	0.468	0.079	65	65	63	65	258
Santa Rita Well	Biodiesel BS1800	0.62	0.183	512	510	469	537	2,028
Parauá	Biodiesel BS1800	0.568	0.096	224	245	242	205	916
Belo Monte	Biodiesel BS1800	0.246	0.044	114	117	124	148	503
Vila de Alterosa	Biodiesel BS1800	0.33	0.067	225	260	253	260	998
Camaruã				101	103	116	134	454
HPU Balbina	Water	277.5	132.3	283,428	251,959	437,394	341,407	1,314,189
TPU Aparecida	OCTE, GN	282.5	150.0	295,750	301,358	302,117	285,536	1,184,761
TPU Mauá	Block 1 - OC1A / Block 3 Natural Gas (Alternative OCTE) / Block4 – OPGE / Block 5 – Biodiesel / Block 6 – Biodiesel / Block 7 - Biodiesel	738.1	311.0	398,686	369,361	407,293	349,608	1,514,948
TPU Electron	OCTE	121.1	18.0	809	4,339	18,288	8,517	31,953
TPU CO Cidade Nova	Diesel/Biodiesel	29.6	19.4	13,839	20,285	17,521	23,714	75,359
TPU AS São José	Diesel/Biodiesel	73.4	47.5	40,054	45,019	34,389	38,327	157,790
TPU FO Flores	Diesel/Biodiesel	124.7	78.3	78,129	104,490	84,677	95,424	362,719
TPU Distrito	Biodiesel (B S1800)	51.3	38.3	36,129	45,778	31,119	36,260	149,286
TPU Iranduba	Diesel/Biodiesel	66.6	47.1	40,323	62,150	47,607	41,940	192,021
Total		2,204.22	1,012.0	1,493,966	1,528,095	1,729,862	1,293,683	5,256,778

175

Unit	Location (State)	Beginning of Operation	End of Operation
Parintins	Amazonas	Dec/65	Undefined
Itacoatiara	Amazonas	Sep/66	Undefined
Manacapuru	Amazonas	Jan/67	Undefined
Barreirinha	Amazonas	Jun/67	Undefined
Coari	Amazonas	Sep/67	Undefined
Maués	Amazonas	Dec/67	Undefined
Humaitá	Amazonas	Jul/68	Undefined
Urucará	Amazonas	Jun/68	Undefined
Benjamin Constant	Amazonas	Aug/68	Undefined
Tefé	Amazonas	Aug/68	Undefined
Manicoré	Amazonas	May/69	Undefined
Autazes	Amazonas	Jun/69	Undefined
Codajás	Amazonas	Sep/69	Undefined
Eirunepé	Amazonas	Sep/69	Undefined
Nova Olinda do Norte	Amazonas	Oct/69	Undefined
Atalaia do Norte	Amazonas	Mar/70	Undefined
Barcelos	Amazonas	Jul/70	Undefined
Lábrea	Amazonas	Aug/70	Undefined
São Paulo de Olivença	Amazonas	Jan/71	Undefined
Santo Antônio do Içá	Amazonas	Jan/71	Undefined
Carauari	Amazonas	Jan/71	Undefined
Fonte Boa	Amazonas	Jan/71	Undefined
Boca do Acre	Amazonas	Feb/71	Undefined
São Gabriel da Cachoeira	Amazonas	Mar/71	Undefined
Itapiranga	Amazonas	Oct/71	Undefined
Anori	Amazonas	Oct/71	Undefined
Silves	Amazonas	Oct/71	Undefined
Augusto Montenegro	Amazonas	Oct/71	Undefined
Nhamundá	Amazonas	Nov/71	Undefined
Tabatinga	Amazonas	Nov/71	Undefined
Novo Aripuanã	Amazonas	Jun/72	Undefined
Borba	Amazonas	May/72	Undefined
Santa Isabel do Rio Negro	Amazonas	Oct/72	Undefined
Jutaí	Amazonas	May/72	Undefined
Novo Airão	Amazonas	Jul/73	Undefined
Ipixuna	Amazonas	Jul/73	Undefined
Envira	Amazonas	Aug/73	Undefined
Cucuí	Amazonas	Oct/73	Undefined
Japurá	Amazonas	Oct/73	Undefined
Maraã	Amazonas	Oct/73	Undefined
Juruá	Amazonas	Oct/73	Undefined
Tapauá	Amazonas	Dec/73	Undefined
Canutama	Amazonas	Dec/73	Undefined
Pauini	Amazonas	Sep/74	Undefined
Careiro	Amazonas	Sep/74	Undefined
Amaturá	Amazonas	Nov/74	Undefined
Estirão do Equador	Amazonas	Dec/74	Undefined
Palmeiras	Amazonas	Dec/74	Undefined
Ipiranga	Amazonas	Jan/75	Undefined
Vila Bittencourt	Amazonas	Dec/75	Undefined
Iauaretê	Amazonas	Apr/75	Undefined
São Sebastião do Uatumã	Amazonas	Apr/75	Undefined
Tonantins	Amazonas	Apr/75	Undefined
Alvarães	Amazonas	May/75	Undefined
Beruri	Amazonas	Dec/75	Undefined
Caapiranga	Amazonas	Jan/75	Undefined
Uarini	Amazonas	Feb/76	Undefined
Urucurituba	Amazonas	Jan/75	Undefined
Pedras	Amazonas	Aug/76	Undefined
Anamã	Amazonas	Jan/76	Undefined
Itamarati	Amazonas	Feb/76	Undefined
Castanho	Amazonas	Dec/79	Undefined
Rio Preto da Eva	Amazonas	Jun/04	Undefined
Limoeiro	Amazonas	Nov/82	Undefined
Boa Vista do Ramos	Amazonas	Mar/86	Undefined
Manaquiri	Amazonas	Jun/84	Undefined
Caviana	Amazonas	Jul/86	Undefined
Campinas	Amazonas	Jul/86	Undefined
Caiambé	Amazonas	Aug/76	Undefined

176

Unit	Location (State)	Beginning of Operation	End of Operation
Murituba	Amazonas	Aug/86	Undefined
Apuí	Amazonas	Sep/86	Undefined
Mocambo	Amazonas	Mar/87	Undefined
Belém do Solimões	Amazonas	Mar/87	Undefined
Itapeaçú	Amazonas	Mar/87	Undefined
Caborí	Amazonas	Sep/92	Undefined
Cametá	Amazonas	Sep/92	Undefined
Sacambú	Amazonas	Dec/92	Undefined
Novo Remanso	Amazonas	Aug/98	Undefined
Tuiué	Amazonas	Sep/98	Undefined
Jacaré	Amazonas	Aug/98	Undefined
Novo Céu	Amazonas	Aug/98	Undefined
Zé Açú	Amazonas	Sep/98	Undefined
Vila Amazônia	Amazonas	Sep/98	Undefined
Axinim	Amazonas	Oct/98	Undefined
Vila Urucurituba	Amazonas	May/99	Undefined
Arara	Amazonas	Apr/00	Undefined
Feijoal	Amazonas	Feb/00	Undefined
Lindoia	Amazonas	Jul/00	Undefined
Moura	Amazonas	Apr/04	Undefined
Santana	Amazonas	Jul/05	Undefined
Sucunduri	Amazonas	Oct/06	Undefined
Carvoeiro	Amazonas	Mar/06	Undefined
Itapuru	Amazonas	Oct/10	Undefined
Betânia	Amazonas	Jul/06	Undefined
Vila de Matupí	Amazonas	Aug/06	Undefined
Auxiliadora	Amazonas	Oct/06	Undefined
Santa Rita Well	Amazonas	Nov/06	Undefined
Parauá	Amazonas	Sep/03	Undefined
Belo Monte	Amazonas	Oct/06	Undefined
Vila de Alterosa	Amazonas	Oct/06	Undefined
HPU Balbina	Amazonas	Jan/89	Mar/27
TPU Aparecida	Amazonas	Feb/84	Undefined
TPU Mauá	Amazonas	Apr/73	Undefined
TPU Electron	Amazonas	Jun/05	Undefined
UT CO Cidade Nova	Amazonas	Aug/08	Undefined
UT AS São José	Amazonas	Feb/08	Undefined
UT FO Flores	Amazonas	Aug/08	Undefined
TPU Distrito	Amazonas	Oct/10	Undefined
TPU Iranduba	Amazonas	Nov/10	Undefined

2. Electric energy purchased for resale

System	Unit	1Q14*	2Q14*	3Q14	4Q14	2014
Eletrobras (Guajará)	MWh	1,490	1,471	1,566	1,716	6,244
	R$ million	3.1	-	-1.5	0.42	2.02
Others (PIE'S-Independent Producer.- Self producer)	MWh	673,823	690,572	687,838	669,200	2,689,096
	R$ million	21.7	24.3	26.7	25.5	98.2
Total	MWh	675,313	692,043	689,404	670,916	2,695,340
	R$ million	24.8	24.3	25.2	n/a	n/a

*Do ot consider the energy traded in the short term market.

177

3. Number of Consumer Units Serviced

Distribution to	1Q14		2Q14		3Q14		4Q14		2014
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	167.3	460,793	169.0	479,342	189.0	531,763	253.7	539,504	678.2	2,011,401
Industrial	100.4	443,444	97.5	427,642	142.7	463,765	156.1	451,658	418.9	1,786,509
Commercial	99.3	301,043	105.6	320,395	122.2	344,854	158.1	343,790	423.6	1,310,082
Rural	4.1	19,924	3.9	19,643	4.1	20,172	5.7	20,786	15.5	80,525
Public Utilities	39.3	132,084	42.4	149,118	46.9	167,182	64.4	163,791	169.4	612,175
Public Ilumination	13.6	32,905	10.2	43,908	10.3	44,603	12.0	44,681	31.4	166,097
Public Service	4.1	51,237	7.8	49,311	8.2	49,516	15.4	48,461	42.3	198,526
Own Consumption	3.8	6,913	3.5	6,132	2.7	6,440	633.9	6,317	1,769.7	25,801
CCEE Others	264.9	567,433	563.5	644,979	307.4	577,835	253.7	534,940	678.2	2,325,188
Total	697	2,015,776	1,003	2,140,470	834	2,206,130	1,299.3	2,153,928	3,549.0	8,516,304

4. Consumer units attended

1Q14	2Q14	3Q14	4Q14	2014
837,609	848,613	860,545	860,737	860,737

5. Expansion of Network – Number of new connections

1Q14	2Q14	3Q14	4Q14	2014
14,765	6,968	3,876	3,251	28,860

6. Substations

1Q14	2Q14	3Q14	4Q14	2014
54	54	54	55	54

7. Fuel used to produce electricity

Type	Unit	1Q14		2Q14		3Q14		4Q14		2014
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel Oil	Litre	100,773,392	960.5	152,682,088	1,074.3	92,334,839.90	1,026.1	101,976,563	1,293.7	447,766,882.9	4,354.6

8. Losses  - %

1Q14		2Q14		3Q14		4Q14		2014
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
2.44	35.42	1.5	37.08	1.00	39.20	0.97	38.91	1.44	38.87

9.Extension of transmission lines – 12.31.14

From - To	Extension (Km)	Tension (Kv)	Beginning of Operation	End of Concession
Balbina–Cristiano Rocha	158.513	230	Nov/06	Mar/27
Manaus–Cristiano Rocha	22.704	230	Nov/06	Mar/27
Ramal de Transmissão–Presidente Figueiredo	0.124	230	Sep/08	Mar/27
Balbina – Manaus I	180.344	230	Mayi/89	Mar/27
Balbina – Balbina – Circuit 1	0.590	230	Feb/89	Mar/27
Balbina – Balbina – Circuit 2	0.635	230	Apr/89	Mar/27
Balbina – Balbina – Circuit 3	0.635	230	Apr/89	Mar/27
Balbina – Balbina – Circuit 4	0.680	230	Sep/89	Mar/27
Balbina – Balbina – Circuit 5	0.680	230	Jul/89	Mar/27
Mauá Três – Jorge Teixeira	13,42	230	Set/14	Jul/15

178

Subtransmission

Line	Extension (Km)	Tension (kV)	Beginning of Operation	End of Concession
Manaus I – São José	7.285	69	Feb/01	Jul/15
Manaus I – Mauá	11.815	69	Oct/91	Jul/15
Manaus I – Distrito I – Circuit 1	4.685	69	Oct/91	Jul/15
Manaus I – Distrito I – Circuit 2	4.682	69	Nov/06	Jul/15
Manaus I – V8 – Circuit 1	1.160	69	Oct/91	Jul/15
Manaus I – V8 – Circuit 2	1.160	69	Oct/91	Jul/15
Manaus I – Cachoeirinha	6.112	69	Jul/92	Jul/15
Manaus I – Seringal Mirim – Circuit 1	6.649	69	Sep/97	Jul/15
Manaus I – Seringal Mirim – Circuit 2	7.277	69	Oct/97	Jul/15
Manaus I– Flores – Circuit 1	4.460	69	Feb/89	Jul/15
Manaus I – Flores – Circuit 2	4.565	69	Nov/01	Jul/15
Manaus I – Flores – Circuit 3	4.810	69	Dec/07	Jul/15
Manaus I – Cidade Nova	7.463	69	Jan/96	Jul/15
Manaus I – Santo Antônio	9.516	69	Apr/05	Jul/15
Flores – Redenção	1.469	69	Nov/08	Jul/15
Redenção – Ponta Negra	4.515	69	Nov/08	Jul/15
Flores – Ponta Negra	5.959	69	Dec/07	Jul/15
Aparecida – Ponta Negra	8.610	69	Jul/83	Jul/15
Aparecida – Seringal Mirim	3.796	69	Feb/97	Jul/15
Aparecida – Cachoeirinha	3.994	69	Apr/05	Jul/15
Aparecida – El Paso	0.153	69	Nov/99	Jul/15
Mauá – Distrito I – Circuit 1	7.481	69	Apr/77	Jul/15
Mauá – Distrito I – Circuit 2	6.728	69	Apr/99	Jul/15
Mauá – Distrito II – Circuit 1	4.122	69	Nov/97	Jul/15
Mauá – Distrito II – Circuit 2	4.107	69	Apr/04	Jul/15
Mauá – Marapatá	6.489	69	Nov/11	Jul/15
Marapatá – Cachoeirinha	2.894	69	Nov/11	Jul/15
Mauá – Cidade Nova	26.016	69	Aug/06	Jul/15
Mauá – Mauá Geração – Circuit 1	0.533	69	Feb/04	Jul/15
Mauá – Mauá Geração – Circuit 2	0.226	69	Feb/04	Jul/15
Mauá – El Paso	0.200	69	Mar/04	Jul/15
Mauá Geração – São José	8.924	69	Mar/04	Jul/15
Mauá Geração – Consumidores Especiais	9.362	69	Jul/04	Jul/15
Eletro – Cachoeirinha	0.357	69	Jan/81	Jul/15
Distrito I – Consumidores Especiais	7.723	69	Mar/96	Jul/15
Distrito II – Cachoeirinha – Circuit 1	7.421	69	Nov/97	Jul/15
Distrito II – Cachoeirinha – Circuit 2	7.830	69	Sep/11	Jul/15
Seringal Mirim – Cachoeirinha	3.980	69	Feb/97	Jul/15
Santo Antônio – Sivam	5.326	69	Mar/95	Jul/15
Ponta Do Ismael – Iranduba	18.043	69	Jun/06	Jul/15
Flores – Ambev	0.161	69	Mar/03	Jul/15
Iranduba – Manacapuru	70.000	69	Aug/12	Jul/15
Jorge Teixeira - Mutirão	7,1	138	Mai/14	Jul/15*
Mutirão – Cachoeira Grande	7,2	138	Mai/14	Jul/15*
Total	322.358

10. Extension of Distribution Lines - Km

1Q14	2Q14	3Q14	4Q14
44,420	44,462	45,492	44,519

11. DEC- Duration of interruptions - in hours

1Q14	2Q14	3Q14	4Q14	2014
13.28	27.89	44.20	61.60	61.60

12. FEC – Frequency of interruptions – Number of outages

1Q14	2Q14	3Q14	4Q14	2014
8.72	19.13	29.39	39.84	39.84

179

13. TMA – Average response time – in minutes

1Q14	2Q14	3Q14	4Q14	2014
296.01	276.88	282.27	363.12	363.12

14. Average price – R$/MWh

1Q14	2Q14	3Q14	4Q14	2014
277.64	278.10	278.32	276.68	277.69

15. Main investments – R$ million

Project	1Q14	2Q14	3Q14	4Q14	2014	Budget 2014
Distribution	68.64	73.71	62.86	95.61	300.80	357.27
Extension of Urban distribution	22.96	28.67	20.10	35.21	106.94	110.87
“Light for All” Program	24.94	29.18	25.92	44.93	124.97	130
Maintenance of the distribution system	9.67	6.85	8.90	5.77	31.19	55.92
Maintenance of the urban network	11.07	9.01	7.92	9.70	37.70	60.48
Others (infrastructure)	2.89	1.88	6.43	3.05	14.25	17.43
Generation	0.79	0.46	0.43	55.48	57.16	326.96
Transmission				40.43	40.43	47.75
Total	72.32	76.05	69.72	194.57	412.64	749.41

16. New Investments

16.1. Generation

16.1.1. Own assets

Unit	Location (State)	Investiment (R$ million)		Installed Capacity (MW)		Assured Energy (MW Avg)		Beginning of Operation		Beginning of construction
		Total	Up to 4Q14	Open cycle	Comb. cycle	Open cycle	Combined cycle	Open cycle	Combined cycle
TEU Mauá 3	AM	1,114.33	527.4	379,76	589,61	375,0	570,4	Sep/15	May/16	Sep/12

17. Loans and financing – R$ million

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Balance 12.31.14	Due Date	Index
Eletrobras	1,455.7	1,435.7	1,861.7	2,164.4	01.2014	RGR

18. Contract obligations – 12.31.14

Loans and financing R$ million	2015	2016	2017	2018	2019	2020	Após 2020
	646.9	237.9	305.7	253.2	203.4	189.5	327.8

Energy Purchase Contracts	2015	2016	2017	2018	2019	2020	Após 2020
R$ million	601.306	634.727	669.269	706.078	744.913	786.315	4,024.202
MWh	2,671,800	2,679,120	2,671,800	2,671,800	2,671,800	2,679,120	11,799,840

180

19. Default

Class	R$ million
Public Utility Service
Industrial	21.05
Residential	83.34
Commercial	31.38
Rural	2.60
Public Entities	27.63
Public Ilumination	1.05
Public Service	20.84
Others	-
Total	187.88

19.Number of employees

18.1.By tenure

Generation and Transmission

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	76	47	21	21
6 to 10	298	257	283	283
11 to 15	80	71	56	56
16 to 20	124	186	197	189
21 to 25	114	116	119	129
beyond 25	208	229	231	232
Total	900	906	907	910

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	73	45	26	26
6 to 10	229	229	246	243
11 to 15	55	23	13	15
16 to 20	81	87	94	90
21 to 25	72	107	103	105
beyond 25	185	202	209	206
Total	695	693	691	685

Administration

Tenure (years)	1Q14	2Q14	3Q14	4Q14
Up to 5	56	110	60	62
6 to 10	204	239	279	276
11 to 15	41	6	3	3
16 to 20	52	36	34	31
21 to 25	64	37	40	35
Beyond 25	132	105	108	108
Total	549	533	524	515

18.2. By region

State	.
	1Q14	2Q14	3Q14	4Q14
Amazonas	2,144	2,132	2,122	2,110

181

18.3. By departments

Department
	1Q14	2Q14	3Q14	4Q14
Field	1,595	1,599	1,598	1,595
Administrative	549	533	524	515

21.Complementary work force

1Q14	2Q14	3Q14	4Q14	2014
1,740	1,740	1,740	1,740	1,740

22.Turn-over - %

1Q14	2Q14	3Q14	4Q14	2014
0.37	0.61	0.19	0.26	0.26

182

Balance Sheet

(R$ thousands)

Asset	12.31.14
Current Assets
Availabilities	115,527
Clients (Consumers and Resellers)	659,119
Deferred Fiscal Assets (Taxes and Contributions)	5,292
Income Tax and Social contributions	-
Reimbursement rights – CCC (12,111 law)	95,161
Linked Deposits	89,405
Stored material	33,433
Financial Asset – Indemnitiable Concessions	114,325
Others	218,990
Current Total	1,331,252

Non-current Assets
Clients (Consumers and Resellers)	55,574
Deferred Fiscal Assets (Taxes and Contributions)	173,724
Marketable Securities	16,192
Reimbursement rights – CCC (12,111 law)	-
Linked Deposits	-
Financial Asset – Annual Allowed Revenue (Transmission)	1,991,973
Others	601,174
Advance to equity participation	-
2,838,637
INVESTMENT	-573
FIXED ASSET	150,344
INTANGIBLE	74,068

Non-Current Asset Total	3,062,476
Total Asset	4,393,728

183

Liabilities and Stockholders Equity	12.31.14
Current Liability
Suppliers	593,783
Loans and financings	302,885
Bonds	57,151
Taxes and social contributions	195,282
Income tax and Social Contribution	-
Reimbursement Obligations – CCC (12,111 law)	-
Advance to clients	-
Remuneration to shareholders (dividends to pay)	-
Estimated obligations	51,399
Provisions for Contingencies	-
Post-employment benefit (Complementary Pension Fund)	30,863
Leasing	-
Onerous Contracts	-
Sectorial Charges (regulatory taxes)	233,941
Incentive to personnel retiremnt	-
Others	299,245
Current Liability Total	1,764,549

Non-current Liability
Suppliers	874,025
Loans and financings	332,989
Bonds	228,195
Taxes and social contributions	30,486
Income tax and Social Contribution	37,487
Derivatives	-
Reimbursement Obligations – CCC (12,111 law)	-
Advance to clients	-
Estimated obligations	2,622
Provisions for Contingencies	595,445
Provision for onerous contract	-
Post-employment benefit (Complementary Pension Fund)	118,162
Sectorial Charges (regulatory taxes)	179,594
Advance for future capital increase	-
Others	16,495
Non-current Liability Total	2,415,500

Stockholders Equity
Social capital	3,475,679
Capital reserves	-
Profit Reserves	-
Additional Proposed Dividend	-
Accured losses/profit	-3,445,144
Other comprehensive Income	183,145
Non-controlling shareholders participation	-

Stockholders Equity Total	213,680
Liabilities and Stockholders’ Equity Total	4,393,728

184

Statement of Income

(R$ thousands)

09.30.2014 to 12.31.14
Operating Revenue
Electric Energy Supply - Distribution	1,634,246
Construction Revenue - Distribution	96,644
Other Operating Revenue	65,891
Deductions to Revenue	-537,630
Net Operating Revenue	1,259,151
Operating Costs
Electric Energy purchased for resale	-511,931
Construction Cost	-96,644
Operating Expenses
Personnel, Material and third-part related Service	-206,412
Charges on electric network usage	-39,232
Depreciation and Amortization	-28,537
Donations and Contributions	-
Provisions	-113,335
Others	-9,611
Operating Costs and Expenses	-1,005,702
Operating Result before Financial Result	253,449
Financial Result	-128,004
Result before Income tax and Social Contribution	125,445
Current Income tax and Social Contribution	-
Deferred Income tax and Social Contribution	-
Net Result of the period	125,445

185

Cash Flow

(R$ thousands)

Cash Flow	09.30.2014 to 12.31.14	12.31.13
OPERATING ACTIVITIES
Result before income tax and social contribution	-397,450	-1,464,211
Depreciation and amortization	270,537	154,067
Intangible Amortization – Distribution / Transmission	0	0
Monetary and Exchange net variations	-52,265	-1,308
Financing charges	578,003	475,046
Equity Method	-5,125	0
Provision for uncovered liability	0	0
Provision for credits of doubtful liquidation	-4,293	39,427
Provisions for contingencies	18,447	-22,407
Provision for investment losses	0	-92,528
Provision for impairment of assets	-758,034	-167,653
Provision for losses with onerous contracts	0	0
Provision for Financial Asset loss	0	0
Global reversal reserve charges	0	0
Present value adjustment	0	891
Minority Participation in Result	0	0
Charges on shareholders funds	0	0
Financial asset revenue by IRR	0	0
Derivative financial instruments	0	0
Others	-23,204	552,987
Variation in operating assets / liabilities	35,569	1,280,418
Net cash from operating activities	-337,815	754,729

Financing charges – payment	-173,409	-93,525
Payment of charges of global reversal reserve	0	0
Financial charges receivable	0	0
Remuneration from equity participation	0	0
Financial asset revenue by AAR	0	0
Financial Asset on receiving indemnities	0	0
Payment of income tax and social contribution	0	0
Complementary pension fund payment	0	0
Lawsuits payment	0	-16,434
Legal deposits	-20,626	-57,071
Net cash from Operational activities	-531,850	587,699

FINANCING ACTIVITIES
Loans and financing obtained	1,462,326	329,924
Loans and financing payable - principal	-544,828	-173,234
Payment of Shareholders remuneration	0	0
Refinancing of taxes and contributions payment - principal	0	0
Capital increase - receivable	0	0
Others	0	0
Net cash from financing activities	917,498	156,690

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-8,158	-47,636
Intangible Asset acquisition	-12,128	-14,920
Concession Asset Acquisition	-387,276	-987,844
Advance for future capital increase	0	0
Acquisition of equity participation investment	0	-10
Others	-136	0
Net Cash from investment activities	-407,698	-1,050,410

Increase (Decrease) in Cash and Cash Equivalents	-22,050	-306,021

Cash and cash equivalents at beginning of the period – 12/31/13	84,656	390,677
Cash and cash equivalents at end of the period – 12/31/14	62,606	84,656
.	-22,050	-306,021

186

1.  Generation Assets and Energy generated – N/A

2.  Electric energy purchased for resale

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	1,107,189	1,193,912	1,275,760	1,227,321	4,804,181
	R$ million	154.209	168.342	185.298	183.872	691.721
Others (1)	MWh	2,103,150	2,205,169	2,340,527	2,281,621	8,930,467
	R$ million	614.994	563.802	532.859	570.115	2,281.770
Total	MWh	3,210,338	3,399,081	3,616,287	3,508,942	13,734,649
	R$ million	769.203	732.144	718.157	753.987	2,973.491

(1) Includes PROINFA and Short Term.

3. Energy Sold

Distribution to	1Q14		2Q14		3Q14		4Q14
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	463,997	1,081,471	457,575	1,056,345	462,726	1,031,856	582,327	1,123,419
Industrial	201,49	565,026	210,759	593,194	222,603	626,906	274,84	620,502
Commercial	244,13	594,024	238,745	571,98	234,744	556,977	310,292	612,65
Rural	67,571	250,858	79,908	324,892	93,569	405,073	96,174	312,418
Public Utilities	39,879	105,451	40,673	106,732	38,779	100,1	54,824	119,445
Public Ilumination	21,804	91,839	43,68	181,05	36,397	144,562	44,053	149,7
Public Service	29,598	92,041	30,058	92,698	31,564	97,131	38,865	95,331
Own Consumption	688	1,374	400	1,299	530	1,276	711	1,493
Total	1,069,157	2,782,084	1,101,798	2,928,190	1,120,912	2,963,881	1,402,086	3,034,958

4.Number of Consumer Units Serviced

1Q14	2Q14	3Q14	4Q14
2,641,859	2,665,564	2,688,902	2,716,003

5. Network Expansion - number of new connections

1Q14	2Q14	3Q14	4Q14
26,994	25,436	22,165	26,857

6. Substations

1Q14	2Q14	3Q14	4Q14
320	316	319	337

7. Fuel used to produce electric energy – N/A

8. Losses - %

1Q14		2Q14		3Q14		4Q14		2014
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
9.72	2.18	9.95	2.44	9.89	6.33	9.77	3.93	9.83	3.44

9. Extension of Distribution Lines – Km

1Q14	2Q14	3Q14	4Q14
203,443	204,231	204,990	211,243

187

10. DEC – Duration of interruptions - in hours

1Q14	2Q14	3Q14	4Q14	2014
13.25	6.71	8.06	12.38	40.40

11. FEC – Frequency of interruptions – Number of outages

1Q14	2Q14	3Q14	4Q14	2014
7.47	5.47	6.00	8.30	27.24

12. TMA – Average response time – in minutes

1Q14	2Q14	3Q14	4Q14	2014
359.64	237.06	267.21	360.78	317.26

13. Average price– R$/MWh

1Q14	2Q14	3Q14	4Q14
379.0	361.6	375.8	455.61

14. Main Investments – R$ million

Project	1Q14	2Q14	3Q14	4Q14	2014 Total	2014 Budget
Distribution(Total)	43.4	43.4	61.8	112.3	260.9	456.8
AT and MT Enlargement	14.8	21.4	20.3	68.4	124.9	250.9
Enlargement and Improvments of Urbans Network	9.8	12.6	29.2	21.9	73.5	81.1
Electrification of Rural Properties	4.0	2.9	2.9	2.3	12.1	56.7
Maintenance and Improvement Program of System Facilities	4.6	3.3	2.9	3.2	14.0	29.1
Revenue Management	4.0	1.7	3.3	6.0	15.0	17.4
Corporate Investment	6.3	1.4	3.2	10.5	21.5	21.6
Total	43.4	43.4	61.8	112.3	260.9	456.8

15.New Investments – N/A

16. Loans and Financing – R$ million

Creditor	Balance on 03.31.14	Balance on 06.30.14	Balance on 09.30.14	Balance on 12.31.14	Due	Index
NATIONAL CURRENCY
Eletrobrás (ECF’s)	60.718	59.209	56.874	54.539	10/30/2018	2.32%p.y.
Banco Santander S/A	0	0	15.578	16.221	07/22/2016	4.78% p.y./CDI
Banco Bicbanco S/A	202.962	196.461	182.155	159.753	08/01/2016	5.32% p.y./CDI
Banco do Brasil S/A	7.432	6.119	4.814	3.503	08/17/2015	3.66% p.y./CDI
Banco Bracce S/A	4.743	3.244	3.087	2.904	12/28/2016	13.02%p.y./CDI
Banco Daycoval S/A	40.194	39.315	34.329	49.396	06/20/2016	6.04% p.y./CDI
Banco Intermedium S/A	0	10.273	10.277	9.599	04/10/2017	6.17% p.y./CDI
CELGPAR S/A	0	0	108.167	109.537	10/15/2027	6.8% p.y.
Banco Panamericano S/A	12.041	9.032	6.027	28.046	04/23/2015	4.99%p.y./CDI
Banco ABC Brasil S/A	128.632	128.613	95.177	61.732	06/09/2015	3.66% p.y./CDI
Banco de Créd e Varejo S/A	0	20.062	53.913	104.309	05/23/2017	5.54% p.y.CDI
FOREIGN CURRENCY
Credit National	2	0.4	0.4	0	12/31/2014	3.5% p.y./Euro
O.E.C.F. (e)	37.104	37.093	30.190	30.325	09/20/2016	3.94% p.y./Ien

188

17. Contracts Obligations – 12.31.14

Loans and Financing (R$ million)	2015	2016	2017	2018	2019	2020	After 2020
Eletrobrás (ECF’s)	9.341	9.341	9.341	8.335	3.443	3.443	11.295
Banco Santander S/A	11.192	5.029
Banco Bicbanco S/A	125.170	34.583
Banco do Brasil S/A	3.503
Banco Bracce S/A	2.281	623
Banco Daycoval S/A	24.229	17.167	8.000
Banco Intermedium S/A	4.167	4.074	1.358
CELGPAR S/A	1.623	-	1.401	8.409	8.409	8.409	81.286
Banco Panamericano S/A	11.380	16.666
Banco ABC Brasil S/A	61.732
Banco de Créd e Varejo S/A	37.088	41.517	25.704
Credit National	0
O.E.C.F. (e)	15162	15163

Energy Purchase Contracts	2015	2016	2017	2018	2019	2020	After 2020
R$ million	1,665,395	1,762,801	1,696,143	1,784,729	1,800,162	1,805,094	1,800,162
MWh	13,658,754	14,464,709	14,274,414	14,980,879	15,197,853	14,466,220	15,197,853

18. Default – R$ million

Class	R$ million
Residential	67.4
Industrial	15.8
Commercial	24.9
Rural	11.1
Public Utilities	12.7
Public Ilumination	4.1
Public Service	13.3
Others	-
Total	149.3

19. Number of employees

19.1 By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	2	-	-	-
6 to 10	489	486	484	483
11 to 15	4	4	4	4
16 to20	376	376	376	377
21 to 25	6	-	-	-
beyond 25	312	317	314	314
Total	1,189	1,183	1,178	1,178

189

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	11	11	11	10
6 to 10	269	265	265	266
11 to 15	-	-	-	-
16 to20	17	17	17	16
21 to 25	5	-	-	-
beyond 25	224	230	228	227
Total	526	523	521	519

19.2.By region

State
	1Q14	2Q14	3Q14	4Q14
Goiás	1,715	1,706	1,699	1,697

19.3.By departments

Department
	1Q14	2Q14	3Q14	4Q14
Field	1,189	1,183	1,178	1,178
Administrative	526	523	521	519

20.   Complementary work force

Operational	1Q14	2Q14	3Q14	4Q14
	4,184	4,184	4,184	4,967

21.   Turn-over - %

1Q14	2Q14	3Q14	4Q14
293.43	23.24	23.35	14.65

190

Balance Sheet

(R$ thousands)

Asset	12.31.14	12.31.13
Current Assets
Availabilities	24,497	18,098
Clients (Consumers and Resellers)	65,336	43,433
Deferred Fiscal Assets (taxes and Contributions)	7,703	6,857
Income Tax and Social contributions	1,458	910
Reimbursement rights – CCC (12,111 law)	48,382	63,418
Linked Deposits	463	459
Stored material	1,441	2,124
Financial Asset – Indemnitiable Concessions	11,140	-
Others	52,358	22,059
Current Total	212,778	157,358

Non-current Assets
Clients (Consumers and Resellers)	20,699	13,128
Deferred Fiscal Assets (Taxes and Contributions)	2,719	3,754
Reimbursement rights – CCC (12,111 law)	237,664	138,178
Linked Deposits	5,311	4,946
Financial Asset – Annual allowed Revenue (Transmission)	314,203	266,652
Others	86	-
Advance to equity participation	-	-
	580,682	426,658
INVESTMENT	0	0
FIXED ASSET	7,383	5,937
INTANGIBLE	36,343	48,418

Non-Current Asset Total	624,408	481,013
Total Asset	837,186	638,371

191

Liabilities and Stockholders Equity	12.31.14	12.31.13
Current Liability
Suppliers	91,825	69,602
Loans and financing	31,832	37,679
Bonds	-	-
Taxes and social contributions	17,486	14,368
Income tax and Social Contribution	303	-
Reimbursement Obligations – CCC (12,111 law)	-	-
Advance to clients	-	-
Remuneration to shareholders (dividends to pay)	-	-
Estimated obligations	2,866	4,626
Provisions for Contingencies	-	-
Post-employment benefit (Complementary Pension Fund)	866	-
Leasing	-	-
Onerous Contracts	-	-
Sectorial Charges (regulatory taxes)	31,297	29,920
Incentive to personnel retirement	-	-
Others	15,282	21,083
Current Liability Total	191,757	177,278

Non-current Liability
Suppliers	236,181	185,235
Loans and financings	201,731	118,627
Taxes and social contributions	5,398	4,971
Income tax and Social Contribution	-	-
Derivatives	-	-
Reimbursement Obligations – CCC (12,111 law)	124,079	118,474
Advance to clients	-	-
Estimated obligations	-	1,366
Provisions for Contingencies	8,926	4,548
Post-employment benefit (Complementary Pension Fund)	1,312	-
Sectorial Charges (regulatory taxes)	-	-
Advance for future capital increase	12,787	236,366
Incentive to personnel retiremnt	-	-
Others	109	1,058
Non-current Liability Total	590,523	670,645

Stockholders Equity
Social capital	475,789	245,158
Capital reserves	-	4,277
Profit Reserves	-	-
Additional Proposed Dividend	-	-
Accured losses/profit	-420,461	-458,987
Other comprehensive Income	- 422	-
Non-controlling shareholders participation	-	-

Stockholders Equity Total	54,906	-209,552
Liabilities and Stockholders’ Equity Total	837,186	638,371

192

Statement of Income

(R$ thousands)

	12.31.14	12.31.13
Operating Revenue
Electric Energy Supply - Distribution	461,545	398,663
Construction Revenue - Distribution	46,926	55,301
Other Operating Revenue	4,622	15,023
Deductions of Revenue	-138,948	-126,159
Net Operating Revenue	374,145	342,828
Operating Costs
Electric Energy purchased for resale	-125,304	-148,687
Construction Cost	-46,926	-55,301
Operating Expenses
Personnel, Material and third-part related Service	-89,836	-108,008
Charges on electric network usage	-2,272	-2,254
Depreciation and Amortization	-14,262	-11,300
Donations and Contributions	-	-
Provisions	12,277	-102,735
Others	-14,166	-19,627
Operating Costs and Expenses	-280,489	-447,912
Operating Result before Financial Result	93,656	-105,084
Financial Result	-59,407	-46,727
Result before Income tax and Social Contribution	34,249	-151,811
Current Income tax and Social Contribution	-	-114
Deferred Income tax and Social Contribution	-	-302
Net Result of the period	34,249	-152,227

193

Cash Flow

(R$ thousands)

Cash Flow	12.31.14	12.31.13
OPERATING ACTIVITIES
Result before income tax and social contribution	25,930	-154,714
Depreciation and amortization	14,262	11,300
Intangible Amortization – Distribution / Transmission	0	0
Monetary and Exchange net variations	35,204	35,544
Financing charges	20,844	12,917
Equity Method	0	0
Provision for uncovered liability	0	0
Provision for credits of doubtful liquidation	-414	17,923
Provisions for contingencies	4,378	3,817
Provision for staff realignment	0	0
Provision for impairment of assets	-4,873	20,447
Provision for losses with onerous contracts	0	0
Provision for Financial Asset loss	0	0
Global reversal reserve charges	0	0
Present value adjustment	0	0
Minority Participation in Result	0	0
Charges on shareholders funds	0	0
Financial asset revenue by IRR	0	0
Derivative financial instruments	0	0
Others	264	61,040
Variation in operating assets / liabilities	-94,953	25,897
Net cash from operating activities	642	34,171

Financing charges – payment	-20,844	-12,917
Payment of charges of global reversal reserve	0	0
Financial charges receivable	0	0
Remuneration from equity participation	0	0
Financial asset revenue by AAR	0	0
Financial Asset on receiving indemnities	0	0
Payment of income tax and social contribution	0	0
Complementary pension fund payment	0	0
Lawsuits payment	0	0
Legal deposits	0	0
Net cash from Operational activities	-20,202	21,254

FINANCING ACTIVITIES
Loans and financing obtained	184,727	44,196
Loans and financing payable - principal	-107,678	-40,213
Payment of Shareholders remuneration	0	0
Refinancing of taxes and contributions payment - principal	0	0
Capital increase - receivable	0	0
Others	0	0
Net cash from financing activities	77,049	3,983

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-2,071	-1,213
Intangible Asset acquisition	-2,746	-7,298
Concession Asset Acquisition	-45,631	-50,766
Advance for future capital increase	0	0
Acquisition of equity participation investment	0	0
Others	0	0
Net Cash from investment activities	-50,448	-59,277

Increase (Decrease) in Cash and Cash Equivalents	6,399	-34,040

Cash and cash equivalents at beginning of the period – 12/31/13	18,098	52,138
Cash and cash equivalents at end of the period – 12/31/14	24,497	18,098
.	6,399	-34,040

194

Analysis of the result

4Q14 x 3Q14

The Company presented a net profit in 4Q14 36.3% lower than reported in the previous quarter, from R$ 7.0 million in 3Q14 to R$ 4.4 million in 4Q14, mainly due to the factors described below.

Operating Revenue

The net operating revenue increased by 7.5%, from R$ 96.7 million in 3Q14 to R$ 103.9 million in 4Q14, due to higher electricity consumption due to seasonality of the region.

Operating Expense

The personnel expenses, materials and third-part related service increased by 27.6%, from R$ 20.2 million in 3Q14 to R$ 26.6 million in 4Q14, mainly due to PID and higher levels of third-party services.

The operational provisions decreased by 2,560.3%, from a reversal of R$ 0.2 million in 3Q14 to a provision of R$ 5.1 million in 4Q14, mainly due to recognition of a provision relating to PCLD.

Financial Result

The net monetary variations increased by 78.5%, from an expense of R$ 14.3 million in 3Q14 to an expense of R$ 3.1 million in 4Q14, mainly due to the restatement of the CCC funding.

The others financial expenses decreased by 868.2%, from R$ 0.8 million in 3Q14 to R$ 8.0 million in 4Q14, mainly due to the payment of interest on overdue with Petrobras and fines.

195

Market Data

1.  Generation Assets and Energy generated – N/A

2.  Electric energy purchased for resale

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras (SIN)*	MWh	53,182	55,043	58,760	51,213	218,198
	R$ million	2.473	2.830	3.021	3.021	11.345
Eletrobras Eletronorte	MWh	124,665	129,028	137,741	127,930	519,364
	R$ million	18.994	21.766	23.236	21.581	85.577
Others	MWh	84,534	87,493	93,402	81,405	346,834
	R$ million	15.047	17.218	18.381	16.020	66.666
Total	MWh	262.381	271.564	289.903	260.548	1,084.396
	R$ million	36,515	41,814	44,638	40,622	163,589

*SIN – Interconnected National System

3.  Energy sold

Distribution to	1Q14		2Q14		3Q14		4Q14		2014
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	58.5	99,878	54.9	97,433	56.9	98,764	57.8	104,166	228.1	400,241
Industrial	4.3	9,334	4.3	8,783	4.3	9,441	4.3	9,347	17.2	36,906
Commercial	27.7	49,265	26.4	47,153	28.0	49,523	30.0	52,557	112.1	198,497
Rural	3.9	9,97	3.6	10,592	4.2	10,363	4.4	10,596	16.1	41,521
Public Utility	13.9	27,52	14.8	28,481	15.6	30,045	15.9	31,232	60.2	117,278
Public Ilumination	2.4	8,692	2.3	11,599	2.4	10,916	2.3	14,888	9.4	46,095
Public Service	3.2	8,597	4.0	8,254	3.6	8,572	4.6	8,324	15.4	33,747
Own Consumption	0.1	302	0.2	290	0.2	294	0.4	300	0.9	1,186
Total	114.0	213,559	110.6	212,585	115.1	217,917	119.7	231,409	459.4	875,47

4.  Number of Consumer Units Serviced

1Q14	2Q14	3Q14	4Q14	2014
234,677	237,728	239,653	240,039	240,039

5.  Network Expansion - number of new connections

1Q14	2Q14	3Q14	4Q14	2014
2,965	2,885	1,893	2,874	10,617

6.  Quantity of Substations

1Q14	2Q14	3Q14	4Q14	2014
15	15	15	15	13

7.  Fuel for production of electric energy

Type	Unit	1Q14		2Q14		3Q14		4Q14		2014
		Amount	R$ million	Amount	R$ million	Amount	R$ million	Amount	R$ million	Amount	R$ million
Diesel	Litre	12,836,029	40.01	13,334,861	41.32	13,929,975	42.58	14,751,716	47.97	54,862,581	172.15
Total		12,836,029	40.01	13,334,861	41.32	13,929,975	42.58	14,751,716	47.97	54,862,581	172.15

196

8.      Losses - %

1Q14		2Q14		3Q14		4Q14		2014
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
9.85	13.65	9.85	13.05	9.85	13.54	9.85	13.8	9.85	13.8

9.      Extension of distribution line – 12.31.14 - Km

1Q14	2Q14	3Q14	4Q14	2014
19,017	19,248	19,297	19,052	19,052

10.   DEC - Duration of interruptions - in hours

1Q14	2Q14	3Q14	4Q14	2014
24.61	38.43	49.87	63.87	63.87

11.   FEC – Frequency of interruptions – Number of outages

1Q14	2Q14	3Q14	4Q14	2014
11.30	20.58	30.19	40.85	40.85

12.   TMA – Average response time – in minutes

1Q14	2Q14	3Q14	4Q14	2014
671.26	561.47	496.35	486.99	486.99

13.   Average price– R$/MWh

1Q14	2Q14	3Q14	4Q14	2014
516.35	500.27	532.40	505.59	513.69

14.   Main investments – R$ thousand

Project	1Q14	2Q14	3Q14	4Q14	2014	2014 Budget
Distribution	10.532	7.460	15.181	14.137	47.310	65.142
Enlargement RD Rural Distribution light for all	1.288	1.105	2.096	2.521	7.010	7.134
Enlargement RD Urban Distribution	3.932	3.376	3.233	2.592	13.133	13.076
Maintanence of Distribution System	3.515	901	3.229	4.786	12.431	37.474
Energy on Isolated Systems	-	-	-	-	-	-
Modernization and Adequacy of Commercial and Distribution System	1.797	2.078	6.623	4.238	14.736	7.458
Others	200	894	488	726	2.308	4.707
Asset maintenance	200	894	488	726	2.308	4.707
Total	10.732	8.354	15.669	14.863	49.618	69.849

197

15.   New Investments - N/A

16.   Loans and financing – R$

Credor	Saldo em 31.03.2014	Saldo em 30.06.14	Saldo em 30.09.14	Saldo em 31.12.14	Vencimento	Indexadores
Eletrobras	675,293.51	675,293.51	675,293.51	-	2015	R$
Eletrobras	15,257,000.00	15,257,000.00	52,000,000.00	52,000,000	2019	R$
Eletrobras	-	2,358,149.00	15,257,000.00	-	2018	R$
Eletrobras	15,778,049.00	15,778,049.00	15,778,049.00	-	2019	R$
Eletrobras	1,189,122.20	1,168,620.09	1,168,620.09	1,206,679	2018	R$
Eletrobras	490,000.00	490,000.00	508,887.02	1,309,373	2019	R$
Eletrobras	35,551,615.70	34,184,245.87	34,184,245.87	33,289,021	2018	R$
Eletrobras	11,733,463.40	10,951,232.50	10,951,232.50	9,095,623	2019	R$
Eletrobras	8,662,861.80	8,408,071.75	8,408,071.75	-	2017	R$
Eletrobras	9,321,670.93	9,047,504.14	9,047,504.14	8,271,178	2017	R$
Eletrobras	12,675,829.62	11,830,774.30	11,196,982.81	10,563,191	2019	RGR
Eletrobras	11,500,000.00	11,250,000.00	11,250,000.00	11,469,057	2018	R$
Eletrobras	12,055,255.32	12,235,567.01	13,050,097.10	17,242,299	2019	IPCA
Eletrobras	7,666,666.62	7,499,999.95	7,499,999.95	7,668,308	2018	R$
Eletrobras	3,710,020.70	3,400,852.30	3,168,976.00	2,937,100	2018	RGR
Eletrobras	10,703,878.08	9,730,798.26	9,000,988.38	8,452,730	2017	RGR
Eletrobras	3,782,090.53	3,438,264.16	3,180,394.36	2,836,634	2017	R$
Eletrobras	1,708,887.78	1,025,332.66	512,666.32	524,069	2014	R$
Eletrobras	-	-	-	62,744,590	2015	R$
Eletrobras	373,264.48	-	-	-	2014	R$
Eletrobras	2,036,802.71	1,745,830.87	-	-	2016	R$
Eletrobras	3,382,140.66	3,163,938.03	1,527,601.99	1,030,863	2018	R$
Eletrobras	53,844.91	16,153.48	3,000,286.08	2,922,525	2014	R$
Total	168,307,757.95	163,655,676.88	211,366,897.39	233,563,240

17.   Contract obligations

Loans and financing R$ million	2015	2016	2017	2018	2019	2020	After 2020
	10.611	3.447	19.560	46.990	69.242	20.968	62.745

Energy Purchase Contracts	2015	2016	2017	2018	2019	2020	After 2020
R$ million
MWh

18. Default

Class	R$ million
State utilities	-
Industrial	2.5
Residential	21.9
Commercial	11.9
Rural	3.2
Public Utility	16.1
Public Ilumination	8.4
Public Service	0.6
Others	-
Total	64.6

198

19. Number of employees

19.1 By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	75	75	74	74
6 to 10	39	39	39	39
11 to 15	-	-	-	-
16 to20	-	-	-	-
21 to 25	17	17	17	-
beyond 25	43	43	43	56
Total	174	174	173	169

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	46	46	45	43
6 to 10	23	23	22	18
11 to 15	-	-	-	6
16 to20	-	-	-	-
21 to 25	9	9	9	-
beyond 25	22	22	21	27
Total	100	100	97	96

19.2.By region

State
	1Q14	2Q14	3Q14	4Q14
Acre	274	274	270	263

19.3.By departments

Departments
	1Q14	2Q14	3Q14	4Q14
Field	101	101	97	100
Administrative	173	173	173	163

22.   Complementary work force

Operational	1Q14	2Q14	3Q14	4Q14
	49	49	49	49

23.   Turn-over - %

1Q14	2Q14	3Q14	4Q14	2014
2.18	2.18	0.36	0.083	4.80

199

Balance Sheet

(R$ thousands)

Assets	12.31.14	12.31.13
Current Assets

Availabilities	16,426	25,646
Clients (Consumers and Resellers)	279,559	231,241
Marketable Securities	-	-
Fiscal Asset Deferred (taxes and Contributions)	8,466	10,762
Reimbursement Right – CCC (12,111 law)	17,610	-
Linked Deposits	-	-
Stored Materials	5,545	5,040
Financial Asset – Indemnitiable Concessions	67,300	-
Other	77,580	49,946
Current Assets Total
	472,486	322,635

Non-Current Assets

Clients (Consumers and Resellers)	197,314	171,341
Fiscal Asset Deferred (taxes and Contributions)	5,997	5,968
Reimbursement Right – CCC (12,111 law)	-	-
Linked Deposits	39,600	40,852
Financial Asset	781,469	587,852
Other	564	3,948
Advance for equity participation	-	-
	1,024,944	809,961
INVESTMENT	168	168
FIXED ASSET	23,698	24,088
INTANGIBLE	13,635	43,809
Non-Current Assets Total	1,062,445	878,026
Assets Total	1,534,931	1,200,661

200

Liabilities and Stockholders’ Equity	12.31.14	12.31.13
Current Liabilities

Suppliers	175,962	141,121
Loans and financing	233,681	227,310
Taxes and social contributions	81,890	43,970
Income tax and Social Contribution	995	828
Derivatives	-	-
Reimbursement obligations – CCC (12,111 law)	-	-
Advance from clients	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated obligations	7,808	13,650
Provisions for Contingencies	-	-
Post-employment benefits (Complementary Pension Fund)	11,931	14,081
Leasing	-	-
Onerous Contracts	-	-
Concessions to pay - UBP	-	-
Sectorial charges (regulatory taxes)	431	497
Incentive to personnel retirement	-	-
Others	107,629	100,538
Current Total	620,327	541,995

Non-Current Liabilities

Suppliers	-	6,427
Loans and financing - Principal	718,482	387,582
Taxes and social contributions	-	9,130
Income tax and Social Contribution	-	-
Derivatives	-	-
Reimbursement obligations – CCC (12,111 law)	-	-
Advance from clients	-	-
Estimated Obligations	5,599	6,988
Provisions for Contingencies	88,711	83,473
Provisions for onerous contracts	-	-
Post-employment benefits (Complementary Pension Fund)	46,993	161,099
Sector charges (regulatory taxes)	-	-
Advance for future capital Increase	8,307	7,698
Incentive to personnel retirement	-	-
Others	57,587	17,669
Non-Current Total	925,679	680,066

Stockholders’ Equity

Social Capital	726,447	726,447
Capital Reserve	-	-
Profit Reserve	-	-
Additional Proposed Dividend	-	-
Accured losses/profit	-678,710	-583,356
Other comprhensive results	-58,812	-164,491
Non-controlling shareholders participation	-	-

Stockholders’ Equity Total	-11,075	-21,400
Total Liabilities and Stockholders’ Equity	1,534,931	1,200,661

201

Statement of Income

(R$ thousands)

	12.31.14	12.31.13
Operating Revenue
Electric Energy Supply - Distribution	1,554,489	1,080,289
Construction Revenue - Distribution	93,192	104,440
Other Operating Revenue	74,318	71,498
Deductions of Revenue	-379,866	-334,771
Net Operating Revenue	1,342,133	921,456

Operational Costs and Expenses
Electric Energy purchased for resale	-831,566	-504,780
Construction Cost	-93,192	-104,440
Charges on electric network usage	-57,758	-21,464

Operating Expenses
Personnel, Material and third-part related service	-227,448	-316,836
Depreciation and Amortization	-32,215	-26,359
Donations and Contributions	-142	-147
Provisions	-25,806	72,776
Others	-95,215	-203,681
Operating Costs and Expenses	-1,363,342	-1,104,931

Result before Financial Result	-21,209	-183,475

Financial Result	-81,363	-25,730
Result before Income tax and Social Contribution	-102,572	-209,205

Current Income tax and social Contribution	7,218	-
Deferred Income tax and Social Contribution	-	-
Net Result of the Period	-95,354	-209,205

202

Cash Flow

(thousands reais)

Cash Flow	12.31.2014	12.31.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	-102,572	-137,149
Depreciation and amortization	32,215	26,359
Intangible Amortization – Distribution / Transmission	0	0
Monetary and Exchange net variations	-15,417	-118
Financing charges	81,514	43,933
Equity Method	0	0
Provision for uncovered liability	0	0
Provision for credits of doubtful liquidation	-19,701	-44,867
Provisions for contingencies	5,238	-7,682
Provision for staff realignment	0	74,532
Provision for impairment of assets	13,960	0
Provision for losses with onerous contracts	0	0
Provision for Financial Asset loss	0	0
Global reversal reserve charges	0	0
Present value adjustment	-48	48
Minority Participation in Result	0	0
Charges on shareholders funds	0	0
Financial asset revenue by IRR	0	0
Derivative financial instruments	0	0
Others	21,731	324,987
Variation in operating assets / liabilities	-231,989	-394,913
Net cash from operating activities	-215,069	-114,870

Financing charges – payment	0	0
Payment of charges of global reversal reserve	0	0
Financial charges receivable	0	0
Remuneration from equity participation	0	0
Financial asset revenue by AAR	0	0
Financial Asset on receiving indemnities	0	0
Payment of income tax and social contribution	0	0
Complementary pension fund payment	0	0
Lawsuits payment	0	0
Legal deposits	0	0
Net cash from Operational activities	-215,069	-114,870

FINANCING ACTIVITIES
Loans and financing obtained	673,799	270,359
Loans and financing payable - principal	-368,767	-92,021
Payment of Shareholders remuneration	0	0
Refinancing of taxes and contributions payment - principal	-8,499	-3,117
Capital increase - receivable	0	21,918
Others	0	0
Net cash from financing activities	296,533	197,139

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-3,578	-2,300
Intangible acquisition	-13,122	-6,651
Intangible acquisition - Concession	-80,070	-97,790
Advance for future capital increase	0	0
Acquisition of equity participation investment	0	0
Others	-721	4,112
Net Cash from investment activities	-97,491	-102,629

Increase (Decrease) in Cash and Cash Equivalents	-16,027	-20,360

Cash and cash equivalents at beginning of the period – 12/31/13	25,646	46,006
Cash and cash equivalents at end of the period – 12/31/14	9,619	25,646
	-16,027	-20,360

203

Analysis of the result

4Q14 x 3Q14

The Company presented in 4Q14 a net profit 796.4% higher than the registered in the previous quarter, from a loss of R$ 13.2 million in 3Q14 to a R$ 91.6 million profit in 4Q14, mainly due to the factors described below.

Operating Revenue

The net operating revenue of the company increased by 1,437.9%, from R$ 8.7 million in 3Q14 to R$ 134.1 million in 4Q14, mainly due to the the recognition of regulatory assets (CVA) according to OCPC 08.

Operating Expenses

The expenses with personnel, materials and third-part related services increased by 8.2%, from R$ 59.3 million in 3Q14 to R$ 64.2 million in 4Q14, mainly due to increased spending on services aimed at improving the service to the final consumer, as well as increasing the number of consumers served.

The electric energy purchased for resale increased by 113.9% from R$ 133.4 million in 3Q14 to R$ 285.5 million in 4Q14, mainly due to the increase in energy prices as a result of higher thermal dispatch, due to the low level of the hydroelectric reservoirs.

The operational provisions increased by 256.3%, from R$ 5.3 million in 3Q14 to R$ 18.7 million in 4Q14, mainly due to the lawsuit filed by CODEVASF for the CEAL and Energipe dealers not did supply cuts of electricity. According to judicial decision, utilities companies could deduct the appropriate amount of bills for the payment of the amounts of energy acquired from CHESF.

Financial Result

The net monetary update increased by 128%, from an expense of R$ 14.8 million in 3Q14 to a R$ 33.7 million in 4Q14, mainly due to the installment of overdue customer accounts in period.

The debt charges increased by 131.1%, from R$ 16.7 million in  3Q14 to R$ 5.2 million in 4Q14, mainly due to the renegotiation of contracts regular resources during this period.

The other revenues net financial expenses decreased by 1,275%, from an expense of R$ 1.7 million in 3Q14, to an expense of R$ 23.8 million in 4Q14, mainly due to the register of the monetary correction and interest action CEAL X Codevasf X CHESF, mentioned above.

204

Market Data

1. Generation Assets and Energy generated – N/A

2. Electric energy purchased for resale

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	646,010	706,706	684,132	722,903	2,759,751
	R$ million	37.4	48.3	25.2	86.7	197.6
Others	MWh	575,101	471,137	456,088	481,936	1,984,262
	R$ million	138.1	189.9	107.2	198.8	634.0
Total	MWh	1,221,111	1,177,843	1,140,220	1,204,839	4,744,013
	R$ million	175.5	238.2	132.4	285.5	831.6

3. Energy sold

Distribution to	1Q14		2Q14		3Q14		4Q14		2014
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	139.3	336,993	132.7	327,07	131.4	309,316	175.3	331,554	578.5	1,304,933
Industrial	32.5	138,543	33.6	144,391	38.9	150,366	48.8	145,97	153.7	579,27
Commercial	80.3	186,942	74.9	183,182	74.9	170,974	101.2	190,884	331.3	731,982
Rural	13.4	78,047	6.5	25,983	5.3	16,727	14.5	58,162	39.7	178,919
Public Utility	18.9	37,446	16.1	37,93	18.8	35,372	25.7	39,818	79.5	150,566
Public Ilumination	11.9	49,819	11.1	50,794	11.2	50,745	15.0	51,224	49.3	202,582
Public Service	9.5	45,918	10.2	44,544	11.4	46,366	13.1	46,736	44.1	183,564
Own Consumption	0.3	949	0.3	1,074	0.2	781	0.4	920	1.2	3,724
Total	306.0	874,657	285.3	814,968	292.1	780,647	394.0	865,268	1.277,4	3,335,540

4. Number of Consumer Units Serviced

1Q14	2Q14	3Q14	4Q14	2014
991,742	998,785	1,008,010	1,013,971	1,013,971

5. Network Expansion - number of new connections

1Q14	2Q14	3Q14	4Q14	2014
10,416	6,925	9,348	5,956	32.645

6. Substations

1Q14	2Q14	3Q14	4Q14	2014
40	40	41	40	40

7. Fuel used to produce electricity- N/A

8. Losses - %

1Q14		2Q14		3Q14		4Q14		2014
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
10.34	15.13	10.34	14.84	10.34	14.83	10.34	14.44	10.34	14.47

205

9. Extension of distribution lines – Km

2014
41,734

10. DEC- Duration of interruptions - in hours

1Q14	2Q14	3Q14	4Q14	2014
10.29	20.87	27.93	36.50	36.50

11. FEC – Frequency of interruptions – Number of outages

1Q14	2Q14	3Q14	4Q14	2014
6.20	11.69	16.30	22.77	22.77

12. TMA – Average response time – in minutes

1Q14	2Q14	3Q14	4Q14	2014
296.17	346.73	313.51	304.45	304.45

13. Average price– R$/MWh

1Q14	2Q14	3Q14	4Q14	2014
250.68	257.92	280.65	336.76	281.79

14. Main Investments – R$ million

Projectt	1Q14	2Q14	3Q14	4Q14	2014	2014 Budget
Distribution	16.0	17.1	16.2	40.4	89.5	94.4
Rural Distribution Network Expansion - Light for All	1.2	0.2	0.1	0.1	1.6	2.5
Expansion of Distribution System	4.4	4.2	2.4	-	11.1	14.0
Maintenance of Distribution System	5.0	4.1	3.0	11.7	23.6	24.2
Modernization and Adequacy of Commercial and Distribution System – loss reduction	5.4	8.6	10.5	28.5	53.2	53.7
Others	1.1	0.7	0.5	2.9	5.2	17.0
Maintenance and Adequacy of Goods	-	0.1	0.1	0.5	0.6	2.3
Maintenance and Adequacy of movable property, vehicles, and equipment	-	0.1	-	-	0.2	0.5
Maintenance and Adequacy of computer, information assets and teleprocessing	1.1	0.5	0.4	2.4	4.4	14.2
Total	17.1	17.8	16.4	43.3	94.7	111.4

15. New Investments – N/A

16. Loans and Financing – R$ million

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Balance 12.31.14	Due Date	Index
Eletrobras	654	731	761	941	Diverses	Interest Rate
Faceal	13	11	09	6	07.30.2015	INPC
Caixa Econômica Federal	05	05	05	5	12.31.2014	CDI/OVER
Banco do Brasil	05	05	05	5	12.31.2014	CDI/OVER
Lloyds Bank	01	01	01	1	04.10.2024	DOLLAR

206

17. Contract obligations – 12.31.13

Loans and financing R$ million	2015	2016	2017	2018	2019	2020	After 2020
	240	123	138	124	92	84	157

Energy Purchase Contracts	2015	2016	2017	2018	2019	2020	After 2020
R$ million	588.4	704.2	755.0	858.8	934.5	934.5	934.5
MWh	5,049,171	5,701,359	5,766,445	6,187,647	6,352,154	6,352,154	6,352,154

18. Default

Class	R$ thousand
Residential	15.0
Industrial	6.6
Commercial	6.9
Rural	4.6
State Utilities	2.3
Public Ilumination	2.9
Public Service	14.8
Others	0.2
Total	53.3

19. Number of employees

19.1. By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	391	389	330	303
6 to 10	175	174	217	236
11 to 15	-	-	-	-
16 to20	-	-	-	-
21 to 25	100	100	91	92
beyond 25	227	227	232	221
Total	893	890	870	852

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	52	52	63	54
6 to 10	47	47	48	51
11 to 15	-	-	-	-
16 to20	-	-	-	-
21 to 25	12	12	10	10
beyond 25	50	50	52	49
Total	161	161	173	164

19.2.By region

State
	1Q14	2Q14	3Q14	4Q14
Alagoas	1,054	1,051	1,043	1,016

207

19.3.By departments

Departments
	1Q14	2Q14	3Q14	4Q14
Field	890	890	870	852
Administrative	168	161	173	164

20.Complementary work force

1Q14	2Q14	3Q14	4Q14
1,014	1,178	1,178	1,031

21.Turn-over - %

1Q14	2Q14	3Q14	4Q14	2014
0.19	0.14	0.14	2.16	3.26

208

Balance Sheet

(R$ thousands)

Assets	12.31.14	12.31.13
Current Assets

Availabilities	5,478	22,450
Clients (Consumers and Resellers)	284,504	204,164
Marketable Securities	20,960	-
Fiscal Asset Deferred (taxes and Contributions)	23,355	8,237
Income tax and Social Contribution	5,893	11,492
Reimbursement Rights – CCC (12,111 law)	50,800	9,812
Linked Deposits	-	-
Stored Material	6,130	11,746
Financial Asset – Indemnitiable Concessions	193,808	-
Others	49,301	34,334
Current Asset Total	640,229	302,235

Non-Current Assets

Clients (Consumers and Resellers)	219,303	167,352
Fiscal Asset Deferred (taxes and Contributions)	4,521	4,594
Reimbursement Rights – CCC (12,111 Law)	-	-
Linked Deposits	12,618	16,267
Financial Asset – Annual allowed revenue (transmission)	651,978	596,843
Others	1,313	1,323
Advance for equity participation	-	-
	889,733	786,379
Investments	146	146
Fixed Asset	20,531	29,162
Intangible	28,928	13,519

Non-Current Assets Total	939,338	829,206
Total Assets	1,579,567	1,131,441

209

Liabilities and Stockholders Equity	12.31.14	12.31.13
Current Liabilities
Suppliers	165,288	117,411
Loans and Financing	330,198	191,497
Taxes and Social Contribution	143,162	58,670
Income tax and Social Contribution	-	4,991
Reimbursement Obligations – CCC (12,111 law)	-	-
Clients Advance	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated Obligations	37,050	34,277
Provisions for Contingencies	-	-
Post-Employment Benefit (Complementary Pension Fund)	22,974	19,264
Onerous Contract	-	-
Sectorial Charges (regulatory taxes)	13,837	19,065
Incentive to personnel retirement	-	-
Others	46,584	33,130
Current Liabilities Total	759,093	478,305

Non-Current Liabilities
Suppliers	-	-
Loans and Financing	728,363	603,079
Taxes and Social Contribution	37,866	49,704
Income tax and Social Contribution	-	5,411
Reimbursement Obligations – CCC (12,111 law)	-	-
Advance of clients	-	-
Estimated Obligations	-	2,363
Provision for contingencies	101,574	71,928
Provision for uncovered liabilities on invested companies	-	-
Post-Employment Benefit (Complementary Pension Fund)	32,638	86,031
Leasing	-	-
Sectorial Charges	44,049	32,510
Advance for future capital increase	16,416	15,631
Incentive to personnel retirement	-	-
Others	626	5,956
Non-Current Liabilities Total	961,532	872,613

Stockholders Equity
Social Capital	1,256,331	1,256,331
Capital Reserves	-	-
Profit Reserves	-	-
Additional proposed Dividend	-	-
Acccumulated Profit/Losses	-1,403,544	-1,441,479
Other comprehensive income	6,155	-34,329
Non-controlling shareholders participation	-	-
Stockholders Equity Total	-141,058	-219,477

Total Liabilities and Stockholders Equity	1,579,567	1,131,441

210

Statement of Income

(R$ thousands)

	12.31.14	12.31.13
Operating Revenue
Electric Energy Supply - Distribution	1,438,094	1,052,159
Construction Revenue - Distribution	126,130	196,591
Other Operating Revenue	140,162	148,684
Deductions of Revenue	-412,809	-378,523
Net Operating Revenue	1,291,577	1,018,911

Operational Costs
Charges on electric energy network usage	-71,823	-15,492
Construction Cost	-126,130	-196,591
Operating Expenses
Personnel, Material and third-part related service	-273,045	-355,304
Electric Energy purchased for resale	-529,720	-446,348
Depreciation and Amortization	-31,337	-28,876
Donations and Contributions	-	-
Provisions	7,608	-264,196
Others	-97,012	-84,684
Operating Costs and Expenses	-1,121,459	-1,391,491

Operating Result before Financial Result	170,118	-372,580

Financial Result	-169,289	-69,728
Result before Income tax and Social Contribution	829	-442,308

Current Income tax and social Contribution	-	-
Deferred Income tax and Social Contribution	-	-
Fiscal Incentives Revenue	37,106	-
Net Result of the Period	37,935	-442,308

211

Cash Flow

(reais thousands)

Cash Flow	12.31.14	12.31.13
OPERATING ACTIVITIES
Result before income tax and social contribution	829	-427,871
Depreciation and amortization	31,337	28,876
Intangible Amortization – Distribution / Transmission	0	0
Monetary and Exchange net variations	2,863	1,338
Financing charges	67,195	48,532
Equity Method	0	0
Provision for uncovered liability	0	0
Provision for credits of doubtful liquidation	-73,110	6,719
Provisions for contingencies	54,935	19,704
Provision for staff realignment	0	0
Provision for impairment of assets	10,567	221,875
Provision for losses with onerous contracts	0	0
Provision for Financial Asset loss	0	0
Global reversal reserve charges	0	0
Present value adjustment	0	0
Minority Participation in Result	0	0
Charges on shareholders funds	0	0
Financial asset revenue by IRR	0	0
Derivative financial instruments	0	0
Others	22,313	15,990
Variation in operating assets / liabilities	-209,473	-24,294
Net cash from operating activities	-92,544	-109,131

Financing charges – payment	0	0
Payment of charges of global reversal reserve	0	0
Financial charges receivable	0	0
Remuneration from equity participation	0	0
Financial asset revenue by AAR	0	0
Financial Asset on receiving indemnities	0	0
Payment of income tax and social contribution	37,106	0
Complementary pension fund payment	0	0
Lawsuits payment	-25,289	-10,797
Legal deposits	0	0
Net cash from Operational activities	-80,727	-119,928

FINANCING ACTIVITIES
Loans and financing obtained	607,414	280,466
Loans and financing payable - principal	-413,487	-123,161
Payment of Shareholders remuneration	0	0
Refinancing of taxes and contributions payment - principal	0	0
Capital increase - receivable	785	62,456
Others	0	0
Net cash from financing activities	194,712	219,761

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-2,745	-8,463
Intangible acquisition	-4,132	-11,943
Intangible acquisition - Concession	-119,253	-95,727
Advance for future capital increase	0	0
Acquisition of equity participation investment	0	0
Others	0	0
Net Cash from investment activities	-126,130	-116,133

Increase (Decrease) in Cash and Cash Equivalents	-12,145	-16,300

Cash and cash equivalents at beginning of the period – 12/31/13	17,623	33,923
Cash and cash equivalents at end of the period – 12/31/14	5,478	17,623
.	-12,145	-16,300

212

Analysis of the result

4Q14 x 3Q14

The Company presented in 4Q14 a net profit 345.2%, higher than that registered in the previous quarter, from a loss of R$ 51.5 million in 3Q14 to a profit R$ 126.4 million in 4Q14, mainly due to the following factors described.

Operating Revenue

The operating revenues of the company increased by 118.4%, from R$ 270.3 million in 3Q14 to R$ 590.3 million in 4Q14, mainly due to the recognition of regulatory assets (CVA) as OCPC 08, in the amount of the increasing in the number of customers as well as the average tariff readjustment of 25% from August 28, 2014.

The construction revenue increased by 29.2%, from R$ 37 million in 3Q14 to R$ 47.8 million in 4Q14, mainly due to the higher amount of investments in 4Q14.

The revenue of the usage of distribution network increased by 6.6%, from R$ 36.1 millionin 3Q14 to R$ 38.5 million in 4Q14 mainly dure to the increase in the revenue with the social tariff for low-income.

Operating Expense

The electric energy purchased for resale decreased by 163.3% from an expense of R$ 128 million in 3Q14, to a revenue of R$ 81.3 million in 4Q14, mainly due to increase in the price of purchased energy.

The charges of electric energy network usage increased by 98.9%, from R$ 21 millionin 3Q14 to R$ 41.9 million in 4Q14, mainly due to the increase in the thermal dispatch, in function of the low level of the reservoir in hydroelectric plant.

The personnel expenses, materials and third-part related services increased by 44.9%, from R$ 59.0 million in 3Q14 to R$ 85.5 million in 4Q14, mainly due to lines maintenance services and networks distribution by outsourced labor.

The operational provisions increased by 35.7%, from R$ 14.0 million in 3Q14 to R$ 19.0 million in 4Q14, mainly due to the impairment made in 4Q14.

The others operating expenses increased by 62.6%, from R$ 28.1 million in 3Q14 to R$ 45.7 million in 4Q14, due predominantly to the losses on receivables in 4Q14.

Financial Result

The arrears increased by 81.3%, from R$ 10.2 million in 3Q14 to R$ 18.5 million in 4Q14, mainly due to the update of electricity credits for installment campaign and reparcelling occurred in 4Q14.

The others net financial revenue and expenses presented a decrease of 4,614.8%, from a revenue of R$ 1.9 million in 3Q14 to an expense of R$ 87 million, mainly due to to the update of regulatory asset/liability according to OCPC 08.

213

Market Data

1. Generation Assets and Energy generated – N/A

2. Electric energy purchased for resale

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	412,200.341	397,207.427	401,587.943	520,015.18	1,731,010.89
	R$ million	20	21.1	28.9	31.26	101.26
Others	MWh	552,647.16	621,949.77	749,074.75	681,224.99	2,570,136.29
	R$ million	108.7	116.3	87.7	132.64	502.34
Total	MWh	964,847.50	1,019,157.20	1,150,662.69	1,201,240.17	4,301,147.18
	R$ million	128.70	137.4	116.6	163.9	603.60

3. Energy sold

Distribution to	1Q14		2Q14		3Q14		4Q14		2014
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	141.9	338,016	144.3	335,685	163.1	368,009	208.3	389,884	657.6	1,431,593
Industrial	15.9	48,94	17.1	52,412	20.8	59,348	24.2	55,088	78.0	215,788
Commercial	64.4	153,187	67.0	157,112	76.5	170,645	96.8	178,522	304.7	659,465
Rural	7.1	29,065	6.8	27,697	10.5	43,966	12.1	41,314	36.5	142,042
Public Utilities	21.3	49,632	23.5	53,394	25.9	56,101	32.6	62,026	103.4	221,152
Public Ilumination	11.2	47,217	11.5	44,961	13.3	46,842	16.8	49,438	52.8	188,457
Public Service	14.6	36,798	14.9	36,919	15.5	39,641	19.0	40,839	64.0	154,196
Own Consumption	0.3	905	0.4	904	0.4	962	0.5	1,007	1.6	3,778
Total	276.7	703,759	285.5	709,083	326.1	785,512	410.3	818,118	1,298.5	3,016,471

4. Number of Consumer Units Serviced

1Q14	2Q14	3Q14	4Q14
1,113,081	1,121,174	1,133,744	1,444,358

5. Network Expansion - number of new connections

1Q14	2Q14	3Q14	4Q14	2014
11,338	10,047	13,792	12,881	48.058

6. Substations

1Q14	2Q14	3Q14	4Q14	2014
81	81	83	83	83

7. Fuel used to produce electricity- N/A

8. Losses  - %

1Q14		2Q14		3Q14		4Q14		2014
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
13.01	12.76	12.49	17.26	13.51	17.07	12.52	18.77	12.42	16.92

214

9. Extension of distribution lines – Km

4Q14
87,500

10. DEC- Duration of interruptions - in hours

1Q14	2Q14	3Q14	4Q14	2014
12.11	18.09	25.91	32.96	32.96

11. FEC – Frequency of interruptions – Number of outages

1Q14	2Q14	3Q14	4Q14	2014
6.36	11.08	15.24	20.58	20.58

12. TMA – Average response time – in minutes

1Q14	2Q14	3Q14	4Q14	2014
386.37	392.61	365.06	355.99	355.99

13. Average price– R$/MWh

1Q14	2Q14	3Q14	4Q14	2014
338.46	346.44	360.87	442.19	371.99

14. Main investments – R$ million

Project	1Q14	2Q14	3Q14	4Q14	2014	2014 Budget
Distribution
Rural Distribution Network Expansion - Light for All Program	10.2	10.9	11.5	7.3	39.9	112.1
Urban Distribution Network Expansion	6.5	5.1	2.9	5.5	20.1	125.9
Distribution System Maintenance	9.5	8.8	9.4	10.3	37.9	76.6
Renovation and Adequacy of Commercial and Distribution System	9.3	6.1	7.7	7.3	30.4	78.5
Others	-	-	-			34.5
Maintenance of Assets	0.6	0.2	1.8	1.5	4.1	8.0
Total	36.1	31.2	33.3	31.8	132.4	435.6

15.New Investments –N/A

16. Loans and financing – R$ million

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Balance 12.31.14	Due	Index
BB	0.399	0.103	-	-	2014	IGPM + 8.46% p.y.
Eletrobras	811.142	863.708	911.466	1,020.658	2027	FINEL/RGR + 5% p.y. RO + 11.4% p.y.
Morgan	7.758	7.320	8.166	8.840	2024	Dollar + 6% p.y.
CEF	-	-	28.472	29.063	2026	7% p.y.

215

17. Contract obligations – 12.31.14

Loans and financing R$ million	2015	2016	2017	2018	2019	2020	After 2020
	330.198	155.695	109.320	50.947	25.621	10.547	376.233

Energy Purchase Contracts	2015	2016	2017	2018	2019	2020	After 2020
R$ million	454,298.74	478,566.49	402,330.76	402,330.75	402,330.76	402,330.75	6,839,622.92
MWh	3,955,770	4,073,356	3,583,525.32	3,583,525.32	3,583,525.32	3,583,525.32	60,919,930.44

18. Default – more than 90 days – 12.31.13

Class	R$ Million
State utilities
Industrial	7.8
Residential	29.6
Commercial	21.3
Rural	5.7
Public Utilities	4.3
Public Ilumination	1.0
Public Service	88.3
Others	8.7
Total	166.7

19. Number of employees

19.1. By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	406	405	399	301
6 to 10	01	01	01	94
11 to 15	-	-	-	-
16 to 20	01	01	01	01
21 to 25	07	06	06	06
beyond 25	548	546	546	536
Total	963	959	953	938

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	62	59	62	58
6 to 10	01	01	02	10
11 to 15	-	-	-	-
16 to 20	-	-	-	-
21 to 25	07	06	06	06
beyond 25	139	139	139	136
Total	209	205	209	210

216

19.2.By region

State	1Q14	2Q14	3Q14	4Q14
Piauí	1,172	1,164	1,162	1,148

19.3.By departments

Department
	1Q14	2Q14	3Q14	4Q14
Field	601	598	598	591
Administrative	571	566	564	557

20.Complementary work force

1Q14	2Q14	3Q14	4Q14
1,267	1,356	1,538	1,624

21.Turn-over - %

1Q14	2Q14	3Q14	4Q14	2014
0.38	0.47	0.43	0.69	1.88

217

Balance Sheet

(R$ thousands)

Assets	12.31.14	12.31.13
Current Assets

Availabilities	4,525	40,894
Clients (Consumers and Resellers)	181,900	176,690
Marketable Securities	17,974	-
Fiscal Asset Deferred (taxes and Contributions)	10,225	10,894
Income Tax and Social Contribution	-	-
Reimbursement Rights – CCC (12,111 law)	34,224	122,530
Linked Deposits	446	1,193
Stored Material	18,124	4,147
Financial Asset – Indemnitiable Concessions	47,065	-
Others	15,506	44,901
Current Asset Total	329,989	401,249

Non-Current Assets

Clients (Consumers and Resellers)	27,723	25,873
Fiscal Asset Deferred (taxes and Contributions)	8,736	10,132
Reimbursement Rights – CCC (12,111 Law)	2,846,332	1,284,429
Linked Deposits	69,146	60,306
Financial Asset – Annual Allowed revenue (transmission)	776,057	610,949
Others	3,909	4,269
Advance for equity participation	-	-
	3,731,903	1,995,958
Investments	1,806	1,806
Fixed Asset	29,441	30,416
Intangible	59,035	84,160

Non-Current Assets Total	3,822,185	2,112,340
Total Assets	4,152,174	2,513,589

218

Liabilities and Stockholders Equity	12.31.14	12.31.13
Current Liabilities
Suppliers	630,141	481,590
Loans and Financing	98,396	122,261
Taxes and Social Contribution	37,924	35,810
Income tax and Social Contribution	6,480	-
Reimbursement Obligations – CCC (12,111 law)	11,238	10,653
Clients Advance	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated Obligations	18,073	21,240
Provisions for Contingencies	-	-
Post-Employment Benefit (Complementary Pension Fund)	-	-
Leasing	-	-
Onerous Contracts	-	-
Sectorial Charges (regulatory taxes)	9,565	5,970
Incentive to personnel retirement	-	-
Others	30,889	35,128
Current Liabilities Total	842,706	712,652

Non-Current Liabilities
Suppliers	967,919	-
Loans and Financing	593,696	359,548
Taxes and Social Contribution	3,595	3,468
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	139,647	134,745
Advance of clients	-	-
Provision for contingencies	131,471	118,236
Provision for onerous contracts	-	-
Post-Employment Benefit (Complementary Pension Fund)	-	-
Sectorial Charges (regulatory charges)	33,249	31,523
Advance for future capital increase	245	233
Others	1,335,580	1,341,838
Non-Current Liabilities Total	3,205,402	1,989,591

Stockholders Equity
Social Capital	1,325,124	1,325,124
Capital Reserves	-	-
Profit Reserves	-	-
Additional proposed Dividend	-	-
Acccumulated Profit/Losses	-1,221,058	-1,513,778
Other comprehensive income	-	-
Non-controlling shareholders participation	-	-
Stockholders Equity Total	104,066	-188,654

Total Liabilities and Stockholders Equity	4,152,174	2,513,589

219

Statement of Income

(R$ thousands)

	12.31.14	12.31.13
Operating Revenue
Electric Energy Supply - Distribution	1,330,988	1,116,293
Construction Revenue - Distribution	166,360	217,309
Other Operating Revenue	188,713	54,680
Deductions of Revenue	-377,122	-318,589
Net Operating Revenue	1,308,939	1,069,693

Operational Costs
Electric Energy purchased for resale	-444,383	-597,419
Construction Cost	-166,360	-217,309

Operational Expenses
Personnel, Material and third-part related service	-251,049	-252,503
Charges on electric network usage	-14,674	-12,608
Depreciation and Amortization	-34,182	-31,137
Donations and Contributions	-394	-282
Provisions	1,583	-7,358
Others	14,490	-229,901
Operational Costs and Expenses	-894,969	-1,348,517

Operating Result before Financial Result	413,970	-278,824

Financial Result	-99,347	-44,326
Result before Income tax and Social Contribution	314,623	-323,150

Current Income tax and social Contribution	-21,903	-
Deferred Income tax and Social Contribution	-	-
Net Result of the Period	292,720	-323,150

220

Cash Flow

(thousands reais)

Cash Flow	12.31.14	12.31.13
OPERATING ACTIVITIES
Result before income tax and social contribution	314,623	-313,912
Depreciation and amortization	34,182	31,137
Intangible Amortization – Distribution / Transmission	0	0
Monetary and Exchange net variations	5,321	14,668
Financing charges	61,603	33,514
Equity Method	0	0
Provision for uncovered liability	0	0
Provision for credits of doubtful liquidation	-6,524	-78,367
Provisions for contingencies	7,203	8,587
Provision for staff realignment	0	5,945
Provision for impairment of assets	0	88,245
Provision for losses with onerous contracts	0	-131,200
Provision for Financial Asset loss	0	0
Global reversal reserve charges	0	0
Present value adjustment	0	0
Minority Participation in Result	0	0
Charges on shareholders funds	0	0
Financial asset revenue by IRR	0	0
Derivative financial instruments	0	0
Others	57,991	280,296
Variation in operating assets / liabilities	-482,642	-56,041
Net cash from operating activities	-8,243	-117,128

Financing charges – payment	-36,141	-34,354
Payment of charges of global reversal reserve	0	0
Financial charges receivable	0	0
Remuneration from equity participation	0	0
Financial asset revenue by AAR	0	0
Financial Asset on receiving indemnities	0	0
Payment of income tax and social contribution	0	0
Complementary pension fund payment	0	0
Lawsuits payment	0	0
Legal deposits	-1,972	91,578
Net cash from Operational activities	-46,356	-59,904

FINANCING ACTIVITIES
Loans and financing obtained	474,430	227,669
Loans and financing payable - principal	-294,729	-20,128
Payment of Shareholders remuneration	0	0
Refinancing of taxes and contributions payment - principal	0	0
Capital increase - receivable	0	43,000
Others	0	0
Net cash from financing activities	179,701	250,541

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-820	-6,630
Intangible acquisition	-7,262	-16,117
Intangible acquisition - Concession	-161,632	-202,328
Advance for future capital increase	0	0
Acquisition of equity participation investment	0	0
Others	0	0
Net Cash from investment activities	-169,714	-225,075

Increase (Decrease) in Cash and Cash Equivalents	-36,369	-34,438

Cash and cash equivalents at beginning of the period – 12/31/13	40,894	75,332
Cash and cash equivalents at end of the period – 12/31/14	4,525	40,894
.	-36,369	-34,438

221

Marketletter

Analysis of the result

4Q14 x 3Q14

The Company presented in 4Q14 a net profit 913.1% higher than that registered in the previous quarter, from a loss of R$ 35.1 million in 3Q14 to a R$ 285.4 million profit in 4Q14, mainly due to the following factors described.

Operating Revenue

The revenues of the company increased by 52.4%, from R$ 300.0 million in 3Q14 to R$ 457.1 million in 4Q14, mainly due to the recognition of regulatory assets (CVA) as OCPC 08.

Operating Expenses

The personnel expenses, material and services decreased by 8.5%, from R$ 66.3 million in 3Q14 to R$ 60.7 million in 4Q14, mainly due to adjustments made in previous quarter

The electric energy purchased for resale decreased by 61.3% from R$ 182.8 million in 3Q14 to R$ 70.8 million in 4Q14, mainly due to the power purchase agreement with Termonorte II.  In this quarter, as the company consumed less energy than had hired, there was compensation in the amounts of purchased energy.

The operational provisions decreased by 543.4%, from a provision of R$ 2.6 million in 3Q14, to a reversal of R$ 11.7 million in 4Q14, mainly due to the reversal of provision of doubtful credits.

The other operating expenses decreased by 470.8% from an expense of R$ 25.2 million in 3Q14 to a R$ 93.5 million in 4Q14, mainly due to reimbursement of the cost of amounts non-compensated ICMS and PIS / PASEP and COFINS, in the fuel purchase transaction.

Financial Result

The other financial income increased by 1,628%, from R$ 1.9 million in 3Q14 to R$ 33.8 million in 4Q14, mainly due to interest accrual of credits with the CCC funding.

The other financial expenses increased by 925.7%, from R$ 9.0 million in 3Q14 to R$ 92.4 million in 4Q14, mainly due to debt interest with Petrobras.

222

Market Data

1. Generation Assets and Energy generated

Own assets

Plant	Installed Capacity (MW)	Guaranteed energy (MW Avg)	Energy Generated (MWh)
			1Q14	2Q14	3Q14	4Q14	2014
SHU – Rio Vermelho	2.6	2.0	5,075.3	2,536.19	-	1,238.17	8,849.66

Plant	Location (State)	Beginning of Operation	End of Operation
SHU – Rio Vermelho	RO	11/1986	Under Operation

2. Electric energy purchased for resale

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras (SIN)	MWh	556,127	591,913	761,389	665,548	2,574,977
	R$ million	85.1	29.5	160.8	31.3	306.7
Others	MWh	361,846	385,089	284,023	349,034	1,379,992
	R$ million	55.4	19.1	59.3	16.9	150.7
Total	MWh	917,973	977,002	1,045,412	1,014,582	3,954,969
	R$ million	140.5	48,6	220.1	48.2	457.4

3. Energy sold

Distribution to	1Q14		2Q14		3Q14		4Q14		2014
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	138.6	275,766	141.2	278,24	149.3	295,371	157.4	308,068	586.4	1,157,444
Industrial	45.6	122,601	48.1	135,01	44.7	133,343	49.4	134,708	187.8	525,662
Commercial	72.5	147,073	73.7	152,843	78.5	163,919	81.5	168,541	306.2	632,376
Rural	22.0	68,029	23.2	69,498	24.4	74,409	24.5	73,739	94.1	285,676
Public Utilities	20.0	44,629	22.7	51,728	24.5	56,57	24.1	55,563	91.3	208,49
Public Ilumination	3.7	33,435	3.8	31,896	3.9	32,237	3.8	32,324	15.1	129,892
Public Service	8.7	11,761	8.8	12,129	8.7	12,319	8.9	12,34	35.1	48,549
Own Consumption	0.4	900	0.5	1,073	0.5	989	0.5	1,003	1.9	3,966
Total	311.5	704,195	322.0	732,417	334.5	769,158	350.1	786,286	1,318	2,992,056

4. Number of Consumer Units Serviced

1Q14	2Q14	3Q14	4Q14
567,612	569,867	575,356	580,859

5. Network Expansion - number of new connections

1Q14	2Q14	3Q14	4Q14	2014
5,531	6,153	6,976	8,715	27,375

6. Substations

1Q14	2Q14	3Q14	4Q14	2014
57	57	57	57	57

223

7. Fuel used to produce electricity

Type	Unit	1Q14		2Q14		3Q14		4Q14		2014
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel oil	Litre	126,011.5	310.99	133,118.5	319.90	116,708.0	296.48	127,997.0	345.94	493,835,000	1,273.31

8. Losses - %

1Q14		2Q14		3Q14		4Q14		2014
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
11.15	11.27	11.15	12.04	11.15	12.75	11.15	10.13	11.15	12.09

9. Extension of distribution lines

4Q14
57,129

10. DEC- Duration of interruptions - in hours

1Q14	2Q14	3Q14	4Q14	2014
6.82	10.80	17.15	28.79	28.79

11. FEC – Frequency of interruptions – Number of outages

1Q14	2Q14	3Q14	4Q14	2014
6.23	10.49	16.71	24.52	24.52

12. TMA – Average response time – in minutes

1Q14	2Q14	3Q14	4Q14	2014
238.39	229.43	231.84	258.27	258.27

13. Average price – R$/MWh

1Q14	2Q14	3Q14	4Q14	2014
352.49	336.94	350.83	355.50	348,94

14. Main investments – R$ million

Project	1Q14	2Q14	3Q14	4Q14	2014	2014 Budget
Distribution
Rural Expansion of distribution - Light for All Project	0.43	1.13	0.02	0.15	1.73	100.00
Expansion of Urban distribution	24.58	26.23	26.99	21.11	98.91	268.02
Maintenance of the distribution system	17.78	8.09	9.66	12.28	47.81	38.73
Isolated system - energy	0.00	0.00	0.00	0.00	0.00	0.00
Renovation – Distribution and Comercialization System	2.69	4.48	5.21	4.12	16.50	89.77
Others
Maintenance and Adjustment of property / IT assets	0.55	2.72	1.11	0.22	4.60	11.02
Total	46.03	42.65	42.99	37.88	169.55	507.54

224

15. New Investments– N/A

16. Loans and financing – R$ million

Creditor	Balance 03.31.14	Balance 06.30.14	Balance 09.30.14	Balance 12.31.14	Due	Index
Eletrobras	512.1	554.7	630.8	695.5	2025	IPCA/FINEL/RGR + 5 % py.

17. Contract obligations - 12.31.14

Loans and financing R$ million	2015	2016	2017	2018	2019	2020	After 2020
	99.8	118.8	117.8	66.8	49.4	37.3	205.6

Energy Purchase Contracts	2015	2016	2017	2018	2019	2020	After 2020
R$ million	702.267	780.914	842.551	1,060.572	1,124.206	1,190.593	4,016.843
MWh	4,661,341	4,889,967	4,977,287	5,910,592	5,910,592	5,905,307	17,731,776

18.Default

Class	R$ million
Residential	13.5
Industrial	17.6
Commercial	8.2
Rural	4.0
Public Utilities	6.0
Public Ilumination	7.1
Public Service	15.4
Others	-
Total	71.8

19.Number of employees

19.1.By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	138	136	142	133
6 to 10	159	162	146	150
11 to 15	01	-	-	-
16 to 20	39	41	39	36
21 to 25	36	36	35	37
beyond 25	201	200	185	185
Total	574	575	547	541

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	22	22	25	21
6 to 10	63	58	60	58
11 to 15	2	2	2	02
16 to 20	6	4	6	04
21 to 25	8	26	8	07
beyond 25	98	81	113	95
Total	199	193	214	187

225

19.2.By region

State
	1Q14	2Q14	3Q14	4Q14
Rondônia	773	768	761	728

19.3.By departments

Department
	1Q14	2Q14	3Q14	4Q14
Field	574	575	547	541
Administrative	199	193	214	187

20.Complementary work force

1Q14	2Q14	3Q14	4Q14
1,140	1,140	1,195	1,055

21.Turn-over - %

1Q14	2Q14	3Q14	4Q14	2014
0.38	0.26	0.52	0.85	1.99

226

Balance Sheet

(R$ thousands)

Assets	12.31.14	12.31.13
Current Assets

Availabilities	7,286	7,501
Clients (Consumers and Resellers)	51,871	69,505
Marketable Securities	-	-
Fiscal Asset Deferred (taxes and Contributions)	8,796	5,116
Income tax and Social Contribution	-	-
Reimbursement Rights – CCC (12,111 Law)	146,857	56,864
Linked Deposits	-	-
Stored Material	1,709	1,731
Financial Asset – Indemnitiable Concessions	469	-
Others	12,590	7,133
Current Asset Total	229,578	147,850

Non-Current Assets

Clients (Consumers and Resellers)	3,502	4,920
Fiscal Asset Deferred (taxes and Contributions)	1,792	7,812
Reimbursement Rights – CCC (12,111 Law)	66,185	-
Linked Deposits	17,937	16,464
Financial Asset – Annual Allowed revenue (transmission)	172,523	146,160
Others	3,197	1,575
Advance for equity participation	-	-
	265,136	176,931
Investments	0	0
Fixed Asset	11,746	11,449
Intangible	19,086	7,299

Non-Current Assets Total	295,968	195,679
Total Assets	525,546	343,529

227

Liabilities and Stockholders’ Equity	12.31.14	12.31.13
Current Liabilities
Suppliers	228,317	147,485
Loans and Financing	7,905	7,743
Taxes and Social Contribution	6,446	4,524
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	-	-
Advance from clients	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated Obligations	15,161	17,761
Provisions for Contingencies	-	-
Post-Employment Benefit (Complementary Pension Fund)	-	-
Onerous Contracts	-	-
Concessions to pay - UBP	-	-
Sectorial Charges (regulatory taxes)	-	-
Incentive to personnel retirement	-	-
Others	45,614	3,948
Current Liabilities Total	303,443	181,461

Non-Current Liabilities
Suppliers	128,541	-
Loans and Financing	36,543	17,495
Taxes and Social Contribution	-	-
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	57,209	55,066
Advance from clients	-	-
Estimated Obligations	198	-
Provision for contingencies	47,713	21,912
Provision for onerous contract	-	-
Post-Employment Benefit (Complementary Pension Fund)	2,851	1,053
Sectorial Charges (regulatory charges)	-	-
Advance for future capital increase	-	-
Others	18,774	58,248
Non-Current Liabilities Total	291,829	153,774

Stockholders Equity
Social Capital	684,204	684,204
Capital Reserves	-	-
Profit Reserves	-	-
Additional proposed Dividend	-	-
Acccumulated Profit/Losses	-750,425	-674,534
Other comprehensive income	-3,505	-1,376
Non-controlling shareholders participation	-	-
Stockholders’ Equity Total	-69,726	8,294

Total Liabilities and Stockholders’ Equity	525,546	343,529

228

Statement of Income

(R$ thousands)

	12.31.14	12.31.13
Operating Revenue
Supply	-	29,147
Electric Energy Supply - Distribution	240,293	194,384
Construction Revenue - Distribution	15,046	14,648
Other Operating Revenue	9,378	4,715
Deductions of Revenue	-57,618	-53,237
Net Operating Revenue	207,099	189,657

Operational Costs
Electric Energy purchased for resale	-97,966	-101,830
Charges on electric network usage	-	-
Construction Cost	-15,046	-14,648
Fuel	-23,230	-14,933

Operational Expenses
Personnel, Material and third-part related service	-85,786	-88,474
Depreciation and Amortization	-9,395	-8,899
Donations and Contributions	-	-
Provisions	-32,708	65,922
Others	-7,006	-2,983
Operating Costa and Expenses	-271,137	-165,845

Operating Result before Financial Result	-64,038	23,812

Financial Result	-11,853	5,333
Result before Income tax and Social Contribution	-75,891	29,145

Current Income tax and social Contribution	-	-
Deferred Income tax and Social Contribution	-	-
Net Result of the Period	-75,891	29,145

229

Cash Flow

(thousands of reais)

Cash Flow	12.31.14	12.31.13
OPERATING ACTIVITIES
Result before income tax and social contribution	-51,689	53,253
Depreciation and amortization	9,395	9,306
Intangible Amortization – Distribution / Transmission	0	0
Monetary and Exchange net variations	0	0
Financing charges	4,214	2,695
Equity Method	0	0
Provision for uncovered liability	0	0
Provision for credits of doubtful liquidation	29,932	-49,771
Provisions for contingencies	4,756	1,455
Provision for staff realignment	0	0
Provision for impairment of assets	0	0
Provision for losses with onerous contracts	0	0
Provision for Financial Asset loss	0	0
Global reversal reserve charges	0	0
Present value adjustment	0	0
Minority Participation in Result	0	0
Charges on shareholders funds	0	0
Financial asset revenue by IRR	0	0
Derivative financial instruments	0	0
Others	-23,217	-24,578
Variation in operating assets / liabilities	30,136	33,770
Net cash from operating activities	3,527	26,130

Financing charges – payment	-2,409	-2,495
Payment of charges of global reversal reserve	0	0
Financial charges receivable	0	0
Remuneration from equity participation	0	0
Financial asset revenue by AAR	0	0
Financial Asset on receiving indemnities	0	0
Payment of income tax and social contribution	0	0
Complementary pension fund payment	0	0
Lawsuits payment	0	0
Legal deposits	0	0
Net cash from Operational activities	1,118	23,635

FINANCING ACTIVITIES
Loans and financing obtained	45,122	9,142
Loans and financing payable - principal	-27,717	-3,289
Payment of Shareholders remuneration	0	0
Refinancing of taxes and contributions payment - principal	0	0
Capital increase - receivable	0	0
Others	0	0
Net cash from financing activities	17,405	5,853

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-12,247	-1,173
Intangible acquisition	-4,770	-2,370
Concession Asset Acquisition	-1,722	-33,184
Advance for future capital increase	0	0
Acquisition of equity participation investment	0	0
Others	0	0
Net Cash from investment activities	-18,739	-36,727

Increase (Decrease) in Cash and Cash Equivalents	-216	-7,239

Cash and cash equivalents at beginning of the period – 12/31/13	7,502	14,741
Cash and cash equivalents at end of the period – 12/31/14	7,286	7,502
,	-216	-7,239

230

Analysis of the result

4Q14 x 3Q14

The Company presented in 4Q14 a result 80% higher than that registered in the previous quarter, from a loss of R$ 25.9 million in 3Q14 to a loss of R$ 5.2 million in 4Q14, mainly due to the factors described below.

Operating Revenue

In Generation:

The electric energy supply for distributors increased by 85.1%, from R$ 5.8 million in 3Q14 to R$ 10.7 million in 4Q14, mainly due to the average increase of 16.95% in energy sales in 4Q14 and the adjustment in the sale of energy in previous quarters.

In Distribution:

The supply of electric energy increased by 27.6%, from R$ 49.2 million in 3Q14 to R$ 62.7 million in 4Q14, mainly due to the average increase of 16.95% in energy sales in 4Q14, the influence of charge two malls opened in the service area in 4Q14.

Operating Expenses

The personnel expenses, materials and third-part related service ncreased by 22.5%, from R$ 19.3 million in 3Q14 to R$ 23.7 million in 4Q14, mainly due to the hiring of new employees and hiring services data processing maintenance.

The fuel used for electric network production net in CCC increased by 67.2% from  $ 5.0 million in 3Q14 to R$ 8.4 million in 4Q14, mainly due to the increase of own generation due to reduction of energy purchased for resale from Venezuela.

The operational provisions increased by 80%, from R$ 8.9 million in 3Q14 to R$ 16.0 million in 4Q14, mainly due to the provision for doubtful credits of R$ 5.1 million and other provisions in R$ 2 million.

The others operating expenses decreased by 4,177.1%, from an expense of R$ 0.5 million in 3Q14, to a R$ 21.0 million in 4Q14, mainly due to the reversal of the impairment in the amount of R$ 23.4 million.

Financial Result

The debt charges increased by 647.8%, from R$ 0.3 million in 3Q14 to R$ 2.1 million in 4Q14, mainly due to the entry of new loan and financing contracts from Eletrobras.

The others revenues and net financial expenses decreased by 726.9%, from an expense of R$ 0.2 million in 3Q14 to an expense of R$ 1.9 million in 4Q14, mainly due to the correction of receivables amounts from reimbursement of CCC registered in 4Q14.

231

Market Data

1. Generation Assets and Energy generated (IPPs contract)

Plant	InstalledCapacity (MW)	Energy generated (MWh)					Beginning of Operation	End of Concession
		1Q14	2Q14	3Q14	4Q14	2014
Floresta	40MW	15.924	16.393	16.001	27.150	75.468	Apr/2010	Apr/2015
Distrito	20MW	15.952	19.943	19.251	28.300	83.446	Apr/2010	Apr/2015

2. Electric energy purchased for resale

System	Unit	1Q14	2Q14	3Q14	4Q14	2014
Eletrobras	MWh	199,305	202,663	213,744	217,803	833,515
	R$ million	40.5	40.5	43.0	44.8	168.9
Others	MWh	-	-	-
	R$ million	-	-	-
Total	MWh	199,305	202,663	213,744	217,803	833,515
	R$ million	40.5	40.5	43.0	44.8	168.9

3. Energy sold

Distribution to	1Q14		2Q14		3Q14		4Q14		2014
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Residential	29.0	89,889	29.0	91,183	28.7	89,634	35.1	102,26	121.8	372,966
Industrial	1.3	3,566	1.4	4,189	1.4	4,24	1.5	4,53	5.6	16,525
Commercial	11.9	38,258	11.9	38,499	12.2	39,862	14.8	45,093	50.8	161,713
Rural	1.3	5,273	0.8	2,972	0.8	3,08	1.3	5,286	4.3	16,611
Public Utilities	11.1	18,294	6.4	22,105	6.2	21,475	7.4	22,934	31.1	84,808
Public Ilumination	0.9	6,624	0.9	7,156	0.9	7,168	1.2	7,215	3.8	28,163
Public Service	1.1	4,642	1.2	4,665	1.8	5,054	1.4	5,318	5.5	19,679
Own Consumption	0.2	290	0.1	280	0.2	287	0.2	316	0.6	1,173
Total	56.7	166,836	51.7	171,049	52.2	170,8	62.9	192,952	223.5	701,637

4. Number of Consumer Units Serviced

1Q14	2Q14	3Q14	4Q14
98,936	100,546	101,559	102,078

5. Network Expansion - number of new connections

1Q14	2Q14	3Q14	4Q14	2014
3,602	1,820	2,000	1,650	9,072

6. Substations

1Q14	2Q14	3Q14	4Q14	2014
03	03	03	03	03

7. Fuel used to produce electricity

Type	Unit	1Q14		2Q14		3Q14		4Q14		2014
		Amount	R$ million	Amount	R$ million	Amount	R$ million	Amount	R$ million	Amount	R$ million
Diesel oil	Litre/ million	11.4	33.8	10.3	30.5	11.2	33.1	15.62	46.16	48.52	143.56

232

8. Losses - %

1Q14		2Q14		3Q14		4Q14		2014
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
7.04	4.67	7.04	2.49	7.04	5.98	7.04	4.49	7.04	4.49

9. Extension of distribution lines – 09.30.13

4Q14
3,508

10. DEC- Duration of interruptions - in hours

1Q14	2Q14	3Q14	4Q14	2014
2.28	4.36	7.53	14.70	14.70

11. FEC – Frequency of interruptions – Number of outages

1Q14	2Q14	3Q14	4Q14	2014
3.92	6.33	10.94	19.83	19.83

12. TMA – Average response time – in minutes

1Q14	2Q14	3Q14	4Q14	2014
76.06	80.57	84.74	88.65	88.65

13. Average price– R$/MWh

1Q14	2Q14	3Q14	4Q14	2014
263.957	260.831	260.965	270.124	263.969

14. Main investments – R$ million

Project	1Q14	2Q14	3Q14	4Q14	2014	2014 Budget
Distribution	2.01	4.08	3.40	6.42	15.90	32.78
Expansion of Urban Distribution (Light for All Program)	-	-	0.11	0	0.11	0.8
Expansion of Urban Distribution (regular)	1.13	0.99	1.62	3.06	6.81	16.5
Maintenance of energy distribution system	0.65	1.23	1.00	1.14	4.00	6.76
Modernization and adaptation of energy distribution and Energy trading system	0.23	1.86	0.67	2.22	4.98	8.72
Others	0.02	0.17	0.24	4.43	4.86	12.74
Maintenance and adjustment of property	-	-	-	-	-	0.89
Maintenance and adjustment of goods	-	-	0.24	0.66	0.90	4.42
Maintenance and adjustment of thechnological activity	0.02	0.17	-	3.77	3.96	7.43
Total	2.03	4.25	3.64	10.85	20.76	45.52

15. New Investments

Project	1Q14	2Q14	3Q14	4Q14	2014 Budget
Extension of Urban Network Distribution	1.13	0.99	1.62	3.06	16.5

233

16. Loans and financing – R$ million

Creditor	Balance on 03.31.14	Balance on 06.30.14	Balance on 09.30.14	Balance on 12.31.14	Date Due	Index
Eletrobras	23.48	41.27	38.78	42.42	Up to 2019	According to ECF (Diverses)

17.Contract obligations –12.31.14

Loans and financing R$ million	2015	2016	2017	2018	2019	2020	After 2020
	21.78	4.06	1.76	1.82	2.25	2.01	3.98

Energy Purchase Contracts	2015	2016	2017	2018	2019	2020	After 2020
R$ million	284.9	338.4	386.9	474.1	525.5	581.1	7.222
MWh	953	1,032	1,093	1,155	1,216	1,278	13,398

18. Default

Class	R$ million
State utilities	12.35
Industrial	0.04
Residential	0.51
Commercial	0.13
Others	25.54
Total	38.56

19.Number of employees

19.1.By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	18	13	31	33
6 to 10	60	43	39	39
11 to 15	-	23	24	24
16 to 20	-	1	-	-
21 to 25	25	13	-	-
beyond 25	33	40	56	56
Total	136	133	150	152

234

Administration

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	10	07	12	12
6 to 10	86	42	43	43
11 to 15	-	43	43	43
16 to 20	-	2	1	01
21 to 25	9	9	3	03
beyond 25	19	19	24	23
Total	124	122	126	125

19.2.By region

State
	1Q14	2Q14	3Q14	4Q14
Roraima	260	255	276	277

19.3.By departments

Department
	1Q14	2Q14	3Q14	4Q14
Field	136	133	150	152
Administrative	124	122	126	125

20.Complementary work force

1Q14	2Q14	3Q14	4Q14
269	267	267	197

21.Turn-over - %

1Q14	2Q14	3Q14	4Q14
0.00	0.01	0.038	0.0072

235

Balance Sheet

(R$ thousands)

Assets	12.31.14	12.31.13
Current Assets

Availabilities	14,529	54,240
Clients (Consumers and Resellers)	-	-
Loans and Financing	-	-
Marketable Securities	42,075	-
Dividends to receive (remuneration of equity participation)	552	1,211
Fiscal Asset Deferred (taxes and Contributions)	2,518	1,803
Income tax and Social Contribution	-	-
Linked Deposits	-	-
Stored Material	-	-
Financial Asset	-	-
Others	-	-
Current Asset Total	59,674	57,254

Non-Current Assets

Clients (Consumers and Resellers)	-	-
Loans and Financing	-	-
Marketable Securities	-	-
Fiscal Asset Deferred (taxes and Contributions)	2,741	-
Income tax and Social Contribution	-	2,741
Linked Deposits	51	48
Others	-	-
Advance for equity participation	-	-
	2,792	2,789

Investments	91,009	92,546
Fixed Asset	57	28
Intangible	19	19

Non-Current Assets Total	93,877	95,382
Total Assets	153,551	152,636

236

Liabilities and Stockholders Equity	12.31.14	12.31.13
Current Liabilities
Suppliers	876	817
Loans and Financing	-	-
Taxes and Social Contribution	81	33
Income tax and Social Contribution	53	-
Derivatives	-	-
Remuneration to Shareholders (dividends to pay)	-	801
Estimated Obligations	211	220
Provisions for Contingencies	-	-
Post-Employment Benefit (Complementary Pension Fund)	-	-
Leasing	-	-
Onerous Contracts	-	-
Others	-	-
Current Liabilities Total	1,221	1,871

Non-Current Liabilities
Suppliers	-	-
Loans and Financing	-	-
Bonds	-	-
Taxes and Social Contribution	-	-
Income tax and Social Contribution	11,428	8,860
Derivatives	-	-
Estimated Obligations	-	-
Provision for contingencies	-	-
Provision for uncovered liabilities on invested companies	-	-
Provision for onerous contract	-	-
Post-Employment Benefit (Complementary Pension Fund)	-	-
Sectorial Charges (regulatory charges)	-	-
Advance for future capital increase	-	-
Others	-	-
Non-Current Liabilities Total	11,428	8,860

Stockholders Equity
Social Capital	118,054	118,054
Capital Reserves	-	-
Profit Reserves	3,159	3,159
Additional proposed Dividend	-	2,401
Acccumulated Profit/Losses	-2,944	-
Other comprehensive income	22,633	18,291
Non-controlling shareholders participation	-	-
Stockholders Equity Total	140,902	141,905

Total Liabilities and Stockholders Equity	153,551	152,636

237

Statement of Income

(R$ thousands)

	12.31.14	12.31.13
Operating Revenue
Equity Participation Revenue	10,521	2,976
Operating Revenue Total	10,521	2,976

Operational Costs and Expenses
Personnel, Material and third-part related service	-3,195	-3,467
Depreciation and Amortization	-20	-14
Donations and Contributions	-	-
Provisions	-13,935	1,712
Others	-1,461	-2,681
Operating Costs and Expenses	-18,611	-4,450

Operating Result before Financial Result	-8,090	-1,474

Financial Result	5,665	3,416
Result before Income tax and Social Contribution	-2,425	1,942

Current Income tax and social Contribution	-519	-
Deferred Income tax and Social Contribution	-	-9
Net Result of the Period	-2,944	1,933

238

Cash Flow

(thousands Reais)

Cash Flow	12.31.14	12.31.13
OPERATING ACTIVITIES
Result before income tax and social contribution	-2,425	3,372
Depreciation and amortization	20	13
Intangible Amortization – Distribution / Transmission	0	0
Monetary and Exchange net variations	0	0
Financing charges	0	0
Equity Method Result	-747	-679
Provision for uncovered liability	0	0
Provision for credits of doubtful liquidation	0	0
Provisions for contingencies	0	-1,713
Provision for losses with Investments	0	0
Provision for impairment of assets	13,935	0
Provision for losses with onerous contracts	0	0
Provision for Financial Asset loss	0	0
Global reversal reserve charges	0	0
Present value adjustment	0	0
Minority Participation in Result	0	0
Charges on shareholders funds	0	0
Financial asset revenue by IRR	0	0
Derivative financial instruments	0	0
Others	-4,769	0
Variation in operating assets / liabilities	-40,435	-828
Net cash from operating activities	-34,420	165

Financing charges – payment	0	0
Payment of charges of global reversal reserve	0	0
Financial charges receivable	0	0
Remuneration from equity participation	0	1,331
Financial asset revenue by AAR	0	0
Financial Asset on receiving indemnities	0	0
Payment of income tax and social contribution	-519	-9
Complementary pension fund payment	0	0
Lawsuits payment	0	0
Legal deposits	0	1,730
Net cash from Operational activities	-34,939	3,216

FINANCING ACTIVITIES
Loans and financing obtained	0	0
Loans and financing payable - principal	0	0
Payment of Shareholders remuneration	-3,202	-12,775
Refinancing of taxes and contributions payment - principal	0	0
Capital increase - receivable	0	0
Others	0	7
Net cash from financing activities	-3,202	-12,768

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-50	-14
Intangible acquisition	0	0
Concession asset acquisition	0	0
Advance for future capital increase	0	0
Acquisition of equity participation investment	-1,520	0
Others	0	0
Net Cash from investment activities	-1,570	-14

Increase (Decrease) in Cash and Cash Equivalents	-39,711	-9,566

Cash and cash equivalents at beginning of the period – 12/31/13	54,240	63,804
Cash and cash equivalents at end of the period – 12/31/14	14,529	54,240
,	-39,711	-9,564

239

Analysis of the Result

4Q14 x 3Q14

The Company presented in 4Q14 a profit 93.7% lower than the reported in the previous quarter, from a R$ 6.3 million profit in 3Q14 to a R$ 0.4 million profit in 4Q14.

Participation Equity Revenue

The Result of Investments in Equity decreased by 97.6%, from a gain of R$ 6.8 million in 3Q14 to a gain of R$ 0.2 million in 4Q14 due to reversal of provision for EMAE held in 3Q14.

240

Market Data

1.    Investments

Company

Type

Amount

Participation (%)

CTEEP	PN	1,060,225	0.65
Eletropaulo	PNB	2,095,644	1.25
EMAE	PN	523,911	1.42
Energias do Brasil	ON	1,485,678	0.31
CPFL Energia	ON	1,703,600	0.18

2. Number of employees (including requested employees from other Eletrobras companies/excluding employees assigned to other  Eletrobras companies)

2.1.By tenure

Composition of employees by tenure (Years)	1Q14	2Q14	3Q14	4Q14
Up to 5	02	02	02	02
6 to 10	02	02	02	02
11 to15	-	-	-	-
16 to 20	-	-	-	-
21 to 25	-	-	-	-
Beyond 25	-	-	-	-
Total	04	04	04	04

2.1.By region

State	.
	1Q14	2Q14	3Q14	4Q14
RJ	04	04	04	04

3. Complementary work force

1Q14	2Q14	3Q14	4Q14
06	06	06	06

4. Turn-over - %

1Q14	2Q14	3Q14	4Q14	2014
-	-	-	-	-

241

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.